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04035033

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sata Power

*CURRENT ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3723 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/29/04

82-3733





PROCESSING
RECEIVED
JUN 1 8 2004
SEC MAIL
NOTICES
SECTION
156
WASH., D.C.



RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
3-31-04

TATA POWER







Powering growth ▸▸

85th Annual Report 2003-2004








Powering growth

Powering growth

The basic elements of Life - earth, water, fire, wind and ether - have inspired Tata Power. Tata Power strives to imbibe the sheer energy, the passion and the strength of the elements to power its growth. As each element contributes to its solidity (earth), adaptability (water), dynamism (fire), presence (wind) and limitless potential (ether); Tata Power is poised for a quantum leap.

Having enhanced and enriched life in Mumbai, Karnataka, Delhi and Jharkhand and having initiated forays into Uttaranchal, Tata Power is well on its way to register a national presence. Drawing inspiration from the five elements of Life, Tata Power is making a confident move in the right direction. To grow. To prosper. To lead.

Powering growth



Generation

Tata Power has an installed power generation capacity of 2278 MW. The Thermal Power Station at Trombay and the Hydro Electric Power Stations at Bhira, Bhivpuri and Khopoli account for 1797 MW of power generation capacity. To leverage its expertise in handling power plants efficiently and ensuring reliable power, the Company acquired a 67.5 MW Captive Power plant (CPP) from Tata Steel at Jojobera in Jamshedpur and a 37.5 MW plant from ACC at Wadi in Karnataka. The installed capacities of these plants have since been increased to 307.5 MW and 75 MW respectively. It also owns and operates five DG sets with a combined capacity of 81.3 MW as an Independent Power Producer (IPP) at Belgaum in Karnataka. As its contribution towards efforts in non-conventional energy, Tata Power has also commissioned a 17 MW Wind Power Project at Supa near Ahmednagar, Maharashtra. All the Tata Power generation plants exhibit a high degree of availability and reliability.



Power Supply to Mumbai

Tata Power caters to about 70% of Mumbai's power requirement. It supplies power to bulk licensees like BEST, Reliance Energy and State Electricity Boards like MSEB and MPEB. Its bulk consumers include Central and Western Railways, Mumbai Port Trust, refineries, textile mills and other industries requiring uninterrupted power supply. Tata Power has deployed elaborate resources to improve the fault restoration time of both its underground and overhead networks. This, along with Tata Power's islanding system ensures uninterrupted power supply to Mumbai. A demonstration of Tata Power's expertise is the completion of the annual overhaul of the 500MW unit at Trombay in a record 25 days, a national benchmark.



Transmission & Distribution

Tata Power transmits and distributes power to Mumbai through its 1200 circuit Kms of high voltage (220 kV and 110 kV) Transmission Network and a 1443 km HT and LT cable distribution network connecting 17 major receiving stations and 349 consumer sub-stations / distribution sub-stations in its Mumbai License area.


TAHARA

Energy

Tata Petrodyne Ltd. (TPL) is a wholly owned subsidiary of Tata Power. TPL is in consortium with leading oil and gas companies like Cairn Energy, Hardy Exploration & Production (India) Inc., Oil and Natural Gas Corporation (ONGC) and Hindustan Oil Exploration Company (HOEC) for its gas and oil exploration and development projects in three offshore blocks. These include two gas blocks in the Gulf of Cambay, Gujarat (North Cambay) with ONGC and HOEC; South Cambay with Cairn Energy and ONGC and one oil block in the Cauvery basin, Tamil Nadu with Hardy, ONGC and HOEC.

Powering growth

Powering growth



Broadband

Having launched Multi Protocol Label Switching (MPLS) Virtual Private Networks (VPNs) over India's first Metro Dense Wave Division Multiplexing (DWDM) network last year, Tata Power's Broadband Division (TPBB) has further consolidated this leadership position with continued focus on high quality customer service and product flexibility with new technology introduction. MPLS VPNs are the major drivers of IP demand, with the IP bandwidth more than doubling last year. The network expansion undertaken in Pune will help TPBB win new markets.



Design and Development

Tata Power's Strategic Electronics Division (SED) has designed and developed electronic products and systems using state-of-the-art technology for Defence and other core sectors. SED (Mumbai) is recognised by the Department of Science and Technology. The Bangalore facility is ISO 9001-2000 certified. SED's forte is the development and integration of real-time and mission-critical decision-support systems. Two major turnkey systems developed and supplied by the Division were cleared for introduction by the Indian Army.



Customer Support

A unique feature of the Tata Power's customer care is a variety of add-on services, which are available to its consumers. Some of these include energy audit, system protection studies, review of equipment at consumer substations, diagnostic testing services, selective load trimming scheme, fault detection, assistance in maintaining safety, technical training etc. Tata Power's initiatives in customer care also include a 24x7 Call Centre, a Customer Portal and a Consumer Grievance Cell.



Power Projects & Services

Tata Power's Power Systems Division (PSD) has emerged as a significant player in the domestic transmission EPC and associated business. It currently has orders worth about Rs. 430 crores; among them being a U.S. $38 million order from the Powergrid Company of Bangladesh - the largest transmission line contract to be awarded in Bangladesh. Many of the PSD's jobs are being executed along treacherous hilly terrain, for example, the Kishenpur-Wagoora-Thathar transmission line in Jammu and Kashmir and part of the Vishnuprayag to Muzzaffarnagar transmission line in the foothills of the Himalayas in Uttaranchal. It is also undertaking other key grid strengthening projects in Maharashtra, Jharkhand and Bihar.



Earth

SOLIDITY

Tata Power is firmly rooted in its foundation for over nine decades of its existence. With the Electricity Act 2003 opening up opportunities, Tata Power will lead from the front. Tata Power has established its leadership by putting in place the entire energy value chain and performing to excel.

Tata Power - a company that is based on rock-solid values and applies its core competence to deliver consistent results.

A company that is based on rock-solid values and applies its core competence to deliver consistent results.

Powering growth through performance

Tata Power reported revenues of Rs. 4239.08 crores.

As part of its ongoing cost control exercise, Tata Power realised a savings of Rs. 188 crores on fuel costs due to change in fuel mix and heat rate improvement.

PBT increased from Rs. 676.94 crores in FY03 to Rs. 734.27 crores in FY04.

Interest and Finance Charges for the year have reduced by Rs. 57.49 crores due to significant reduction of debt.

Sales to SEBs outside Maharashtra commenced in the year – 205 MUs sold to MPEB.

Highest ever generation achieved at Jojobera (1793 MUs) and Wadi (478 MUs).

Strategic Electronics Division registered a 46% increase in revenues.

Power Systems Division's revenue went up by 310%.

Tata Power has bagged US$ 38 million contract from Power Grid Company of Bangladesh.


OPERATING PROFIT
CAGR 12.07%
Rs. In Crores
1200
1000
800
600
400
200
0
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04


NETWORTH
CAGR 10.45%
Rs. in Crores
4000
3000
2000
1000
0
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04


EPS (ON DP)
CAGR 15.08%
Rs.
25
20
15
10
5
0
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04



Water

Water

ADAPTABILITY

Tata Power has cultivated the ability to change and adapt to emerging opportunities. By leveraging its strengths and applying foresight, Tata Power is navigating the challenges and converting them into opportunities. Many new initiatives taken by the company are empowering it to register a powerful presence in the Indian power sector.

Tata Power - a company that has adapted to changing trends and challenging demands to chart its course as a leader.

A company that has adapted to changing trends and challenging demands to chart its course as a leader.

Powering growth through new initiatives

- Tata Power has taken up several new projects that will power its growth. The status of these projects is as under :
  - Construction has commenced on the 120 MW Jojobera expansion project - the company's first project as a Merchant Power Plant.
  - Construction of the transmission line of Powerlinks Transmission Limited has also started. Financial Closure has been achieved and the transmission license obtained.
  - Acquisition of the Alaknanda Hydro Power Company Limited has been completed
    - Construction of the 330 MW run of the river Hydel project at Shrinagar in Uttaranchal will commence soon.
- Tata Power has launched the 3SCR (Speedy, Significant and Sustainable Cost Reduction) initiative to become a business-oriented, cost competitive company. Plans are on to streamline processes and align strategies to create greater cost effectiveness and a stronger competitive edge through 3SCR.
- Tata Power Broadband offers guaranteed Quality on IP network using Cisco's Solution. Tata Power's Broadband division has launched Multi Protocol Label Switching (MPLS) services using solutions from Cisco Systems.
- A state-of-the-art Load Despatch Centre at Trombay has been set up.
- Efforts are also in progress to increase hydro generation in its Mumbai licence area by diverting local nallahs into lakes.


We can.
We must.
3SCR





Fire

DYNAMISM

Tata Power's growth is fired by the dynamism of its management team. The leadership inspires and drives people to perform at peak levels, pooling their skill sets and talents to propel the company to highest levels of efficiency, effectiveness and expertise. Tata Power's edge comes from applying these capabilities and ably supporting them with technology to offer power solutions to the nation.

Tata Power - a company that has kindled the desire to achieve and fuelled it with motivation to deliver.

A company that has kindled the desire to achieve and fuelled it with motivation to deliver.



Notice

The EIGHTY-FIFTH ANNUAL GENERAL MEETING of THE TATA POWER COMPANY LIMITED will be held on Tuesday, the 29th day of June 2004 at 3 p.m. at Nehru Centre Auditorium, Discovery of India Building, Dr. Annie Besant Road, Worli, Mumbai 400 018 to transact the following business :-

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended 31st March 2004 and the Balance Sheet as at that date together with the Report of the Directors and the Auditors thereon.
2. To declare a dividend on Equity Shares.
3. To appoint a Director in place of Dr. H. S. Vachha, who retires by rotation and is eligible for re-appointment.
4. To appoint a Director in place of Mr. R. N. Tata, who retires by rotation and is eligible for re-appointment.
5. **Appointment of Mr. R. K. Misra as Director**

   To appoint a Director in place of Mr. R. K. Misra, who was appointed a Director of the Company pursuant to Article 131 of the Articles of Association of the Company to fill the casual vacancy on the Board caused by the resignation of Mr. R. Thothadri and who, pursuant to Section 262 of the Companies Act, 1956 (the Act), holds office upto the date of the forthcoming Annual General Meeting but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.
6. **Appointment of Mr. A. J. Engineer as Director**

   To appoint a Director in place of Mr. A. J. Engineer, who was appointed an Additional Director of the Company with effect from 19th November 2003 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.
7. **Amendment of the Authorised Capital**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

   "RESOLVED that subject to the provisions of Section 94 of the Companies Act, 1956 and the Company's Articles of Association, 71,00,000 Cumulative Redeemable Preference Shares of Rs.100/- each of the Company be cancelled and that Clause VI of the Memorandum of Association of the Company be altered accordingly.

   RESOLVED FURTHER that the Equity Share Capital of the Company be increased from Rs. 229,00,00,000 divided into 22,90,00,000 Equity Shares of Rs.10/- each to Rs. 300,00,00,000 divided into 30,00,00,000 Equity Shares of Rs.10/- each by the creation of

7,10,00,000 Equity Shares of Rs.10/- each and that Clause VI of the Memorandum of Association of the Company be altered accordingly."

8. **Amendment to Memorandum of Association**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

"RESOLVED that pursuant to the provisions of Section 16 and other applicable provisions, if any, of the Companies Act, 1956 the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause VI as under :

'The said capital is divided into 2,29,00,000 Cumulative Redeemable Preference Shares of Rs.100/- each and 30,00,00,000 Equity Shares of Rs.10/- each.'"

9. **Amendment to Articles of Association**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act, 1956, the Articles of Association of the Company be and are hereby altered by substituting the existing Article 5 as under :

'The present capital of the Company is Rs. 529,00,00,000 divided into 2,29,00,000 Cumulative Redeemable Preference Shares of Rs.100/- each and 30,00,00,000 Equity Shares of Rs.10/- each.'"

10. **Raising of additional long-term resources**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that in accordance with the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), and subject to such consents and such other approvals as may be necessary and subject to such conditions and modifications as may be considered necessary by the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this resolution) or as may be prescribed or made, in granting such consents and approvals and which may be agreed to by the Board, the consent of the Company be and is hereby accorded to the Board to offer, issue and allot in one or more tranches, by way of private placement or otherwise, in the course of international offering(s) in the international market to Foreign Investors, including Foreign Institutions, Non-Resident Indians, Corporate Bodies, Mutual Funds, Banks, Insurance Companies, Pension Funds, individuals or otherwise, whether shareholders of the Company or not, debentures/bonds linked to Equity Shares and/or foreign currency convertible bonds and/or bonds with Share Warrants attached (hereinafter collectively referred to as "Securities"), secured or unsecured at such price or prices so however that the total amount raised through the aforesaid Securities should not exceed US $ 500 million.

RESOLVED FURTHER that in case of any Equity Linked Securities Issue/Offer, the Board be authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of any such Securities referred to above or as may be in accordance with the terms of the offer, all such shares would rank *pari passu inter se*, with the then existing Equity Shares of the Company in all respects.

RESOLVED FURTHER that the consent of the Company be and is hereby granted in terms of Section 293(1)(a) and other applicable provisions, if any, of the Act and subject to all necessary approvals to the Board to secure, if necessary, all or any of the above mentioned Securities to be issued, by the creation of a mortgage and/or charge on all or any of the Company's immovable and/or movable assets, both present and future in such form and manner and on such terms as may be deemed fit and appropriate by the Board.

RESOLVED FURTHER that for the purpose of giving effect to the above, the Board be and is hereby authorised to determine the form, terms and timing of the Issue(s), including the class of investors to whom the Securities are to be allotted, number of Securities to be allotted in each tranche, issue price, face value, premium amount on issue/conversion of Securities/exercise of



warrants/redemption of Securities, rate of interest, redemption period, listings on one or more stock exchanges in India and/or abroad as the Board in its absolute discretion deems fit and to make and accept any modifications in the proposal as may be required by the authorities involved in such issues in India and/or abroad, to do all acts, deeds, matters and things and to settle any questions or difficulties that may arise in regard to the Issue(s)."

11. **Appointment of Auditors**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that Messrs. A. F. Ferguson & Company and Messrs. S. B. Billimoria & Company, the retiring Auditors of the Company, be and are hereby re-appointed Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and to examine and audit the accounts of the Company at Mumbai and the Divisions for the financial year 2004-05 on such remuneration as may be mutually agreed upon between the Board of Directors and the Auditors plus service tax, travelling and out-of-pocket expenses."

12. **Appointment of Branch Auditors**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), the Board of Directors be and is hereby authorised to appoint the Company's Auditors and/or in consultation with the Company's Auditors any person or persons qualified for appointment as Auditor or Auditors of the Company under Section 226 of the Act so far as Branch Offices in India are concerned, or an accountant or accountants duly qualified to act as Auditor or Auditors of the Branch Offices of the Company situated in countries outside India, in accordance with the laws of the country in which the Branch Offices of the Company are situated, to audit the accounts for the financial year 2004-05 of the Company's Branch Offices in India and abroad respectively and to fix their remuneration (which in the case of the Company's Auditors shall be in addition to their remuneration as the Company's Auditors) and the terms and conditions on which they shall carry out the audits."

NOTES :

(a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in regard to the business as set out in Item Nos. 5 to 12 above and the relevant details in respect of Item Nos. 3 to 6 pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

(c) The Register of Members and the Transfer Books of the Company will remain closed from 10th June 2004 to 29th June 2004, both days inclusive.

(d) Dividend, if declared, will be paid on or after 30th June 2004 to those Members whose names appear on the Company's Register of Members on 29th June 2004. In respect of shares held in electronic form, the dividend will be payable to those who are the beneficial owners of shares after close of business hours on 9th June 2004, as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited.

(e) Members are requested to notify immediately any change in their addresses and/or the Bank Mandate details to the Company's Registrars and Share Transfer Agents for shares held in physical form and to their respective Depository Participants for shares held in electronic form.

(f) Members holding shares in electronic form may please note that their bank details as furnished by the respective Depositories to the Company will be considered for remittance of dividend as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such members for change/deletion in such bank details. Further, instructions, if any, already given by them in respect of shares held in physical form, will not be automatically applicable to the dividend paid on shares held in electronic form. Members may, therefore, give instructions regarding bank accounts in which they wish to receive dividend to their Depository Participants.

holders of the said Securities and the Company may contain the power to take over the management of the Company in certain events, it is necessary for the Company to pass a resolution under Section 293(1)(a) of the Act, before creation of the said mortgage or charge.

To enable the Company to issue Equity Shares arising out of the issue of Securities as mentioned under Item No. 10 or conversion of such Securities into Equity Shares, it is proposed to amend the existing Authorised Share Capital by cancelling 71,00,000 Cumulative Redeemable Preference Shares of Rs.100/- each out of the 3,00,00,000 Cumulative Redeemable Preference Shares of Rs.100/- each remaining unissued and increasing the Equity Share Capital of the Company by the creation of 7,10,00,000 Equity Shares of Rs.10/- each ranking *pari passu* in all respects with the existing Equity Shares of the Company. Thus, the Authorised Capital of the Company will remain at Rs. 529,00,00,000 divided into 2,29,00,000 Cumulative Redeemable Preference Shares of Rs.100/- each and 30,00,00,000 Equity Shares of Rs. 10/- each. It is proposed to amend the Authorised Share Capital of the Company as set out in the Resolution at Item No. 7 of the Notice. Members will note that this amendment of the Authorised Share Capital will not result in any increase in the Authorised Share Capital of the Company. Consequential amendments to Clause VI of the Memorandum of Association and Article 5 of the Articles of Association of the Company, as set out in the Resolutions at Item Nos. 8 and 9 of the Notice respectively, are proposed to be made.

The raising of the above resources would be well within the limit of Rs. 10,227.73 crores for borrowings by the Company as approved by the Members at the Annual General Meeting of the Company held on 20th August 1997.

A copy of the Memorandum and Articles of Association of the Company together with the proposed amendments is open for inspection by the Members of the Company at its Registered Office between 11 a.m. and 1 p.m. on any working day of the Company.

The proposed offer is in the interest of the Company and your Directors commend the Resolution for acceptance.

The Directors of the Company may be deemed to be concerned or interested in the Resolution to the extent of Securities that may be subscribed by them or by the companies/institutions of which they are Directors or members.

Item No. 11 : In terms of Section 224A of the Act, if not less than 25% of the subscribed capital of a company is held either singly or in combination by public financial institutions, government companies etc., then the appointment or re-appointment of the auditors of that company has to be made by a special resolution.

In the case of the Company, the combined holding of the aforesaid categories of shareholders as on 21st May 2004 was 22.77%. As their holding may exceed 25% of the subscribed share capital of the Company on the date of passing of the Resolution at Item No. 11, the re-appointment of Messrs. A. F. Ferguson & Company and Messrs. S. B. Billimoria & Company as the Auditors of the Company is proposed to be made by a Special Resolution by way of abundant caution.

The Shareholders' approval is also being sought to authorise the Board of Directors to determine the remuneration payable to the Auditors in consultation with them.

As required under Section 224 of the Act, certificates have been received from the Auditors to the effect that their re-appointments, if made, will be in accordance with the limits specified in Section 224(1B) of the Act.

Item No. 12 : As Members are aware, the Company is undertaking several projects/contracts in India as well as outside India mainly for the erection, operation and maintenance of power generation and distribution facilities. To enable the Directors to appoint Branch Auditors/Accountants for the purpose of auditing the accounts of the Company's Branch Offices in India and abroad, the necessary authorisation of the Members is being obtained in accordance with the provisions of Section 228 of the Act, in terms of the Special Resolution under Item No. 12 of the accompanying Notice.

By Order of the Board of Directors,

B. J. SHROFF
Company Secretary &
Senior General Manager (Corporate Affairs)

Mumbai, 21st May 2004.

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai 400 001.



Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49(VI)(A) of the Listing Agreement)

Name of Director	Dr. H. S. Vachha	Mr. R. N. Tata
Date of Birth	23rd April 1942	28th December 1937
Date of Appointment	30th March 2001	18th May 1989
Expertise in specific functional areas	Dr. Vachha was the General Manager of ICICI Ltd. in a career spanning over 25 years. He was in charge of Market Research and Industry Studies Department as also in charge of the Economics Department. He was the ICICI Nominee Director on the Board of several large companies. He was appointed as Nominee Director on the Board of the erstwhile The Andhra Valley Power Supply Co. Ltd. in 1993. On ceasing to be such Nominee Director, he was re-appointed on the Board of that Company and continued as Director till its amalgamation with the Company in 2000. He has been subsequently appointed on the Board of this Company in 2001. He is also on the Board of several other companies either as Independent Director or Nominee Director.	Mr. Tata is an eminent industrialist with wide business experience across a variety of industries. He joined the Tata Group in 1962. He is the Chairman of Tata Sons Ltd., an apex body of the Tata Group, and also other major Tata Companies. He is also on the Central Board of Reserve Bank of India.
Qualifications	Dr. Vachha has a post graduate degree in Economics from the University of Bombay (Gold Medallist in Industrial Economics). He also holds a Doctorate in Economics from the University of Bombay.	B.Sc. (Architecture) with Structural Engineering, Cornell University, New York, Advanced Management Programme, Harvard University.
Directorships held in other companies (excluding foreign companies)	Tata International Ltd. Finolex Cables Ltd. Tata Ceramics Ltd. Af-Taab Investment Co. Ltd. ABG Shipyard Ltd. Bo-Chem Pvt. Ltd.	Tata Sons Ltd. Tata Industries Ltd. The Tata Iron and Steel Co. Ltd. Tata Motors Ltd. Tata Chemicals Ltd. The Indian Hotels Co. Ltd. Tata Tea Ltd. Information Technology Park Ltd. Tata AutoComp Systems Ltd. Videsh Sanchar Nigam Ltd. The Bombay Dyeing & Mfg. Co. Ltd. Antrix Corporation Ltd. Tata Consultancy Services Ltd.
Committee position held in other companies	***Audit Committee*** Finolex Cables Ltd. – Chairman Tata Ceramics Ltd. – Chairman Af-Taab Investment Co. Ltd. – Chairman Tata International Ltd. ABG Shipyard Ltd.	***Remuneration Committee*** Tata Sons Ltd. The Tata Iron & Steel Co. Ltd. Tata Motors Ltd. The Indian Hotels Co. Ltd. Tata Chemicals Ltd. Tata AutoComp Systems Ltd. Videsh Sanchar Nigam Ltd.

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49(VI)(A) of the Listing Agreement)

Name of Director	Mr. R. K. Misra	Mr. A. J. Engineer
Date of Birth	1st January 1944	27th August 1937
Date of Appointment	28th March 2003	19th November 2003
Expertise in specific functional areas	Mr. Misra was the Zonal Manager of Life Insurance Corporation of India (LIC), Eastern Zone (since retired) when he was appointed as the Nominee Director on the Board by LIC. He has considerable business experience.	Mr. Engineer has a career spanning 44 years occupying key positions in General Management and as functional head in areas of Engineering, Project Planning and execution of multi-disciplinary activities. He has been associated with the power sector for the last 21 years and has been with the Company since 1984, having joined as Project Manager (Civil) and subsequently promoted to the position of a Whole-time Director of the Company. In August 2000, he was appointed as the Managing Director from which position he retired on 31st August 2002. Prior to his joining Tata Electric Companies, he served in several senior positions with the well-known multi-national group of Imperial Chemical Industries.
Qualifications	M.Sc.	Mr. Engineer graduated as B.E. (Civil) in 1958 from the Pune University. He is also a Chartered Engineer-India and Fellow of the Institution of Engineers (India).
Directorships held in other companies (excluding foreign companies)	Nil	North Delhi Power Ltd. Chemical Terminal Trombay Ltd. Tata Ceramics Ltd. Tata Petrodyne Ltd. Tata Projects Ltd. Tata BP Solar India Ltd. The Associated Building Co. Ltd. Yashmun Engineers Ltd. India Natural Gas Co. Pvt. Ltd.
Committee position held in other companies	Nil	***Remuneration Committee*** Tata BP Solar India Ltd.

Powering growth through leadership



Mr. R.N. Tata
(Chairman)



Mr. Syamal Gupta



Mr. R. Gopalakrishnan



Mr. C.P. Mistry



Dr. H.S. Vachha



Mr. R.K. Misra
(LIC Nominee)



Mr. S.S. Bhatia



Mr. A.J. Engineer



Mr. F.A. Vandrevala
(Managing Director)



Mr. P.K. Kukde
(Executive Director)





Wind

Wind

PRESENCE

Tata Power has registered an impressive reach. Spanning most of Mumbai, the Company has spread its realm further towards Karnataka, Delhi, Uttaranchal and Jharkhand. Having successfully undertaken projects all over the world, Tata Power has created an international edge in delivering power and energy solutions. This exposure has helped Tata Power to emerge as a competent, efficient and leading player in the national power arena.

Tata Power - a company that has established its presence nationally and is working towards a multifaceted profile.

A company that has established its presence nationally and is working towards a multifaceted profile.

Powering growth through reach


THERMAL POWER
HYDRO POWER
WIND POWER
TRANSMISSION BUSINESS
DISTRIBUTION BUSINESS
BROADBAND COMMUNICATION
OIL & GAS
Delhi
Shrinagar
Bhutan
Jojobera
Gulf of Cambay
Trombay
Mumbai
Khopoli
Bhivpuri
Bhira
Pune
Ahmednagar
Wadi
Belgaum
Cauvery Basin

Mumbai License Area : (Trombay - 1350 MW + Hydro - 447 MW)	1797 MW
Jojobera, Jharkhand :	308 MW
Belgaum, Karnataka :	81 MW
Wadi, Karnataka :	75 MW
Ahmednagar, Maharashtra :	17 MW
Total :	2278 MW
North Delhi (Distribution) :	850 MW
Jojobera, Jharkhand	120 MW
Shrinagar, Uttaranchal :	330 MW
Tala Transmission :	1200 KM

Graphical representation. Not to scale.





Ether

LIMITLESS POTENTIAL

Tata Power has countered challenges with competence and fulfilled energy requirements with efficiency. Its pursuit of business excellence has been recognised and rewarded. Tata Power has many achievements and awards to its credit. Not resting on its laurels, the company is all set to take on the emerging opportunities of a developing nation. It is making a confident move towards charting a national course in the power, energy and communication sectors.

Tata Power - a company that applies its foresight and experience to power its course towards a brighter future.

A company that applies its foresight and experience to power its course towards a brighter future.

Powering growth through achievement
awards and recognition

Tata Power's pursuit of business excellence has brought in many awards and achievements. Some of them include :

- Greentech Safety Awards:
  - Gold to Jojobera Thermal Power Plant, Jharkhand.
  - Silver to Trombay Thermal Power Station, Mumbai.
- 'Good Corporate Citizen Award' instituted by Bombay Chamber of Commerce & Industry (BCCI).
- 'Power Plant Award' instituted by Electric Power International for the Trombay Thermal Power Station.
- 'Outstanding Structures of the Year' by the American Concrete Institute instituted the Bronze Award to the Trombay Thermal Power Station, Mumbai.
- ISO 9001 and 14001 certification for the Jojobera and Belgaum power plants.
- ISO 14001 certification for the Trombay power plant.

Powering growth through responsibility

Environment & Biodiversity

Tata Power has planted over 92 lakh saplings of indigenous and fast growing trees. Tata Power also supports Pisciculture at its hydro stations and has initiated Rainwater Harvesting at a few locations.

Reaching Communities

Tata Power continues to assist in the drought relief work of the Government of Maharashtra in Mawal and Mulshi Talukas in the Pune district. Construction, repair and asphalting of village roads has resulted in the general upliftment of the socio-economic conditions of the villagers.

Health Care

Over 40,700 villagers have been treated through the Tata Power dispensaries at Bhira, Bhivpuri and Khopoli. Assistance was provided in pulse polio immunisation programme in Lonavla and surrounding areas. AIDS awareness programmes were arranged for workers and villagers through lectures, slideshows and street plays.

New Initiatives

Over 800 family planning operations were carried out at the Family Planning Centres of Tata Power. The Company has also tied up with two hospitals in Pune and Talegaon to support cataract and IOL implementation programmes.

Improving the Quality of Life

Tata Power has collaborated with Maharashtra Energy Development Agency (MEDA) and Ministry of Non-Conventional Energy Resources to put up a Solar Rural Electrification Plant in Rajmachi and Walwandi.

Tata Power co-sponsored the MS Walk 2004, a fund raising event held by Multiple Sclerosis Society of India.





Contents

SECRETARY	:	Mr. B.J. Shroff
REGISTERED OFFICE	:	Bombay House, 24, Homi Mody Street, Mumbai - 400 001
SHARE REGISTRARS	:	**TATA SHARE REGISTRY LIMITED** Army & Navy Building, 148, M.G. Road, Mumbai - 400 001
SOLICITORS	:	Mulla & Mulla and Craigie, Blunt & Caroe
AUDITORS	:	A.F. Ferguson and Company, Chartered Accountants S.B. Billimoria and Company, Chartered Accountants
BANKERS	:	State Bank of India Citibank N.A. Standard Chartered Grindlays Bank Ltd. ICICI Bank Ltd.

Annual General Meeting on Tuesday, 29th June, 2004 at Nehru Centre Auditorium, Discovery of India Building, Dr. Annie Besant Road, Worli, Mumbai - 400 018. at 3.00 p.m.

As a measure of economy, copies of Annual Report will not be distributed at the Annual General Meeting. Shareholders are requested to kindly bring their copies to the meeting.

Visit us at : www.tatapower.com

TO THE MEMBERS,

The Directors are pleased to present their Eighty-fifth annual report on the business and operations of the Company and the statement of accounts for the year ended 31st March 2004.

1. FINANCIAL RESULTS

		FY 2004 (Rupees in crores)	*FY 2003 (Rupees in crores)*
(a)	Net Sales / Income from Other Operations	4239.08	*4299.75*
(b)	Total Expenditure	3047.13	*3115.59*
(c)	**Operating Profit**	**1191.95**	***1184.16***
(d)	*Add*: Other Income	159.99	*152.03*
(e)	Profit before Interest, Depreciation and tax	1351.94	*1336.19*
(f)	*Less*: Interest and Finance charges	283.72	*341.21*
(g)	Profit before Depreciation and tax	1068.22	*994.98*
(h)	*Less*: Depreciation	333.95	*318.04*
(i)	**Profit before tax**	**734.27**	***676.94***
(j)	*Less*: Provision for taxes (including provision for deferred tax)	225.19	*157.02*
(k)	**Net Profit after tax**	**509.08**	***519.92***
(l)	*Less*: Statutory appropriations	42.16	*69.91*
(m)	**Distributable Profits**	**466.92**	***450.01***
(n)	*Less*: Transfer to Debenture Redemption Reserve	Nil	*49.69*
(o)	*Add*: Balance brought forward from the previous year	1019.41	*897.87*
(p)	Balance which the Directors have appropriated as under to :	1486.33	*1298.19*
	(i) Proposed Dividend	138.69	*128.78*
	(ii) General Reserve	150.00	*150.00*
	TOTAL	288.69	*278.78*
	Leaving a balance of to be carried forward	1197.64	*1019.41*


PROFIT BEFORE TAX
Rs. Crores
CAGR 12.90%
Rs. in Crores
800
600
400
200
0
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04


PROFIT AFTER TAX
Rs. Crores
CAGR 9.11%
Rs. in Crores
600
400
200
0
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04



2. FINANCIAL HIGHLIGHTS

During the year, the revenues from operations marginally decreased by 1% to Rs. 4239.08 crores from Rs. 4299.75 crores in the previous year. This was primarily due to lower revenues in the license area owing to lower fuel cost partly offset by higher revenues from other businesses. Operating profit was marginally higher at Rs. 1191.95 crores as against Rs. 1184.16 crores in the previous year. Profit Before Tax at Rs. 734.27 crores improved by almost 8% from Rs. 676.94 crores in the previous year. However, there was a marginal decline in the Profit After Tax at Rs. 509.08 crores as against Rs. 519.92 crores in the previous year. Earning per share for the year decreased marginally by 2% from Rs. 26.27 to Rs. 25.72. The Company has a networth of Rs. 3536 crores which translates to a book value of Rs. 179.

The dispute regarding the sharing of standby charges payable to MSEB is before the Hon'ble Maharashtra Electricity Regulatory Commission (MERC). Hearings at MERC have recently been concluded and the Order is awaited.

MERC has put a temporary restraint on the Company for effecting new supplies below 1000 kVA till the necessary rules and regulations for competition are evolved. The Company has approached the Hon'ble High Court of Bombay in the matter and hearings for admission are in progress.

Pursuant to the Government of Maharashtra's incentive policy for setting up windfarms, the Company has availed of the Sales Tax benefit during the year for an amount of Rs.14.2 crores (previous year Rs. 14.2 crores) for its 17 MW Wind Power project at Supa.

The Company's debt paper continues to be highly rated by both domestic and international credit rating agencies. ICRA has revised its rating to LAA+ for the non convertible debenture program of the Company. CRISIL has retained its rating at AA+ for the non convertible debenture program of the Company. The Company maintains the highest rating of P1+ and A1+ by CRISIL and ICRA respectively. The Company has been rated BB by Standard and Poor's and BA2 by Moody's.

In order to reduce its interest burden, the Company prepaid loans aggregating to Rs. 564 crores in this financial year. The total loan outstanding as on 31st March 2004 was Rs. 1721.42 crores as compared to Rs. 2399.2 crores as on 31st March 2003. The average interest rate of borrowings has decreased from 12.13% to 10.92%.



The total deposits and loans from the public and shareholders outstanding as on 31st March 2004 amounted to Rs.133.83 crores. Nine hundred and sixty-nine deposits amounting to Rs. 172.31 lakhs, which had matured have not been claimed by the depositors as on 31st March 2004. Out of these, two hundred and sixty deposits amounting to Rs. 69.95 lakhs have since been repaid.

The consolidated statements of the Company have been prepared in accordance with Accounting Standard 21 on Consolidated Financial Statement, Accounting Standard 23 on Accounting of Investments in Associates and Accounting Standard 27 on Financial Reporting of interests in Joint Ventures, issued by the Council of the Institute of Chartered Accountants of India.

3. DIVIDEND

The Directors recommend a dividend of Rs.7.00 per share, if approved by the shareholders at the Annual General Meeting (including on 230308 shares not allotted but held in abeyance) (2002-03 – total dividend of Rs. 6.50 per share).

4. FOREIGN EXCHANGE EARNINGS / OUTGO

The foreign exchange earnings of the Company during the year under review amounted to Rs. 48.59 crores (previous year Rs.67.81 crores) on account of Euro Notes currency swaps and Trading exports. The foreign exchange outflow during the year was Rs.719.69 crores (previous year Rs.910.94 crores), mainly on account of fuel purchase of Rs. 233.40 crores (previous year Rs. 503.26 crores), repayment of foreign currency loans with interest thereon and NRI dividends of Rs.433.65 crores (previous year Rs. 314.26 crores) and purchase of capital equipment, components & spares and other miscellaneous expenses of Rs. 52.64 crores (previous year Rs. 93.42 crores).


DIVIDEND
CAGR 10.72%
%
80
70
60
50
40
30
20
10
0
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04

5. POWER BUSINESS

5.1 Operational Highlights

The Company generated a total of 12917 Million Units (MUs) of power from all its power plants during the year which is marginally lower than 12996 MUs generated in the previous year.

5.2 Mumbai Power Business

The demand in the license area remained stagnant during the year. Coupled with lower off-take by MSEB, the total power generated in the Mumbai license area during the year was slightly lower at 10405 MUs as compared to 10469 MUs in the previous year. During the year the Company's islanding system operated successfully on four occasions during grid failures/ disturbances



in the Western Region thereby ensuring uninterrupted power supply to Mumbai.

5.2.1 Trombay Thermal Power Station

Constrained by lower demand during the year, Trombay Thermal Power Station generated 9038 MUs at a PLF of 77.6% as compared to 9087 MUs generated in the previous year at 78% PLF. The major capital overhaul of 500 MW Unit 5 was completed in a record time of 25 days (as against 39 days envisaged by manufacturers), which is a national benchmark. Highest overall online availability of 93.7%, 314 days of uninterrupted running of 500 MW Unit 6 are other notable highlights for the year.

Efforts to optimise the fuel-mix, improve fuel logistics and reduce auxiliary consumption have enabled the Company to partly mitigate the impact of global increase in fuel oil prices. Improved fuel-mix and efficiency resulted in a saving of Rs. 188 crores during the year.

5.2.2 Hydro Plants

The three hydro power plants at Bhira, Bhivpuri and Khopoli collectively generated 1336 MUs during the year as compared to 1350 MUs in the previous year.

The work of tunnel construction to replace the old and ageing penstocks at Khopoli and strengthening of Walwhan and Shirawta dams has been progressing as per schedule. These works are expected to be completed by August 2005.

The three hydro generating stations have been awarded ISO 9001:2000 certification in recognition of institution of Quality Management System. The other notable feature of the year was operation of Bhira Pumped Storage Unit in pumping mode on several occasions based on system conditions.

5.2.3 Wind Power

The 17 MW wind farm at Supa near Ahmednagar, Maharashtra generated 30 MUs during the year recording a PLF of 20.3% as against 32 MUs generated at a PLF of 21.5% in the previous year.

5.2.4 Mumbai Transmission & Distribution

During the year, one Distribution Sub-station, 33 Consumer Sub-Stations, 117 circuit kms. of HT/LT cable network and 13 circuit kms. of transmission line were added in Mumbai license area. There was an all round improvement in operational parameters, viz., fault restoration time, reliability index (total shutdown per customer per year), transmission line/ cable availability, etc.



5.2.5 Marketing to Consumers in Mumbai

Total sales in the Mumbai license area during the year remained at the level of previous year, viz., 9127 MUs. In addition, the Company sold 650 MUs to the State Electricity Boards, including 205 MUs to Madhya Pradesh State Electricity Board. This was the first occasion for the Company to effect sales outside Maharashtra from license area. The marketing activities in the retail segment, on the other hand, were affected by temporary restraint on the Company by MERC on new retail distribution below 1000 kVA.

5.3 Captive Power Plant (CPP) & Independent Power Producer (IPP) Business

5.3.1 Jojobera

The 307.5 MW Jojobera Thermal Station recorded a generation of 1793 MUs, an increase of 32 MUs over previous year's generation of 1761 MUs. The plant availability also improved to 94.3% against 92.4% in the previous year. The sales to DVC also increased to 71 MUs as compared to 17 MUs in the previous year.

During the year, the Division received several quality and safety awards/ certificates.


GENERATION
CAGR 6.54%
MUs.
16000
12000
8000
4000
0
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04

5.3.2 Wadi

Wadi Power Plant continues to meet the entire power requirements of The Associated Cement Companies Limited (ACC) at Wadi. During the year, the plant recorded highest-ever generation of 478 MUs compared to 403 MUs in the previous year, an increase of 18.4%. As a result, the PLF increased to 72.7% from 61.4% in the previous year. The online plant availability also improved to 91.9% from 82.9% in the previous year, an increase of 9%.

5.3.3 Belgaum

The 81.3 MW Belgaum IPP continued to operate at a high overall availability of 90.2 % *(89.3% previous year)*. However, the generation was lower at 242 MUs *(363 MUs previous year)* due to the reduced off-take of power by Karnataka Power Transmission Corporation Limited (KPTCL). Despite the lower generation, the plant operated with improved efficiency logging a net heat rate of 2044 kcal/ kWh as against 2081 kcal/ kWh in the previous year. The islanding scheme continued to function effectively and the plant islanded 9 times during the year thereby providing uninterrupted supply to Belgaum city. The black start system was also put to use on 9 occasions. The receivables from KPTCL stood at Rs. 43 crores as on 31st March 2004 as against Rs. 81 crores in the previous year.



5.4 New Generation Capacity

The Company commenced construction work on additional 120 MW Unit at Jojobera, which is progressing as per schedule. The Unit is scheduled to be commissioned in October 2005.

During the year, the Company acquired 100% equity in Duncans North Hydro Power Company Limited (DNHPC). DNHPC is developing a 330 MW Run of the River hydro project at Shrinagar in Uttaranchal. DNHPC has been renamed as Alaknanda Hydro Power Company Limited. Capital outlay for the project is Rs. 1628 crores. Major clearances for the project are in place. Bids for major packages have been received and are under evaluation. The project is scheduled for completion in 2008.

5.5 Distribution Business

North Delhi Power Limited (NDPL), which is the Company's first venture in retail distribution outside its license area, continued to improve levels of efficiency and quality of power supply in North and North West areas of Delhi. NDPL has been successful in bringing down Aggregate Technical and Commercial (AT&C) loss as per regulatory targets during its first two years of operations. The AT&C loss level has come down from 53% at the time of take over to 45% as of March 2004. NDPL's input of energy during the year was 5552 MUs (worth Rs. 868 crores) and corresponding sales revenue of approx. Rs. 1264 crores.

The Company has applied for parallel distribution licenses in seven areas of MSEB which are contiguous to its Mumbai license area. The Company has also expressed interest in taking franchises in Gujarat for power distribution. The Company would continue to pursue emerging business opportunities in the power distribution sector.

5.6 400 kV Transmission Project

The 400 kV Transmission Project is the first public-private joint venture transmission project with 51% equity participation from the Company and 49% equity participation from Power Grid Corporation of India Limited (Powergrid). The scope of work to be executed by the joint venture company involves establishment of 400 kV transmission lines as a part of the transmission system associated with Tala Hydro Project in Bhutan, North-East connector and Northern region transmission system on Build, Own, Operate and Transfer basis (BOOT). Tata Power acquired 51% share of the Tala Delhi Transmission Limited, the shell company floated by Powergrid and the name of the Company was changed to Powerlinks Transmission Limited (Powerlinks). The Company executed a Shareholders Agreement with Powergrid and Powerlinks on 4th July 2003 followed by the



execution of Implementation and Transmission Service Agreement between Powerlinks and Powergrid. Powerlinks has received the Transmission Licence from Central Electricity Regulatory Commission (CERC) on 13th December 2003 for a period of 25 years. The Company has five Directors on the Board of Powerlinks and Powergrid has four Directors. The Project is being funded on a debt : equity ratio of 70:30. The Project has recently achieved financial closure with disbursement of first loan instalment from lenders in May 2004.

Major contracts for tower supply and erection, supply of Conductor and Insulator have been awarded and the site activities have already commenced. The Project is scheduled to be completed by July 2006 i.e. 36 months from the date of approval of CCEA.

5.7. Power Trading

The Company has set up a wholly-owned subsidiary viz., Tata Power Trading Company Limited (TPTC) with the objective of entering into power trading business at national level. The Electricity Act, 2003 has opened new vistas for power trading as a business activity which has good business potential, particularly in view of the surplus capacity available at various existing generating plants, captive power plants, several investors venturing into installation of merchant power plants in the near future and power shortages in most of the States. TPTC has already applied to CERC for inter-state trading license and the same is expected to be issued shortly.

6. OTHER BUSINESSES

6.1 Power Systems Division

Power Systems Division of the Company has emerged as a major player in the EPC Transmission Business in the country. The Division has recorded a quantum leap in its turnover from Rs. 25.9 crores in previous year to Rs.106.3 crores in current year. The operating profits have also significantly increased.

The Division has also improved its order book position. It has an order book of Rs.428 crores at the end of the current year compared to Rs.138 crores at the end of previous year. The Division has won the largest Transmission Line construction contract in Bangladesh against stiff competition from Indian and international transmission line EPC companies. This contract at USD 38 million from Power Grid Company of Bangladesh is the largest export order received by the Division so far.

The Division has enhanced its customer base with contracts from Damodar Valley Corporation, Power Grid Company of Bangladesh and Zambia Electricity Supply Company.




TATA

Power Grid Corporation of India continues to be the major customer for the Division. The Division has also extended its product portfolio by entering into sub-transmission and sub-station EPC businesses.

6.2 Strategic Electronics Division

Having recorded a significant turnaround in the previous year, the Division successfully consolidated its operations in meeting its planned targets in the current year. The Division earned a total revenue of Rs. 61.1 crores as compared to Rs. 41.9 crores in the previous year.

Two major turnkey systems developed and supplied by the Division were cleared for induction by the Indian Army.

Several systems with significant contributions from the Division were displayed in the Republic Day Parade 2004 by DRDO. These were the Pinaka (MBRL) Launcher, sub-systems of AGNI and PRITHVI, Samyukta Entity workposts and AKASH launchers.

6.3 Broadband & Communications Business

Tata Power Broadband (TPBB) continued with its "Carriers' Carrier" business model, offering services to carriers, telecom service providers and bulk user of IP bandwidth and has further consolidated its market share in Mumbai and Mumbai-Pune.


CAPITAL EMPLOYED
Rs. Crores
CAGR 6.20%
Rs. in Crores
8000
6000
4000
2000
0
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04

TPBB earned a total revenue of Rs. 31.1 crores in its first full year of commercial operation and also reported a profit.

TPBB has created India's first Dense Wave Division Multiplexing (DWDM) technology based optic fiber network and has launched MPLS (Multi Protocol Label Switching) based services in the last two years. This leadership position attained by TPBB was further consolidated with its continued focus on high quality customer service, product flexibility with new technology introduction. MPLS Virtual Private Networks (VPNs) were the major driver of IP demand. IP has emerged as the growth segment with bandwidth more than doubling to 1000 Mbps from 400 Mbps. TPBB's network expansion undertaken in Pune will help it win new bandwidth and IP VPN market.

TPBB assisted the network rollout of Tata Teleservices (Maharashtra) Limited by offering reliable fiber connectivity and very high-speed bandwidth on its multi-ring architecture. TPBB is working towards enabling the retail broadband offering of VSNL.

The TPBB Division is being transferred to a wholly-owned subsidiary of the Company, viz. Tata Power Broadband Company Limited (TPBC). TPBC has received an ISP Category 'A' license for All India operation and registered as Infrastructure Provider Category I (IP-I).

It has also applied for IP-II license that is expected shortly. Thus, TPBC will be in readiness to serve all the TPBB customers for fiber, bandwidth and IP/ MPLS VPN requirements in Mumbai & Pune.

7. ENERGY BUSINESS

Tata Petrodyne Limited, a wholly-owned subsidiary of the Company, which is engaged in the business of exploration and production (E&P) of Oil & gas, made a profit after tax of Rs. 47.74 crores during the financial year, as against Rs. 20.67 crores in the previous year.

Tata Petrodyne has an interest of 15% in Exploration and 10% in the Development of Lakshmi & Gauri Fields, in the CB-OS/2 Block, operated by Cairn Energy. Tata Petrodyne also has participating interest of 21% in the PY-3 Oil Field (which is in CY-OS-90/1 Block), in the East Coast of India, which is operated by Hardy Exploration and Production (India) Inc. In the CB-OS/1 Exploration Block, the Company has 10% participating interest.

More details of the performance and prospects of Tata Petrodyne Limited are given in the relevant section in this report.

8. ENERGY CONSERVATION & ENVIRONMENT PROTECTION

8.1 Energy Conservation Measures

The Company continued its drive for conservation of resources like fuel and water. As a result, the auxiliary consumption at Jojobera has been substantially brought down from 12.7% to 10.9%. Trombay also achieved reduction in auxiliary power consumption from 4.4% to 4.3%. Due to sustained monitoring, the heat rate was reduced from 2378 to 2349 kcal/ kWh. This amounts to resource conservation of 24962 MT of fuel oil equivalent for the generation of 9038 MUs. Similarly, Wadi plants also achieved a reduction in auxiliary power consumption from 12% to 11.3%.

8.2 Environment

Trombay Thermal Power Station continues to be one of the most environmentally compatible thermal power plants in the world. The commitment of the Company to environmental protection has been endorsed by Trombay receiving coveted ISO 14001:1996 quality certificate for institution of Environment Management System.

At Jojobera, which had already been awarded ISO 14001:1996 certificate in the previous year, fly ash utilization has increased to 73% from 66% in the previous year. With the





commissioning of new recovery system, 2400 tonnes/day of water is being recycled, thereby considerably reducing the effluent discharge.

Continuing its afforestation programme, the Company planted 7.2 lakh saplings in the lake catchment areas of its hydro generation facilities (6.5 lakh saplings in the previous year). Saplings were also planted at Jojobera, Wadi and Belgaum plants.

9. HUMAN RESOURCES DEVELOPMENT

During the current year also, emphasis was on deployment of Human Resources Processes aligned to the Tata Business Excellence Model (TBEM). Based on feedback from employees, key initiatives were undertaken. As a part of talent acquisition exercise, 82 professionals were recruited to meet gaps in skill sets and support growth areas. To induct and attract fresh talent, 3 separate trainee schemes have been formulated viz. – Management Trainees, Graduate Engineer Trainees and Diploma Trainees.

For talent retention and leadership development, a Succession Planning Process has been deployed. For key positions, potential successors would be identified and developed so that they are in a position to occupy the required position 2 to 3 months ahead of time.

Training initiatives were designed to achieve strategic organizational objectives, meet divisional performance needs and individual aspirations aligned to organizational goals. On an average, 5 mandays of training per employee was imparted across employee segments and divisions. Consistent high performers are trained at reputed institutes in India and abroad for future leadership roles.

Employee relations continue to be cordial.

10. SAFETY

The Company continues to promote safety as an integral part of the work culture. It is given high importance in all work places. Emergency mock trials conducted at various work places indicate better response. Besides carrying out internal and external safety audits, the Company practices a fool-proof work permit system to screen risk factors in all job activities to mitigate hazards at work places. A two-tier safety system is also practised to discuss and resolve safety issues of different magnitude. Apart from the employees, the contractors are also given exhaustive training on safety, first-aid and fire fighting and their tools and gadgets are ensured for healthiness. The Company has developed safety stewards to promote safety at all levels. Due to sustained efforts, the accident rate (no. of reportable accidents



per million manhours worked per year) dropped during the year to 0.7 as compared to 2.0 in the previous year i.e. a reduction of 65 %.

11. COMMUNITY DEVELOPMENT

In discharge of its Corporate Social Responsibility, the Company continues to undertake several activities for the benefit of communities. The ambit of some of these activities has also been extended to villages around Jojobera.

11.1 Environment & Biodiversity

- Afforestation – 7.2 lakh saplings of indigenous and fast growing trees were planted and fruit trees saplings were distributed to the villagers in the catchment area. In the past 33 years, over 92 lakh saplings have been planted. These plantations also generate employment for rural poor.

- Environment Awareness Programmes- These have been extended to other schools in Hydro catchments of Mulshi and Thokerwadi Lake areas. 7 Teachers Training Workshops were conducted during the current year.

- Pisciculture Project- The Company is helping 17 villages to grow fish in their ponds and earn revenue for their own development. Over 1.10 lakh semi fingerlings of Mahseer were sent to Himachal Pradesh, Haryana, Madhya Pradesh and Gondawana Foundation for National Conservation Programme.. The Company also continues to help Central and State Government for training of manpower in breeding of Mahseer, hatchery, ranching with imprinting and cage culture.

11.2 Reaching Communities

- The Company continues to assist in the drought relief work of Government of Maharashtra in Mawal and Mulshi Talukas in Pune Dist.

- The Company asphalted and repaired over 16.5 kms. roads around its hydro catchment area during the year. Construction of over 100 kms. asphalted roads in last few years has resulted in the general uplift of socio-economic conditions of the villagers.

- Three new one-room education centers and eight teachers' rooms were constructed during the year.

11.3 Health Care

- Over 40700 villagers were treated through the Company's dispensaries at Bhira, Bhivpuri and Khopoli. Eight special camps were arranged in the villages by the Company and over 86 villages were benefited. Jojobera Division also organized 4 medical/ eye camps for free health check up.





- Assistance was provided in pulse polio immunization programme in Lonavla and surrounding areas. Over 10000 children were immunized. Jojobera Division also organised two pulse polio camps in the nearby villages.
- Blood donation camps were organised during the year at various locations.
- AIDS awareness programmes were arranged for workers and villagers through lectures, slideshows and street plays.

11.4 New Initiatives

- Family Planning: Over 800 family planning operations were carried out during the year at the Family Planning Centres of the Company.
- Cataract and Intra Ocular Lenses (IOL): The Company has tied up with two hospitals in Pune and Talegaon to support cataract and IOL implantation programmes in Mawal and Mulshi Talukas. 600 people took benefit of this initiative.
- Janjagruti Abhiyan: A major initiative was undertaken by T&D Divisions for educating school-going children regarding electrical safety.

11.5 Improving Quality of Life

- The Company has collaborated with Maharashtra Energy Development Agency (MEDA) and Ministry of Non-Conventional Energy Resources to put a Solar Rural Electrification Plant in Rajmachi and Walwandi. The Company has already deposited the 10% cost of the project to MEDA. The Project has the technical approval of MEDA and is waiting for the funds to be released from the Ministry. This will be the 1st project of this type in Maharashtra.
- Jojobera Division has adopted a nearby village, Khayerbani, for rural electrification. 13 solar streetlights were installed in the village and 36 solar lanterns were distributed to the villagers.
- Jojobera Division installed 6 borewells and repaired 9 existing borewells in the nearby villages during the year.
- The Company in association with Jeevan Pradhikaran has commenced the drinking water scheme for 3 Gram Panchayats.
- Farmers were given quality seeds and guidance for taking 2nd and 3rd crop, thereby augmenting their income. This is a new initiative.
- Vocational Training for women empowerment: Training programme in nursing, candle making, environment education etc. were organized to help women to augment their income, by which over 150 women benefited.
- Vocational training for rural unemployed youth in fish farming

and mali training was carried out in which 30 youths participated.

- The Company organises entrepreneurship training programmes for villagers and supports them to become self sufficient. One such programme was conducted during the year. 12 youths participated in the programme.

12. GLOBAL COMPACT COMPLIANCE

The UN Secretary General announced the Global Compact in January 1999 at the World Economic Forum in Davos to establish a partnership between the developmental agencies and the corporate sector to address issues of globalization. The Compact requires Businesses to adhere to nine principles in the areas of human rights, labour standards and environment. Pursuant to the Tata Group signing the Compact, the Company adopted the Global Reporting Initiatives (GRI) which makes it easier for the Company to assess its total performance-economic, environmental and social. The Company submitted its first performance report using the GRI reporting guidelines for the year.

13. DISCLOSURE OF PARTICULARS

Particulars required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are given in the prescribed format as Annexure I to the Directors' Report.

Particulars of Employees

Information in accordance with the provisions of Section 217(2A) of the Companies Act, 1956 (the Act), read with the Companies (Particulars of Employees) Rules, 1975, as amended, regarding employees is given in Annexure II to the Directors' Report.

14. SUBSIDIARIES

Statement pursuant to Section 212 of the Act, in respect of the seven subsidiaries of the Company viz. Tata Petrodyne Limited, Chemical Terminal Trombay Limited, Af-Taab Investment Company Limited, Powerlinks Transmission Limited, Alaknanda Hydro Power Company Limited, Tata Power Broadband Company Limited and Tata Power Trading Company Limited, is separately given in this Report.

As required under Section 212 of the Act, the Accounts of the subsidaries of the Company are annexed.

15. DIRECTORS

Mr. R. K. Misra, the LIC Nominee, was appointed as a Director of the Company with effect from 28th March 2003 in the casual vacancy caused by the resignation of Mr. R. Thothadri. Mr.Misra retires at the forthcoming Annual General Meeting and a Notice under Section 257 of the Companies Act, 1956



has been received from a Member signifying his intention to propose Mr. Misra's appointment as a Director.

Mr. A. J. Engineer, who retired as Managing Director in August 2002, was appointed as an Additional Director by the Board with effect from 19th November 2003 in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr. Engineer holds office only upto the date of the forthcoming Annual General Meeting and a Notice under Section 257 of the Act has been received from a Member signifying her intention to propose Mr. Engineer's appointment as a Director.

Mr. J. S. Kawale, State Government Director on the Board of the Company, resigned with effect from 1st March 2004. The Board has placed on record its appreciation of the valuable contribution made to the Company by Mr. Kawale.

Mr. S. S. Bhatia, who has been nominated by the Government of Maharashtra in place of Mr. J. S. Kawale, was appointed as a Director with effect from 12th May 2004.

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association of the Company, Dr. H. S. Vachha and Mr. R. N. Tata retire by rotation and are eligible for reappointment.

16. AUDITORS

Members will be requested, as usual, to appoint Auditors and to authorise the Board of Directors to fix their remuneration. In this connection, the attention of the Members is invited to Item No.11 of the Notice and its related Explanatory Statement.

Members will also be requested to pass a resolution (vide Item No.12 of the Notice) authorising the Board of Directors to appoint Auditors / Branch Auditors / Accountants for the purpose of auditing the accounts maintained at the Branch Offices of the Company in India and abroad.

17. AUDITORS' REPORT

The notes to the Accounts referred to in Auditors' Report are self explanatory and, therefore, do not call for any further explanation under Section 217 (3) of the Companies Act, 1956.

18. CORPORATE GOVERNANCE

To comply with conditions of Corporate Governance, pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, a Management Discussion and Analysis Statement, Corporate Governance Report and Auditors' Certificate, are included in the Annual Report.

19. VOLUNTARY DELISTING OF THE COMPANY'S EQUITY SHARES FROM CERTAIN STOCK EXCHANGES

In terms of the Special Resolution passed by the Members at the Annual General Meeting held on 4th August 2003, the Equity Shares of the Company have been delisted as under :-

Name of Stock Exchanges delisted from	Delisted with effect from
Pune Stock Exchange Ltd.	6th October 2003
The Delhi Stock Exchange Association Ltd.	23rd October 2003
The Stock Exchange, Ahmedabad	15th January 2004

20. DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217(2AA) of the Act, the Directors based on the representations received from the Operating Management, confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to all material departures;

ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) they have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors,

R. N. TATA
Chairman

Mumbai, 21st May 2004



Annexure I to the Directors' Report

FORM B

Form for disclosure of particulars with respect to technology absorption

Research & Development (R&D)

1.	Specific area in which R&D carried out by the Company	:	Design & Development of Real Time, Rugged Hardware & Software including Platform mechanical structures for Defence & Industry
2.	Benefits derived as a result of the above R&D	:	Indigenous capability in the field of Strategic Electronics leading to Import Substitution
3.	Future Plan of Action	:	Develop capability in FPGA based designs and domain knowledge in Simulators and visualisation.
4.	Expenditure on R&D (in Rs. lakhs)		
	(a) Capital	:	53.49
	(b) Recurring	:	49.31
	(c) Total	:	102.80

Technology absorption, adaptation and innovation

1.	Efforts, in brief, made towards Technology absorption, adaptation and innovation	:	Integration of Commercial-Off-The-Shelf (COTS) modules and incorporation of in-house developed engineering techniques to meet performance requirements of the Strategic Electronics industry.
2.	Benefits derived as a result of the above efforts	:	Improved development cycle times and system costs.
3.	In case of imported technology (imported during the last five years reckoned from the beginning of the financial year), following information may be furnished :		
	a) Technology imported	:	None
	b) Year of import	:	NA
	c) Has technology been fully absorbed	:	NA
	d) If not fully absorbed, areas where this has not taken place, reasons thereof and future plans of action	:	NA

Annexure II to the Directors' Report

Statement pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration Gross Rs.	Net Rs.	Qualification	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
1.	VANDREVALA F A	53	MANAGING DIRECTOR	7,631,037	4,705,423	B.TECH (HONS), PG DBM	32	01/11/01	THE TATA IRON & STEEL CO. LTD. (DY. MANAGING DIRECTOR - NEW & ALLIED BUSINESSES)
2.	KUKDE P K	60	EXECUTIVE DIRECTOR (OPERATIONS)	3,682,463	2,266,163	M.E. (ELEC) UNIVERSITY OF ROORKEE	34	23/01/03	MSEB (TECH. MEMBER (T & D))
3.	CHARAN AMULYA	55	VICE PRESIDENT (FINANCE)	3,425,450	2,036,014	B.E.(MECH), PG DBA	33	15/10/01	INFORMATION TECHNOLOGY PARK LTD. (FINANCE DIRECTOR)
4.	CHAUDHRY RAHUL	43	CHIEF EXECUTIVE OFFICER (BROADBAND)	3,842,526	2,326,520	B.E.(ELN), M.TECH, (MANAGEMENT SYSTEM)	24	23/08/01	BT WIRELESS (PROGRAMME DIRECTOR)
5.	GURUNATH S M	47	VICE PRESIDENT (BUSINESS DEVELOPMENT - & STRATEGY GROUP)	3,943,658	2,436,659	B.TECH (MECHANICAL)	26	06/05/02	ENRON CORP. (DABHOL POWER CO.) (CFO & SR. V.P. COMMERCIAL)
6.	SARDANA A K	45	CHIEF EXECUTIVE OFFICER (NDPL)	2,958,401	1,854,485	B.E. (ELEC) UNIVERSITY OF DELHI ICWAI, PGDM	23	12/07/02	BSES LIMITED (V.P., HEAD OF CORP PLANNING & EPC BUSINESS GROUP)

Notes :

(1) Gross remuneration comprises salary, allowances,monetary value of perquisites, commission to Directors and the Company's contribution to Provident and Superannuation Funds, but excludes provision for retiring gratuity for which separate figures are not available.

(2) Net remuneration is after tax and is exclusive of Company's Contribution to Provident and Superannuation Funds and monetary value of non cash perquisites.

(3) The nature of employment in all cases is contractual.

(4) None of the employees mentioned above is a relative of any Director of the Company.

On behalf of the Board of Directors

R. N. TATA
Chairman

Mumbai : 21st May 2004



Management Discussion and Analysis

1. INDUSTRY STRUCTURE AND DEVELOPMENTS

Electricity is a significant driver of economic growth. Power shortage in the country is primarily on account of inefficient utilisation of some of the installed capacity, dilapidated state of distribution networks, large scale theft and inadequate demand side management. With annual losses of over Rs.33000 crores, the State Electricity Boards' (SEBs') financial position is alarming.

To provide a boost to the ailing power sector, the Government of India (GoI) enacted the Electricity Act 2003 ("Act") on 10th June, 2003. The new Act repeals the existing laws, lowers entry barriers in generation, transmission and distribution and endeavours to promote competition in the entire value chain of the power industry. The GoI has also formulated a road map for the development of the national power sector. The objective of GoI's Vision 2012 is "Quality and Affordable Power for All by 2012".

Further, the Tripartite Agreement between the Government of India, State Governments and the Reserve Bank of India (RBI) for "one-time settlement" of SEBs' dues towards the Central Power Sector Undertakings (CPSUs), was implemented and showed good results.

1.1 GoI's Vision 2012

- Increase generation capacity to 212000 MW
- Increase inter-regional transmission capacity to 30000 MW
- Reduce T & D losses to 15%
- 100% rural electrification
- Eliminate peak demand and energy demand shortages
- Eliminate commercial losses of SEBs

To facilitate as well as incentivise reforms in the distribution sector, the Ministry of Power (MoP) initiated the Accelerated Power Development and Reform Programme (APDRP). Schemes qualifying under the APDRP receive incentives, grants and loans from GoI for the implementation of schemes. The MoP has sanctioned Rs.9267 crores as on 31st March, 2004 for various projects under the APDRP. During the year, about Rs. 1800 crores has been drawn by the beneficiaries.

1.2 The Act: Status

GoI is working on the National Electricity policy and tariff policy. Since, a prerequisite for the success of reforms in the power sector is surplus generating capacity, Central Electricity Regulatory Commission (CERC) is evolving criteria / policies for competition in generation sector. Open access in distribution is yet to be implemented and this needs to be expedited for enhancing competition. Accelerated restructuring / reforms of SEBs is also essential.

So far, ten SEBs have unbundled, twenty-seven States have signed agreements with the MoP to undertake various reforms in lieu of release of funds to improve the health of the sector in their States and almost all States have Electricity Regulatory Commissions.

1.2.1 Regulations for open access in inter-state transmission

The Act permits open access in transmission at the outset. The regulations for open access in inter-state transmission have been notified by CERC. The respective State Electricity Regulatory Commissions (SERCs) are in the process of notifying their own regulations.

The open access regulations will serve to encourage competition and power trading. However, system capacity adequacy and upgradation and on-line data availability are prerequisites for full-fledged use of the open access provisions.

1.2.2 Regulations for inter-state trading

The Act provides for electricity trading to promote competition and improve productivity. Regulations for inter-state trading have already been notified by CERC. CERC has received a number of applications for power trading licenses.

1.2.3 *CERC's Tariff Regulations*

CERC has notified the Tariff regulations for inter-state generation / transmission with effect from 1st April 2004. These would apply to CPSUs/generating stations supplying to more than one state and inter-state transmission lines. CERC's Tariff regulations would apply for five years and hence provide a sense of stability to consumers and investors. However, reduction in returns and tighter norms for operational parameters would lower returns to investors. These tariff principles may be used by the respective SERCs as guidelines to formulate the tariff principles applicable to utilities in their jurisdiction.

1.3 Developments in Maharashtra

At the request of the Maharashtra Electricity Regulatory Commission (MERC), the four utilities in Maharashtra, viz., Maharashtra State Electricity Board (MSEB), Tata Power, Reliance Energy Limited (REL) and BEST have appointed a consortium of KPMG and J Sagar to assist in formulating various rules and regulations required to be notified. This includes license conditions for transmission, distribution and trading, terms and conditions for open access in transmission and distribution etc. MERC has notified the regulations for Consumer Grievance Redressal Forum and Ombudsman and is in advanced stages of finalising the regulations for tariff principles, license conditions for transmission, distribution and trading and regulations for open access.

1.4 Impact of the Act on the Company

The Company proposes to retain its existing structure in the license area. The Company will maintain separate accounts for generation, transmission and distribution. Captive power plants at Jojobera and Wadi would continue to be an integral part of the Company's operations.

Prior to the enactment of the Act, the Company had an integrated license (valid upto 2014) for generation, transmission and distribution of power in the license area. With delicensing of generation, the existing generating stations would remain with the Company even after the expiry of the license in 2014. Further, the Company is deemed to be a transmission licensee and distribution licensee under the Act. The provisions of the repealed acts like Indian Electricity Act 1910 and Electricity (Supply) Act 1948, including the Sixth Schedule, would however continue to apply upto 10th June 2004. Thereafter, license conditions for T&D as modified by MERC would apply and the existing T&D licenses would continue to be valid upto 2014.

Pursuant to the provisions of the Act, which provides open access on transmission to all generating and distribution companies, traders as well as captive power producers, REL has obtained from MERC open access on the Company's and MSEB's transmission system. REL has sought to bring in 730 MW of power into its Mumbai license area from outside using open access on MSEB's and the Company's transmission networks. MSEB has indicated non-availability of surplus transmission capacity. The Company has sought resolution of a number of techno-commercial issues associated with REL's proposal including quality and reliability of power supply to Mumbai, standby power requirement and charges thereof, etc. MERC has appointed an Expert Committee to give its recommendations in the matter. The Company is finalising plans for alternate uses for its power.

2. SEGMENT-WISE REVIEW

2.1 Business Profile

The Company is primarily engaged in the business of generation, transmission and distribution of electricity with operations in the States of Maharashtra, Jharkhand and Karnataka. The Company undertakes turnkey execution of transmission projects through its Power Systems Division. Through its Strategic Electronics Division, the Company carries out indigenous designs and development of mission critical systems / modules meeting with the MIL (military) specifications. The Company also has a Carriers' Carrier broadband business in Mumbai-



Pune region, which is operated through its Broadband Division.

During the year, Powerlinks Transmission Limited, the joint venture company promoted by Tata Power and Powergrid for Tala transmission project obtained the transmission license for the project from CERC. Powerlinks has recently achieved financial closure at extremely competitive interest rates.

During the year, the Company acquired 100% of the equity in Duncans North Hydro Power Company Limited (DNHPC), for the development of 330 MW Shrinagar hydro electric project located in Uttaranchal. DNHPC has since been renamed as Alaknanda Hydro Power Company Limited.

The Company has also floated a new electricity trading company ("Tata Power Trading Company Limited") to undertake trading of electricity. It has applied to CERC for a trading license.

For the year under review, the power business contributed about 93% of the Company's revenues. The Mumbai license area operations contributed about 86% of the power business revenues.

2.2 Generation, Transmission and Distribution of Electricity

2.2.1 Mumbai License Area

The sales in Mumbai license area were marginally higher at 9127 MUs (9119 MUs previous year). Sales to SEBs during the year were lower by 10.5% at 650 MUs as compared to 726 MUs during previous year mainly due to lower offtake by MSEB. However, one of the notable achievements for the Company was that during the year, for the first time, sales were effected outside Maharashtra from the license area (205 MUs) to Madhya Pradesh State Electricity Board (MPSEB). Sales to various customers of the Company in the current year compared to the previous year is as under:

	2003-04		*2002-03*	
Customer	(MUs)	%	*(MUs)*	%
BEST	3883	40	*3781*	*39*
BSES (REL)	3072	31	*3242*	*33*
Railways	757	8	*736*	*7*
Others	1415	14	1359	*14*
Sales in License area	**9127**	**93**	***9119***	***93***
MSEB / MPSEB	650	7	*726*	*7*
Total	**9777**	**100**	***9845***	***100***

For the year under review, the online availability of the Trombay Thermal Power Station was 93.7% as compared to 92.4% in the previous year. The station generated 9038 MUs, logging a PLF of 77.6%, which was slightly lower than the generation of 9087 MUs and PLF of 78% in the previous year, primarily due to lower offtake.

Generation at Trombay is largely dependent on domestic and imported LSHS and imported coal to meet the stringent environmental requirements. Fluctuations in oil prices have a major bearing on the Company's tariff in its license area. In the last year, the Company has taken various steps towards optimising its fuel mix to reduce the fuel cost and fuel handling cost.

During the year, the Company received permission from the Maharashtra Pollution Control Board to increase coal firing from 2940 tonnes per day to 5800 tonnes per day in the Trombay Thermal Power Station. Higher coal utilisation at Trombay resulted in a fuel cost reduction of about Rs. 121 crores in the year all of which was passed on to the consumers.

Average gas supply to the Trombay Thermal Power Station was higher at 0.94 MMCMD (0.79 MMCMD in the previous year) against the contracted quantity of 1.5 MMCMD. The Company is examining various alternatives for augmenting its gas supplies. It has initiated discussions with a number of gas suppliers for supply of LNG / gas to Trombay Thermal Power Station.

A break-up of fuel mix is provided below:

(Figures in %)	2003-04	*2002-03*
Fuel mix (based on MUs)		
Coal	26	*19*
Oil	45	*56*
Gas	16	*12*
Hydro	13	*13*
Total	**100**	***100***
Fuel mix (based on fuel cost)		
Coal	20	*13*
Oil	74	*83*
Gas	6	*4*
Hydro	0	*0*
Total	**100**	***100***

Oil consumption, in terms of MUs and cost, has reduced due to the fuel mix optimisation efforts of the Company.

The hydel plants registered a generation of 1336 MUs during the year compared to 1350 MUs in the previous year. A notable feature during the year was the operation of Bhira pumped storage unit on several occasions.

The Company, with the assistance of an external consultant, has embarked on a drive to reduce its costs. The exercise has already resulted in annualised savings of about Rs. 20 crores. Various other initiatives are also being pursued.

The Company commissioned one new distribution sub-station, 33 new consumer sub-stations and laid 117 circuit kms. of LT and HT cables during the year. The Company currently has 10 distribution sub-stations, 339 consumer sub-stations and 1453 circuit kms. of LT/ HT cable network.

As desired by MERC, the Company submitted its Annual Revenue Requirement (ARR) for 2003-04 and 2004-05. The Company has also proposed tariff rationalisation and a time of the day tariff for REL, BEST and HT consumers and introduction of Franchisee system and prepaid meters. The public hearing in respect of the ARRs has already been completed and the final order is expected shortly.

2.2.2 *Disputes*

There are certain ongoing disputes between the Company and REL in Mumbai license area, which are before MERC/ High Court of Bombay. The status of these disputes is as follows:

Sharing of Standby Charges payable to MSEB

The dispute regarding the sharing of standby charges payable to MSEB is before MERC. Earlier the Hon'ble High Court of Bombay while prima facie upholding the Company's contention that the standby charges be shared by REL and the Company on 50:50 basis had ordered that the arrears be paid on 80:20 basis respectively. Both the Company and REL had preferred appeals before the Hon'ble Supreme Court of India, who remanded the matter back to MERC for de novo consideration. MERC had in turn sought the advice of Central Electricity Authority (CEA). CEA has suggested sharing of standby charges in the ratio of peak demands of the Company and REL whereas it is the Company's view that standby capacity is required for breakdown of the generating plant. The Company has filed its objections with MERC on CEA report. Hearings at MERC have recently been concluded and the Order is awaited. In the meantime, both the Company and REL continue to pay the standby charges as per interim Order of the High Court of Bombay.

Retail Distribution

REL had contested before MERC that the Company's licenses did not permit retail distribution. Though MERC has upheld the Company's right to distribute power to all consumers in its license area, by its order dated 3rd July 2003, it has put a temporary restraint on the Company for distribution to consumers below 1000 kVA



till the necessary rules and regulations for competition are evolved. This has affected the Company's marketing activities to the retail segment. The Company has challenged the MERC Order before the High Court of Bombay. The hearings on the same are in progress.

Reactive Power and Additional Outlets

The Company had filed a petition before MERC regarding illegal drawal of active and reactive power by REL at the 220 kV point of interconnection at Borivali which was in contravention of the Principles of Agreement entered into by the Company and REL on 31st January 1998. REL in turn had filed a petition alleging that the Company was denying it additional outlets. The hearings on both the matters have been completed and the Orders are awaited.

2.2.3 *Captive Power Plants/Independent Power Plant*

Both the Units at Jojobera and Wadi logged their highest generation to-date. While Jojobera generated 1793 MUs- an increase of 1.8% over the previous year, with the stabilisation of an additional 25 MW capacity, Wadi generated 478 MUs - an increase of 18.5% over the previous year. The generation at Belgaum IPP, on the other hand at 242 MUs, was lower by 33% as compared to the previous year. This was on account of lower off-take by Karnataka Power Transmission Corporation Limited. At Belgaum, in order to reduce the fuel cost, the Company is working on a project to use LSHS instead of low sulphur furnace oil.

2.3 Company's Growth Plans in the Power Sector

In line with the fillip provided to the power sector by the Act, the Company has charted an aggressive growth plan in the next few years.

- During the year, construction works have commenced on 120 MW unit at Jojobera. Besides configuring it as a low tariff project, the Company is also constructing a 40 kms. transmission line to evacuate power.
- According to estimates of the MoP, the country has about 150000 MW of hydro power potential. Against this, the current hydro capacity installed is only about 27000 MW. Therefore, there is scope for substantial increase in hydroelectric generation with the MoP targeting hydro power capacity addition of about 50000 MW. The Company has embarked upon a hydroelectric capacity addition initiative through the acquisition of 100% shareholding in Duncans North Hydro Power Company Limited (now renamed Alaknanda Hydro Power Company Limited) a 330 MW Run of the River project at Shrinagar, Uttaranchal. The project is under development.
- The Company has formed a consortium with British Petroleum of UK and GAIL (India) Limited to jointly participate in any bidding process that may be evolved by the stakeholders for the Dabhol power project. With complementary skills brought in by each partner in power sector, gas sourcing and gas marketing, the Company considers that the consortium is favourably positioned to capture this opportunity.
- Efficient and adequate power evacuation system is a key to link generating sources to distribution centres. The Company's joint venture with Powergrid Corporation of India Limited for developing 1200 kms. long 400 kV transmission lines emanating from Tala Hydro Project in Bhutan to Delhi is a step in that direction. The Tala transmission lines could also cater to other proposed power plants enroute. Construction of the transmission lines has commenced.
- Drawing upon its NDPL experience, the Company shall continue to pursue opportunities in distribution sector. The Company has applied for distribution licenses in seven areas in Maharashtra. The areas are Bhandup, Navi Mumbai, Khopoli, Lonavla, Pune (Urban), Nasik and Kalyan-Dombivli-Ambernath. In response to an Expression of Interest document

floated by the Gujarat Electricity Board, the Company has also expressed its interest in becoming a franchisee in Gujarat.

- The Company is proposing to raise $500 million from the market to part finance the above opportunities and any new opportunities that may arise in the future.

To sum up, while many opportunities will emerge, these will be evaluated carefully in the long-term interest of the Company and its stakeholders.

2.4 Strategic Electronics Division

For the year under review, the Division registered an increase of over 50% in its revenues compared to previous year.

The prospects of significant revenue growth in major product categories are reasonably high:

- Two major turnkey systems developed and supplied by the Division, viz. Pinaka (Multi Barrel Rocket Launcher) Launcher and the Samyukta (Integrated Electronic Warfare) COM Entity were cleared for induction by the Indian Army.
- Orders for AKASH (Self Propelled Launcher III) for the Army and AKASH (Air Force Launcher) for the Air Force with significant future production potential were received in the face of stiff competition from private and public sector companies.
- The Division supplied over 150 Rugged Computers for ground, and airborne applications netting revenue of Rs. 16 crores on this product category alone. The Company expects significant growth in this category in the coming year.

The Division strengthened its Order Book position and has successfully bid to participate in turnkey programs. As a result of these initiatives, the Division is poised for a sustained revenue growth and is actively pursuing plans for creating new business verticals such as C^4ISR (Command, Control, Communications and Computers Intelligence Surveillance and Reconaissance), Image Processing, Embedded Systems and Simulators. The Division is also looking at inorganic growth and targets a 10-fold increase in its revenue over the next five years.

2.5 Broadband and Communications Business

In its first full year of operation, the Tata Power Broadband (TPBB) Division has shown a positive PBT. This Division is now being converted into a wholly-owned subsidiary of the Company, which will provide enhanced management focus on "Carriers' Carrier" business in Mumbai-Pune region (the largest telecommunication regional market in India).

The leadership position attained by TPBB will be further consolidated with its technology innovations such as DWDM and MPLS IP VPNs. IP (data) traffic has grown two-folds and is 20% of the Division's revenues. Unit price realisation of IP (data) traffic is higher compared to TDM (voice) unit price. With the MPLS VPN offering, TPBB is now focusing on a new segment of bulk enterprise traffic (BFSI).

TPBB has emerged as "Bridge Across Carriers" in the Mumbai - Pune region. Tariff reduction in Telecom sector is increasing demand for inter-carrier bandwidth. TPBB now has a solid foundation to grow with the market and has undertaken expansion in Pune city.

The Company will continue to focus on bringing long-term benefits of its participation in the Integrated Telecom Value Chain to its shareholders through its investments in VSNL, Tata Teleservices Limited (TTSL) / Tata Teleservices (Maharashtra) Limited (TTML).

3. RISK MANAGEMENT

With the passage of the Act, a new tariff regime is under formulation by MERC. Any adverse changes in tariffs principles could impact profitability. As mentioned earlier, the Company is currently implementing measures for cost reduction and optimisation of fuel mix to remain competitive and maintain profitability.

The Act also poses a business risk in the Company's license area operations on account of transmission open access to the distribution licensees. However with its well-established operations, the Company is confident of retaining its leadership in the market. Further, the Company now has the opportunity of inter-state wheeling of its power available from its eastern and western generating plants. In addition, the Company is finalising plans for alternate use of its power.

Reducing availability of gas for the Trombay Thermal Power Station due to depleting domestic reserves is also a cause of concern for the Company. The Company has initiated discussions with regasified LNG suppliers to supply gas to Trombay Thermal Power Station.

As Trombay Thermal Power Station depends on LSHS for generation, increase in LSHS prices would adversely impact the generation cost. Though the Company has taken steps to reduce its dependence on LSHS, almost 45% of Trombay Thermal Power Station is still on LSHS. The Company is sourcing LSHS from local refineries to reduce the impact of price volatility including volatility in foreign exchange rates in the international markets.

The Company has also entered into long term arrangements for supply of imported coal to mitigate the risk of price volatility and fuel availability.

There are various ongoing disputes between the Company and REL, which are being heard before MERC and the Hon'ble High Court of Bombay. The Company has based its position on accepted legal principles and fair business practices.

The Company has chalked out an aggressive growth plan. The proposed investments potentially expose the Company to risks associated with adverse changes in Government policies / regulations in the power sector and risks associated with development / construction.

The Company has significant investments in the telecom sector through its associate companies – VSNL, TTSL and TTML. Competition in the telecom sector has intensified, which has resulted in reduced margins. The associate companies have evolved measures to increase the customer base and provide more value-added services to the customers to enhance the market share. However, reduced telecom tariffs have increased bandwidth demand for the Company's Carriers' Carrier business.

4. FINANCIAL PERFORMANCE OF THE COMPANY

During the year, the total income was Rs. 4399.07 crores as compared to Rs. 4451.78 crores during the previous year. The decline in revenue is mainly on account of lower fuel adjustment charges. The profit after tax marginally decreased from Rs. 519.92 crores in the previous year to Rs. 509.08 crores in the year.

4.1 Break-up of Total Income

Rs. crores

	2003-04	*2002-03*
Power business	**4040.22**	***4229.61***
a) Revenue from Power Supply	3991.77	*4193.53*
b) Income from Operations	48.45	*36.08*
Other business	**198.86**	***70.14***
a) Power Systems Division	106.32	*25.93*
b) Strategic Electronics Division	61.06	*41.89*
c) Broadband	30.59	*1.33*
d) Power Plant Refurbishment Group and Task Force	0.89	*0.99*
Other income	**159.99**	***152.03***
Total income	**4399.07**	***4451.78***

The other income in 2003-04 includes an extra-ordinary income of Rs. 27.45 crores (nil in the previous year) on sale of investment.

The cost of power purchased was Rs. 409.49 crores compared to Rs. 406.90 crores during the previous year.

The fuel cost declined from Rs. 2062.59 crores in the previous year to Rs. 1848.87 crores in the year mainly due to change in fuel mix, improvement in heat rate and lower generation.

The generation, distribution, administration and other expenses of the Company (including staff costs) have increased to Rs. 571.44 crores in the year from Rs. 430.95 crores in the previous year.

The depreciation expenses for the Company were Rs. 333.95 crores as against Rs. 318.04 crores in the previous year.

Amount written off in respect of net increase in foreign currency liabilities for purchase of capital asset was Rs. 95.08 crores compared to Rs. 90.63 crores in the previous year.

The interest and finance charge declined significantly from Rs. 341.21 crores in the previous year to Rs. 283.72 crores. This is mainly on account of debt restructuring exercise undertaken by the Company including debt prepayments/ buyback.

The tax impact of higher PBT is mainly offset by the higher deduction claimed under Section 80IA in respect of the combined cycle plant at Trombay in addition to Section 80IA claim for units in the non-license area. The provision for the current year is higher by Rs. 26.59 crores mainly due to the fact that provision for the previous year was net of deferred tax reversal of Rs. 67.36 crores in terms of Accounting Standard Interpretation (ASI) 3 issued by the Institute of Chartered Accountants of India.

4.2 Resource Allocation

4.2.1. Fixed Assets

The gross fixed assets as at 31st March 2004 were at Rs. 5534.70 crores as compared to Rs. 5370.79 crores in 2002-03. The addition to gross fixed assets of Rs. 170 crores were mainly on account of normal capital expenditure in the existing businesses.

4.2.2. Working Capital

The net current assets as at 31st March 2004 were Rs. 513.35 crores compared to Rs. 944.52 crores in the previous year.

4.3 Credit Rating

The Company enjoys high credit rating. ICRA has revised its rating to LAA+ for the non convertible debenture program of the Company. CRISIL has retained its rating at AA+ for the non convertible debenture program of the Company.

5. INTERNAL CONTROLS AND SYSTEMS

The Internal Audit Department conducts audits of various departments based on an annual audit plan. In line with the international trend, the planning and conduct of internal audits are oriented towards the review of controls in the management of risks and opportunities in the Company's activities. The Internal Audit Department reports significant audit observations to the Audit Committee, which comprises three non-executive Directors – Dr. H. S. Vachha, Chairman, Mr. Syamal Gupta and Mr. R. K. Misra, Members. The Committee met nine times during the year to review the audit observations and followed up on the implementation of corrective actions. The Committee also met the Company's Statutory Auditors to ascertain their views on the adequacy of internal control systems in the Company. The Committee submits reports of its observations to the Board of Directors.

6. ENTERPRISE RESOURCE PLANNING MODULE – SAP

The implementation of SAP is now complete across the major functions and locations of the organisation. The Company's operational and support processes have been tightly integrated along its value chain. In addition, implementation of Customer support functions in SAP last year has poised the Company for growth in the retail power sector. A major upgradation of the system and infrastructure is underway with the objective of improving the reliability and responsiveness of IT support to the organisation. Forward planning in this area is focused on providing decision support and customer relationship support tools to the organisation.

7. TECHNOLOGY

The process of introducing 'the state of art technologies' has continued in the Company to enable it to maintain its technology leadership and also to get business advantage.



The Load Despatch Centre has been fully modernised and a large video screen (LVS) 4mX2m with 3X2 cubes, has been commissioned. The LVS is based on the Digital Light Processing (DLP) technology, which is latest in the country. This will make online network data available on screen for monitoring and efficient operation of the system.

Special state of-the-art tariff metering system, which conforms to Availability Based Tariff (ABT), with communication facility, has been commissioned for the first time in the country. These meters have facilitated sale of surplus power to MPSEB, KSEB and MSEB.

Two pilot projects of Automatic Meter Reading system have been successfully completed. These can now be applied to billing without human intervention to reduce commercial losses.

ISU/CCS module of SAP R-3 for accurate billing, energy audit, attending customer complaints has been successfully commissioned. This is the first time in Asia that such a module has been installed.

Further, latest testing equipments like Sweep Frequency Response Analysis (SFRA), Online Lightning Arrester healthiness monitoring test kit and a pilot breaker online testing kit have been procured. This will enable improving reliability of equipment and reduction in testing time.

A process has been established by forming 59 Technology Circles, which has a large base from cross section of engineers. The Company has contributed and presented 26 technical papers in various National and International Forums.

8. HUMAN RESOURCE MANAGEMENT

Employee relations remained cordial throughout the year. Discussions for signing the 4-year wage settlement in the license area have been in progress during the year. This is expected to be signed shortly.

Also, negotiations are in progress for another 4-year settlement with the Union at the Company's Strategic Electronics Division at Bangalore.

The staff strength as of March 2004 was 3361 as compared to 3430 in the previous year. A detailed break-up is provided below:

Staff Strength (as of March 2004)

Business Area	Officers	Other Staff	Total
License Area	978	1897	2875
Strategic Electronics Division	135	137	272
Jojobera	91	38	129
Wadi	22	0	22
Belgaum	24	12	36
Power Systems Division	27	0	27
TOTAL	**1277**	**2084**	**3361**

9. SUBSIDIARIES

9.1 Chemical Terminal Trombay Limited

The income for the year increased marginally to Rs. 12.07 crores from Rs. 11.91 crores in the previous year. Profit before tax increased by 50% to Rs. 5.88 crores from Rs. 3.91 crores in the previous year. However, the profit after tax reduced by 34% to Rs. 2.02 crores from Rs. 3.04 crores in the previous year primarily due to additional deferred tax provision of Rs. 3.26 crores.

The petroleum commodity and chemical prices remained highly volatile due to war conditions in Iraq, which affected the volumes handled by petroleum and chemical industries. This situation and the octroi problem faced at the beginning of the year resulted in keen competition among the established terminalling players, bringing terminalling service charges under considerable pressure. However, these conditions appear to be slowly coming under control of late.

9.2 Tata Petrodyne Limited

The income for the year increased by 74% to Rs. 117.07 crores from Rs. 67.38 crores in the previous year, due to a large increase in the production and sales of gas from Lakshmi Oil field, whose sales increased to Rs.74.13 crores from Rs.21.42 crores in the previous year. From October 2003 to March 2004, nominated quantities by gas buyers were higher than the average daily contracted quantities. The overall result was a 131% increase in the company's post-tax profit to Rs.47.73 crores from Rs.20.67 crores in the previous year.

The development of Gauri Gas Field was completed during the year with the drilling of four development wells, installation of an offshore platform, and a connecting pipeline to Lakshmi A platform. Commercial deliveries are expected to commence around first quarter of 2004. The oil well is likely to be developed and put on production, through the existing pipeline, in the post-monsoon period of 2004. In the PY-3 Field in Block CY-OS-90/1, operated by Hardy Exploration and Production (India) Inc., Water Injection facility was installed and this will help to increase production. The PY-3 field consortium has successfully extended the Contract of the Floating Production Unit Tahara with M/s Aban Lloyd for a period of three years.

9.3 Af-Taab Investment Company Limited (Af-Taab)

Af-Taab's total income for the year increased by 233% to Rs. 15.51 crores from Rs. 4.66 crores in the previous year, benefiting from the increase in share prices during the year. There was a 73% reduction in the post-tax loss to Rs. 2.05 crores from Rs. 7.44 crores in the previous year.

Af-Taab's equity and debt re-structuring plan implemented during the year also contributed to the reduction in loss. Shareholders' funds were increased by Rs. 29.69 crores and loan funds reduced by Rs. 14.78 crores, which led to a 29% reduction in the interest on borrowings to Rs. 9.39 crores from Rs. 13.30 crores in the previous year.

9.4 Powerlinks Transmission Limited

The Company has a 51% shareholding in the joint venture with Powergrid for the 400 kV transmission line project, which is a part of the transmission system associated with the Tala Hydro Project in Bhutan. During the year, Powerlinks obtained the transmission license for the project from CERC. Powerlinks has recently achieved financial closure at extremely competitive interest rates and construction of the transmission lines has commenced.

9.5 Three new wholly-owned subsidiaries were incorporated/ acquired during the year, as under:

9.5.1 Tata Power Broadband Company Limited

The activities of the Company's Broadband Division will be vested with this newly incorporated wholly-owned subsidiary. This move is a logical expression of the Company's and the Tata Group's growth in the rapidly expanding and fiercely competitive Telecom sector.

9.5.2 Tata Power Trading Company Limited (TPTC)

This wholly-owned subsidiary has been formed to undertake power trading. TPTC would not only trade the Company's surplus generation but would also undertake merchant trade. For the year under review, there were no trading activities.

9.5.3 Alaknanda Hydro Power Company Limited (AHPC)

Consequent to the acquisition of 100% of the equity of Duncans North Hydro Power Company Limited (DNHPC), it has become a wholly-owned subsidiary of the Company. DNHPC has recently been renamed as Alaknanda Hydro Power Company Limited (AHPC). AHPC is developing a 330 MW hydro-electric power generation facility in Shrinagar, Uttaranchal.

10. CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis, describing the Company's objectives, projections and estimates, are forward-looking statements and progressive within the meaning of applicable security laws and regulations. Actual results may vary from those expressed or implied, depending upon economic conditions, Government Policies and other incidental / related factors.

AUDITORS' REPORT

TO THE MEMBERS OF

THE TATA POWER COMPANY LIMITED

We have audited the attached balance sheet of THE TATA POWER COMPANY LIMITED, as at 31st March, 2004, and the profit and loss account and also the cash flow statement for the year ended on that date annexed thereto.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India.Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As the Company is governed by the Electricity (Supply) Act, 1948, the provisions of the said Act have prevailed wherever they have been inconsistent with the provisions of the Companies Act, 1956.

Subject to the foregoing remark, we report that :-

1. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraph 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to above, we report that :

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) The balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

   (d) (i) For the purposes of computations of "Capital Base" and "Clear Profit" under the Sixth Schedule to the Electricity (Supply) Act, 1948,

      1) As stated in Note 4 (a) of the Notes forming part of the Accounts the Company (together with The Tata Hydro-Electric Power Supply Company Limited and The Andhra Valley Power Supply Company Limited since merged with the Company) had in 1999-2000 appropriated in advance through Special Appropriation towards Project Cost an amount of Rs. 11.77 crores for which the approval of the relevant authorities is needed. Out of this appropriation in advance, a sum of Rs. 5.83 crores had been adjusted (against the amount to be appropriated) during the year 2000-2001 and the balance of Rs. 5.94 crores had been appropriated during the year 2001-2002.

      2) Special appropriation to Deferred Taxation Liability Fund of Rs. 106.63 crores in 2001-2002 and Rs. 22.93 crores in 2002-2003 had been made, as referred to in Note 27 (a) of the Notes forming part of the Accounts for which approval of the relevant authorities has not yet been obtained. For the reasons and to the extent stated in the Note, the manner of accounting for deferred tax liability in respect of the licensee business differs from the provisions of Accounting Standard 22 (AS-22) issued by the Institute of Chartered Accountants of India.

      3) Special appropriation to project cost of Rs. 28.75 crores in 2002-2003 and Rs. 2.63 crores for the current year has been made as referred to in Note 4 (b) of the Notes forming part of the Accounts for which approval of the relevant authorities has to be obtained.


TATA

ANNEXURE TO THE AUDITORS' REPORT

4) In terms of an order from Maharashtra Electricity Regulatory Commission (MERC) dated 24th November, 2003, the Company's Wind Farm business has to be treated as a separate business not forming part of the Licensee Business. For the reasons explained in Notes 5(a), the Wind Farm business has been treated as a part of the Licensee business for the year ended 31st March, 2004.

(ii) "Reasonable Return" has been computed in terms of the Sixth Schedule to the Electricity (Supply) Act, 1948 in the manner indicated in Note 5 (b) of the Notes forming part of the Accounts.

(iii) In the event of approval of the relevant authorities not being obtained for the matters referred to in sub-paragraph d(i) above or any adjustment becoming necessary for the matter referred to in sub-paragraph d(ii) above, the computations of "Capital Base" and "Clear Profit" will have to be revised for the year and the earlier years as necessary. In the event of such revision and the consequential recomputation of "Reasonable Return", the appropriation to Consumers Benefit Account and Statutory Reserves for the relevant years may need revision. It is not possible to quantify this revision until the matter referred to above is determined.

(iv) As stated in Note 3 (a) of the Notes forming part of the Accounts, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as Licensee have not been capitalised as required by Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India, but have been charged to the Profit and Loss Account consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(v) As stated in Note 3 (b) of the Notes forming part of the Accounts, exchange differences arising on repayment / realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as licensee, have not been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India, but are being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(vi) Subject to the matters referred to in paragraphs d(i)(2), d(iv) and d(v) above, in our opinion, the Balance Sheet and the Profit and Loss Account comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.

(e) On the basis of written representations received from the directors, as on 31st March, 2004 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2004 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

(f) Subject to the matters referred to in paragraphs d(i) to d(v) above, in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

(1) in the case of the balance sheet, of the state of affairs of the Company as at 31st March, 2004;

(2) in the case of the profit and loss account, of the profit for the year ended on that date; and

(3) in the case of the cash flow statement, of the cash flows for the year ended on that date.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.
Membership Number : 31220

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.
Membership Number : 37915

Mumbai, 21st May, 2004.

Eighty-fifth annual report 2003-2004

The Tata Power Company Limited



(x) The Company does not have accumulated losses as at 31st March, 2004 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to any financial institution, bank or to debenture holders during the year.

(xii) In our opinion and according to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under Clause (xiii) of the Order are not applicable to the Company.

(xiv) In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in securities.

(xv) In our opinion, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purposes for which they were obtained and to the extent that these have not been utilised. Euro notes of Rs. 357.10 crores and a term loan taken during the year from a Financial Institution of Rs. 60 crores, as explained, is invested in long term and short term investments.

(xvii) According to the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, in our opinion, long term funds to the extent of approximately Rs. 520 crores (inclusive of part of retained earnings) as at 31st March, 2004 have been deployed for short term purposes.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xix) In our opinion and according to the information and explanations given to us, the Company has created security in respect of the debentures issued.

(xx) The Company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, during the year, no fraud on or by the Company has been noticed or reported.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.
Membership Number : 31220

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.
Membership Number : 37915

Mumbai, 21st May, 2004.

Balance Sheet as at 31st March, 2004

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	As at 31-3-2003 Rupees Crores
FUNDS EMPLOYED :					
1. SHARE CAPITAL	"A"	53		197.92	197.91
2. RESERVES AND SURPLUS	"B"	54		4,277.00	3,959.44
3. SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	521.08
4. CAPITAL CONTRIBUTIONS FROM CONSUMERS				41.81	41.81
5. SECURED LOANS	"C"	55		721.73	1,340.37
6. UNSECURED LOANS	"D"	57		999.69	1,058.83
7. TOTAL FUNDS EMPLOYED				**6,771.76**	**7,119.44**
APPLICATION OF FUNDS :					
8. FIXED ASSETS	"E"	57			
Gross Block			5,534.70		5,370.79
Less : Depreciation to date			2,364.36		2,034.74
				3,170.34	3,336.05
Capital Work-in-Progress (including advances against capital expenditure Rs. 37.84 crores - *Previous Year Rs. 9.82 crores*)				261.46	191.32
Increase in foreign currency liabilities (net) for purchase of capital assets			645.32		651.94
Less : Amount written off to date			600.39		505.31
				44.93	146.63
				3,476.73	3,674.00
9. INVESTMENTS	"F"	58		2,728.83	2,451.83
10. DEFERRED TAX ASSET (Net) [*See Note 27(b)*]				37.24	20.57
11. CURRENT ASSETS, LOANS AND ADVANCES	"G"	60			
Current Assets ... Rs. 1,095.96 Crores					1,350.66
Loans and Advances ... " 822.96 Crores					1,115.51
			1,918.92		2,466.17
Less :					
12. CURRENT LIABILITIES AND PROVISIONS	"H"	61			
Current Liabilities ... Rs. 909.40 Crores					1,067.22
Provisions ... " 496.17 Crores					454.43
			1,405.57		1,521.65
13. NET CURRENT ASSETS				513.35	944.52
14. MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	61		15.61	28.52
15. TOTAL APPLICATION OF FUNDS				**6,771.76**	**7,119.44**

Notes – Pages 66 to 78.

As per our report attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 21st May, 2004.

For and on behalf of the Board,

F. A. VANDREVALA
Managing Director.

H. S. VACHHA
Director.

B. J. SHROFF
Secretary.

Mumbai, 21st May, 2004.



Profit and Loss Account for the year ended 31st March, 2004

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME :					
1. REVENUE FROM POWER SUPPLY [*See Note 24(a)*]			3,984.85		*4,175.18*
Less : Cash Discount			4.51		*4.46*
Consumer Benefit Account			10.68		*Nil*
			3,969.66		*4,170.72*
Add : Wheeling Charges recoverable			22.11		*22.81*
				3,991.77	*4,193.53*
2. INCOME FROM OTHER OPERATIONS	1	62			
a. Sale of Electronic Products			58.65		*40.55*
Less : Excise Duty			2.66		*0.75*
			55.99		*39.80*
b. Other Operations			189.50		*66.42*
				245.49	*106.22*
3. OTHER INCOME	1	62		159.99	*152.03*
4. NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS				1.82	*Nil*
5. TOTAL INCOME				**4,399.07**	***4,451.78***
EXPENDITURE :					
6. COST OF POWER PURCHASED [*See Note 24(b)*]				409.49	*406.90*
7. COST OF FUEL				1,848.87	*2,062.59*
8. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	2	63		571.44	*430.95*
9. NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS				Nil	*1.18*
10. TAX ON SALE OF ELECTRICITY				122.25	*123.34*
11. DEPRECIATION				333.95	*318.04*
12. AMOUNT WRITTEN OFF IN RESPECT OF NET INCREASE IN FOREIGN CURRENCY LIABILITIES FOR PURCHASE OF CAPITAL ASSETS.				95.08	*90.63*
13. INTEREST AND FINANCE CHARGES	3	64		283.72	*341.21*
14. TOTAL EXPENDITURE				**3,664.80**	***3,774.84***
PROFIT BEFORE TAXES AND STATUTORY APPROPRIATIONS				734.27	*676.94*
15. PROVISION FOR TAXATION					
a. CURRENT TAX			225.91		*199.76*
b. DEFERRED TAX			(16.67)		*(58.25)*
				209.24	*141.51*
16. EXCESS PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS				(2.25)	*(1.39)*
17. ADDITIONAL INCOME-TAX ON DIVIDEND				17.77	*16.50*
18. PROVISION FOR WEALTH TAX				0.43	*0.40*
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS				**509.08**	***519.92***
19. STATUTORY APPROPRIATIONS	4	64		42.16	*69.91*
DISTRIBUTABLE PROFITS				**466.92**	***450.01***
APPROPRIATIONS :					
20. PROPOSED DIVIDEND				138.69	*128.78*
21. TRANSFER TO DEBENTURE REDEMPTION RESERVE				Nil	*49.69*
22. TRANSFER TO GENERAL RESERVE				150.00	*150.00*
				288.69	*328.47*
23. BALANCE CARRIED TO BALANCE SHEET				**178.23**	***121.54***
24. BASIC AND DILUTED EARNINGS PER SHARE (in Rs.) (on distributable profits on shares outstanding) (Face Value Rs. 10)				23.59	*22.74*

Notes – Pages 66 to 78.

As per our report attached to the Balance Sheet.

For and on behalf of the Board,

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 21st May, 2004.

F. A. VANDREVALA
Managing Director.

B. J. SHROFF
Secretary.

H. S. VACHHA
Director.

Mumbai, 21st May, 2004.

Cash Flow Statement for the year ended 31st March, 2004

			Year ended 31-03-2004 Rs. Crores		Year ended 31-03-2003 Rs. Crores
A.	**Cash Flow from Operating Activities**				
	Net Profit before Taxes and Extraordinary Items		734.27		676.94
	Adjustments for:				
	Depreciation	333.95		318.04	
	Interest Expenditure	265.85		308.27	
	Interest Income	(107.28)		(79.35)	
	Income from Trade Investments	(1.38)		(13.36)	
	Income from Subsidiaries	(1.06)		(2.03)	
	Income from Other Investments	(6.14)		(7.11)	
	Provision for diminution in value of Investments written back (Net)	(6.26)		(14.44)	
	Provision for doubtful deposits	1.27		—	
	Retiring Gratuities	10.07		8.45	
	Leave Encashment	3.90		4.47	
	Pension Scheme	2.33		4.84	
	Profit on Sale / Retirement of Assets (Net)	(3.48)		(5.38)	
	Loss on Exchange on loan repayments (Net)	5.13		8.50	
	Guarantee Fees for Loans	7.45		10.63	
	Profit on Sale of Investments (Net)	(35.28)		(30.37)	
	Surplus on buy-back of Euro Notes	—		(2.32)	
	Net increase in Foreign Currency Liabilities written off	95.08		90.63	
	Miscellaneous Expenditure written off	13.44		14.17	
			577.59		613.64
	Operating Profit before Working Capital Changes		1,311.86		1,290.58
	Adjustments for:				
	Trade & Other Receivables	193.42		(115.57)	
	Inventories	17.76		(5.02)	
	Trade Payables	(138.55)		135.15	
			72.63		14.56
	Cash Generated from Operations		1,384.49		1,305.14
	Taxes Paid	(284.74)		(216.55)	
	Retiring Gratuities Paid	(6.42)		(4.28)	
	Leave Encashment Paid	(2.20)		(1.65)	
	Pension Paid	(1.18)		(0.72)	
			(294.54)		(223.20)
	Cash Flow before Extraordinary Items		1,089.95		1,081.94
	Extraordinary Items		—		—
	Net Cash from Operating Activities A		**1,089.95**		**1,081.94**
B.	**Cash Flow from Investing Activities**				
	Purchase of Fixed Assets		(254.18)		(367.97)
	Sale of Fixed Assets		5.24		8.20
	Purchase of Investments		(5,185.99)		(4,632.96)
	Sale of Investments		4,950.53		4,502.08
	Interest Received		117.09		67.88
	Inter-corporate deposits / advances		331.06		(9.08)
	Income from Trade Investments		1.38		13.36
	Income from Subsidiaries		1.06		2.03
	Income from Other Investments		10.27		3.06
	Net Cash used in Investing Activities B		**(23.54)**		**(413.40)**
C.	**Cash Flow from Financing Activities**				
	Increase in Capital Contributions		*		—
	Calls in Arrears Received		0.01		—
	Proceeds from Borrowings		84.81		141.49
	Repayment of Borrowings (including premium on redemption of debentures Rs. 40.84 crores - *Previous Year Rs. Nil*)		(791.48)		(570.41)
	Guarantee / Upfront Fees for Loans		(7.82)		(11.19)
	Interest Paid		(282.16)		(310.73)
	Dividend Paid		(127.78)		(98.30)
	Additional Income-tax on Dividend Paid		(16.50)		—
	Net Cash used in Financing Activities C		**(1,140.92)**		**(849.14)**
	Net Decrease in Cash and Cash Equivalents (A+B+C)		**(74.51)**		**(180.60)**
	Cash and Cash Equivalents as at 1st April, 2003 (Opening Balance)		**126.41**		**307.01**
	Cash and Cash Equivalents as at 31st March, 2004 (Closing Balance)		**51.90**		**126.41**

Notes:
1. Interest paid is exclusive of and purchase of Fixed Assets is inclusive of interest capitalised Rs. 0.87 crore *(Previous Year Rs. 7.62 crores)*.
2. Cash and cash equivalents include:
   Current Accounts with Scheduled Banks Rs. 29.54 crores *(Previous Year Rs. 66.17 crores)*.
   Term/Call Deposits with Scheduled Banks Rs. Nil *(Previous Year Rs. 60.05 crores)*.
   Cash and Cheques on Hand Rs 22.36 crores *(Previous Year Rs. 0.19 crore)*.
3. Purchase of Investments include purchase of shares in subsidiaries:
   (a) Af-Taab Investment Company Limited Rs. 29.69 crores *(Previous Year Rs. Nil)*.
   (b) Tata Power Broadband Company Limited Rs. 0.10 crore *(Previous Year Rs. Nil)*.
   (c) Tata Power Trading Company Limited Rs. 2.00 crores *(Previous Year Rs. Nil)*.
   (d) Powerlinks Transmission Limited Rs. 66.94 crores *(Previous Year Rs. Nil)*.
   (e) Duncans North Hydro Power Company Limited Rs. 3.12 crores *(Previous Year Rs. Nil)*
4. Purchase of Investments include Rs. Nil *(Previous Year Rs. 187.68 crores)* and sale of Investments include Rs. Nil *(Previous Year Rs. 7.36 crores)* in respect of shares pertaining to North Delhi Power Ltd.
5. Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 21st May, 2004.

For and on behalf of the Board,

F. A. VANDREVALA
Managing Director.

B. J. SHROFF
Secretary.

H. S. VACHHA
Director.

Mumbai, 21st May, 2004.

Schedule forming part of the Balance Sheet

SCHEDULE "A" : SHARE CAPITAL

		Rupees Crores	Rupees Crores	*As at 31-3-2003 Rupees Crores*
AUTHORISED CAPITAL –				
3,00,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each....	300.00		*300.00*
22,90,00,000	Equity Shares of Rs. 10 each	229.00		*229.00*
			529.00	*529.00*
ISSUED CAPITAL –				
20,35,37,712	Equity Shares of Rs.10 each [including 2,30,308 shares *(31st March, 2003 - 2,30,308 shares)* not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay].		203.54	*203.54*
SUBSCRIBED CAPITAL –				
19,78,97,864	Equity Shares of Rs.10 each (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay).	197.90		*197.90*
	Less : Calls in arrears [including Rs. 0.01 crore *(31st March, 2003- Rs.0.01 crore)* in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited]	0.04		*0.05*
		197.86		*197.85*
1,65,230	*Add :* Equity Shares forfeited - Amount paid – *(31st March, 2003 - 1,65,230 shares).*	0.06		*0.06*
			197.92	***197.91***

Of the above Equity Shares :

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Balance Sheet

SCHEDULE "C" : SECURED LOANS

		As at 31-3-2003

Schedule forming part of the Balance Sheet

SCHEDULE "B" : RESERVES & SURPLUS

	Opening Balance Rupees Crores	Additions Rupees Crores	Deductions Rupees Crores	Closing Balance Rupees Crores
STATUTORY RESERVES : [Under the Electricity (Supply) Act, 1948]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	11.75	10.68 [*a*]	—	22.43
CONTINGENCIES RESERVE NO. 1 *[See Note 7(a)]*	140.89	18.96 [*a*]	—	159.85
CONTINGENCIES RESERVE NO. 2 *[See Note7(b)]*	13.38	—	—	13.38
DEVELOPMENT RESERVE (created prior to 1st April, 1976)	5.29	—	—	5.29
DEFERRED TAXATION LIABILITY FUND	419.56	—	—	419.56
INVESTMENT ALLOWANCE RESERVE .... (including Development Reserve created after 31st March, 1976)	121.18	—	—	121.18
DEBT REDEMPTION RESERVE	51.94	—	—	51.94
DEBENTURE REDEMPTION RESERVE	56.63	—	—	56.63
OTHER RESERVES :				
CAPITAL RESERVE	0.67	—	—	0.67
CAPITAL REDEMPTION RESERVE	1.60	—	—	1.60
SECURITIES PREMIUM	1,060.00	*	40.84[*e*]	1,019.16
Less : Adjustment of Global Depository Shares Issue Expenses *(Schedule "I")*	5.84	—	0.53[*b*]	5.31[*b*]
	1,054.16	*	40.31	1,013.85
DEBENTURE REDEMPTION RESERVE	107.19	—	34.38[*c*]	72.81
GENERAL RESERVE	955.79	184.38 [*d*]	—	1,140.17
PROFIT AND LOSS ACCOUNT	1,019.41	178.23 [*d*]	—	1,197.64
Total Reserves and Surplus - 2003-04	**3,959.44**	**392.25**	**74.69**	**4,277.00**
- 2002-03	*3,500.59*	*458.32*	*(0.53)*	*3,959.44*

[*a*] Amount set aside during the year.

[*b*] Adjustment of Global Depository Share issue expenses after charging Rs. 0.53 crore to the Profit & Loss Account for the year.

[*c*] No longer required, transferred to General Reserve.

[*d*] Transfer from Profit & Loss Account.

[*e*] Premium on redemption of debentures.

Schedule forming part of the Balance Sheet

SCHEDULE "C" : SECURED LOANS *(Contd.)*

Security

The debentures and loans mentioned in items (*a*) to (*l*) above are secured by mortgages/charges on the moveable and immoveable



Schedules forming part of the Balance Sheet

SCHEDULE "D" : UNSECURED LOANS

		Rupees Crores	As at 31-3-2003 Rupees Crores
(a)	Fixed Deposits	133.66	*181.58*
(b)	Loans from Shareholders (including short term Rs. 0.16 crore - *31st March, 2003 - Rs.1.20 crores)*	0.17	*1.32*
(c)	Loans from Japanese Leasing Companies** (including short term Rs. Nil *- 31st March, 2003 - Rs. 6.62 crores)*	Nil	*6.62*
(d)	Supplier's Credit from Kanematsu Corporation, Japan *(See Note 14)*** (including short term Rs. 3.05 crores - *31st March, 2003 - Rs. 5.75 crores)*	3.05	*8.62*
(e)	Loans from Housing Development Finance Corporation Ltd. (including short term Rs.1.22 crores - *31st March, 2003 - Rs. 1.19 crores)*	4.64	*5.83*
(f)	7.875% Euro Notes (2007)**	534.64	*553.95*
(g)	8.500% Euro Notes (2017)**	288.34	*288.34*
(h)	Short Term Borrowing from Companies	5.07	*5.07*
(i)	Interest accrued and due :		
	On (a) above.	0.02	*
	On (b) above.	Nil	*
(j)	Sales Tax Deferral (repayable in 2014-2018)	28.33	*7.50*
(k)	Temporary overdrawn balance in bank current accounts	1.77	*Nil*
		999.69	***1,058.83***

** repayable in foreign currencies

SCHEDULE "E" : FIXED ASSETS

Rs. Crores

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As at 1-4-2003 (at cost)	Additions	Deductions	**As at 31-3-2004 (at cost)**	As at 1-4-2003	For the year	Deductions	**As at 31-3-2004**	As at 1-4-2003	**As at 31-3-2004**
1. GOODWILL	7.60$	—	—	7.60	3.04	1.52	—	4.56	4.56	3.04
2. LAND (including land development)	15.36	0.01	—	15.37	—	—	—	—	15.36	15.37
3. LEASEHOLD LAND	4.48	—	—	4.48	0.15	0.05	—	0.20	4.33	4.28
4. HYDRAULIC WORKS	281.14	50.77	0.35	331.56	45.86	8.73	0.31	54.28	235.28	277.28
5. BUILDINGS	422.86	4.60	0.37	427.09#	96.50	17.96	0.06	114.40	326.36	312.69
6. RAILWAY SIDINGS, ROADS, CROSSINGS, ETC	19.74	1.83	*	21.57	4.61	0.60	—	5.21	15.13	16.36
7. PLANT AND MACHINERY	3,887.85	88.10	3.35	3,972.60	1,637.63	258.00	2.62	1,893.01	2,250.22	2,079.59
8. TRANSMISSION LINES, CABLE NETWORK, ETC	653.11	18.02	0.98	670.15	198.90	34.84	0.47	233.27	454.21	436.88
9. FURNITURE, FIXTURES AND OFFICE EQUIPMENT	26.16	3.15	0.23	29.08	14.66	1.76	0.16	16.26	11.50	12.82
10. TECHNICAL KNOW-HOW	0.93	0.02	—	0.95	0.73	0.07	—	0.80	0.20	0.15
11. MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	27.38	3.51	0.82	30.07	16.50	4.81	0.71	20.60	10.88	9.47
12. HELICOPTERS	24.18	—	—	24.18	16.16	5.61	—	21.77	8.02	2.41
TOTAL - 2003-2004	**5,370.79**	**170.01**	**6.10**	**5,534.70**	**2,034.74**	**333.95**	**4.33**	**2,364.36**	**3,336.05**	**3,170.34**
2002-2003	*4,975.12*	*406.36*	*10.69*	*5,370.79*	*1,724.57*	*318.04*	*7.87*	*2,034.74*	*3,250.55*	*3,336.05*

\# Buildings include Rs. 17,160 being cost of ordinary shares in co-operative housing societies.

$ Goodwill is on acquisition of the Transmission EPC Business Unit of Tata International Limited.

Schedule forming part of the Balance Sheet

SCHEDULE "F": INVESTMENTS

	Quantity						
	Opening Balance	Additions	Deductions/ Cancellations	Closing Balance	Face Value Rupees Crores	Cost Rupees Crores	*Cost as at 31-3-2003 Rupees Crores*
1. CONTINGENCIES RESERVE INVESTMENTS -							
A. Government of India Securities - (Quoted)							
5 3/4 % (2003) Loan	—	—	—	—	—	Nil	*0.33*
6.85% GOI (2012)	9,08,700	—	—	9,08,700	9.09	9.00	*9.00*
						9.00	*9.33*
B. Other Securities-(Quoted)							
5.20% EXIM Bonds G11 Series (2003-04)	—	2.83##	—	2.83	2.83	2.83	*Nil*
6.75% Unit Trust of India - Tax free US 64 Bonds 2008	—	87,56,054	—	87,56,054	87.56	126.94	*Nil*
(Unit Trust of India - US 64-During the year 10 units of US 64 of Rs. 10/- each converted into US 64 Bonds of Rs. 100/- each)	8,75,60,540	—	8,75,60,540	—	—	Nil	*126.94*
						129.77	*126.94*
C. Other Securities-(Unquoted)							
5.50% NABARD Capital Gain Bonds (2009)	—	15,500##	—	15,500	15.50	15.50	*Nil*
						154.27	*136.27*
2. DEFERRED TAXATION LIABILITY FUND INVESTMENTS-							
A. Government of India Securities - (Quoted)							
6.85% GOI (2012)	40,91,300	—	—	40,91,300	40.91	40.53	*40.53*
B. Other Securities-(Quoted)							
6.75%Unit Trust of India -Tax free US 64 Bonds 2008	—	1,75,99,774	—	1,75,99,774	176.00	292.09	*Nil*
(Unit Trust of India - US 64-During the year 10 units of US 64 of Rs. 10/- each converted into US 64 bonds of Rs. 100/- each)	17,59,97,740	—	17,59,97,740	—	—	Nil	*292.09*
IDBI Flexibonds (2010)	20,000	—	—	20,000	10.00	9.97	*9.97*
5.20% EXIM Bonds G11 Series (2003-04)		22.17##	—	22.17	22.17	22.17	*Nil*
EXIM (2012)	40	—	—	40	40.00	39.84	*39.84*
						364.07	*341.90*
C. Other Securities-(Unquoted)							
NABARD Capital Gain Bonds (2008)	15,000	—	—	15,000	15.00	15.00	*15.00*
						419.60	*397.43*
3. TRADE INVESTMENTS-							
A. Ordinary Shares-(Quoted) fully paid up							
Nelco Ltd.	1,10,99,630	—	—	1,10,99,630	11.10	11.07	*11.07*
Tata Teleservices (Maharashtra) Ltd.	16,15,65,693	—	—	16,15,65,693	161.57	115.44	*115.44*
						126.51	*126.51*
B. Ordinary Shares-(Unquoted) fully paid up							
Tata Services Ltd.	1,562	—	450###	1,112	0.11	0.11	*0.16*
The Associated Building Co. Ltd.	1,400	—	—	1,400	0.13	0.13**	*0.13***
Yashmun Engineers Ltd.	9,600	—	—	9,600	0.10	0.01	*0.01*
Tata Projects Ltd.	45,000	—	—	45,000	0.45	0.52	*0.52*
Tata Teleservices Ltd.	50,00,00,000	10,00,00,000##	—	60,00,00,000	600.00	600.00	*500.00*
Panatone Finvest Ltd.	50,00,00,000	—	—	50,00,00,000	500.00	500.00	*500.00*
North Delhi Power Limited	18,03,20,000	—	—	18,03,20,000	180.32	180.32	*180.32*
Power Trading Corporation of India Ltd.	1,00,00,000	57,05,300##	—	1,57,05,300	15.71	17.63	*10.00*
						1,298.72	*1,191.14*
						1,425.23	*1,317.65*
4. INVESTMENTS IN SUBSIDIARY COMPANIES							
Ordinary Shares - (Unquoted) fully paid up							
Chemical Terminal Trombay Ltd.	1,52,064	—	—	1,52,064	1.52	26.39	*26.39*
Af-Taab Investment Co. Ltd	8,92,800	4,46,400##	—	13,39,200	13.39	85.72	*56.03*
Tata Petrodyne Ltd.	9,80,00,425	—	—	9,80,00,425	98.00	145.00	*145.00*
Alaknanda Hydro Power Co. Ltd.(formerly Duncans North Hydro Power Co. Ltd.)	—	31,00,000##	—	31,00,000	3.10	3.12	*Nil*
Tata Power Trading Co. Ltd.	—	20,00,000##	—	20,00,000	2.00	2.00	*Nil*
Tata Power Broadband Co. Ltd.	—	1,00,000##	—	1,00,000	0.10	0.10	*Nil*
Powerlinks Transmission Ltd.	—	6,69,37,500##	—	6,69,37,500	66.94	66.94	*Nil*
						329.27	*227.42*
5. OTHER INVESTMENTS-							
A. Ordinary Shares (Quoted) fully paid up							
Titan Industries Ltd.	3,48,300	—	—	3,48,300	0.35	0.85	*0.85*
Tata Honeywell Ltd	8,75,000	—	—	8,75,000	0.88	13.78	*13.78*
Tata Telecom Ltd.	12,37,500	—	—	12,37,500	1.24	4.68	*4.68*
PSI Data Systems Ltd.	1,35,244	—	—	1,35,244	0.14	6.45**	*6.45***
HDFC Bank Ltd.	1,500	—	—	1,500	*	*	***
Industrial Development Bank of India	1,42,720	—	—	1,42,720	0.14	1.14	*1.14*
Voltas Ltd.	23,342	—	—	23,342	0.02	0.25	*0.25*
Tata Infomedia Ltd	7,29,607	—	7,29,607###	—	—	Nil	*1.39*
						27.15	*28.54*
B. Ordinary Shares-(Unquoted) fully paid up							
Tata Industries Ltd.	22,83,366	12,68,537##	—	35,51,903	35.52	40.09	*27.40*
Rujuvalika Investments Ltd.	1,83,334	—	—	1,83,334	0.18	0.30	*0.30*
WTI Advanced Technology Ltd.	1,45,000	—	1,45,000###	—	—	Nil	*0.15***
Tata BP Solar India Ltd.	17,82,000	—	—	17,82,000	17.82	24.49	*24.49*
Tata Ceramics Ltd. *[See Note 9(d)]*	91,10,000	—	—	91,10,000	9.11	9.11**	*9.11***
Tata Sons Ltd.	4,573	—	—	4,573	0.46	25.62	*25.62*
India Natural Gas Co. Pvt. Ltd.	1,00,000	—	—	1,00,000	1.00	1.00**	*1.00***
Haldia Petrochemicals Ltd.	8,99,99,999	—	—	8,99,99,999	90.00	90.00	*90.00*
Tata Consultancy Services Ltd.	9	—	—	9	*	*	***
						190.61	*178.07*
Carried over..						2,546.13	*2,285.38*

Acquired during the year

Sold / redeemed during the year



Schedule forming part of the Balance Sheet

SCHEDULE "F" : INVESTMENTS *(Contd.)*

		Quantity						
		Opening Balance	Additions	Deductions/ Cancellations	Closing Balance	Face Value Rupees Crores	Cost Rupees Crores	*Cost as at 31-3-2003 Rupees Crores*
	Brought forward....						2,546.13	*2,285.38*
C.	Preference Shares-(Unquoted) fully paid up							
	Inshaallah Investments Pvt. Ltd.	2,00,000	—	—	2,00,000	2.00	2.00**	*2.00***
	Tata Ceramics Ltd.	88,02,850	—	—	88,02,850	88.04	88.04**	*88.04***
	Rallis India Ltd.	—	50,00,000##	—	50,00,000	5.00	5.00	*Nil*
							95.04	*90.04*
D.	Other Securities-(Quoted)							
	6.75% Unit Trust of India - Tax free US 64 Bonds 2008	—	31,08,905	—	31,08,905	31.09	38.39**	*Nil*
	(Unit Trust of India - US 64-During the year 10 units of US 64 of Rs. 10/- each converted into US 64 bonds of Rs. 100/- each)	3,10,89,045	—	3,10,89,045	—	—	Nil	38.39**
	Unit Trust of India - US 2002	*4,04,97,096*	—	*4,03,46,259 ###*	*1,50,837*	*0.15*	*0.11***	*30.46***
							38.50	68.85
E.	Other Securities-(Unquoted)							
	Unit Trust of India - Venture Capital Unit Scheme 1990 (VECAUS-II)	730	—	—	730	0.01	0.01	*0.01*
	J M Equity Fund-Units	5,00,000	—	—	5,00,000	0.50	0.50	*0.50*
	BOI Mutual Fund	5,00,000	1,66,667 &	—	6,66,667	0.67	0.50	*0.50*
	Templeton India Growth Fund	2,50,000	—	—	2,50,000	0.25	0.25	*0.25*
	KRC Bonds- (tax-free)	50,000	—	—	50,000	5.00	4.67	*4.67*
!!	JM High Liquidity Fund	1,51,23,535	79,59,07,993##	78,68,24,464###	2,42,07,064	24.21	42.50	*25.10*
!!	Grindlays Cash Fund	2,67,29,192	81,74,37,191##	81,44,44,795###	2,97,21,588	29.72	35.02	*30.00*
!!	SBI Liquid Fund (Magnum)	—	2,37,79,198##	2,16,71,494###	21,07,704	2.11	3.00	*Nil*
!!	Tata Liquid Fund	1,81,22,803	50,70,18,880##	50,13,44,647###	2,37,97,036	23.80	35.00	*25.08*
							121.45	*86.11*
							472.75	*451.61*
							2,801.12	***2,530.38***
**	*Provision for diminution in value of Investments*						(72.29)	*(78.55)*
							2,728.83	***2,451.83***

		As at 31-3-2004 Rupees Crores	*As at 31-3-2003 Rupees Crores*
Notes:			
(1)	Aggregate of Quoted Investments - Cost	735.53	742.60
	Market Value [including face value Rs. 124.33 crores - *(31st March, 2003 - Rs. 99.33 crores)* in respect of items listed but not quoted.]	803.12	424.21
(2)	Aggregate of Unquoted Investments- Cost	2,065.59	1,787.78

(3) During the year, the Company acquired and sold the following Investments :

	No. of Units	Purchase Cost Rupees Crores
Grindlays Cash Fund	81,44,44,796	948.83
Grindlays Cash Fund – Plan B Growth	15,25,50,204	173.77
Grindlays Dynamic Bond Fund	4,38,82,779	50.00
Grindlays Super Saver Income Fund	3,26,84,438	50.20
JM High Liquidity Fund	78,68,24,464	1,363.40
JM High Liquidity Fund- Inst Plan	19,66,63,570	198.72
JM Income Fund – Growth	5,08,05,459	129.80
JM Floater Fund	96,67,814	10.00
HDFC Cash Management Fund	5,95,69,526	76.59
Tata Liquid Fund	50,13,44,648	725.19
Tata Liquid High Inv Fund	25,93,76,743	263.61
Tata Short Term Bond Fund	3,30,94,423	35.00
Tata Income Plus – Plan B	4,72,58,636	50.00
Tata Dynamic Bond Fund	5,00,00,000	50.33
Tata Income Plus – Plan C	1,10,81,381	12.30
SBI Magnum Insta Cash Fund – Cash Plan	2,16,71,494	30.75
Templeton India Liquid Fund	47,68,93,074	722.24

& Bonus received during the year.

!! Current Investments – all other investments are long term investments.

Schedule forming part of the Balance Sheet

SCHEDULE "G" : CURRENT ASSETS, LOANS AND ADVANCES

		Rupees Crores	Rupees Crores	As at 31-3-2003 Rupees Crores
CURRENT ASSETS –				
(a) Interest accrued on Investments		12.63		4.26
(b) Stores and Spare Parts at or below cost		275.41		296.19
(c) Loose Tools at or below cost		0.18		0.22
(d) Stores, Tools and Equipment in transit at cost		25.68		12.13
(e) Work-in-progress (includes electronic products, at lower of cost plus attributed profit and net realisable value)		11.95		22.44
(f) Sundry Debtors –				
(i) Debts outstanding for more than six months	Rs. 181.47 Crores			415.42
(ii) Other Debts	" 566.81 Crores			518.24
	Rs. 748.28 Crores			933.66
Less : Provision for Doubtful Debts	" 30.07 Crores			44.65
		718.21		889.01
Notes –				
Sundry Debtors fully secured	Rs. 13.82 Crores			19.76
Sundry Debtors unsecured and considered good	" 704.39 Crores			869.25
Sundry Debtors considered doubtful	" 30.07 Crores			44.65
	Rs. 748.28 Crores			933.66
(g) Cash and Bank Balances –				
(i) Current Accounts with Scheduled Banks	Rs. 29.54 Crores			66.17
(ii) Call Deposits with Scheduled Banks (including interest accrued Rs. Nil – *31st March, 2003 – Rs. 0.05 crore*)	" Nil			60.05
(iii) Cash and Cheques on Hand (including cheques on hand Rs. 22.16 crores – *31st March, 2003 – Rs. Nil*)	" 22.36 Crores			0.19
		51.90		126.41
			1,095.96	***1,350.66***
LOANS AND ADVANCES – Considered good- unless otherwise stated – (Unsecured)				
(a) Advances with public bodies (including balances with Customs and Excise Rs. 7.07 crores – *31st March, 2003 – Rs. 2.78 crores*)		7.13		5.78
(b) Loans to and Deposits with Nelco Ltd.		1.65		1.65
(c) Deposits with Af-Taab Investment Co. Ltd. (a Subsidiary Company) (including interest accrued Rs. 7.20 crores – *31st March, 2003 – Rs. 24.54 crores*)		154.07		186.18
(d) Deposits with Tata Petrodyne Ltd. (a Subsidiary Company) (including interest accrued Rs. 1.51 crores - *31st March, 2003 – Rs. 1.12 crores*).		44.31		30.62
(e) Deposits with other Companies (including deposits considered doubtful Rs. 1.27 crores)	Rs. 91.37 Crores			426.33
Less : Provision for doubtful deposits	" 1.27 Crores			*Nil*
		90.10		426.33
(f) Other Advances (including amount due from Directors Rs. 0.18 crore – *31st March, 2003 – Rs. 0.19 crore* – maximum amount due during the year Rs. 0.19 crore – *31st March, 2003 - Rs. 0.27 crore*) (including advances considered doubtful Rs. 0.64 crore – *31st March, 2003 – Rs. 0.64 crore) (See Note 13)*.	Rs. 112.03 Crores			136.00
Less – Provision for doubtful advances	" 0.64 Crores			0.64
		111.39		135.36
(g) Payment of Taxes		414.31		329.59
			822.96	***1,115.51***
			1,918.92	***2,466.17***



Schedules forming part of the Balance Sheet

SCHEDULE "H" : CURRENT LIABILITIES AND PROVISIONS

	Rupees Crores	Rupees Crores	*As at 31-3-2003 Rupees Crores*
CURRENT LIABILITIES -			
(a) Consumers Benefit Account	21.94		*11.25*
(b) Sundry Creditors *[See Note 15(a)]*	701.82		*907.08*
(c) Advance and progress payments	35.23		*26.81*
(d) Interest accrued but not due on Secured Loans	20.19		*34.35*
(e) Interest accrued but not due on Unsecured Loans	11.98		*14.16*
(f) Investor Education and Protection Fund shall be credited by the following amounts namely**			
(I) Unpaid Dividend	5.12		*4.12*
(ii) Unpaid application money received by the companies for allotment of securities and due for refund	Nil		*0.06*
(iii) Unpaid Matured Debentures	0.25		*0.31*
(iv) Interest	0.22		*0.28*
(g) Other Liabilities	77.46		*36.67*
(h) Security Deposits from Consumers	23.88		*26.14*
(i) Sundry Deposits	11.31		*5.99*
		909.40	***1,067.22***
PROVISIONS -			
(a) Provision for Taxation		242.06	*218.11*
(b) Provision for Additional Income-tax on Dividend		17.77	*16.50*
(c) Provision for Wealth Tax		0.63	*0.53*
(d) Provision for Gratuities		58.18	*54.53*
(e) Provision for Pension Scheme		10.81	*9.65*
(f) Provision for Leave Encashment		28.03	*26.33*
(g) Proposed Dividend		138.69	*128.78*
		496.17	***454.43***
		1,405.57	***1,521.65***

** includes amounts aggregating Rs.0.12 crore (*31st March, 2003 - Rs.0.05 crore*) outstanding for more than seven years pending legal cases.

SCHEDULE "I" : MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure incurred	Amount Written off			
	Till 31-3-2004 Rupees Crores	Till 31-3-2003 Rupees Crores	During the year Rupees Crores	Closing Balance Rupees Crores	*As at 31-3-2003 Rupees Crores*
INTANGIBLE ASSETS –					
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	—	Nil	*Nil*
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	—	Nil	*Nil*
"The Nila Mula Valley (Hydro-Electric) Licence, 1921"	0.08	0.08	—	Nil	*Nil*
"The Trombay Thermal Power Electric Licence, 1953"	*	*	—	*	*
OTHER EXPENDITURE –					
Expenses re : New Ordinary Shares	0.03	0.03	Nil	Nil	*Nil*
Expenses towards Rights Shares issued in 1993	3.66	1.73	0.18	1.75	*1.93*
Global Depository Shares (GDS) issue expenses	11.12	5.28	0.53	5.31	*5.84*
Discount on issue of Debentures	0.53	0.53	—	Nil	*Nil*
Discount on issue of Euro Notes	5.54	3.93	0.23	1.38	*1.61*
Merger expenses - Tata Hydro & Andhra Valley	61.93	37.16	12.39	12.38	*24.77*
Merger expenses - Jamshedpur Power Co. Ltd.	0.54	0.33	0.11	0.10	*0.21*
Preliminary Expenses	0.01	0.01	—	Nil	*Nil*
	83.62	49.26	13.44	20.92	*34.36*
Less : GDS issue expenses adjusted against Securities Premium				5.31	*5.84*
				15.61	***28.52***

Schedule forming part of the Profit and Loss Account

SCHEDULE "1" : INCOME FROM OTHER OPERATIONS AND OTHER INCOME

		Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1.	INCOME FROM OTHER OPERATIONS –			
(a)	Rental of Land, Buildings, Plant and Equipment, etc.	4.21		*1.98*
(b)	Income in Respect of Services rendered	11.72		*12.92*
(c)	Income from Broadband services and sale of dark fibre [*See Note 20*] .	30.64		*1.33*
(d)	Revenue from Contracts - Transmission EPC Business Unit	103.92		*25.07*
(e)	Miscellaneous Revenue and Sundry Credits	20.95		*12.56*
(f)	Provision for Doubtful Debts and Advances written back (Net)	14.58		*7.18*
(g)	Profit on Sale/Retirement of Assets (Net)	3.48		*5.38*
			189.50	***66.42***
2.	OTHER INCOME –			
(a)	Interest on Government and Other Securities, Loans, Advances, Deposits etc. (including Rs. 1.22 crores - *Previous Year Rs. 0.33 crore* on Contingencies Reserve Investments and Rs. 8.60 crores on Deferred Tax Liability Investments-*Previous Year Rs. 4.44 crores)* (including interest from subsidiaries Rs. 14.99 crores - *Previous Year Rs. 21.62 crores*) (including Income-tax deducted Rs. 17.56 crores - *Previous Year Rs. 14.34 crores*)...	90.70		*79.35*
(b)	Interest on US 64 Tax Free Bonds from Unit Trust of India (including Rs. 4.93 crores -*Previous Year Rs. Nil* on Contingencies Reserve Investments and Rs. 9.90 crores - *Previous Year Rs. Nil* on Deferred Tax Liability Fund Investment)	16.58		*Nil*
(c)	Income from Trade Investments	1.38		*13.36*
(d)	Dividend from Subsidiaries	1.06		*2.03*
(e)	Income from Other Investments (including Income-tax deducted Rs. Nil – *Previous Year Rs. 0.68 crore*) (including Rs. Nil – *Previous Year Rs. Nil* in respect of Current Investments)	6.14		*7.11*
(f)	Profit on Sale of Investments (including Rs. 19.72 crores – *Previous Year Rs. Nil* in respect of Long Term Investments)	35.28		*30.37*
(g)	Provision for Diminution in value of Investments written back (net)....	6.26		*14.44*
(h)	Sundry Receipts	2.59		*3.05*
(i)	Surplus on buy-back of Euro Notes	Nil		*2.32*
			159.99	***152.03***
			349.49	***218.45***



Schedule forming part of the Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -			
(*a*) Salaries, Wages and Bonus (excluding Rs. 0.16 crore on Repairs and Maintenance - *Previous Year Rs.0.13 crore*)(net of provision written back (net) Rs.Nil - *Previous Year Rs. 6.51 crore*)	138.82		*86.53*
(*b*) Company's contribution to Provident Fund	7.41		*7.41*
(*c*) Retiring Gratuities	10.07		*8.45*
(*d*) Welfare Expenses	20.00		*21.50*
(*e*) Contribution to Superannuation Fund	9.08		*8.75*
(*f*) Leave Encashment Scheme	3.90		*4.47*
(*g*) Pension Scheme	2.33		*4.84*
		191.61	*141.95*
2. OPERATION EXPENSES -			
(*a*) Stores, Oil, etc. consumed (excluding Rs. 26.81 crores on Repairs and Maintenance - *Previous Year Rs.36.93 crores* and Rs.Nil in Other Operation Expenses- *Previous Year Rs. 0.06 crore*)	23.07		*10.84*
(*b*) Rental of Land, Buildings, Plant and Equipment, etc.	8.50		*8.84*
(*c*) Repairs and Maintenance-			
(i) To Buildings and Civil Works ..... Rs.15.28 Crores			*16.46*
(ii) To Machinery and Hydraulic Works ..... " 71.61 Crores			*90.54*
(iii) To Furniture, Vehicles, etc. ..... " 2.03 Crores			*1.60*
	88.92		*108.60*
(*d*) Rates and Taxes (net of provision written back Rs.Nil - *Previous Year Rs. 11.33 crores*)	22.14		*(1.14)*
(*e*) Insurance	17.83		*17.69*
(*f*) Components consumed relating to manufacturing activities	18.48		*12.74*
(*g*) Cost of materials and erection charges - Trasmission EPC Business Unit	97.12		*23.08*
(*h*) Other Operation Expenses	17.34		*11.96*
		293.40	*192.61*
3. WHEELING CHARGES PAYABLE		15.07	*20.70*
4. ADMINISTRATION EXPENSES -			
(*a*) Rent	0.42		*0.91*
(*b*) Rates and Taxes	0.82		*0.65*
(*c*) Insurance	3.07		*2.74*
(*d*) Other Administration Expenses	10.73		*8.45*
(*e*) Directors' Fees	0.05		*0.05*
(*f*) Auditors' Fees(*See Note 29*)	1.40		*0.98*
(*g*) Government Audit Fees	0.01		*0.02*
(*h*) Cost of Services Procured	11.54		*12.82*
(*i*) Miscellaneous Expenses	22.25		*27.03*
(*j*) Bad Debts	0.01		*Nil*
(*k*) Provision for Doubtful Deposits	1.27		*Nil*
		51.57	*53.65*
Carried Over: ..		551.65	*408.91*

Schedules forming part of the Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES (Contd.)

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Brought Forward :		551.65	*408.91*
5. DECREASE IN WORK-IN-PROGRESS -			
Opening Balance	22.44		*34.42*
Less : Closing Balance	11.95		*22.44*
		10.49	*11.98*
6. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE - *(Schedule "I")*		13.44	*14.17*
7. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(4.14)	*(4.11)*
		571.44	***430.95***

SCHEDULE "3" : INTEREST AND FINANCE CHARGES

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
INTEREST :			
(a) INTEREST ON DEBENTURE LOANS	89.60		*111.90*
(b) INTEREST ON FIXED PERIOD LOANS FROM INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND INTERNATIONAL FINANCE CORPORATION	17.85		*23.87*
(c) INTEREST ON FIXED PERIOD EURO NOTES	88.51		*104.96*
(d) OTHER INTEREST AND COMMITMENT CHARGES (including Rs.20.24 crores on Fixed Period Loans - *Previous Year Rs. 26.56 crores)*	70.76		*75.16*
	266.72		*315.89*
Less : INTEREST CAPITALISED	0.87		*7.62*
		265.85	*308.27*
FINANCE CHARGES :			
(a) LOSS ON EXCHANGE (NET)	2.93		*14.39*
(b) COMMISSION AND BROKERAGE	0.85		*1.90*
(c) GUARANTEE FEES FOR LOANS	7.45		*10.63*
(d) DELAYED PAYMENT CHARGES	2.05		*4.71*
(e) OTHER FINANCE CHARGES	4.59		*1.31*
		17.87	*32.94*
		283.72	***341.21***

SCHEDULE "4" : STATUTORY APPROPRIATIONS

	Rupees Crores	*Previous Year Rupees Crores*
(a) CONTINGENCIES RESERVE	18.95	*18.23*
(b) SPECIAL APPROPRIATION TOWARDS PROJECT COST	12.53	*28.75*
(c) DEFERRED TAXATION LIABILITY FUND	Nil	22.93
(d) TARIFFS AND DIVIDENDS CONTROL RESERVE	10.68	*Nil*
	42.16	***69.91***



Schedule forming part of the Profit and Loss Account

SCHEDULE "5": COMPUTATION OF NET PROFIT IN ACCORDANCE WITH SECTION 309(5) OF THE COMPANIES ACT, 1956 AND COMMISSION PAYABLE TO THE WHOLE-TIME AND OTHER DIRECTORS

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Profit before Taxes and Statutory Appropriations as per Profit and Loss Account		734.27	*676.94*
Add - Managerial Remuneration	2.22		*2.50*
Provision for diminution in value of Investments	(6.26)		*(14.44)*
Provision for Doubtful Debts and Advances (Net)	(14.58)		*(7.18)*
Provision for Doubtful Deposits	1.27		*Nil*
		(17.35)	*(19.12)*
		716.92	*657.82*
Less - Profit on Sale of Investments (Net)	35.28		*30.37*
Surplus on buy-back of Euro Notes	Nil		*2.32*
		35.28	*32.69*
Net Profit as per Section 309(5)		681.64	*625.13*
Commission payable to :			
(*a*) Whole-time Directors (inclusive of short provision of Rs. 0.03 crore of previous year written off - *Previous Year excess provision Rs. 0.14 crore*)		0.80	*0.88*
(*b*) Non Whole-time Directors (net of excess provision of Rs. Nil of previous year written back - *Previous Year Rs. 0.11 crore*) restricted to		0.50	*0.14*
		1.30	*1.02*

Notes:

(*i*) For the purpose of the above computation, in respect of assets relating to the electricity business of the Company, depreciation for the year and in respect of discarded assets, has been considered as per the provisions of the Electricity (Supply) Act, 1948, in lieu of depreciation under Section 350 of the Companies Act, 1956. The Company has also received legal opinion supporting this treatment.

(*ii*) The Company has been legally advised that commission payable to the non Whole-time Directors in terms of Section 309 and other applicable provisions, if any, of the Companies Act, 1956, does not require the approval of the Central Government. The Company has, therefore, not applied for such approval.

Signatures to Notes and Schedules "A" to "I" and "1" to "5"

For and on behalf of the Board,

F. A. VANDREVALA
Managing Director.

B. J. SHROFF
Secretary.

H. S. VACHHA
Director.

Mumbai, 21st May, 2004.

Notes forming part of the Accounts

1. Major Accounting Policies :-

(a) Fixed Assets :

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs.

(ii) In respect of assets relating to the electricity business as Licensee :

(a) The net increase/decrease in the Company's liability for repayment of loans for suppliers' credit arrangement for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values and cost of rollover charges on forward contracts, has been recognised in the Profit and Loss Account over the period of repayment of liabilities on the basis of the realised losses or gains on repayment and the amount of increase/decrease remaining to be charged off on the basis of future repayment is shown as an asset in the Balance Sheet.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are charged to the Profit and Loss Account.

(iii) In respect of assets relating to the business of the Company other than the electricity business as Licensee :

(a) The net increase/decrease in the Company's liability for repayment of loans for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values is adjusted in the carrying amount of the respective fixed assets.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are capitalised upto the date the assets are ready for use.

(b) Depreciation / Amortisation :

(i) Depreciation for the year in respect of assets relating to the electricity business of the Company as Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No. S.O. 265(E) dated 27th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) Depreciation for the year in respect of assets relating to the electricity business of the Company as other than a Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No. S.O. 266(E) dated 29th March, 1994.

(iii) In respect of assets relating to the Broadband and communication business of the Company, depreciation has been provided on straight line method basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

(iv) In respect of assets relating to the other business of the Company, depreciation has been provided for on written down value basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of technical know-how which is written off on a straight line basis over a period of six years.

(v) Assets costing less than Rs. 5,000/- are written off in the year of purchase.

(vi) Leasehold Land is amortised over the period of the lease.

(vii) Goodwill is amortised over a period of five years.

(c) Investments :

Long term investments are carried at cost less provision, if any, for permanent diminution in value of such investments. Current investments are carried at lower of cost and fair value.

(d) Inventories :

Inventories of stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress is valued at lower of cost and net realisable value and in the case of electronic products includes attributed profits. Cost includes material costs, labour and manufacturing overheads on the basis of absorption costing.

(e) Taxes on Income :

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods – (*See Note 27*). Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(f) Research and Development Expenses :

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.



(g) Warranty Expenses :

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(h) Foreign Exchange Transactions :

Monetary assets and liabilities related to foreign currency transactions remaining unsettled at the end of the year are translated at the year-end rate and the difference in translation and realised gains and losses on foreign exchange transactions (other than for fixed assets) are recognised in the Profit and Loss Account. In respect of transactions covered by foreign exchange contracts, the difference between the contract rate and the spot rate on the date of the transaction is charged to the Profit and Loss Account over the period of the contract.

(i) Retirement Benefits :

Provisions for accruing liability for gratuity, pension and leave encashment on separation have been made on the basis of the liability as actuarially determined as at the year-end. There are no separate trust funds in respect of these liabilities.

(j) Revenue Recognition :

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers and is inclusive of Fuel Adjustment Charges.

(ii) Delayed payment charges for power supply are recognised, on grounds of prudence, as and when recovered.

(iii) Revenue in respect of Broadband and communication business is accounted for on the basis of sale of fibre cables and services rendered.

(k) Accounting for Contracts :

In accordance with Accounting Standard AS -7 (Revised) on Construction contracts issued by the Institute of Chartered Accountants of India, income on contracts in respect of the Transmission EPC Business Unit and manufacture of electronic products are accounted on "Percentage of completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(l) Issue Expenses :

(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Securities Premium.

(ii) Expenses incurred in connection with the issue of Euro Notes are adjusted against Securities Premium.

(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(m) Expenditure on Amalgamation :

The expenditure incurred is amortised over a period of five years.

(n) Segment Reporting :

The accounting policies adopted for segment reporting are in line with the accounting policy of the Company. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenses".

(o) Payments under Voluntary Retirement Schemes (VRS) :

Liability for Schemes effective from 1st April, 2003 is amortised over a period of thirty six months commencing from the month following the month of separation.

Change in accounting policy – Payments under Voluntary Retirement Schemes (VRS) :

During the year, the Company has changed its accounting policy of charging liability under VRS schemes in the year in which it is incurred to amortising such liability over a period of thirty six months commencing from the month following the month of separation. However, there is no impact on the profits for the year as there is no liability incurred for VRS schemes during the year.

2. With the coming into force of the Electricity Act, 2003 (the Act), the Electricity (Supply) Act, 1948 stands repealed on 10th June, 2003. However, in terms of the Act, the terms and conditions for determination of tariff under the Electricity (Supply) Act, 1948 continue to apply as at 31st March, 2004. Accordingly, the financial statements have been prepared after taking into consideration the provisions of the Sixth Schedule to the Electricity (Supply) Act, 1948.

3. (*a*) Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India requires borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying fixed asset to be capitalised upto the date the assets are ready for use. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has charged borrowing costs in respect of assets relating to the electricity business of the Company as Licensee to the Profit and Loss Account. The effect on profit for the year and reserves as at the end of the year, if borrowing costs had been capitalised, has not been determined.

   (*b*) Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India requires exchange differences arising on repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, to be adjusted in the carrying amount of the respective fixed assets. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has dealt with such differences in accordance with the accounting policy enunciated in Note 1(*a*)(ii) above. The effect on profit for the year and reserves as at the end of the year, if exchange differences had been adjusted in the carrying amount of fixed assets, has not been determined.

4. (*a*) The Company together with the erstwhile The Tata Hydro-Electric Power Supply Company Limited (Tata Hydro) and The Andhra Valley Power Supply Company Limited (Andhra Valley) had in 1999-2000 appropriated in advance through Special Appropriation towards Project Cost an amount of Rs.11.77 crores for which approval of the relevant authorities is needed. Out of this appropriation in advance, a sum of Rs. 5.83 crores had been adjusted (against the amount to be appropriated) during the year 2000-2001 and the balance of Rs. 5.94 crores has been adjusted during the year 2001-2002.

   (*b*) In terms of an approval from the Government of Maharashtra, the Company was authorised to appropriate a sum of Rs. 153.00 crores over a period of 7 years effective from 1996-97 upto 2003-04 from the income received from investment in units of Unit Trust of India invested out of the Deferred Taxation Liability Fund, towards the cost of the 220 kV South Mumbai Ring System to Special Appropriation towards Project Cost. As there was no income received during 2002-03 on the said units, the Company had appropriated the full income of Rs. 4.37 crores received on other investments of the fund and in addition had appropriated a further amount of Rs. 24.38 crores as Special Appropriation towards Project Cost in respect of which an application has been made to Government of Maharashtra for its approval. During the current year, the Company has further appropriated full income of Rs. 9.90 crores received from tax – free bonds of Unit Trust of India (received in exchange of UTI units of US – 64), and Rs. 2.63 crores received on other investments of the Fund which is subject to the approval of the Government of Maharashtra for which application is to be made.

5. (*a*) In terms of an order by Maharashtra Electricity Regulatory Commision (MERC) dated 24th November, 2003, the Company's Wind Farm should be treated as a separate business and not as a part of its licensee business. As the power generated from the Wind Farm during the year has been merged with the power supplied to MSEB and the revenues, therefore, received from MSEB at the same rate as applicable to power generated through its licensee assets, the Company has been legally advised that based on the discussions with MSEB and the arrangements arrived at with it, the Wind farm can be treated as a separate business , not forming part of the licensed business , from 1st April, 2004. Consequently for the year ended 31st March, 2004 the Wind Farm has been treated as a part of the Company's licensee business.

   (*b*) "Reasonable Return" for the purposes of the Sixth Schedule to the Electricity (Supply) Act, 1948 has been computed in accordance with legal advice obtained by the Company regarding the correct interpretation of the Government of India notification dated 5th May, 1999. Any adjustment necessary in this account will be made by adjusting an equivalent amount against the Special Appropriation towards Project Cost after obtaining the approval of the Government of Maharashtra.

6. Contingency Reserve Investments and Deferred Taxation Liability Fund Investments include 6.75% Unit Trust of India-Tax Free US Bonds 2008 of face value Rs. 87.56 crores and Rs. 176.00 crores respectively received on conversion of units in Scheme US-64 which are being carried at the cost at which the units were acquired viz. Rs. 126.94 crores and Rs. 292.09 crores respectively. No provision has been made for diminution in the value of these investments and the loss on realisation of these investments , if any, will be adjusted against the said reserves.

7. (*a*) Contingencies Reserve No. 1 represents the transfer to such reserves in terms of Para IV of the Sixth Schedule to the Electricity (Supply) Act, 1948.

   (*b*) Contingencies Reserve No. 2 represents the transfer to such reserves in respect of the "Net surplus on cancellation of foreign exchange forward cover contracts", in accordance with the approval of the State Government.

8. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Company.

9. (*a*) The Company has in consideration of loan facilities and deferred payment guarantee facilities aggregating to Rs. 1,129.40 crores (*31st March, 2003 - Rs. 1,038.10 crores*) (amount outstanding as at 31st March, 2004 – Rs.1,040.21 crores) (*31st March, 2003 – Rs. 990.50 crores*) and Rs. 520.00 crores (*31st March, 2003 – Rs. 520.00 crores*) (amount outstanding as at 31st March, 2004 – Rs. 366.34 crores) (*31st March, 2003 – Rs. 407.20 crores*) respectively extended by the Financial Institutions and Banks to Haldia Petrochemicals Limited (HPL), given an undertaking to such Financial Institutions and Banks not to dispose of its investments in HPL without their prior consent so long as any part of the loan/guarantee limits sanctioned by them to HPL remains outstanding.

   (*b*) (i) The Company has

      (a) an investment in and outstanding deposits with Tata Teleservices Limited (TTSL) of Rs. 600.00 crores (*31st March, 2003-Rs. 500.00 crores*) and Rs. Nil (*31st March, 2003-Rs. 275.00 crores*) respectively;



(b) given guarantees to third parties on behalf of TTSL aggregating to Rs. 721.00 crores (*31 st March, 2003- Rs. 880.00 crores*) and provided letters of awareness to banks and financial institutions in respect of facilities aggregating to Rs. 90. 00 crores (*31st March, 2003-Rs. 90.00 crores*);

(c) issued a non-disposal undertaking on existing and future shareholding in TTSL in consideration of a grant of a short term loan of Rs.100.00 crores (*31st March, 2003 Rs.100.00 crores*) by the institution to TTSL;

(d) given an undertaking in respect of long term borrowings by TTSL for the AP Circle Project to meet jointly with the other promoters (the Company's Share being 20.36 %) cost over-runs and provide for shortfall in Cash Flow and contribute additional equity as required; and

(e) in terms of the shareholders agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per specified schedule.

(ii) TTSL Ltd. has accumulated losses as at 31st March, 2004 which have significantly eroded its net worth. In the opinion of the Management, having regard to the long gestation period inevitable in the nature of its business, there is no permanent diminution in the value of the investment.

(c) The Company has an investment in the Equity Shares of Panatone Finvest Limited (PFL) of Rs. 500.00 crores (*31st March, 2003- Rs. 500.00 crores*) and has provided guarantees to PFL's bankers for an aggregate amount of Rs. 500.00 crores (*31st March, 2003-Rs. 500.00 crores*).

(d) The Company has an investment in the Equity and Preference Shares of Tata Ceramics Limited (TCL) of Rs. 9.11 crores and Rs. 88.04 crores respectively against which a provision for diminution in value of investments of Rs. 55.33 crores has been made in earlier years. TCL has significant accumulated losses but having regard to long term prospects of the Company, in the opinion of the Management there is no additional permanent diminution in value .

(e) The Company has an investment in Tata Teleservices (Maharashtra) Limited (TTML) of Rs. 115.44 crores and has issued guarantees on behalf of TTML aggregating to Rs. 17.86 crores to TTML's bankers.

(f) The Company has provided Undertakings to certain Financial Institutions for non-disposal of its shareholding in North Delhi Power Limited (NDPL)during the tenor of two loans, taken by NDPL from certain Financial Institutions aggregating to Rs. 280.28 crores.

(g) The Company has an investment in Powerlinks Transmission Ltd. (PTL) of Rs. 66.94 crores and has issued a guarantee on behalf of PTL amounting to Rs. 55.00 crores to Power Grid Corporation of India Limited to secure the performance and obligation of PTL under the Implementation agreement between Power Grid and PTL.

10. Capital commitments not provided for are estimated at Rs.247.23 crores (*31st March, 2003 - Rs. 194.66 crores*).

11. *(a)* The Company had entered into financial lease agreements in earlier years for assets aggregating to Rs. Nil (*31st March, 2003 – Rs. 54.89 crores*) taken on lease. Future lease rental obligations on these assets aggregate to Rs. Nil (*31st March, 2003 – Rs. 0.70 crore*). Lease rentals of Rs. 1.05 crores (*2002-2003 - Rs. 2.50 crores*) payable for the year have been charged to the Profit and Loss Account.

(b) Disclosures as required by Accounting Standard (AS-19) issued by The Institute of Chartered Accountants of India are as follows :

(i) The Company's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Only in one arrangement there is an escalation clause. Under these arrangements, generally refundable interest-free deposits have been given. Further, in case of one arrangement, apart from the deposit, a bank guarantee of Rs. 2 crores has been furnished. In respect of the above arrangements, lease rentals payable are recognised in the Profit and Loss Account for the year and included under Rental of Land, Buildings, Plant and Equipment,etc. (disclosed under Operation Expenses in Schedule "2") and Rent (disclosed under Administration Expenses in Schedule "2").

(ii) Commercial/residential premises have been given on operating lease having original cost of Rs. 20.43 crores and accumulated depreciation of Rs. 2.89 crores as at 31st March 2004. Depreciation on the above assets for the current year is Rs. 0.62 crore. Lease Rental income recognised in the Profit and Loss Account during the year is Rs. 3.34 crores. In case of most of the assets leased, formal agreement is yet to be entered into.

12. 14% Twelfth Debentures of the value of Rs. 56.44 crores, 10.90% Secured Redeemable Debentures of the face value of Rs. 120.00 crores and 10.20% Secured Redeemable Debentures of the face value Rs. 169.00 crores redeemed by the Company have been kept alive for reissue.

13. Other advances [Item (f) – Schedule " G"] includes advance to subsidiaries as follows :

Rs. in crores

			As at 31st March, 2003
(a)	Tata Power Trading Company Limited	0.16	*Nil*
(b)	Duncans North Hydro Power Company Limited (Since changed to Alaknanda Hydro Power Company Limited)	4.26	*Nil*
(c)	Tata Power Broadband Company Limited	1.21	*Nil*

14. Under an agreement for an aggregate value of Japanese Yen 1440 million made between the Company, the erstwhile Tata Hydro and Andhra Valley and Kanematsu Corporation, Japan, the Company has obtained supplier's credit for part financing the import of equipment for 245 kV Gas Insulated Switchgear for Borivli Receiving Station. The deferred payment obligations [item (*d*) - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India.

15. (*a*) Sundry Creditors [Item (*b*) under 'Current Liabilities' - Schedule "H"] include Rs. 0.23 crore (*31st March, 2003 - Rs.0.27 crore*) due to small scale and ancillary undertakings.

(*b*) The small scale and ancillary undertakings to whom amount is outstanding for more than 30 days are as follows :

Yashmun Engineers Limited

Hercules Mechanical Works

Leak - Proof Engineering (I) Pvt Ltd.

Nitin Fire Protection Industries Ltd.

Nand Kishore Khanna & Sons

Perfo Mesh

The above information has been compiled in respect of parties to the extent to which they could be identified as small scale and ancillary undertakings on the basis of information available with the Company.

16. Contingent Liabilities :

(*a*) Claims against the Company not acknowledged as debts Rs. 163.17 crores (*31st March, 2003 - Rs. 103.62 crores*).

(*b*) Other employee matters – amount not ascertainable.

(*c*) Taxation matters for which liability is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed) :

Rs. in crores

		As at 31st March, 2003
(i) Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	43.00	*37.35*
(ii) Other matters in respect of which the Company is in appeal	—	*13.48*
(iii) Interest and penalty demanded	18.13	*27.06*
(*d*) Bonds furnished to Excise authorities	12.00	*0.36*

Note : If any liability materialises in respect of Items (*a*) to (*c*) above, the same would have to be considered for the purposes of the computations and appropriations under the Electricity (Supply) Act, 1948, to the extent it pertains to the licensed business.

17. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Limited (REL), the Company has, taken credit for the amount recoverable in terms of the Common Order dated 3rd June, 2003 passed by Honourable Bombay High Court in Maharashtra Electricity Regulatory Commission (MERC) Appeal No. 1 of 2002 and MERC Appeal No. 2 of 2002. This amount upto 31st March, 2004 aggregates to Rs.991.00 crores, including Rs.198.00 crores for the year ended 31st March, 2004. However, these amounts have been disputed by REL and only Rs. 809.90 crores has been paid by REL to MSEB through the Company/(MERC) till 31st March, 2004. MERC had heard the dispute and issued an Order on 7th December, 2001. This order was challenged by both parties before the Honourable High Court which has by its said order dated 3rd June, 2003 remanded the matter back to MERC. Appeals by both parties to the Supreme Court against the said Order of the Honourable High Court have been dismissed and the matter has been remanded back to MERC. Hearing of the matter on the remand has concluded and MERC's order is awaited. Further pending MERC's order, no adjustment has been made for the amounts payable as per the MERC Order of Rs. 62.44 crores for 1999-2000 or for the shortfalls (amount not ascertained) for the years 2000-01, 2001-02, 2002-03 and 2003-04.

18. (*a*) (i) Provision has been made in the accounts for supply of gas upto 29th January, 1987 by Oil and Natural Gas Commission (ONGC) on the basis of their bills. The Company has been advised that the price at which the gas is billed is to be treated as provisional. The Company has not accepted this position.

(ii) In respect of gas supplied by ONGC from 30th January, 1987 to 15th May, 1992, transportation charges have been billed on a provisional basis. The Company has also been advised that the excise duty and octroi, if levied, on the price of gas, together with the sales tax on the excise duty, transportation charges and octroi would be recovered from the Company.

(iii) In respect of gas purchased from ONGC and later from GAIL, claims aggregating to Rs. 40.09 crores (*31st March, 2003- Rs. 40.09 crores*) has been made on the Company towards shortfall in the off take of minimum guaranteed quantities of gas during the period from 1st April, 1992 to 31st March, 2001 which claims have been contested by the Company.



(iv) In respect of supply of fuel by Hindustan Petroleum Corporation Limited, the Company has not accepted claims for quantities billed which are in excess of the Company's meter readings. The amount of such claims not provided for aggregates Rs. 3.74 crores (*31st March, 2003 – Rs.3.74 crores*).

(*b*) If any amount is payable by the Company in respect of the items referred to in (*a*) above, the same would be recoverable as part of fuel surcharge from the consumers. No provision has, therefore, been made in the accounts in respect of these items.

19. The Wage Agreement entered by the Company with the employees, expired on 31st December, 2001 and a fresh Agreement is under negotiation. Pending finalisation of these negotiations, provision on an estimated basis has been made during the year, in addition to provision made last year on this account and is included in Item 1 (a) of Schedule "2" and no separate allocation has been made toward the Company's contribution to Provident and other Funds etc. included therein. Any adjustment necessary consequent on final determination of the liability pertaining to the period from 1st January, 2002 to 31st March, 2004 will be made in the year in which such negotiations are concluded.

20. Income in respect of Broadband services rendered [item (c) – Schedule "1"] includes Rs. 17.78 crores, Rs. 5.36 crores , Rs. 5.23 crores and Rs. 2.27 crores on account of revenue from Infrastructure Provider Category II (IP II), Infrastructure Provider Category I (IP I), Internet Service Provider (ISP) and Sale of dark fibres respectively. Interest on government and other securities, loans, advances, deposits etc [item (a) – Other Income - Schedule "1"] include Rs. 0.30 crore and Rs. 0.19 crore on account of revenue from IP II and IP I.

21. Rates and Taxes [item 2(*d*) – Schedule "2"] include write back of provision made in the earlier years towards property tax payable aggregating to Rs. Nil (*31st March, 2003 – Rs.11.33 crores*) consequent to finalisation of rateable value.

22. The Company has paid during the year monthly payments aggregating to Rs. 0.51 crore (*Previous year – Rs. 0.33 crore*) under post retirement scheme to former Managing/Executive Directors.

23. Information in regard to components consumed relating to the manufacturing activities of the Company :-

		Nos.	Rs. crores	*2002-2003 Nos.*	*2002-2003 Rs. crores*
(i)	Integrated Circuits	17383	2.83	*13796*	*1.51*
(ii)	Others (including diodes, transistors, printed circuit boards, etc.)		15.65		*11.23*
			18.48		*12.74*

24. (*a*) Total number of units sold during the year - 12231 M.U. (*2002-2003 - 12318 M.U.*).
(*b*) Total number of units purchased during the year – 44 M.U. (*2002-2003 – 37 M.U.*).

25. Turnover, opening and closing stock relating to the manufacturing activities of the Company :

Class of Products	Turnover Rs. in crores Nos.	Value	*2002-2003 Nos.*	*2002-2003 Value*
(i) Ruggedised Minicomputer/Microprocessor based Systems	184	23.96	*62*	*14.32*
(ii) Platform Servo Controller Systems	8	2.89	*2*	*0.65*
(iii) Global Positioning Systems	—	—	*78*	*0.64*
(iv) Sonobuoys	325	0.98	—	—
(v) Sub systems for Airborne Applications	15	0.19	*11*	*0.13*
(vi) Sub systems for Locomotive	—	—	—	—
(vii) Software	18	4.11	—	—
(viii) System for Vehicle Mounting Application	40	5.55	*2*	*10.46*
(ix) VM Tactical Display Control & ATC Control	6	11.00	*15*	*13.46*
(x) Spares	—	6.38	—	—
(xi) Others	—	0.02	—	*0.14*
(xii) Simulators	—	—	—	*0.14*
(xiii) Energy Meters	10*	0.02	*115**	*0.03*
(xiv) Radar Data Processor	8	3.55	*1*	*0.58*
		58.65		*40.55*

Opening stock and closing stock in respect of the above items - Nil.
* excludes internal consumption – 1000 Nos. (*2002-03-1830 Nos.*)

Rs. crores

			2002-2003
31. (a)	C.I.F. value of imports :		
	(i) Capital goods	18.25	58.36
	(ii) Components and spare parts	8.47	9.69
	(iii) Fuel	287.69	503.26
(b)	Expenditure in foreign currency :		
	(i) Professional and consultation fees	5.37	12.54
	(ii) Interest and commitment charges	115.50	133.24
	(iii) Other matters	17.85	12.83

(c) Value of components, stores and spare parts consumed :

(1) Relating to activities other than manufacturing activities (including fuel consumed and stores consumption included in Repairs and Maintenance and Other Operation Expenses) :

Rs. crores

			2002-2003	
(i) Imported	436.13	22.73%	756.86	35.76%
(ii) Indigenous	1,482.64	77.27%	1,359.50	64.24%
	1,918.77	100.00%	2,116.36	100.00%
(2) Relating to manufacturing activities :				
(i) Imported	8.14	44.05%	6.83	53.61%
(ii) Indigenous	10.34	55.95%	5.91	46.39%
	18.48	100.00%	12.74	100.00%

(d) Remittances by the Company in foreign currencies for dividends (including amounts credited to Non-Resident External Accounts) :
In respect of the Company

		2002-2003
Dividend for the year ended	31st March, 2003	31st March, 2002
No. of non-resident shareholders	2,368	2,482
No.of Equity Shares of face value Rs.10 each held	34,75,105	36,59,687
Amount of Dividend Rs. (crores)	2.26	1.45

The above excludes Rs.0.71 crore (*2002-2003 - Rs.0.50 crore*) being dividend remitted to non-resident depository of the Global Depository Shares holding 10,85,530 shares (*2002-2003 – 12,73,720 shares*).

Rs. crores

			2002-2003
(e)	Earnings in foreign exchange :		
	(i) Interest	41.75	49.27
	(ii) Export on FOB basis	6.84	16.23
	(iii) Others.	Nil	2.32

32. Disclosure as required by Accounting Standard 18 (AS-18) 'Related Party Disclosures' issued by The Institute of Chartered Accountants of India are as follows :

Names of the related parties and description of relationship :

(a) Related parties where control exists :
Subsidiaries
- Af-Taab Investment Co. Ltd.
- Chemical Terminal Trombay Ltd.
- Tata Petrodyne Ltd.
- Tata Power Trading Co. Ltd. (w.e.f. 31.12.03)
- Tata Power Broadband Co. Ltd. (w.e.f. 19.11.03)
- Duncans North Hydro Power Co. Ltd. (w.e.f. 16.12.03) (Since changed to Alaknanda Hydro Power Co. Ltd.)
- Powerlinks Transmission Ltd. (w.e.f. 07.07.03) (also a Joint Venture)

(b) Other related parties (where transactions have taken place during the year) :
(i) Associates
- Aerospace Systems Pvt. Ltd.*
- Dynamic Advertising & Research Team Ltd.*
- Nelco Ltd.
- Panatone Finvest Ltd.
- Rujuvalika Investments Ltd.
- Tata Ceramics Ltd.
- Tata Projects Ltd.
- Tata Services Ltd. (upto 23.12.03)



		Tata Teleservices Ltd.
		Yashmun Engineers Ltd.
		Tata BP Solar India Ltd.
	(ii) Joint Venture	North Delhi Power Ltd.
	(iii) Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.
(c)	Key Management Personnel	Vandrevala F.A.
		Kukde P.K.

* Through Subsidiary Companies

(*d*) Details of Transactions :

Rs. crores

	Subsidiaries	Associates	Joint Venture	Key Management Personnel	Promoters
Purchases of goods	0.56	0.46			
	—	*0.75*			
Sale of goods and scrap	0.09		0.61		
	—		*0.16*		
Purchase of fixed assets		3.02	—		
		62.94	*0.04*		
Rendering of services	9.08	19.78	2.26		0.02
	0.98	*0.40*	*4.19*		*0.10*
Receiving of services	0.05	12.09	—		0.71
	0.04	*12.06*	*		*0.91*
Management contracts					10.22
					10.44
Guarantee and collaterals	55.00	1251.00			
	—	*1570.00*			
Interest received	14.93	26.36		0.01	0.06
	21.63	*27.92*		*0.01*	—
Dividend received	1.06	3.62			1.49
	2.03	*14.71*			*3.75*
Dividend paid	0.03			—	36.97
	0.02			*	*28.44*
Guarantee commission received		2.59			
		3.05			
Guarantee commission paid					—
					0.16
Deposits given	290.93	250.10	—		35.00
	290.73	*308.00*	*1.50*		—
Refunds towards deposits given	292.41	500.00			35.00
	320.84	*243.00*			—
Refund of advances			—		
			2.20		
Equity contribution (including advance towards equity contribution)	101.84	100.00	—		
	—	*237.00*	*180.32*		
Redemption of Preference Shares					—
					15.00
Remuneration paid				1.53	
				2.50	
Loans repaid				0.01	
				0.07	
Advances received		—			
		0.01			
Advances given	0.20				
	—				
Debit balances outstanding					
Deposits given (including interest accrued)	198.38	27.48			
	216.79	*275.16*			
Other receivables	8.15	4.86	1.69		—
	0.05	*0.43*	*3.29*		*0.02*
Loans				0.18	
				0.19	
Credit balances outstanding		3.81		0.80	10.22
		1.78		*1.05*	*10.44*
Guarantees and Collaterals outstanding	55.00	1311.00			
	—	*1570.00*			

Note : Previous year's figures are in italics.

Details of material related party transactions [included under (d) above] : Rs. crores

	Subsidiary			Associates		
	Af-Taab Investment Co. Ltd.	Tata Petrodyne Ltd.	Powerlinks Trans-mission Ltd. (also a Joint Venture)	Tata Teleservices Ltd.	Panatone Finvest Ltd.	Nelco Ltd.
Purchase of Fixed Assets						2.65
Guarantees & Collaterals given				751.00	500.00	
Guarantee Commission received				2.59		
Interest received	9.39	5.50		25.69		
Deposits given	100.93	180.00		225.00		
Refunds towards deposits given	115.71	166.70		500.00		
Equity Contribution (including advance towards equity contribution)	29.69		66.94	100.00		

33. Disclosures as required under Clause 32 of listing agreement :
Loans and Advances in the nature of Loans to Subsidiaries and Associates

	Name	Amount Outstanding as at the year end **	Maximum Amount outstanding during the year	Investments in Company's Shares (Nos.)
Subsidiary	# Aftaab Investment Co. Ltd.	146.86	224.08	Nil
		161.64	*166.51*	*Nil*
"	Tata Petrodyne	42.80	48.00	Nil
		29.50	*92.62*	*Nil*
"	# Chemical Terminal Trombay Ltd.	Nil	10.00	40,058
		Nil	*Nil*	*Nil*
Associates	# Panatone Finvest Ltd.	25.10	25.10	Nil
		Nil	*Nil*	*Nil*
"	@Tata Teleservices Ltd.	Nil	290.00	Nil
		275.00	*280.00*	*Nil*
"	* Nelco Ltd.	1.65	1.65	Nil
		1.65	*1.65*	*Nil*
"	Nelco Ltd.	Nil	Nil	Nil
		Nil	*3.00*	Nil
Promoters	# Tata Sons	Nil	35.00	56,879,052
		Nil	*Nil*	*56,879,052*
Parties in which Directors are interested (Section 301)	Rallis India Ltd.	15.00	20.00	Nil
		15.00	*15.00*	*Nil*
"	Tata Internet Services Ltd.	Nil	18.00	Nil
		18.00	*18.00*	*Nil*
"	Tata Advanced Materials Ltd.	Nil	Nil	Nil
		Nil	*0.40*	*Nil*
"	Tata Industries Ltd.	Nil	Nil	2,68,000
		Nil	*15.00*	*2,68,000*
"	Tata SSL Ltd.	Nil	Nil	Nil
		Nil	*10.00*	*Nil*
"	Nelito Systems Ltd.	1.27	1.33	Nil
		1.33	*1.33*	*Nil*

Previous year's figures are in Italics.
* No repayment schedule.
@ Including Rs. 205 crores as at 31st March 2003 without repayment schedule.
# On call – no repayment schedule.
** Excluding accrued interest.



34. Segment Information:

(a) Primary Segment Information :

Rs. crores

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	4,042.37	196.71		4,239.08
	4,229.82	*69.93*		*4,299.75*
Inter-segment Revenue	0.56	2.13	(2.69)	—
	—	*0.21*	*(0.21)*	—
Total Revenue	4,042.93	198.84	(2.69)	4,239.08
	4,229.82	*70.14*	*(0.21)*	*4,300.50*
RESULT				
Total Segment Results	858.22	16.78		875.00
	875.64	*3.49*		*879.13*
Interest Expense				(265.83)
				(308.27)
Unallocable Income net of unallocable expense				125.10
				106.08
Income Taxes				(225.19)
				(157.02)
Profit after Tax				**509.08**
				519.92
OTHER INFORMATION				
Segment Assets	4,312.63	295.65		4,608.28
	4,816.59	*215.17*		*5,031.76*
Unallocated Assets				3,618.12
				3,656.47
Total Assets				**8,226.40**
				8,688.23
Segment Liabilities	953.62	80.71		1,034.33
	1,076.89	*61.91*		*1,138.81*
Unallocated Liabilities				2,183.54
				2,870.99
Total Liabilities				**3,217.87**
				4,009.80
Capital Expenditure	216.68	23.43		240.11
	209.49	*33.02*		*242.51*
Non-cash Expenses other than Depreciation/Amortisation	97.98	2.14		100.12
	98.18	*2.42*		*100.60*
Depreciation/Amortisation	319.22	14.73		333.95
	314.97	*3.07*		*318.04*

Types of products and services in each business segment :
Power – Generation, Transmission and Distribution of Electricity.
Others – Electronics, Broadband Services, Project Consultancy etc.

Rs. crores

				2002-2003
1.	Revenue from Power Supply		3,991.77	*4,193.53*
2.	Income from Operations			
	a. Sale of Electronic Products (net of excise)	55.99		39.80
	b. Other Operations	189.50		66.42
			245.49	106.22
3.	Net adjustments in respect of Previous Years		1.82	—
			4,239.08	4,299.75

(b) Secondary Segment Information :

The export turnover of the Company being 0.17% of the total turnover, there are no reportable geographical segments.

Mr. J. S. Kawale, State Government Director, ceased w.e.f. 1st March 2004. He attended 2 Board Meetings during the year. Mr. Sanjay Bhatia, Secretary (MSEB), who has been nominated by Government of Maharashtra in place of Mr. Kawale, has been appointed as Director with effect from 12th May 2004.

Six Board Meetings were held during the year and the gap between two meetings did not exceed four months.

Leave of absence was granted by the Board to the Directors who were absent at the respective Board Meeting(s).

➢ **Dates of Board Meetings**

28th May 2003; 22nd July 2003; 23rd October 2003; 28th November 2003; 20th January 2004 and 8th March 2004.

The information as required under Annexure I to Clause 49 is being made available to the Board.

Committees of Directors

Audit Committee

The Audit Committee was reconstituted on 29th March 2001 and the terms of reference, role and scope were revised in line with those prescribed by Clause 49 of the Listing Agreement with the Stock Exchanges. The Company also complies with the provisions of Section 292A of the Companies Act, 1956 pertaining to Audit Committee and its functioning.

The Board delegated the following powers to the Audit Committee :

- To investigate any activity within its terms of reference.
- To seek information from any employee.
- To obtain outside legal or other professional advice.
- To secure attendance of outsiders with relevant expertise, if it considers necessary.

The Board defined the role of the Audit Committee, as under :

a) Overseeing the Company's financial reporting process and the disclosure of its financial information, to ensure that the financial statement is correct, sufficient and credible;

b) Recommending the appointment/removal of external auditors, fixing audit fees and approving payments for any other services;

c) Reviewing with the Management the annual financial statements before submission to the Board;

d) Reviewing with the Management, external and internal auditors, the adequacy of internal control systems;

e) Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

f) Discussing with internal auditors of any significant findings and follow-up thereon;

g) Reviewing the findings of any internal investigations by the internal auditors into matters where there is a suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

h) Discussing with external auditors before the audit commences, the nature and scope of audit as well as have post-audit discussions to ascertain any area of concern;

i) Reviewing the Company's financial and risk management policies;

j) To look into the reasons for substantial defaults in the payments to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

The composition of the Audit Committee as on 31st March 2004 was as under :

Sl. No.	Name of the Director	Designation	No. of Meetings attended during 2003-04	Remarks
1.	Dr. H. S. Vachha	Chairman	9	Dr. Vachha is a former executive of ICICI Limited and, accordingly, has the requisite knowledge in financial matters.
2.	Mr. Syamal Gupta	Member	7	-
3.	Mr. R. K. Misra	Member	9	-



All the above Directors are Non-Executive and two Directors, including the Chairman, are Independent.

The Audit Committee met nine times during the year under review on the following dates:

24th April 2003; 28th May 2003; 19th June 2003; 21st July 2003; 8th October 2003; 22nd October 2003; 12th January 2004; 20th January 2004 and 31st March 2004.

The Audit Committee invites such of the executives as it considers appropriate to be present at its meetings. The heads of Internal Audit and Finance attend the meetings. The Statutory Auditors are also invited to the meetings. Mr. B. J. Shroff, the Company Secretary, acts as the Secretary of the Committee.

Remuneration Committee

The composition of the Remuneration Committee as on 31st March 2004 was as under :

Sl. No.	Name of the Director	Designation	No. of Meetings attended during 2003-04	Remarks
1.	Mr. C. P. Mistry	Chairman	2	–
2.	Mr. Syamal Gupta	Member	2	–
3.	Mr. R. Gopalakrishnan	Member	2	–

All the above Directors are Non-Executive and the Chairman is an Independent Director.

The Remuneration Committee met twice during the year on the following dates:

6th May 2003 and 19th September 2003.

Terms of Reference :

The terms of reference of the Committee include recommending to the Board of Directors specific remuneration packages for Executive Directors and management staff.

Remuneration Policy :

➢ **Management Staff**

Remuneration of employees largely consists of basic remuneration, perquisites and performance incentives. The components of the total remuneration vary for different grades and are governed by industry patterns, qualifications and experience of the employee, responsibilities handled by him, his individual performance etc. For the last few years, effort has also been made to link the annual variable pay of senior managers with the performance of the Company in general and their individual performance for the relevant year measured against specific Key Performance Areas which are aligned to the Company's objectives.

➢ **Non-Executive Directors**

The Non-Executive Directors (NEDs) are paid remuneration by way of Commission and Sitting Fees. In terms of the shareholders' approval obtained at the Annual General Meeting held on 4th August 2003, the Commission is paid at a rate not exceeding 1% per annum of the net profits of the Company (computed in accordance with Section 309(5) of the Companies Act, 1956). The distribution of Commission amongst the NEDs is placed before the Board. The Commission is distributed broadly on the basis of Board Meetings and various Committee Meetings attended by the NEDs. The Commission payable to the Chairman is decided by other members of the Board, keeping in mind the greater contribution made by the Chairman.

The Non-Executive Directors were paid Rs. 5,000/- as sitting fees per Board/Committee Meeting attended by them till 23rd October 2003. Thereafter, the Non-Executive Directors were paid Rs. 10,000/- as sitting fees per Board Meeting and meetings of the Committee of the Board and Audit Committee; the fees for other Committee meetings remaining the same.

➢ **Executive Directors**

The Company pays remuneration by way of salary, perquisites and allowances (fixed component) and commission (variable component) to the Managing Director and the Executive Director. Salary is paid within the range approved by the shareholders. Annual increments effective 1st April, each year, as recommended by the Remuneration Committee, are placed before the Board for approval. The ceiling on perquisites and allowances as a percentage of salary, is fixed by the Board. Within the prescribed ceiling, the perquisite package is fixed by the Remuneration Committee. Commission is calculated with reference to the net profits of the Company in a particular financial year and is determined by the Board of Directors at the end of the financial year based on the recommendations of the Remuneration Committee, subject to overall ceilings stipulated in Sections 198 and 309 of the Companies Act, 1956. Specific amount payable to such Directors is based on the performance criteria laid down by the Board which broadly takes into account the profits earned by the Company for the year.

Retirement Policy for Directors

Consistent with widely accepted policies worldwide in professionally managed companies, the Board of the Company had, in May 1994, adopted a retirement policy wherein Executive Chairmen and Directors retire at the age of 65 years whilst the Non-Executive Chairmen or the Deputy/Vice Chairmen retire at the age of 75 years. On the recommendations of Tata Sons Ltd., the Company has adopted a stated Retirement Policy for Executive Chairmen, Managing Directors and Executive Directors which offers special retirement benefits including pension, ex-gratia, medical benefits and residential accommodation facility on their retirement. The quantum and payment of the said benefits are subject to an eligibility criteria of the retiring director and is payable at the discretion of the Board in each individual case on the recommendation of the Remuneration Committee. The said policy has also been approved by the members at their Annual General Meetings held on 11th August 1995 and 6th August 2002.

Remuneration to Directors :

During the year under review, the Non-Executive Directors of the Company were paid remuneration as under :

Name of the Director	Sitting Fees paid (Gross) (Rs.)	Commission paid (Gross) * (Rs.)
Mr. R. N. Tata	60,000	6,55,000
Mr. Syamal Gupta ^	1,30,000	5,55,000
Mr. R. Gopalakrishnan	65,000	4,75,000
Mr. R. Thothadri $	-	1,60,000
Mr. C. P. Mistry	50,000	60,000
Dr. H. S. Vachha	1,15,000	5,65,000
Mr. R. B. Budhiraja #	-	20,000
Mr. R. K. Misra @	75,000	10,000
Mr. J. S. Kawale #	10,000	-
Mr. A. J. Engineer	30,000	-

* Commission relates to the financial year ended 31st March 2003 which was paid during the financial year under review. Commission of Rs. 50 lakhs has been provided as payable to the eligible Non-Executive Directors in the accounts for the year ended 31st March 2004.

^ Mr. Syamal Gupta has received rent aggregating to Rs. 7,25,450 in respect of premises leased to the Company.

$ The Commission of Mr. Thothadri, Nominee Director of LIC, was paid to LIC.

\# The remuneration of Mr. Budhiraja and Mr. Kawale, who were the State Government Nominee Directors, was paid to the Government Treasury.

@ The Commission of Mr. Misra, Nominee Director of LIC, was paid to LIC. Out of an aggregate amount of Rs. 75,000 payable to Mr. Misra as Sitting Fees during FY 2003-04, Rs. 35,000 was paid to LIC. Travel and other out-of-pocket expenses were reimbursed to LIC/Mr. Misra for attending Board and Committee Meetings.

Apart from this, none of the Non-Executive Directors had any pecuniary relationship or transactions with the Company other than the Directors Fees and Commission received by the Directors.



The details of the remuneration paid to the Executive Directors are :

Name	Salary (Rs.)	Commission paid in 2003-2004 @ (Rs.)	Perquisites (Rs.)	Retirement Benefits (Rs.)	Total (Rs.)
Mr. F. A. Vandrevala, Managing Director	18,60,000	35,00,000	17,58,488	5,02,200	76,20,688
Mr. P. K. Kukde, Executive Director	12,00,000	5,00,000	16,58,463	3,24,000	36,82,463
Mr. A. J. Engineer, Managing Director (Retired w.e.f. 31st August 2002)	–	40,00,000	3,10,000*	–	43,10,000
Mr. A. M. Sahni Executive Director (Retired w.e.f. 31st October 2002)	–	25,00,000	–	–	25,00,000

@ Commission relates to the financial year ended 31st March 2003 which was paid during the financial year under review. Commission of Rs. 77 lakhs has been provided as payable to the eligible Executive Directors in the accounts of the current year, the distribution of which is yet to be determined.

* Represents amount paid to Mr. Engineer for leave encashment at the end of his tenure.

➢ Salient features of the agreements executed by the Company with the Managing and Executive Directors respectively consequent upon obtaining shareholders' approval at the Annual General Meeting held on 4th August 2003.

Terms of Agreement	Mr. F. A. Vandrevala Managing Director	Mr. P. K. Kukde Executive Director
Period of appointment	1-9-2002 to 31-8-2007	23-1-2003 to 22-1- 2006
Remuneration		
- Salary	In the salary scale of Rs. 12,00,000 ..... Rs. 40,00,000 per annum	In the salary scale of Rs. 7,80,000 ......Rs. 26,00,000 per annum
- Commission	At the discretion of the Board within the limits stipulated under the Companies Act, 1956.	
- Perquisites and allowances (excluding Company's contribution to Provident Fund, Superannuation, Gratuity, Leave encashment)	Upto 140% of salary	
Stock Option	Nil	

The agreements with the Managing Director and Executive Director are contractual in nature. The agreements may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof.

Shareholders'/Investors' Grievance Committee

The present composition of the Shareholders'/Investors' Grievance Committee is as under :

Name of the Director	Designation	Category of Directorship
Mr. Syamal Gupta	Chairman	Non-Executive
Mr. F. A. Vandrevala	Member	Executive

The Shareholders'/Investors' Grievance Committee met twice during the year as under :

18th August 2003 and 23rd March 2004.

In accordance with Clause 49(VI)(D) of the Listing Agreements with the Stock Exchanges, the Board has authorised Mr. B. J. Shroff, Company Secretary and Compliance Officer, and Mr. S. Venkataraman, Constituted Attorney of the Company, to severally approve share transfers/transmissions, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.

All investor complaints which cannot be settled at the level of Mr. B. J. Shroff, Company Secretary and Compliance Officer, are placed before the Committee for final settlement.

Total number of shareholders' complaints received during the year under review was 881. Out of these, 3 complaints were not redressed to the satisfaction of the shareholders as on 31st March 2004.

120 transfers and 131 demats which were pending as on 31st March 2004 have been subsequently processed and completed except 1 transfer request which pertained to a prohibition case along with exchange and split requirement which is under process.

Investor Survey

A questionnaire was sent to all the shareholders of the Company in November 2003 to determine the satisfaction levels and explore avenues for improvement based on suggestions made by them. 2,953 responses were received. Various suggestions received from the shareholders were duly considered and appropriate action was taken on the merits. The Company would welcome suggestions that will further help improving its services to shareholders.

General Body Meetings

a) The last three Annual General Meetings (AGMs) were held as under :

Financial Year ended	Day & Date	Time	Venue
31st March 2001	Friday, 10th August 2001	3 p.m.	Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020.
31st March 2002	Tuesday, 6th August 2002		
31st March 2003	Monday, 4th August 2003		

All special resolutions moved at the last AGM were passed unanimously on a show of hands by the shareholders present at the meeting. None of the business required to be transacted at this AGM is proposed to be passed by postal ballot.

Postal Ballot

The Company successfully completed the process of obtaining the approval of its Members on the Ordinary Resolution under Section 293(1)(a) of the Companies Act, 1956 for transferring the undertaking which comprises the broadband business of the Company on a 'going concern basis' to Tata Power Broadband Company Limited, vide the Postal Ballot.

Ms. Shirin Bharucha, Legal Advisor, who was appointed as the Scrutinizer, carried out the Postal Ballot process in a fair and transparent manner. The results were announced on 9th March 2004.

Voting Pattern and Procedure for Postal Ballot

1. The Board of Directors of the Company, at its meeting held on 20th January 2004, had appointed Ms. Shirin Bharucha, Legal Advisor, as the Scrutinizer for conducting the postal ballot voting process.


TATA

2. The Company had completed on 31st January 2004, the dispatch of postal ballot forms alongwith postage prepaid business reply envelopes to its Members whose name(s) appeared on the Register of Members/list of beneficiaries as on 20th January 2004.
3. Particulars of the postal ballot forms received from the Members were entered in a register separately maintained for the purpose.
4. The postal ballot forms were kept under her safe custody in sealed and tamper proof ballot boxes before commencing the scrutiny of such postal ballot forms.
5. All postal ballot forms received/receivable upto the close of working hours on 1st March 2004, the last date and time fixed by the Company for receipt of the forms, had been considered for her scrutiny.
6. Envelopes containing postal ballot forms received after 1st March 2004, had not been considered for her scrutiny.
7. Mr. F. A. Vandrevala, Managing Director, announced the following result of the Postal Ballot as per the Scrutinizer's Report :

Number of postal ballot forms posted	1,72,102
Number of valid postal ballot forms received	11,886
Number of invalid postal ballot forms received	732
Number of Postal Ballot Forms not received	1,59,484
Votes in favour of the Resolution	102,576,437
Votes against the Resolution	130,744
Invalid votes	579,524

Accordingly, the Ordinary Resolution set out in the Notice dated 20th January 2004 was duly passed by the requisite majority of the shareholders.

b) No Court-convened Meetings were held during the last three years.

Disclosures

1. There were no materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, directors or the management, their subsidiaries or relatives etc. during the year, that may have potential conflict with the interests of the Company at large.
2. The Board has received disclosures from key managerial personnel relating to material, financial and commercial transactions where they and/or their relatives have personal interest. There are no materially significant related party transactions which have potential conflict with the interest of the Company at large.
3. There was no non-compliance during the last three years by the Company on any matter related to Capital Market. There were no penalties imposed nor strictures passed on the Company by Stock Exchanges, SEBI or any statutory authority.

Means of Communication

1. Quarterly and half-yearly reports are published in the following newspapers :

Name of the Newspaper	Region	Language
Indian Express – West & North	Ahmedabad, Vadodara, Mumbai, Chandigarh, New Delhi, Nagpur and Pune	English
Loksatta – All editions	Ahmednagar, Mumbai, Pune and Nagpur	Marathi
Jam-e-Jamshed	Mumbai	Gujarati
Vyapar	Mumbai and Rajkot	Gujarati

Half-yearly report was sent to each household of shareholders for the half-year ended 30th September 2003.

2. Official news releases are given directly to the press.
3. Financial results and other information was displayed on the Company's website www.tatapower.com

8. Registrars and Transfer Agents : Tata Share Registry Ltd. (TSRL)
Army & Navy Bldg.,
148, Mahatma Gandhi Road,
Mumbai 400 001
Tel. : 022 56568484
Fax : 022 56568494
Email : csg-unit@tatashare.com
Website : www.tatashare.com

For the convenience of shareholders based in the following cities, transfer documents and letters will also be accepted at the following branches/agencies of TSRL :

Branches of TSRL

1. Tata Share Registry Limited
503, Barton Centre, 5th floor
84, Mahatma Gandhi Road
Bangalore - 560 001
Tel : 080-25320321
Fax : 080-25580019
E-mail : tsrlbang@bgl.vsnl.net.in

2. Tata Share Registry Limited
Bungalow No.1, 'E' Road
Northern Town, Bistupur
Jamshedpur - 831 001
Tel : 0657-2426616
Fax : 0657-2426937
E-mail: tsrljsr@sify.com

3. Tata Share Registry Limited
Tata Centre, 1st Floor
43, Jawaharlal Nehru Road
Kolkata - 700 071
Tel : 033-22883087
Fax : 033-22883062
E-mail : tsrlcal@cal2.vsnl.net.in

4. Tata Share Registry Limited
Plot No. 2/42, Sant Vihar
Ansari Road, Darya Ganj
New Delhi - 110 002
Tel : 011-23271805
Fax : 011-23271802
E-mail : tsrldel@giasdl01.vsnl.net.in

Agent of TSRL

Shah Consultancy Services Limited
1, Sumatinath Complex, 2nd Dhal
Pritamnagar, Ellisbridge
Ahmedabad - 380 006
Telefax : 079-26576038
E-mail : shahconsultancy@hotmail.com

> In respect of queries pertaining to the Company, Shareholders are requested to address correspondence to The Tata Power Company Ltd., Bombay House, 24, Homi Mody Street, Mumbai - 400 001. Tel : 56658282, Fax : 56658801

9. Share Transfer System : Share Transfers in physical form can be lodged with TSRL at the above mentioned address or at their branch offices, addresses of which are available on – website: www.tatashare.com

Transfers are normally processed within 20 days from the date of receipt. If the documents are complete in all respects, Mr. B. J. Shroff, the Company Secretary and Compliance Officer and Mr. S. Venkataraman, Constituted Attorney, are severally empowered to approve transfers, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.



2. The Company had completed on 31st January 2004, the dispatch of postal ballot forms alongwith postage prepaid business reply envelopes to its Members whose name(s) appeared on the Register of Members/list of beneficiaries as on 20th January 2004.
3. Particulars of the postal ballot forms received from the Members were entered in a register separately maintained for the purpose.
4. The postal ballot forms were kept under her safe custody in sealed and tamper proof ballot boxes before commencing the scrutiny of such postal ballot forms.
5. All postal ballot forms received/receivable upto the close of working hours on 1st March 2004, the last date and time fixed by the Company for receipt of the forms, had been considered for her scrutiny.
6. Envelopes containing postal ballot forms received after 1st March 2004, had not been considered for her scrutiny.
7. Mr. F. A. Vandrevala, Managing Director, announced the following result of the Postal Ballot as per the Scrutinizer's Report :

Number of postal ballot forms posted	1,72,102
Number of valid postal ballot forms received	11,886
Number of invalid postal ballot forms received	732
Number of Postal Ballot Forms not received	1,59,484
Votes in favour of the Resolution	102,576,437
Votes against the Resolution	130,744
Invalid votes	579,524

Accordingly, the Ordinary Resolution set out in the Notice dated 20th January 2004 was duly passed by the requisite majority of the shareholders.

b) No Court-convened Meetings were held during the last three years.

Disclosures

1. There were no materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, directors or the management, their subsidiaries or relatives etc. during the year, that may have potential conflict with the interests of the Company at large.
2. The Board has received disclosures from key managerial personnel relating to material, financial and commercial transactions where they and/or their relatives have personal interest. There are no materially significant related party transactions which have potential conflict with the interest of the Company at large.
3. There was no non-compliance during the last three years by the Company on any matter related to Capital Market. There were no penalties imposed nor strictures passed on the Company by Stock Exchanges, SEBI or any statutory authority.

Means of Communication

1. Quarterly and half-yearly reports are published in the following newspapers :

Name of the Newspaper	Region	Language
Indian Express – West & North	Ahmedabad, Vadodara, Mumbai, Chandigarh, New Delhi, Nagpur and Pune	English
Loksatta – All editions	Ahmednagar, Mumbai, Pune and Nagpur	Marathi
Jam-e-Jamshed	Mumbai	Gujarati
Vyapar	Mumbai and Rajkot	Gujarati

Half-yearly report was sent to each household of shareholders for the half-year ended 30th September 2003.

2. Official news releases are given directly to the press.
3. Financial results and other information was displayed on the Company's website www.tatapower.com

4. Management's Discussion and Analysis forms part of this Annual Report, which is being posted to the shareholders of the Company.

5. To familiarise our shareholders with the Company's operations, based on requests by its shareholders, the Company arranges for visits to its hydro stations in small batches. During FY2004, shareholders were taken to Khopoli Generating Station.

General Shareholder Information

1. The Annual General Meeting is scheduled to be held on Tuesday, 29th June 2004 at Nehru Centre Auditorium, Discovery of India Building, Dr. Annie Besant Road, Worli, Mumbai 400 018 at 3 p.m.

   As required under Clause 49 (VI)(A) of the Listing Agreements with the Stock Exchanges, particulars of Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting (AGM) are given in the Annexure to the Notice of the AGM to be held on 29th June 2004.

2. Financial Calendar : April to March

3. Book Closure : From 10th June 2004 to 29th June 2004, both days inclusive

4. Dividend Payment Date : 30th June 2004

5. Listing on Stock Exchanges : The Company's Shares are listed on the following 2 Stock Exchanges in India :

   The Stock Exchange, Mumbai
   (Regional Stock Exchange)
   Phiroze Jeejeebhoy Towers,
   Dalal Street,
   Mumbai 400 001.

   National Stock Exchange of India Ltd.
   'Exchange Plaza',
   Bandra-Kurla Complex,
   Bandra (E),
   Mumbai 400 051.

The Global Depository Shares (GDS) issued by the Company jointly with the erstwhile The Tata Hydro-Electric Power Supply Company Limited and The Andhra Valley Power Supply Company Limited in the International Market have been listed on the Luxembourg Stock Exchange and have been accepted for clearance through Euroclear and Cedel. They have also been designated for trading in the PORTAL System of the National Association of Securities Dealers, Inc.

In terms of the Resolution passed at the Annual General Meeting held on 4th August 2003, the Company made applications to Pune Stock Exchange Ltd., The Delhi Stock Exchange Association Ltd. and The Stock Exchange, Ahmedabad for delisting of its Equity Shares. The delisting approvals were received as under :

Name of Stock Exchanges delisted from	Delisted with effect from
Pune Stock Exchange Ltd.	6th October 2003
The Delhi Stock Exchange Association Ltd.	23rd October 2003
The Stock Exchange, Ahmedabad	15th January 2004

The 10.9% Secured Redeemable Non-Convertible Debentures aggregating to Rs. 200 crores and the 10.2% Redeemable Transferable Secured Non-Convertible Debentures aggregating to Rs. 300 crores issued by the Company have been listed on the Wholesale Debt Market segment of National Stock Exchange of India Ltd.

The Company has paid the requisite Annual Listing Fees to all the 5 Stock Exchanges for the financial year 2003-2004.

6. Stock Code (For Equity Shares)

The Stock Exchange, Mumbai	
(physical form)	400
(demat form)	500400
National Stock Exchange of India Ltd.	TATAPOWER EQ



7. Market Information

a) Market Price Data : High, Low during each month and trading volumes of the Company's Equity Shares during the last financial year at The Stock Exchange, Mumbai (BSE) and National Stock Exchange of India Ltd. (NSE) are given below :

Stock Exchange		BSE			NSE		
Month		**High**	**Low**	**No. of shares traded during the month**	**High**	**Low**	**No. of shares traded during the month**
2003	April	119.75	113.35	1,146,331	119.75	113.20	3,077,444
	May	132.95	118.25	3,633,167	133.05	118.25	6,954,327
	June	158.45	130.50	8,901,225	158.20	130.40	17,970,352
	July	165.20	139.40	10,731,899	165.35	139.05	23,858,167
	August	193.35	150.30	15,496,191	193.95	149.90	35,914,451
	September	195.30	161.65	14,185,276	195.50	162.35	28,775,673
	October	235.80	180.35	27,399,275	235.75	180.60	50,798,812
	November	269.65	240.15	23,099,028	268.65	240.10	43,731,202
	December	313.90	265.85	14,349,110	313.35	265.45	31,007,620
2004	January	422.80	321.85	34,184,216	422.30	322.15	61,805,073
	February	395.80	347.60	21,964,487	395.65	346.95	47,906,507
	March	405.70	342.10	31,734,436	405.35	342.40	60,096,925

b) Performance of Tata Power Share price in comparison to BSE Sensex :



TATA POWER PRICE Vs. BSE SENSEX
500
400
300
200
100
0
7000
6000
5000
4000
3000
2000
1000
0
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
TATA POWER
SENSEX

8. Registrars and Transfer Agents :

Tata Share Registry Ltd. (TSRL)
Army & Navy Bldg.,
148, Mahatma Gandhi Road,
Mumbai 400 001
Tel. : 022 56568484
Fax : 022 56568494
Email : csg-unit@tatashare.com
Website : www.tatashare.com

For the convenience of shareholders based in the following cities, transfer documents and letters will also be accepted at the following branches/agencies of TSRL :

Branches of TSRL

1. Tata Share Registry Limited
503, Barton Centre, 5th floor
84, Mahatma Gandhi Road
Bangalore - 560 001
Tel : 080-25320321
Fax : 080-25580019
E-mail : tsrlbang@bgl.vsnl.net.in

2. Tata Share Registry Limited
Bungalow No.1, 'E' Road
Northern Town, Bistupur
Jamshedpur - 831 001
Tel : 0657-2426616
Fax : 0657-2426937
E-mail: tsrljsr@sify.com

3. Tata Share Registry Limited
Tata Centre, 1st Floor
43, Jawaharlal Nehru Road
Kolkata - 700 071
Tel : 033-22883087
Fax : 033-22883062
E-mail : tsrlcal@cal2.vsnl.net.in

4. Tata Share Registry Limited
Plot No. 2/42, Sant Vihar
Ansari Road, Darya Ganj
New Delhi - 110 002
Tel : 011-23271805
Fax : 011-23271802
E-mail : tsrldel@giasdl01.vsnl.net.in

Agent of TSRL

Shah Consultancy Services Limited
1, Sumatinath Complex, 2nd Dhal
Pritamnagar, Ellisbridge
Ahmedabad - 380 006
Telefax : 079-26576038
E-mail : shahconsultancy@hotmail.com

In respect of queries pertaining to the Company, Shareholders are requested to address correspondence to The Tata Power Company Ltd., Bombay House, 24, Homi Mody Street, Mumbai - 400 001. Tel : 56658282, Fax : 56658801

9. Share Transfer System : Share Transfers in physical form can be lodged with TSRL at the above mentioned address or at their branch offices, addresses of which are available on – website: www.tatashare.com

Transfers are normally processed within 20 days from the date of receipt. If the documents are complete in all respects, Mr. B. J. Shroff, the Company Secretary and Compliance Officer and Mr. S. Venkataraman, Constituted Attorney, are severally empowered to approve transfers, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.



10. Distribution of Shares as on 31st March 2004

Slab	No. of shareholders				No. of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 500	67,174	79,931	147,105	85.44	9,553,610	4.83	11,532,706	5.83	21,086,316	10.66
501 - 1000	6,327	8,802	15,129	8.79	4,260,467	2.15	6,417,992	3.24	10,678,459	5.39
1001 - 2000	1,643	4,174	5,817	3.38	2,279,027	1.15	6,000,757	3.03	8,279,784	4.18
2001 - 3000	457	1,290	1,747	1.01	1,112,017	0.56	3,181,443	1.61	4,293,460	2.17
3001 - 4000	233	603	836	0.49	821,642	0.42	2,122,976	1.07	2,944,618	1.49
4001 - 5000	101	334	435	0.25	450,866	0.23	1,539,956	0.78	1,990,822	1.01
5001 - 10000	123	541	664	0.39	824,914	0.42	3,796,421	1.92	4,621,335	2.34
10001 and above	41	398	439	0.25	3,969,788	2.00	140,033,282	70.76	144,003,070	72.76
Total	**76,099**	**96,073**	**172,172**	**100.00**	**23,272,331**	**11.76**	**174,625,533**	**88.24**	***197,897,864**	**100.00**

* Excluding 230,308 shares not allotted but held in abeyance, 440,270 shares cancelled pursuant to a Court Order and 4,804,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Co. Ltd. cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature at Bombay.

11. Shareholding pattern as on 31st March 2004

Particulars	Equity Shares	
	No. of Shares	Percent
Life Insurance Corporation of India	20,533,703	10.38
Unit Trust of India	997,584	0.50
GIC & Other Insurance Companies	20,044,583	10.13
Mutual Funds	6,215,554	3.14
FIIs & GDR Holders	23,813,572	12.04
Other Financial Institutions	1,488,596	0.75
Individuals	54,662,019	27.62
Nationalised Banks	584,447	0.30
Bodies Corporate, Trusts etc.	69,557,806	35.14
Total	**197,897,864**	**100.00**


35.14%
10.38%
0.50%
10.13%
3.14%
12.04%
0.75%
27.62%
0.30%
Life Insurance Corporation of India
Unit Trust of India
GIC & other Insurance Companies
Mutual Funds
FIIs & GDR Holders
Other Financial Institutions
Individuals
Nationalised Banks
Bodies Corporate, Trusts etc.

12. Dematerialisation of Shares as on 31st March 2004 and Liquidity :

The Company's shares are compulsorily traded in dematerialised form and are available for trading on both the Depositories in India - National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL). 174,625,533 Equity Shares of the Company representing 88.24% of the Share Capital are dematerialised as on 31st March 2004.


2.33%
11.76%
Shares held in physical form
Shares held in electronic form - NSDL
Shares held in electronic form - CDSL
85.91%

Under the Depository system, the International Securities Identification Number (ISIN) allotted to the Company's shares is **INE245A01013**.

Shares held in electronic form

Shareholders holding shares in electronic form may please note that :

i) Instructions regarding bank details which they wish to have incorporated in future dividend warrants must be submitted to their Depository Participants (DP). As per the regulations of NSDL and CDSL, the Company is obliged to print bank details on the dividend warrants, as furnished by these Depositories to the Company.

ii) Instructions already given by them for shares held in physical form will not be automatically applicable to the dividend paid on shares held in electronic form.

iii) Instructions regarding change of address, nomination and power of attorney should be given directly to the DP.

iv) The Company provides ECS facilities for shares held in electronic form and shareholders are urged to avail of this facility.

The Company's shares are regularly traded on BSE and NSE as is seen from the volume of shares indicated in the table containing market information.

13. Number of GDS outstanding as on 31st March 2004 : 11,141
Since the underlying Equity Shares represented by GDS have been allotted in full, the outstanding GDS have no impact on the Equity of the Company.

14. Plant Location :

a) Thermal Power Stations :

i) Trombay Generating Station Mahul Road, Chembur, Mumbai - 400 074	(ii) Jojobera Power Plant, Jojobera, Jamshedpur - 831 016	(iii) Wadi Power Plant Adjoining ACC Wadi Cement Plant, P. O. Wadi - 585 225 Dist. Gulbarga, Karnataka	(iv) Belgaum Power Plant Plot Nos. 1234 to 1240 & 1263 to 1297, KIADB Kanbargi Industrial Area, Auto Nagar, Belgaum - 590 010 Karnataka

b) Hydro Generating Stations :

i) Generating Station Bhira P. O. Bhira Taluka Mangaon Dist. Raigad Maharashtra - 402 308	ii) Generating Station Bhivpuri P. O. Bhivpuri Camp Taluka Karjat, Dist. Raigad Maharashtra - 410 201	iii) Generating Station Khopoli P. O. Khopoli Power House Dist. Raigad Maharashtra - 410 204



c)	Strategic Electronics Division	:	42/43 Electronic City Electronic City Post Office, Hosur Road, Bangalore - 561 229.
d)	Distribution Division	:	Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.
15.	Address for correspondence	:	The Tata Power Company Limited Bombay House, 24, Homi Mody Street, Mumbai - 400 001 Tel.: 56658282 Fax: 56658801

Other information

Tata Code of Conduct for Prevention of Insider Trading

In accordance with the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended (the Regulations), the Board of Directors of the Company adopted the Code of Conduct for Prevention of Insider Trading and the Code of Corporate Disclosure Practices (the Code) to be followed by Directors, Officers and other Employees. The Code is based on the principle that Directors, Officers and Employees of a Tata Company owe a fiduciary duty to, among others, the shareholders of the Company to place the interest of the shareholders above their own and conduct their personal securities transactions in a manner that does not create any conflict of interest situation. The Code also seeks to ensure timely and adequate disclosure of Price Sensitive Information to the investor community by the Company to enable them to take informed investment decisions with regard to the Company's securities.

In terms of the said Code, a Committee has been constituted called 'Ethics and Compliance Committee', the composition of which, as on 31st March 2004, is as under:

Name of the Director	Designation	Category of Directorship
Dr H. S. Vachha	Chairman	Independent
Mr. F. A. Vandrevala	Member	Executive

The Vice President (Finance) is the Compliance Officer to ensure compliance and effective implementation of the Regulations and also this Code across the Company.

Certificate

To the Members of
THE TATA POWER COMPANY LIMITED

We have examined the compliance of conditions of Corporate Governance by The Tata Power Company Limited, for the year ended on 31st March, 2004, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company of ensuring compliance with the conditions of the certificate of Corporate Governance as stipulated in the said clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by The Institute of Chartered Accountants of India, we have to state that while the Shareholders/Investors Grievance Committee has not maintained records to show the investor grievances pending for a period of one month against the Company, the Registrars of the Company have certified that as at 31st March, 2004, there were no investor grievances remaining unattended/pending for more than 30 days.

We further state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For A. F. FERGUSON & CO.
Chartered Accountants,

R.A. BANGA
Partner.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.

Mumbai, 21st May, 2004.

Statement pursuant to Section 212 of the Companies Act, 1956, relating to Subsidiary Companies

	Name of the Subsidiary	Tata Petrodyne Limited	Chemical Terminal Trombay Limited	Af-Taab Investment Company Limited	Tata Power Trading Company Limited	Alaknanda Hydro Power Company Limited (formerly Duncans North Hydro Power Company Limited)	Tata Power Broadband Company Limited	Powerlinks Transmission Limited
1.	Financial year of the subsidiary ended on	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004
2.	Shares of the subsidiary held by the Company on the above date :							
	(a) Number and Face value	9,80,00,425 Equity Shares of Rs. 10/- each, fully paid	1,52,064 Equity Shares of Rs. 100/- each, fully paid	13,39,200 Equity Shares of Rs. 100/- each, fully paid	20,00,000 Equity Shares of Rs. 10/- each, fully paid	31,00,000 Equity Shares of Rs. 10/- each, fully paid	1,00,000 Equity Shares of Rs. 10/- each, fully paid	6,69,37,500 Equity Shares of Rs. 10/- each, fully paid
	(b) Extent of holding	100%	72%	100%	100%	100%	100%	51%
3.	Net aggregate amount of profits/(losses) of the subsidiary for the above financial year of the subsidiary, so far as they concern members of the Company :							
	(a) dealt with in the accounts of the Company for the year ended 31st March, 2004	Nil	Rs. 1,06,44,480	Nil	Nil	Nil	Nil	Nil
	(b) not dealt with in the accounts of the Company for the year ended 31st March, 2004	Rs. 46,47,79,939	Rs. 25,29,792	(Rs. 2,05,13,100)	Nil	Nil	(Rs. 72,37,870)	Nil
4.	Net aggregate amount of profits/(losses) for previous financial years of the subsidiary, since it became a subsidiary so far as they concern members of the Company :							
	(a) dealt with in the accounts of the Company for the year ended 31st March, 2004	Nil	Rs. 2,93,06,880	Nil	Nil	Nil	Nil	Nil
	(b) not dealt with in the accounts of the Company for the year ended 31st March, 2004	Rs. 36,42,01,383	Rs. 4,36,06,510	(Rs. 20,01,73,880)	Nil	Nil	Nil	Nil

Figures in brackets represents loss.

For and on behalf of the Board,

F. A. VANDREVALA
Managing Director.

Mumbai, 21st May, 2004.

B. J. SHROFF
Secretary.

H. S. VACHHA
Director.


TATA

(iii) Special appropriation to project cost of Rs.28.75 crores in 2002-2003 and Rs.2.63 crores for the current year has been made as referred to in Note 4(b) of the Notes forming part of the financial statements for which approval of the relevant authorities has to be obtained.

(iv) In terms of an order from Maharashtra Electricity Regulatory Commission (MERC) dated 24th November, 2003, the Company's Wind Farm business has to be treated as a separate business not forming part of the Licensee Business. For the reasons explained in Note 5(a), the Wind Farm business has been treated as a part of the Licensee Business for the year ended 31st March, 2004.

(c) "Reasonable Return" has been computed in terms of the Sixth Schedule to the Electricity (Supply) Act, 1948, in the manner indicated in Note 5(b) of the Notes forming part of the financial statements.

(d) In the event of approval of the relevant authorities not being obtained for the matters referred to in sub-paragraph (b) above or any adjustment becoming necessary for the matter referred to in sub-paragraph (c) above, the computations of "Capital Base" and "Clear Profit" will have to be revised for the year and the earlier years as necessary. In the event of such revision and the consequential recomputation of "Reasonable Return", the appropriation to Consumers Benefit Account and Statutory Reserves for the relevant years may need revision. It is not possible to quantify this revision until the matter referred to above is resolved.

(e) As stated in Note 3(a) of the Notes forming part of the financial statements, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as licensee, have not been capitalised as required by Accounting Standard 16, issued by The Institute of Chartered Accountants of India, but have been charged to the Profit and Loss Account consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(f) As stated in Note 3(b) of the Notes forming part of the financial statements, exchange differences arising on repayment/ realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as licensee, have not been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11, issued by The Institute of Chartered Accountants of India, but are being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

6. In so far as it relates to the results of operations and the financial position of Tata Petrodyne Limited included in these consolidated financial statements :

   As stated in Note 1(b) (ii) (b) (ii) of the Notes forming part of the financial statements, in respect of two Production Sharing joint venture operations, the financial statements include assets aggregating Rs.205.59 crores (*Rs. 154.16 crores as at 31st March, 2003*), liabilities aggregating Rs. 14.56 crores (*Rs. 16.67 crores as at 31st March, 2003*), income aggregating Rs. Nil (*Rs. 0.01 crore for the year ended 31st March, 2003*) and expenditure aggregating Rs. 7.32 crores (*Rs. 2.57 crores for the year ended 31st March, 2003*) which have been incorporated on the basis of the information available, in the absence of audited accounts.

7. As stated in Note 1(b)(iii)(b)(ii) of the Notes forming part of the financial statements, as the audited financial statements for the year ended 31st March, 2004 of Nelco Ltd., an associate of the Company are not available, the Group's share of loss upto 31st March, 2004 of Rs. 13.21 crores and the Group's share of loss of Rs. 6.64 crores for the year ended on that date have been recognized in the consolidated financial statements on the basis of unaudited financial statements for the 12 months period ended 31st March, 2004 as provided by the management of that associate.

8. In so far as it relates to the results of operations and the financial position of North Delhi Power Limited included in these consolidated financial statements :

Statement pursuant to Section 212 of the Companies Act, 1956, relating to Subsidiary Companies

	Name of the Subsidiary	Tata Petrodyne Limited	Chemical Terminal Trombay Limited	Af-Taab Investment Company Limited	Tata Power Trading Company Limited	Alaknanda Hydro Power Company Limited (formerly Duncans North Hydro Power Company Limited)	Tata Power Broadband Company Limited	Powerlinks Transmission Limited
1.	Financial year of the subsidiary ended on	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004
2.	Shares of the subsidiary held by the Company on the above date :							
	(a) Number and Face value	9,80,00,425 Equity Shares of Rs. 10/- each, fully paid	1,52,064 Equity Shares of Rs. 100/- each, fully paid	13,39,200 Equity Shares of Rs. 100/- each, fully paid	20,00,000 Equity Shares of Rs. 10/- each, fully paid	31,00,000 Equity Shares of Rs. 10/- each, fully paid	1,00,000 Equity Shares of Rs. 10/- each, fully paid	6,69,37,500 Equity Shares of Rs. 10/- each, fully paid
	(b) Extent of holding	100%	72%	100%	100%	100%	100%	51%
3.	Net aggregate amount of profits/(losses) of the subsidiary for the above financial year of the subsidiary, so far as they concern members of the Company :							
	(a) dealt with in the accounts of the Company for the year ended 31st March, 2004	Nil	Rs. 1,06,44,480	Nil	Nil	Nil	Nil	Nil
	(b) not dealt with in the accounts of the Company for the year ended 31st March, 2004	Rs. 46,47,79,939	Rs. 25,29,792	(Rs. 2,05,13,100)	Nil	Nil	(Rs. 72,37,870)	Nil
4.	Net aggregate amount of profits/(losses) for previous financial years of the subsidiary, since it became a subsidiary so far as they concern members of the Company :							
	(a) dealt with in the accounts of the Company for the year ended 31st March, 2004	Nil	Rs. 2,93,06,880	Nil	Nil	Nil	Nil	Nil
	(b) not dealt with in the accounts of the Company for the year ended 31st March, 2004	Rs. 36,42,01,383	Rs. 4,36,06,510	(Rs. 20,01,73,880)	Nil	Nil	Nil	Nil

Figures in brackets represents loss.

For and on behalf of the Board,

F. A. VANDREVALA
Managing Director.

B. J. SHROFF
Secretary.

H. S. VACHHA
Director.

Mumbai, 21st May, 2004.



Consolidated Financial Statements


TATA

AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF

THE TATA POWER COMPANY LIMITED
ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE TATA POWER COMPANY LIMITED

1. We have audited the attached consolidated Balance Sheet of The Tata Power Company Limited and its subsidiaries, (the Group) as at 31st March, 2004, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of The Tata Power Company Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are prepared, in all materials respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect total assets of Rs. 342.68 crores as at 31st March, 2004 (*Rs. 325.66 crores as at 31st March, 2003*) and total revenues of Rs. 15.51 crores (*Rs. 4.66 crores for the year ended 31st March, 2003*) and associates whose financial statements reflect the Group's share of loss upto 31st March, 2004 of Rs. 318.22 crores (*Rs. 266.28 crores upto 31st March, 2003*) and the Group's share of loss of Rs. 51.94 crores for the year ended on that date (*Rs. 135.79 crores for the year ended 31st March, 2003*) as considered in the consolidated financial statements. These financial statements, other than to the extent as referred to in paragraphs 6 and 7 below, have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as they relate to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the report of the other auditors.

4. We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investment in Associates in Consolidated Financial Statements' and Accounting Standard 27', Financial Reporting of Interest in Joint Ventures', issued by The Institute of Chartered Accountants of India and on the basis of the separate audited/unaudited financial statements of The Tata Power Company Limited and its subsidiaries, joint ventures and associates included in the consolidated financial statements.

5. In so far as it relates to the results of operations and the financial position of The Tata Power Company Limited included in these consolidated financial statements :

   (a) As The Tata Power Company Limited is governed by the Electricity (Supply) Act, 1948, the provisions of the said Act have prevailed wherever they have been inconsistent with the provisions of the Companies Act, 1956.

   (b) For the purposes of computations of "Capital Base" and "Clear Profit" under the Sixth Schedule to the Electricity (Supply) Act, 1948.

      (i) As stated in Note 4(a) of the Notes forming part of the financial statements the Company had in 1999-2000 appropriated in advance through Special Appropriation towards Project Cost an amount of Rs. 11.77 crores for which the approval of the relevant authorities is needed. Out of this appropriation in advance, a sum of Rs. 5.83 crores had been adjusted against the amount to be appropriated during the year 2000-2001 and the balance of Rs. 5.94 crores had been appropriated during the year 2001-2002.

      (ii) Special appropriation to Deferred Taxation Liability Fund of Rs.106.63 crores in 2001-2002 and Rs. 22.93 crores in 2002-2003 had been made, as referred to in Note 24(a) of the Notes forming part of the financial statements for which approval of the relevant authorities has not yet been obtained. For the reasons and to the extent stated in the Note, the manner of accounting for deferred tax liability in respect of the Licensee Business differs from the provisions of Accounting Standard 22 (AS-22) issued by The Institute of Chartered Accountants of India.

(iii) Special appropriation to project cost of Rs.28.75 crores in 2002-2003 and Rs. 2.63 crores for the current year has been made as referred to in Note 4(b) of the Notes forming part of the financial statements for which approval of the relevant authorities has to be obtained.

(iv) In terms of an order from Maharashtra Electricity Regulatory Commission (MERC) dated 24th November, 2003, the Company's Wind Farm business has to be treated as a separate business not forming part of the Licensee Business. For the reasons explained in Note 5(a), the Wind Farm business has been treated as a part of the Licensee Business for the year ended 31st March, 2004.

(c) "Reasonable Return" has been computed in terms of the Sixth Schedule to the Electricity (Supply) Act, 1948, in the manner indicated in Note 5(b) of the Notes forming part of the financial statements.

(d) In the event of approval of the relevant authorities not being obtained for the matters referred to in sub-paragraph (b) above or any adjustment becoming necessary for the matter referred to in sub-paragraph (c) above, the computations of "Capital Base" and "Clear Profit" will have to be revised for the year and the earlier years as necessary. In the event of such revision and the consequential recomputation of "Reasonable Return", the appropriation to Consumers Benefit Account and Statutory Reserves for the relevant years may need revision. It is not possible to quantify this revision until the matter referred to above is resolved.

(e) As stated in Note 3(a) of the Notes forming part of the financial statements, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as licensee, have not been capitalised as required by Accounting Standard 16, issued by The Institute of Chartered Accountants of India, but have been charged to the Profit and Loss Account consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(f) As stated in Note 3(b) of the Notes forming part of the financial statements, exchange differences arising on repayment/ realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as licensee, have not been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11, issued by The Institute of Chartered Accountants of India, but are being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

6. In so far as it relates to the results of operations and the financial position of Tata Petrodyne Limited included in these consolidated financial statements :

   As stated in Note 1(b) (ii) (b) (ii) of the Notes forming part of the financial statements, in respect of two Production Sharing joint venture operations, the financial statements include assets aggregating Rs. 205.59 crores *(Rs. 154.16 crores as at 31st March, 2003)*, liabilities aggregating Rs. 14.56 crores *(Rs.16.67 crores as at 31st March,2003)*, income aggregating Rs. Nil *(Rs. 0.01 crore for the year ended 31st March, 2003)* and expenditure aggregating Rs. 7.32 crores *(Rs. 2.57 crores for the year ended 31st March, 2003)* which have been incorporated on the basis of the information available, in the absence of audited accounts.

7. As stated in Note 1(b)(iii)(b)(ii) of the Notes forming part of the financial statements, as the audited financial statements for the year ended 31st March, 2004 of Nelco Ltd., an associate of the Company are not available, the Group's share of loss upto 31st March, 2004 of Rs. 13.21 crores and the Group's share of loss of Rs. 6.64 crores for the year ended on that date have been recognized in the consolidated financial statements on the basis of unaudited financial statements for the 12 months period ended 31st March, 2004 as provided by the management of that associate.

8. In so far as it relates to the results of operations and the financial position of North Delhi Power Limited included in these consolidated financial statements :



Attention is invited to Notes 26 and 27 of the Notes forming part of the Financial Statements, regarding reconciliation and classification of debtors' balances and the absence of balance confirmations from some parties for amounts recoverable from/ payable to them, and the resultant impact of the differences, if any, that may arise out of such reconciliation/confirmation. Pending reconciliation/confirmation of these balances, we are unable to comment on the same.

Further, as stated in the Notes referred to above, in the absence of adequate information, the Company has allocated debtors' balances between debts outstanding for more than six months and other debts on an estimated basis.

9. On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual financial statements of The Tata Power Company Limited and its aforesaid subsidiaries, joint ventures and associates, in our opinion, the consolidated financial statements subject to the matters stated in paragraphs 5 to 8 above give a true and fair view in conformity with the accounting principles generally accepted in India :

   (a) in the case of the consolidated balance sheet of the consolidated state of affairs of The Tata Power Company Limited and its subsidiaries as at 31st March, 2004,

   (b) in the case of the consolidated profit and loss account of the consolidated results of operations of The Tata Power Company Limited and its subsidiaries for the year ended on that date, and

   (c) in the case of the consolidated cash flow statement of the consolidated cash flows of The Tata Power Company Limited and its subsidiaries for the year.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.
Membership Number : 31220

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.
Membership Number : 37915

Mumbai, 31st May, 2004.

The Tata Power Company Limited

Consolidated Balance Sheet as at 31st March, 2004

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	As at 31-3-2003 Rupees Crores
FUNDS EMPLOYED :					
1. SHAREHOLDERS' FUNDS					
Share Capital	"A"	103		197.88	197.87
Reserves and Surplus	"B"	104		4,005.15	3,701.81
2. MINORITY INTEREST				10.10	10.00
3. SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	521.08
4. CAPITAL GRANT			—		—
SHARE IN JOINT VENTURE			4.75		—
				4.75	—
5. CAPITAL CONTRIBUTIONS FROM CONSUMERS			41.81		41.81
SHARE IN JOINT VENTURE			6.96		5.67
				48.77	47.48
6. SECURED LOANS	"C"	105		1,090.93	1,691.54
7. UNSECURED LOANS	"D"	105		1,003.36	1,059.15
8. TOTAL FUNDS EMPLOYED				**6,894.55**	**7,228.93**
APPLICATION OF FUNDS :					
9. FIXED ASSETS	"E1"	105			
Gross Block			6,515.43		6,285.34
Less : Depreciation/Amortisation to date			2,762.00		2,355.61
				3,753.43	3,929.73
Capital Work-in-Progress (including advances against capital expenditure)			367.31		243.32
SHARE IN JOINT VENTURE			79.28		21.61
				446.59	264.93
Incidental expenditure incurred during construction period	"E2"	106		14.22	—
Increase in foreign currency liabilities (net) for purchase of capital assets (net of amount written off to date)				44.93	146.63
				4,259.17	4,341.29
10. INVESTMENTS	"F"	106		2,172.64	2,024.56
11. DEFERRED TAX ASSET (NET) (See Note 24)			34.90		28.17
SHARE IN JOINT VENTURE			(17.24)		(6.95)
				17.66	21.22
12. CURRENT ASSETS, LOANS AND ADVANCES	"G"	107			
Current Assets ...... Rs. 1,301.21 Crores					1,487.79
Loans and Advances ...... " 652.16 Crores					928.36
			1,953.37		2,416.15
Less :					
13. CURRENT LIABILITIES AND PROVISIONS	"H"	108			
Current Liabilities ...... Rs. 1050.81 Crores					1,144.20
Provisions ...... " 515.87 Crores					466.75
			1,566.68		1,610.95
14. NET CURRENT ASSETS				386.69	805.20
15. MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	108		58.39	36.66
16. TOTAL APPLICATION OF FUNDS				**6,894.55**	**7,228.93**

Notes – Pages 112 to 125.

As per our report attached.

For and on behalf of the Board,

For S. B. BILLIMORIA & CO.
Chartered Accountants,
UDAYAN SEN
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,
R. A. BANGA
Partner.

Mumbai, 31st May, 2004

F. A. VANDREVALA
Managing Director.

B. J. SHROFF
Secretary.

H. S. VACHHA
Director.

Mumbai, 31st May, 2004



Consolidated Profit and Loss Account for the year ended 31st March, 2004

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME					
1. REVENUE FROM POWER SUPPLY			3,991.77		4,193.53
SHARE IN JOINT VENTURE			621.53		424.94
				4,613.30	4,618.47
2. INCOME FROM OTHER OPERATIONS					
a) SALE OF ELECTRONIC PRODUCTS			58.65		40.55
LESS : EXCISE DUTY			2.66		0.75
			55.99		39.80
b) OTHER OPERATIONS	1	109	332.74		161.13
				388.73	200.93
3. OTHER INCOME	1	109		169.99	141.56
4. NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS			1.82		—
SHARE IN JOINT VENTURE			10.93		—
				12.75	—
5. TOTAL INCOME				5184.77	4,960.96
EXPENDITURE					
6. COST OF POWER PURCHASED			409.49		406.90
SHARE IN JOINT VENTURE			425.40		293.49
				834.89	700.39
7. COST OF FUEL				1848.87	2,062.59
8. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	2	110		737.33	542.77
9. NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS				—	3.75
10. TAX ON SALE OF ELECTRICITY			122.25		123.34
SHARE IN JOINT VENTURE			27.38		18.40
				149.63	141.74
11. DEPRECIATION / AMORTISATION			386.60		355.06
SHARE IN JOINT VENTURE			42.89		32.10
				429.49	387.16
12. EXPLORATION EXPENSES WRITTEN OFF/SITE RESTORATION EXPENSES				2.21	3.24
13. ALLOWANCES UNDER SALES CONTRACT				—	2.04
14. SHARE OF PROFIT OF GOVT. OF INDIA UNDER PSC				1.32	2.50
15. AMOUNT WRITTEN OFF IN RESPECT OF NET INCREASE IN FOREIGN CURRENCY LIABILITIES FOR PURCHASE OF CAPITAL ASSETS.				95.08	90.63
16. INTEREST AND FINANCE CHARGES	3	111		290.52	343.80
17. TOTAL EXPENDITURE				4,389.34	4,280.61
PROFIT BEFORE TAXES, STATUTORY APPROPRIATIONS, MINORITY INTEREST AND SHARE OF ASSOCIATES				**795.43**	**680.35**
18. PROVISION FOR TAXATION					
a. CURRENT TAX			231.03		203.20
b. DEFERRED TAX			(6.73)		(62.81)
			224.30		140.39
SHARE IN JOINT VENTURE			12.35		8.46
				236.65	148.85
19. EXCESS PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS				(2.48)	(1.39)
20. ADDITIONAL INCOME-TAX ON DIVIDEND				17.95	16.50
21. PROVISION FOR WEALTH TAX				0.43	0.41
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS, MINORITY INTEREST AND SHARE OF ASSOCIATES				**542.88**	**515.98**
22. SHARE OF LOSS OF ASSOCIATES FOR THE YEAR (net) [See Note 1(b)(iii)(b)(i)]				39.96	125.32
23. MINORITY INTEREST				0.51	0.85
PROFIT AFTER TAXES, MINORITY INTEREST, SHARE OF ASSOCIATES AND BEFORE STATUTORY APPROPRIATIONS				**502.41**	**389.81**
24. STATUTORY APPROPRIATIONS	4	111		42.16	69.91
PROFIT AFTER TAXES, STATUTORY APPROPRIATIONS, MINORITY INTEREST AND SHARE OF ASSOCIATES				**460.25**	**319.90**
APPROPRIATIONS :					
25. PROPOSED DIVIDEND			138.66		128.76
26. INTERIM DIVIDEND			—		—
27. TRANSFER TO DEBENTURE REDEMPTION RESERVE			—		49.69
28. TRANSFER TO GENERAL RESERVE			150.20		150.00
				288.86	328.45
29. BALANCE CARRIED TO BALANCE SHEET				**171.39**	**(8.55)**
30. BASIC AND DILUTED EARNINGS PER SHARE (in Rs.) (Face Value Rs. 10/-) (on Profit After Taxes, Statutory Appropriations, Minority Interest and Share of Associates on share outstanding)				23.26	16.17

Notes – Pages 112 to 125.

As per our report attached to the Balance Sheet.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 31st May, 2004

For and on behalf of the Board,

F. A. VANDREVALA
Managing Director.

B. J. SHROFF
Secretary.

H. S. VACHHA
Director.

Mumbai, 31st May, 2004

The Tata Power Company Limited

Consolidated Cash Flow Statement for the year ended 31st March, 2004

			Year ended 31-3-2004 Rs. Crores		Year ended 31-3-2003 Rs. Crores
A.	**Cash Flow from Operating Activities**				
	Profit before Taxes		795.43		680.35
	Adjustments for:				
	Depreciation and depletions	429.49		387.16	
	Interest Expenditure	267.95		310.78	
	Interest Income	(92.69)		(60.18)	
	Income from Trade Investments	(2.45)		(14.59)	
	Income from Other Investments	(6.92)		(7.96)	
	Provision for diminution in value of Investments	(9.01)		(12.58)	
	Retiring Gratuities	10.11		8.49	
	Leave Encashment	3.90		4.48	
	Pension Scheme	2.35		4.86	
	Loss on Sale of Assets (Net)	9.12		(4.31)	
	Loss on Exchange on loan repayments (Net)	5.13		8.50	
	Guarantee Fees for Loans/Other Finance Charges	7.45		10.63	
	Profit on Sale of investments (Net)	(35.12)		(31.27)	
	Surplus on buy-back of Euro Notes	—		(2.32)	
	Provision for Contigency	—		0.03	
	Provision for Doubtful deposits	1.27		—	
	Exploration expenses written off/site restoration cost	2.21		3.24	
	Net increase in Foreign Currency Liabilities written off	95.08		90.63	
	Miscellaneous Expenditure written off	13.94		14.60	
	Voluntary Sep Scheme-Ex Gratia Payment Amortised	2.12		—	
			703.93		710.19
	Operating Profit before Working Capital Changes		1,499.36		1,390.54
	Adjustments for:				
	Trade & Other Receivables	147.11		(202.55)	
	Inventories	14.13		(8.99)	
	Trade and other Payables	(67.90)		167.51	
			93.34		(44.03)
	Cash Generated from Operations		1,592.70		1,346.51
	Taxes Paid	(290.67)		(220.65)	
	Miscellaneous Expenditure (to the extent not written off) incurred during the year	(0.24)		(2.28)	
	Retiring Gratuities Paid	(6.42)		(4.33)	
	Payments under Voluntary Separtion Scheme	(44.39)		—	
	Leave Encashment Paid	(2.20)		(1.67)	
	Pension Paid	(1.20)		(0.75)	
			(345.12)		(229.68)
	Net Cash from Operating Activities — A		**1,247.58**		**1,116.83**
B.	**Cash Flow from Investing Activities**				
	Purchase of Fixed Assets		(409.02)		(867.00)
	Sale of Fixed Assets		5.33		8.47
	Exploration expenditure		(14.54)		(6.03)
	Development expenditure		(42.63)		(8.59)
	Purchase of Investments		(5,104.72)		(4,466.59)
	Sale of Investments		4,957.66		4,513.48
	Interest Received		86.05		58.69
	Inter-corporate deposits/advances		332.24		(37.77)
	Insurance Claims Received		2.54		—
	Interest Received on Inter-corporate deposits		—		0.05
	Income from Trade Investments		2.63		13.36
	Income from Other Investments		10.27		6.00
	Net Cash used in Investing Activities — B		**(174.19)**		**(785.93)**
C.	**Cash Flow from Financing Activities**				
	Increase in Capital Contributions		1.29		5.67
	Proceeds from share issue by a subsidiary (prior to acquisition by Parent Company)		0.28		—
	Proceeds from Capital Grants		4.75		—
	Proceeds from Borrowings		155.99		489.35
	Repayment of Borrowings (including premium on redemption of debentures Rs. 40.84 crores - *Previous Year Rs. Nil*)		(841.25)		(582.42)
	Guarantee Fees for Loans/Other Finance Charges		(7.82)		(11.19)
	Interest Paid		(284.74)		(316.78)
	Dividend Paid		(128.17)		(99.07)
	Additional Income-tax on Dividend Paid		(16.69)		—
	Net Cash used in Financing Activities — C		**(1,116.36)**		**(514.44)**
	Net (Decrease)/Increase in Cash and Cash Equivalents — (A+B+C)		**(42.97)**		**(183.54)**
	Cash and Cash Equivalents as at 1st April, 2003 (Opening Balance)		**152.56**		**328.02**
	Cash (Opening Balance) of India Natural Gas Company Private Limited a Joint Venture not considered		**(0.22)**		—
	Cash taken over from a Subsidiary		**0.03**		—
	Cash taken over from a Joint Venture		**0.03**		**8.08**
	Cash and Cash Equivalents as at 31st March, 2004 (Closing Balance)		**109.43**		**152.56**

Notes:

1. Cash and Cash Equivalents include:
   Current Accounts with Scheduled Banks Rs. 36.97 crores (*Previous Year Rs. 68.06 crores*).
   Term/Call Deposits with Scheduled Banks Rs. 10.36 crores (*Previous Year Rs. 71.93 crores*)
   Cash and Cheques on hand Rs. 22.43 crores (*Previous year Rs. 0.20 crore*)
   Current Accounts with Non-Scheduled Banks Rs. 0.56 crore (*Previous Year Rs. 3.36 crores*)
   Share in Joint Venture Rs. 39.11 crores (*Previous Year Rs. 9.01 crores*)
2. The minority interest in the net decrease in Cash & Cash Equivalents is Rs.* (*Previous Year share in net decrease in Cash & Cash Equivalents is Rs. **).

As per our report attached to the Balance Sheet.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 31st May 2004

B. J. SHROFF
Secretary.

Mumbai,

For and on behalf of the Board,

F. A. VANDREVALA
Managing Director.

H. S. VACHHA
Director.



Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "A": SHARE CAPITAL

		Rupees Crores	Rupees Crores	As at 31-3-2003 Rupees Crores
AUTHORISED CAPITAL –				
3,00,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each....	300.00		300.00
22,90,00,000	Equity Shares of Rs. 10 each	229.00		229.00
			529.00	529.00
ISSUED CAPITAL –				
20,35,37,712	Equity Shares of Rs.10 each [including 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of The Tata Power Company Limited held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay].		203.54	203.54
SUBSCRIBED CAPITAL –				
19,78,97,864	Equity Shares of Rs.10 each (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of The Tata Power Company Limited held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay).	197.90		197.90
	Less – Calls in arrears (including Rs. 0.01 crore (*31st March, 2003 – Rs. 0.01 crore*) in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited)	0.04		0.05
		197.86		197.85
1,65,230	*Add*: Equity Shares forfeited - Amount paid (31st March, 2003 - 1,65,230 shares)	0.06		0.06
			197.92	197.91
40,058	*Less*: Equity shares held by Chemical Terminal Trombay Ltd. which were acquired before it became a Subsidiary........		0.04	0.04
			197.88	**197.87**

Of the above Equity Shares :

(i) 1,67,500 Shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 Shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 Shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 Shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 Shares (excluding 47,560 Shares held in abeyance) have been allotted to the shareholders of erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay).

(vi) 3,50,97,824 Shares (excluding 45,168 Shares held in abeyance) have been allotted to the shareholders of erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay).

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "B": RESERVES & SURPLUS

Rupees Crores

	Opening Balance	Additions	Deductions	Closing Balance
STATUTORY RESERVES: [Under the Electricity (Supply) Act, 1948]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	11.75	10.68	—	22.43
CONTINGENCIES RESERVE NO. 1	140.89	18.96	—	159.85
CONTINGENCIES RESERVE NO. 2	13.38	—	—	13.38
DEVELOPMENT RESERVE – (created prior to 1st April, 1976)	5.29	—	—	5.29
DEFERRED TAXATION LIABILITY FUND	419.56	—	—	419.56
INVESTMENT ALLOWANCE RESERVE (including Development Reserve created after 31st March, 1976)	121.18	—	—	121.18
DEBT REDEMPTION RESERVE	51.94	—	—	51.94
DEBENTURE REDEMPTION RESERVE	56.63	—	—	56.63
OTHER RESERVES:				
CAPITAL RESERVE	0.67	0.05	0.05	0.67
CAPITAL REDEMPTION RESERVE	1.60	—	—	1.60
CAPITAL RESERVE ON CONSOLIDATION	4.32	0.02	—	4.34
SHARE PREMIUM	1,072.91	—	40.84	1,032.07
Less: Adjustment of Global Depository Shares Issue Expenses *(Schedule "I")*	5.84	—	0.53	5.31
	1,067.07	—	40.31	1,026.76
DEBENTURE REDEMPTION RESERVE	107.19	—	34.38	72.81
SPECIAL RESERVE FUND	1.72	—	—	1.72
GENERAL RESERVE	1,003.60	184.58	7.60	1,180.58
PROFIT AND LOSS ACCOUNT	695.02	171.39	—	866.41
Total Reserves and Surplus - 2003-2004	**3,701.81**	**385.68**	**82.34**	**# 4005.15**
2002-2003	*3,493.82*	*344.40*	*136.41*	*# 3,701.81*

Includes share in Joint Venture Rs. 25.23 crores. *(31st March, 2003 – Rs. 10.88 crores)*


TATA

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "C" : SECURED LOANS

		Rupees Crores	*As at 31-3-2003 Rupees Crores*
(a)	Secured, Redeemable, Non-Convertible Privately Placed Debentures	547.33	*962.97*
(b)	Loans from International Bank for Reconstruction and Development (IBRD) and International Finance Corporation (IFCW)**	71.65	*359.28*
(c)	Loan from a Company**	61.55	*76.65*
(d)	Loan from Infrastructure Development Finance Company Ltd.	60.00	—
(e)	Loan from Banks	11.04	*6.40*
		751.57	*1,405.30*
	Share in Joint Venture	339.36	*286.24*
		1,090.93	***1,691.54***

** in foreign currency

SCHEDULE "D" : UNSECURED LOANS

		Rupees Crores	*As at 31-3-2003 Rupees Crores*
(a)	Fixed Deposits	133.66	*181.58*
(b)	Loans from Shareholders	0.17	*1.32*
(c)	Loans from Japanese Leasing Companies **	—	*6.62*
(d)	Supplier's Credit **	3.05	*8.62*
(e)	Euro Notes**	822.98	*842.29*
(f)	Loans from Companies	10.02	*11.22*
(g)	Sales Tax Deferral	28.33	*7.50*
(h)	Temporary overdrawn balance in bank accounts	1.77	—
		999.98	*1,059.15*
	Share in Joint Venture	3.38	—
		1,003.36	***1,059.15***

** repayable in foreign currencies

SCHEDULE "E1" : FIXED ASSETS

Rupees Crores

	GROSS BLOCK					DEPRECIATION / AMORTISATION					NET BLOCK	
	As at 1-4-2003 (at cost)	Acquired during the year#	Additions	Deductions	As at 31-3-2004 (at cost)	As at 1-4-2003	Acquired during the year#	For the year	Deductions	As at 31-3-2004	As at 01-4-2003	As at 31-3-2004
PURCHASE GOODWILL	7.60	—	—	—	7.60	3.04	—	1.52	—	4.56	4.56	3.04
GOODWILL ON CONSOLIDATION	113.05	—	—	—	113.05	49.75	—	22.61	—	72.36	63.30	40.69
LAND (*including land development*)	15.46	—	0.01	—	15.47	—	—	—	—	—	15.46	15.47
LEASEHOLD LAND	4.48	—	—	—	4.48	0.15	—	0.05	—	0.20	4.33	4.28
PRODUCING PROPERTIES [CY-OS-90/1 (PY-3)& CB-OS/2]	180.60	—	4.72	2.54	182.78	79.06	—	29.15	—	108.21	101.54	74.57
HYDRAULIC WORKS	281.14	—	50.77	0.35	331.56	45.86	—	8.73	0.31	54.28	235.28	277.28
BUILDINGS	429.01	—	4.73	0.36	433.38	98.40	—	18.13	0.06	116.47	330.61	316.91
RAILWAY SIDINGS, ROADS, CROSSINGS, ETC.	19.74	—	1.84	—	21.58	4.61	—	0.59	—	5.20	15.13	16.38
PLANT AND MACHINERY	3,909.47	0.03	90.89	13.49	3,986.90	1,655.08	0.02	258.78	12.75	1,901.13	2,254.39	2,085.77
TRANSMISSION LINES, CABLE NETWORK, ETC.	653.11	—	18.02	0.99	670.14	198.90	—	34.84	0.47	233.27	454.21	436.87
FURNITURE, FIXTURES AND OFFICE EQUIPMENT	26.97	0.09	3.73	0.34	30.45	15.04	0.03	2.04	0.21	16.90	11.93	13.55
TECHNICAL KNOW-HOW	0.93	—	0.02	—	0.95	0.73	—	0.07	—	0.80	0.20	0.15
MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	27.87	0.09	3.57	0.99	30.54	16.76	0.05	4.89	0.82	20.88	11.11	9.66
HELICOPTERS	24.18	—	—	—	24.18	16.16	—	5.61	—	21.77	8.02	2.41
TOTAL	**5,693.61**	**0.21**	**178.30**	**19.06**	**5,853.06**	**2,183.54**	**0.10**	**387.01**	**14.62**	**2,556.03**	**3,510.07**	**3,297.03**
SHARE IN JOINT VENTURE	591.73	0.12	92.16	21.64	662.37	172.07	—	42.89	8.99	205.97	419.66	456.40
GRAND TOTAL - 2003-2004	**6,285.34**	**0.33**	**270.46**	**40.70**	**6,515.43**	**2,355.61**	**0.10**	**429.90$**	**23.61**	**2,762.00**	**3,929.73**	**3,753.43**
- 2002-2003	*5,206.22*	*592.90*	*501.31*	*15.09*	*6,285.34*	*1,837.20*	*142.10*	*387.21*	*10.90*	*2,355.61*	*3,369.02*	*3,929.73*

Note : $ Including Rs. 0.41 crore (*31st March, 2003 - Rs. 0.05 crore*) charged to Capital work in progress

Pertains to assets acquired on purchase of Duncans North Hydro Power Company Limited (a subsidiary) and Powerlinks Transmission Limited (a Joint Venture) during the year [31st March, 2003 purchase of North Delhi Power Limited (a Joint Venture)].

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "E2": FIXED ASSETS

Incidental expenditure incurred during construction period

Particulars	Rupees Crores	Rupees Crores	As at 31-3-2003 Rupees Crores
Acquired during the year*		50.03	—
Payment to and provision for employees-			
Salaries, Wages and Bonus	—		—
Share in Joint Venture	0.49		—
		0.49	—
Operations Expenses -			
Repairs and Maintenance-	0.01		—
Share in Joint Venture	0.01		—
		0.02	—
Administration Expenses -			
Rent	0.01		—
Cost of Services Procured	0.33		—
Miscellaneous Expenses	(43.31)		—
	(42.97)		—
Share in Joint Venture	1.44		—
		(41.53)	—
Interest & Finance charges-			
Interest & Finance charges	—		—
Share in Joint Venture	5.28		—
		5.28	—
		14.29	—
Less: Income earned during construction period	—		—
Share in Joint Venture	0.07		—
		0.07	—
TOTAL		14.22	—

* pertains to purchase of Duncans North Hydro Power Company Limited (subsidiary) acquired during the year.

SCHEDULE "F": INVESTMENTS

(Long term unless otherwise stated)

			Rupees Crores	As at 31-3-2003 Rupees Crores
1.	CONTINGENCIES RESERVE INVESTMENTS – (Quoted)		138.78	136.27
	– (Unquoted)		15.50	—
2.	DEFERRED TAXATION LIABILITY FUND INVESTMENTS - (Quoted)		404.59	382.43
	- (Unquoted)		15.00	15.00
3.	TRADE INVESTMENTS			
	(a)	Ordinary Shares – (Quoted) fully paid up	115.44	122.08
	(b)	Ordinary Shares – (Unquoted) fully paid up	815.00	752.51
	(c)	Preference Shares – (Unquoted) fully paid up	3.00	7.77
4.	OTHER INVESTMENTS			
	(a)	Ordinary Shares – (Quoted) fully paid up	43.68	44.62
	(b)	Ordinary Shares – (Unquoted) fully paid up	408.11	377.80
	(c)	Preference Shares – (Quoted) fully paid up	—	1.00
	(d)	Preference Shares – (Unquoted) fully paid up	95.05	90.09
	(e)	Debentures – (Quoted)	0.02	—
	(f)	Debentures – (Unquoted)	0.05	—
	(g)	Other Securities – (Quoted)	38.51	68.85
	(h)	Other Securities – (Unquoted)	9.13	17.61
	(i)	Other Securities – (Unquoted) - Current	139.39	90.06
			2,241.25	2,106.09
		Less: Provision for diminution in value of Investments [including in respect of associates Rs. 55.40 crores (*31st March, 2003 – Rs. 55.40 crores*)]	71.57	81.53
			2,169.68	2,024.56
		Share in Joint Venture	2.96	—
			2,172.64	2,024.56
	Notes:			
	(1)	Aggregate of Quoted Investments –		
		Cost	743.98	755.25
		Market Value	838.78	442.01
	(2)	Aggregate of Unquoted Investments –		
		Cost	1,500.23	1,350.84

The above includes carrying cost of investments in associates as indicated in note 1(b) (iii) (b) (i).


TATA

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "G" : CURRENT ASSETS, LOANS AND ADVANCES

		Rupees Crores	Rupees Crores	As at 31-3-2003 Rupees Crores
CURRENT ASSETS –				
(a) Interest accrued on Investments		12.89		4.26
(b) Inventories –				
Stores and Spare Parts at or below cost	Rs. 275.41 Crores			296.19
Crude Oil	" 5.18 Crores			2.49
Stock of Shares	" 4.74 Crores			9.32
Loose Tools at or below cost	" 0.28 Crore			0.25
Stores, Tools and Equipment in transit at cost	" 26.63 Crores			12.53
Share in Joint Venture	" 15.18 Crores			10.28
		327.42		331.06
(c) Work-in-progress (in respect of electronic products at lower of cost plus attributed profit and net realisable value)		11.95		22.44
(d) Sundry Debtors –				
(i) Debts outstanding for more than six months	Rs. 204.88 Crores			415.42
(ii) Other Debts	" 553.62 Crores			530.25
	Rs. 758.50 Crores			945.67
Less : Provision for Doubtful Debts	" 30.36 Crores			44.65
	Rs. 728.14 Crores			901.02
Share in Joint Venture	" 111.38 Crores			76.45
		839.52		977.47
Notes –				
Sundry Debtors fully secured	Rs. 13.84 Crores			19.99
Sundry Debtors unsecured and considered good	" 714.30 Crores			881.03
Sundry Debtors considered Doubtful	" 30.36 Crores			44.65
	Rs. 758.50 Crores			945.67
Share in Joint Venture	" 111.38 Crores			76.45
	Rs. 869.88 Crores			1,022.12
(e) Cash and Bank Balances –				
(i) Current Accounts with Scheduled Banks	Rs. 36.97 Crores			68.06
(ii) Fixed Call Deposits with Scheduled Banks	" 10.36 Crores			71.93
(iii) Cash and Cheques on Hand	" 22.43 Crores			0.20
(iv) Current Accounts with Non-Scheduled Banks	" 0.56 Crore			3.36
	Rs. 70.32 Crores			143.55
Share in Joint Venture	" 39.11 Crores			9.01
		109.43		152.56
			1,301.21	1,487.79
LOANS AND ADVANCES – Considered good- unless otherwise stated – (Unsecured)				
(a) Advances with public bodies		7.32		5.95
(b) Loans to and Deposit with Nelco Ltd.		1.65		1.65
(c) Deposits with other Companies	Rs. 92.83 Crores			430.07
Less : Provision for Doubtful deposits	" 1.27 Crores			—
		91.56		430.07
(d) Other Advances (including advances considered doubtful Rs. 4.07 crores - *31st March, 2003* - Rs. 4.07 crores)(includes secured Rs. 0.25 crore - *31st March, 2003* - Rs. 0.28 crore)	Rs. 124.11 Crores			153.75
Less : Provision for doubtful advances	" 4.07 Crores			4.07
		120.04		149.68
(e) Payment of Taxes		420.97		334.92
		641.54		922.27
Share in Joint Venture		10.62		6.09
			652.16	928.36
			1,953.37	2,416.15

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "H": CURRENT LIABILITIES AND PROVISIONS

		Rupees Crores	Rupees Crores	As at 31-3-2003 Rupees Crores
	CURRENT LIABILITIES –			
(a)	Consumers Benefit Account	21.94		11.25
(b)	Sundry Creditors	716.78		914.57
(c)	Advance and progress payments	35.23		26.81
(d)	Interest accrued but not due on Secured Loans	20.19		34.35
(e)	Interest Accrued but not due on Unsecured Loans	11.98		14.16
(f)	Investor Education and Protection Fund shall be credited by the following amounts namely :-**			
	(i) Unpaid dividend	5.12		4.12
	(ii) Unpaid application money received by the companies for allotment of securities and due for refund	—		0.06
	(iii) Unpaid matured debentures	0.25		0.31
	(iv) Interest	0.22		0.28
(g)	Other Liabilities	86.40		53.31
(h)	Security Deposits from Consumers	23.89		26.14
(i)	Sundry Deposits	12.35		7.72
	CURRENT LIABILITIES	934.35		1,093.08
	Add: Share in Joint Venture	116.46		51.12
			1,050.81	**1,144.20**
	PROVISIONS –			
(a)	Provision for Taxation	248.75		221.39
(b)	Provision for Additional Income-tax on Dividend	17.77		16.50
(c)	Provision for Wealth Tax	0.64		0.67
(d)	Provision for Gratuities	58.18		54.53
(e)	Provision for Pension Scheme	10.81		9.66
(f)	Provision for Leave Encashment	28.06		26.38
(g)	Provision for Final Dividend	138.66		128.76
(h)	Provision for retiring benefit to Ex ED	0.19		0.21
(i)	Provision for Contigency (Service Tax)	0.33		0.33
(j)	Provision for Site Restoration Cost	8.75		6.63
			512.14	465.06
	Add: Share in Joint Venture		3.73	1.69
	Total Provisions		**515.87**	**466.75**
	Total Liabilities & Provisions		**1,566.68**	**1,610.95**

** Includes amounts aggregating Rs. 0.12 crore (*31st March, 2003 - Rs. 0.05 crore*) outstanding for more than seven years pending legal cases.

SCHEDULE "I": MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure Incurred	Written off			As at
	Till 31-3-2004 Rupees Crores	Till 31-3-2003 Rupees Crores	During the year Rupees Crores	Closing Balance Rupees Crores	31-3-2003 Rupees Crores
INTANGIBLE ASSETS –					
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	—	Nil	Nil
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	—	Nil	Nil
"The Nila Mula Valley (Hydro-Electric) Licence, 1921"	0.08	0.08	—	Nil	Nil
"The Trombay Thermal Power Electric Licence, 1953"	*	*	—	*	Nil
OTHER EXPENDITURE –					
Expenses re : New Ordinary Shares	0.03	0.03	—	Nil	Nil
Expenses towards Rights Shares issued in 1993	3.66	1.73	0.18	1.75	1.93
Global Depository Shares (GDS) issue expenses	11.12	5.28	0.53	5.31	5.84
Discount on issue of Debentures	0.53	0.53	—	Nil	Nil
Discount on issue of Euro Notes	5.54	3.93	0.23	1.38	1.61
Merger expenses- Tata Hydro & Andhra Valley	61.93	37.16	12.39	12.38	24.77
Merger expenses - Jamshedpur Power Co. Ltd.	0.54	0.33	0.11	0.10	0.21
Preliminary Expenses	0.01	0.01	—	Nil	Nil
Deferred Revenue Expenditure	2.85	1.85	0.50	0.50	0.76
Pre-operative Expenses	—	—	—	—	—
Miscellaneous Expenditure	—	—	—	—	—
	86.47	51.11	13.94	21.42	35.12
Less: GDS issue expenses adjusted against Share Premium				5.31	5.84
Add: Share in Joint Venture	42.28			42.28	7.38
Total after Joint Venture	128.75			**58.39**	**36.66**



Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "1" : OTHER INCOME

		Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1.	INCOME FROM OTHER OPERATIONS			
(a)	Rental of Land, Buildings, Plant and Equipment, etc	3.51		*1.11*
(b)	Income in Respect of Services Rendered	11.72		*12.92*
(c)	Income from Broad Band Services & Sale of Dark Fibre	30.64		*1.33*
(d)	Revenue from contracts-Transmission EPC Business Unit	103.92		*25.07*
(e)	Sale of Crude Oil	113.25		*76.35*
(f)	Income from Services Rendered (Storage & Terminalling Income)	7.81		*9.54*
(g)	Sale of Stock of Shares	10.82		*0.58*
(h)	Licence Fees and Allied Charges	—		*0.90*
(i)	Brokerage	—		*0.29*
(j)	Income from Investments (including profit on sale of investments Rs. 1.80 crores – *31st March, 2003–Rs. 0.92 crores*)	3.30		*2.47*
(k)	Income from Shares Treated as Stock in Trade	0.31		*0.25*
(l)	Miscellaneous Revenue and Sundry Credits	22.76		*13.32*
(m)	Provision for Doubtful Debts and Advances Written Back (net)	14.29		*6.56*
(n)	Profit On Sale/ Retirement of Assets (net)	3.47		*5.38*
		325.80		*156.07*
	Add : Share in Joint Venture	6.94		*5.06*
			332.74	***161.13***
2.	OTHER INCOME			
(a)	Interest on Government and other Securities, Loans, Advances, Deposits etc.	76.11		*58.38*
(b)	Interest on US 64 Tax free Bonds from Unit Trust of India	16.58		*—*
(c)	Income from Trade Investments	2.45		*14.59*
(d)	Income from other Investments	6.92		*7.96*
(e)	Profit on Sale of Investments (Net)	35.12		*30.35*
(f)	Profit on Sale of Assets	—		*0.02*
(g)	Sundry Receipts	2.59		*3.05*
(h)	Leave and Licence Fees	1.09		*0.94*
(i)	Surplus on Buy-back of Euro Notes	—		*2.32*
(j)	Provision for Diminution in value of investments written back	9.01		*12.58*
		149.87		*130.19*
	Add : Share in Joint Venture	20.12		*11.37*
			169.99	**141.56**
			502.73	***302.69***

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -			
(a) Salaries, Wages and Bonus	140.41		88.18
(b) Company's contribution to Provident Fund	7.52		7.53
(c) Retiring Gratuities	10.11		8.49
(d) Welfare Expenses	20.29		21.75
(e) Contribution to Superannuation Fund	9.13		8.80
(f) Leave Encashment Scheme	3.90		4.48
(g) Pension Scheme	2.35		4.86
	193.71		144.09
Share in Joint Ventures	50.49		40.04
		244.20	184.13
2. OPERATION EXPENSES-			
(a) Stores, Oil, etc. consumed	23.12		11.01
(b) Production Cost Field Operating Expenses (See Note 18)	19.96		18.64
(c) Rental of Land, Buildings, Plant and Equipment, etc	8.52		8.97
(d) Repairs and Maintenance-			
(i) To Buildings and Civil Works Rs. 15.37 Crores			16.53
(ii) To Machinery and Hydraulic Works " 71.96 Crores			91.06
(iii) To Furniture, Vehicles, etc. " 2.20 Crores			1.71
	89.53		109.30
(e) Rates and Taxes	23.12		(1.00)
(f) Insurance	18.04		17.91
(g) Components consumed relating to manufacturing activities	18.48		12.74
(h) Cost of materials and erection charges - Transmission EPC business unit	97.12		23.07
(i) Other Operation Expenses	18.72		13.89
	316.61		214.53
Share in Joint Ventures	44.64		14.61
		361.25	229.14
3. WHEELING CHARGES PAYABLE		15.07	20.70
4. ADMINISTRATION EXPENSES-			
(a) Rent	0.66		0.97
(b) Rates and Taxes	0.82		0.77
(c) Insurance	3.08		2.75
(d) Other Administration Expenses	11.92		8.81
(e) Directors' Fees	0.05		0.05
(f) Auditors' Fees	1.40		0.98
(g) Government Audit Fees	0.01		0.02
(h) Cost of Services Procured	11.54		12.82
(i) Miscellaneous Expenses	22.73		27.63
(j) Bad Debts	0.01		—
(k) Provision for Doubtful Deposits	1.27		—
(l) Provision for contingency (Service Tax)	—		0.03
	53.49		54.83
Share in Joint Ventures	27.42		22.14
		80.91	76.97
5. (a) DECREASE IN WORK-IN-PROGRESS			
Opening Balance	22.44		34.42
Less : Closing Balance	11.95		22.44
		10.49	11.98
(b) DECREASE/(INCREASE) IN CRUDE OIL STOCK			
Opening Balance	2.49		8.30
Less : Closing Balance	(5.18)		2.49
		(2.69)	5.81
Carried over		709.23	528.73


TATA

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE "2": GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES *(Contd.)*

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Brought Forward		709.23	*528.73*
(c) DECREASE/(INCREASE) IN STOCK OF SHARES			
Opening Balance	9.32		*9.98*
Less: Closing Balance	4.74		*9.32*
		4.58	*0.66*
6. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE (SCHEDULE-"I")		13.94	*14.60*
7. LOSS ON SALE/RETIREMENT OF ASSETS (NET)	—		*—*
SHARE IN JOINT VENTURE	12.59		*1.09*
		12.59	*1.09*
8. PURCHASE OF STOCK		1.13	*1.80*
9. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(4.14)	*(4.11)*
		737.33	***542.77***

SCHEDULE "3": INTEREST AND FINANCE CHARGES

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. INTEREST :			
(a) INTEREST ON DEBENTURE LOANS		89.60	*111.89*
(b) INTEREST ON FIXED PERIOD LOANS FROM INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND INTERNATIONAL FINANCE CORPORATION		17.85	*23.88*
(c) INTEREST ON FIXED PERIOD EURO NOTES		88.51	*104.96*
(d) OTHER INTEREST AND COMMITMENT CHARGES	70.80		*77.50*
SHARE IN JOINT VENTURE	2.69		*0.17*
		73.49	*77.67*
		269.45	*318.40*
Less: INTEREST CAPITALISED	0.87		*7.62*
SHARE IN JOINT VENTURE	0.63		*—*
		1.50	*7.62*
		267.95	*310.78*
2. FINANCE CHARGES :			
(a) LOSS ON EXCHANGE (NET)		3.67	*14.42*
(b) COMMISSION AND BROKERAGE		0.85	*1.95*
(c) GUARANTEE FEES FOR LOANS		7.45	*10.63*
(d) DELAYED PAYMENT CHARGES		2.05	*4.71*
(e) OTHER FINANCE CHARGES		8.55	*1.31*
		22.57	*33.02*
		290.52	***343.80***

SCHEDULE "4": STATUTORY APPROPRIATIONS

	Rupees Crores	*Previous Year Rupees Crores*
(a) CONTINGENCIES RESERVE	18.95	*18.23*
(b) SPECIAL APPROPRIATION TOWARDS PROJECT COST	12.53	*28.75*
(c) DEFERRED TAXATION LIABILITY FUND	—	*22.93*
(d) TARIFFS AND DIVIDEND CONTROL RESERVE	10.68	*—*
	42.16	***69.91***

Signatures to Notes and Schedules "A" to "I" and "1" to "4"

For and on behalf of the Board,

B. J. SHROFF
Secretary.

F. A. VANDREVALA
Managing Director.

H. S. VACHHA
Director.

Mumbai, 31st May, 2004

Notes forming part of the Consolidated Accounts

1. Major Accounting Policies :

(a) Basis of Accounting :

The financial statements have been prepared under the historical cost convention and on the accrual basis of accounting. The accounts of the Parent Company and the subsidiaries have been prepared in accordance with the Accounting Standards issued by The Institute of Chartered Accountants of India, and generally accepted accounting principles.

(b) Principles of consolidation :

The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS-21) - "Consolidated Financial Statements", Accounting Standard 23 (AS-23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS-27) - "Financial Reporting of Interests in Joint Ventures" issued by The Institute of Chartered Accountants of India. The consolidated financial statements have been prepared on the following basis :

(i) Investments in Subsidiaries

- The financial statements of The Tata Power Company Limited ('The Parent Company') and its subsidiary companies have been combined on a line-by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses.
- The excess of cost to the Parent Company of its investment in the Subsidiary over the Parent Company's portion of equity of the Subsidiary is recognised in the financial statements as Goodwill, which is amortised over a period of five years.
- The excess of Parent Company's portion of equity of the Subsidiary as at the date of its investment is treated as Capital Reserve.
- The financial statements of the subsidiaries used in the consolidation are drawn upto the same reporting date as that of the Parent Company i.e. year ended 31st March, 2004.
- Minority interest in the net assets of consolidated subsidiaries consist of :
  (1) the amount of equity attributable to minorities at the date on which investment in a subsidiary is made; and
  (2) the minorities' share of movements in equity since the date the parent subsidiary relationship came into existence.

The subsidiary companies (which along with the Tata Power Company Limited, the parent, constituted the Group) considered in the preparation of these consolidated financial statements are :

Name	Country of Incorporation	% voting power held as at 31st March, 2004
Tata Petrodyne Ltd. (TPL)	India	100
Chemical Terminal Trombay Ltd. (CTTL)	India	72
Af-Taab Investment Co. Ltd. (AICL)	India	100
Tata Power Broadband Co. Ltd.	India	100
Tata Power Trading Co. Ltd.	India	100
Duncans North Hydro Power Co. Ltd. (DNHPCL) [since changed to Alaknanda Hydro Power Company Ltd.]	India	100

(ii) (a) Interest in Joint Ventures :

(i) The Group's interests in jointly controlled entities are :

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2004
North Delhi Power Ltd. (NDPL)	India	49
Powerlinks Transmission Ltd. (PTL) (also, a Subsidiary)	India	51

(ii) In accordance with Accounting Standard - 27 "Financial Reporting of Interests in Joint Ventures" issued by The Institute of Chartered Accountants of India, the jointly controlled entity "India Natural Gas Company Private Limited" (Indigas) has not been considered for consolidation as the Company is under members voluntary winding up.

(iii) The Financial Statements of the Joint Ventures are drawn upto 31st March, 2004. The Group's interest in these Joint Ventures, have been accounted for using proportionate consolidation method.

(iv) The movement of the aggregate reserves of the Joint Ventures are as under :

	Outstanding for the year ended 31st March, 2004 (Rs. crores)	*Outstanding for the year ended31st March, 2003 (Rs. crores)*
Reserves as at the beginning of the year	10.88	*Nil*
Add : Group's share of profits for the year	14.35	*10.88*
Less : Group's share of Dividend paid	Nil	*Nil*
Reserves as at the end of the year	25.23	*10.88*



(b) (i) These financial statements also reflect the Group's share of assets, liabilities, income and expenditure of the Joint Venture operations carried out through TPL which are accounted on the basis of available information on line to line basis with similar items in the Group's Accounts to the extent of the participating interest of the Group as per the various joint venture agreements.

(ii) In respect of two Production Sharing Joint Venture operations i.e. CB-OS/1 and CB-OS/2 carried out through TPL, these financial statements include the Group's share of assets aggregating Rs. 205.59 crores *(31st March, 2003 - Rs. 154.16 crores)*, liabilities aggregating Rs. 14.56 crores *(31st March, 2003 - Rs. 16.67 crores)*, income aggregating Rs. Nil *(31st March, 2003 – Rs. *)* and expenditure aggregating Rs. 7.32 crores (31st March, 2003 - Rs. 2.57 crores) which are accounted on the basis of information available in the absence of audited accounts.

(iii) Participating interest in the respective Joint Venture operations entered into by TPL as on 31st March, 2004 are as follows :

Block	Participating Interest (%)
CY-OS/90-1 (PY-3)	21
CB-OS/1	10
CB-OS/2 (Exploration)	15
CB-OS/2 (Development)	10

(c) In the case of NDPL, financial statements for the previous period were prepared for the period 1st July, 2002 (being the commencement of commercial operations) to 31st March, 2003.

(iii) (a) Investments in Associates

The Group's Associates are :

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2004
Nelco Ltd.	India	49.82
Yashmun Engineers Ltd.	India	27.27
Tata Ceramics Ltd.	India	40.00
Tata Teleservices Ltd.	India	20.36
Panatone Finvest Ltd.	India	39.98
Tata BP Solar India Ltd.	India	49.00
Tata Projects Ltd.	India	30.00
Dynamic Advertising and Research Team Ltd. #	India	24.90
Aerospace Systems Pvt. Ltd. #	India	30.00
The Associated Building Co. Ltd. #	India	33.14
Rujuvalika Investments Ltd. #	India	27.59
Vantech Investments Ltd. #	India	50.00

These associates have not been considered for consolidation being not material to the Group.

(b) (i) The break – up of Investment in Associates is as under :- (Rs. in Crores)

	Panatone Finvest Limited	Tata Tele-Services Limited	Nelco Limited	Yashmun Engineers Limited	Tata BP Solar India Limited	Tata Ceramics Limited	Tata Projects Limited
Refer Schedule "F"	3 (b)	3 (b)	3 (a)	3 (b)	4 (b)	4 (b)	3 (b)
(i) Number of Equity Shares (Nos.)	50,00,00,000	60,00,00,000	1,13,68,090	9,600	17,82,000	91,10,000	67,500
	50,00,00,000	*50,00,00,000*	*1,13,68,090*	*9,600*	*17,82,000*	*91,10,000*	*67,500*
(ii) Percentage holding	39.98	@20.36	49.82	27.27	49.00	40.00	30.00
	39.98	*35.08*	*49.82*	*27.27*	*49.00*	*40.00*	*30.00*
(iii) Cost of Investment (Equity Shares)	500.00	600.00	13.21	0.01	24.49	9.11	1.54
	500.00	*500.00*	*13.21*	*0.01*	*24.49*	*9.11*	*1.54*
(iv) Including Goodwill/ Capital Reserve	0.18	51.52	(1.53)	(0.24)	1.88	22.29	(14.39)
	0.18	*88.77*	*(1.53)*	*(0.24)*	*1.88*	*22.29*	*(14.39)*
(v) Share in accumulated profit/(losses) net of dividends received	(1.11)	(257.35)	(6.57)	0.29	11.84	0.74	#(1.54)
	(3.48)	*(121.76)*	*(7.40)*	*0.22*	*1.77*	*0.33*	*1.93*
(vi) Share of (losses)/profits net of dividends received during the year	5.10	(50.38)	#(6.64)	(0.02)	12.09	(0.10)	# —
	2.37	*(135.59)*	*0.83*	*0.07*	*10.07*	*0.40*	*# (3.47)*

		Panatone Finvest Limited	Tata Tele-Services Limited	Nelco Limited	Yashmun Engineers Limited	Tata BP Solar India Limited	Tata Ceramics Limited	Tata Projects Limited
	Refer Schedule "F"	3 (b)	3 (b)	3 (a)	3 (b)	4 (b)	4 (b)	3 (b)
(vii)	Provision for dimunition in the value of investments (Equity Shares)						$ (9.11) *$ (9.11)*	
(viii)	Carrying cost	503.99 *498.88*	292.27 *242.65*	Nil *6.64*	0.28 *0.30*	48.42 *36.33*	0.64 *0.73*	Nil *Nil*
(ix)	Cost of Investment (Preference Shares)						88.04 *88.04*	
(x)	Provision for diminution in the value of investments (Preference Shares)						(46.22) *(46.22)*	

Previous year's figures are in italics.

@ The Parent Company's percentage holding in Tata Teleservices Ltd. has during the year been reduced from 35.08% to 20.36%. Consequently, adjustment made for share of losses of Tata Teleservices Ltd. upto 31st July, 2003 has been reversed to the extent of Rs. 145.99 crores.

Share of loss restricted to the original cost of investments as per the equity method of accounting for associates under AS-23 'Accounting for Investments in Associates in Consolidated Financial Statements'.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

The Financial Statements of all associates are drawn upto 31st March, every year except as stated in (ii) below.

(ii) The share of loss in respect of investments in associate companies include loss of Rs. 6.64 crores of Nelco Ltd., an associate company, which is considered on the basis of Unaudited Financial Statements for the twelve months period ended 31st March, 2004, certified by the Management of the said associate Company, as the company has changed its financial year to end on 30th September, 2004.

(iii) The Associates not considered for consolidation being not material to the Group have been stated at cost as under :

(Rs. in crores)

		Tata Services Limited	Dynamic Advertising and Research Team Limited	Aerospace Systems Private Limited	The Associated Building Co. Limited	Rujuvalika Investments Limited	Vantech Investments Limited
	Refer Schedule " F"	3(b)	4(b)	4(b)	3(b)	4(b)	4(b)
(i)	Number of Equity Shares (Nos)	# *2474*	996 *996*	5,55,000 *5,55,000*	1,825 *1,825*	3,66,667 *3,66,667*	9,95,000 —
(ii)	Percentage holding	# *27.49*	24.90 *24.90*	30.00 *30.00*	33.14 *33.14*	27.59 *27.59*	50.00 —
(iii)	Cost of investment (Equity Shares)	# *0.16*	0.01 *0.01*	0.56 *0.56*	0.17 *0.17*	0.60 *0.60*	2.55 —
(iv)	Provision for diminution in the value of investments	— —	— —	— —	$0.07 *$0.07*	— —	— —
(v)	Carrying cost	# *0.16*	0.01 *0.01*	0.56 *0.56*	0.10 *0.10*	0.60 *0.30*	2.55 —

Previous year's figures are in italics.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

Not disclosed since no longer an associate as at 31st March, 2004.

On adoption of AS-23 during the year 2002-03, investments as stated in (iii) (b) (i) above have been accounted for using equity method whereby the investment is initially recorded at cost and adjusted thereafter for post acquistion change in the Group's share of net assets.

(c) Fixed Assets :

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs.

(ii) In respect of assets relating to the electricity business as Licensee :

(a) The net increase/decrease in the Parent Company's liability for repayment of loans for suppliers' credit arrangement for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values and cost of rollover charges on forward contracts, has been recognised in the Profit and Loss Account over the period of repayment of liabilities on the basis of the realised losses or gains on repayment and the amount of increase/decrease remaining to be charged off on the basis of future repayment is shown as an asset in the Balance Sheet.


TATA

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are charged to the Profit and Loss Account.

(iii) In respect of assets relating the business of the Parent Company other than the electricity business as Licensee and of assets relating to subsidiaries :

(a) The net increase/decrease in the Parent Company's liability for repayment of loans for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values is adjusted in the carrying amount of the respective fixed assets.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are capitalised upto the date the assets are ready for use.

(iv) In the case of NDPL, the assets transferred from erstwhile Delhi Vidyut Board (DVB) are stated at the transaction value as notified by the Government of National Capital Territory of Delhi (GNCTD) under the Transfer Scheme. Values are assigned to different heads of Fixed Assets as per an independent valuer's estimation.

(d) Depreciation/Amortisation :

(i) Depreciation for the year in respect of assets relating to the electricity business of the Parent Company as Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No. S.O.265(E) dated 27th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) Depreciation for the year in respect of assets relating to the electricity business of the Parent Company as other than a Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No. S.O.266(E) dated 29th March, 1994.

(iii) In respect of assets relating to the Broadband and Communication Business of the Parent Company, depreciation has been provided for on straight line method basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

(iv) In respect of assets relating to other business of the Parent Company, depreciation has been provided for on Written Down Value (WDV) basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of the assets of AICL which are depreciated on Straight Line Method (SLM) at the rates prescribed as per Schedule XIV to the Companies Act, 1956.

(v) Assets costing less than Rs. 5,000/- are written off in the year of purchase.

(vi) In the case of CTTL, depreciation on leased assets is provided on the straight line basis, writing off 100% of the cost of the assets over the primary life of the lease and is calculated on a pro rata basis with reference to the date from which the lease rentals commence. Depreciation on other fixed assets is provided on the written down value basis at the rates and in the manner prescribed by Schedule XIV of the Companies Act, 1956.

(vii) Technical know-how is generally written off on a straight line basis over a period of six years.

(viii) Leasehold Land is amortised over the period of the lease.

(ix) Goodwill is amortised over a period of five years.

(e) Investments :

(i) Long term investments other than in associates considered for consolidation are carried at cost less provision, if any, for permanent diminution in value of such investments. Current investments are carried at lower of cost and fair value. Investments in associates considered for consolidation are accounted for using the equity method.

(ii) In the case of AICL, purchase of securities of Tata Group Companies and investments in debentures of all the companies are considered as investments. Expenses for dematerialisation of shares have been written off. Investments, other than above, are considered as stock-in-trade.

(f) Inventories :

(i) Inventories of stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress is valued at lower of cost and net realisable value and in the case of electronic products includes attributed profits. Cost includes material costs, labour and manufacturing overheads on the basis of absorption costing.

(ii) In the case of TPL, closing stock of crude oil and condensate (by–product) is valued at Net Realisable Value based on the prices expected to be realised and closing inventories of drilling stores and spares are valued at cost including taxes, duties and freight.

(iii) In the case of AICL, investments considered as stock-in-trade are valued at average cost or market value whichever is lower. Expenses for dematerialisation of shares have been written off.

(g) Taxes on Income :

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods (*See Note 24*). Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(h) Research and Development Expenses :

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(i) Warranty Expenses :
Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(j) Foreign Exchange Transactions :
Monetary assets and liabilities related to foreign currency transactions remaining unsettled at the end of the year are translated at the year-end rate and the difference in translation and realised gains and losses on foreign exchange transactions (other than for fixed assets) are recognised in the Profit and Loss Account. In respect of transactions covered by foreign exchange contracts, the difference between the contract rate and the spot rate on the date of the transaction is charged to the Profit and Loss Account over the period of the contract.

(k) Retirement Benefits :
Provisions for accruing liability for gratuity, pension and leave encashment on separation have been made on the basis of the liability as actuarially determined as at the year-end. There are no separate trust funds in respect of these liabilities in the Parent Company.

(l) Revenue Recognition :
(i) Revenue from Power Supply is accounted for on the basis of billings to consumers and is inclusive of Fuel Adjustment Charges.
(ii) Delayed Payment Charges for power supply are recognised, on grounds of prudence, as and when recovered.
(iii) Revenue in respect of Broadband and Communication Business is accounted for on the basis of sale of fibre cables and services rendered.
(iv) In the case of TPL, Crude Oil is sold to a Refinery nominated under the Production Sharing Contract by the Government of India. The revenue has been recognised on transfer of custody to refinery/others based on the price agreed by the nominee. Sale of gas is recognised on production and transfer of gas from offshore platform to the processing facility onshore, where the buyers metering system accepts the delivery. Condensate, a by-product from the processing of gas at the onshore facility, is sold on transfer from the storage tankers at the onshore facility.

(m) Accounting for Petroleum Operations :
(i) TPL generally follows the Full Cost method of accounting for oil and gas exploration and development activities whereby all costs associated with exploring for and developing oil and gas reserves are capitalised, irrespective of the success or failure of specific parts of the overall exploration activity. Costs are accumulated in respect of each block in a cost pool, and the costs in each pool are written off against income arising from production of the reserves attributable to that pool.
(ii) Exploration and survey costs incurred are held outside the cost pool pending determination of the existence or otherwise of comercial reserves. These costs remain undepleted pending determination, subject to there being no evidence of impairment. In case the Company surrenders a Block, the accumulated exploration expenditure pertaining to such Block is written off in the year in which the Block is surrendered. In the event of assignment/farm out of Participating Interest, the proportionate accumulated exploration expenditure is written off in the same year.
(iii) TPL has currently established two cost pools "CB-OS/2" and "CY-OS-90/1" for its production properties in which all capitalised exploration and development expenditure relating to its Lakshmi Gas and PY-3 Oil properties, respectively are recorded.
(iv) Producing properties are created in respect of all areas where production commences. Producing properties, includes the cost incurred on exploration and development including costs in respect of dry wells included in the cost pool.
(v) Provision for Site Restoration and abandonment costs is also calculated on the "Unit of Production" basis. This represents the Company's estimated liability for costs that may be incurred on removal and abandonement of facilities at the end of the producing life of the field.
(vi) Expenditure carried with each cost pool (including future development costs) is depleted on a unit-of-production basis with reference to quantities, with depletion computed on the basis of the ratio that oil and gas production during the year bears to the balance estimated proved and probable reserves at commencement of the year. Future development costs as well as estimates of proved and probable reserves are taken on the basis of approved development plans or as certified by internationally recognised Reservoir Engineering Consultants.

(n) Accounting for Contracts :
In accordance with Accounting Standard AS-7 (Revised) on Construction contracts issued by the Institute of Chartered Accountants of India, income on contracts in respect of the Transmission EPC business unit and manufacture of electonic products are accounted on "Percentage of completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(o) Issue Expenses :
(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Securities Premium.
(ii) Expenses incurred in connection with the issue of Euro Notes are adjusted against Securities Premium.
(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.



(iv) In the case of TPL, payment of fees, costs and expenses towards arrangement of loans are amortised over the period of the loans availed prior to 1st April, 2003.

(p) Expenditure on Amalgamation.

The expenditure incurred is amortised over a period of five years.

(q) Payments under Voluntary Retirement Schemes :

Liability for Schemes effective from 1st April, 2003 is amortised over a period of thirty six months commencing from the month following the month of separation.

Change in accounting policy – Payments under Voluntary Retirement Schemes (VRS) :

During the year, the Parent Company has changed its accounting policy of charging liability under VRS schemes in the year in which it is incurred to amortising such liability over a period of thirty-six months commencing from the month following the month of separation. As a result of this change, the Group's share of profits for the year is higher by Rs. 42.27 crores.

(r) Segment Reporting :

The accounting policies adopted for segment reporting are in line with the accounting policy of the Companies. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis have been included under "Unallocated expenses".

2. With the coming into force of the Electricity Act , 2003 (the Act), the Electricity (Supply) Act, 1948 stands repealed on 10th June, 2003. However, in terms of the Act, the terms and conditions for determination of tariff under the Electricity (Supply) Act, 1948 continue to apply as at 31st March, 2004. Accordingly, the financial statements have been prepared after taking into consideration the provisions of the Sixth Schedule to the Electricity (Supply) Act, 1948.

3. *(a)* Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India requires borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying fixed asset to be capitalised upto the date the assets are ready for use. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has charged borrowing costs in respect of assets relating to the electricity business of the Company as Licensee to the Profit and Loss Account. The effect on profit for the year and reserves as at the end of the year, if borrowing costs had been capitalised, has not been determined.

   (b) Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India requires exchange differences arising on repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, to be adjusted in the carrying amount of the respective fixed assets. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has dealt with such differences in accordance with the accounting policy enunciated in Note 1(*c*)(ii) above. The effect on profit for the year and reserves as at the end of the year, if exchange differences had been adjusted in the carrying amount of fixed assets, has not been determined.

4. *(a)* The Parent Company together with the erstwhile The Tata Hydro-Electric Power Supply Company Limited (Tata Hydro) and The Andhra Valley Power Supply Company Limited (Andhra Valley) had in 1999-2000 appropriated in advance through Special Appropriation towards Project Cost an amount of Rs.11.77 crores for which approval of the relevant authorities is needed. Out of this appropriation in advance, a sum of Rs. 5.83 crores had been adjusted (against the amount to be appropriated) during the year 2000-2001 and the balance of Rs. 5.94 crores has been adjusted during the year 2001-2002.

   (b) In terms of an approval from the Government of Maharashtra, the Parent Company was authorised to appropriate a sum of Rs. 153.00 crores over a period of 7 years effective from 1996-97 upto 2003-04 from the income received from investment in units of Unit Trust of India invested out of the Deferred Taxation Liability Fund, towards the cost of the 220 kV South Mumbai Ring System to Special Appropriation towards Project Cost. As there was no income received during 2002-03 on the said units, the Parent Company had appropriated the full income of Rs. 4.37 crores received on other investments of the fund and in addition had appropriated a further amount of Rs. 24.38 crores as Special Appropriation towards Project Cost in respect of which an application has been made to Government of Maharashtra for its approval. During the current year, the Company has further appropriated full income of Rs. 9.90 crores received from tax – free bonds of Unit Trust of India (received in exchange of UTI units of US–64) and Rs. 2.63 crores received on other investments of the Fund which is subject to the approval of the Government of Maharashtra for which an application is to be made.

5. *(a)* In terms of an order by Maharashtra Electricity Regulatory Commission (MERC) dated 24th November, 2003, the Parent Company's Wind Farm should be treated as a separate business and not as a part of its licensee business. As the power generated from the Wind Farm during the year has been merged with the power supplied to MSEB and the revenues, therefore, received from MSEB at the same rate as applicable to power generated through its licensee assets, the Parent Company has been legally advised that based on the discussions with MSEB and the arrangements arrived at with it, the Wind Farm can be treated as a separate business, not forming part of the licensed business, from 1st April, 2004. Consequently for the year ended 31st March, 2004 the Wind Farm has been treated as a part of the Parent Company's licensee business.

   (b) "Reasonable Return" for the purposes of the Sixth Schedule to the Electricity (Supply) Act, 1948 has been computed in accordance with legal advice obtained by the Parent Company regarding the correct interpretation of the Government of India notification dated 5th May, 1999. Any adjustment necessary in this account will be made by adjusting an equivalent amount against the Special Appropriation towards Project Cost after obtaining the approval of the Government of Maharashtra.

6. Contingency Reserve Investments and Deferred Taxation Liability Fund Investments include 6.75% Unit Trust of India - Tax Free US Bonds 2008 of face value Rs. 87.56 crores and Rs. 176 crores respectively received on conversion of units in Scheme US-64 which are being carried at the cost at which the units were acquired viz. Rs. 126.95 crores and Rs. 292.09 crores

respectively. No provision has been made for dimunition in the value of these investments as the loss on realization of these investments, if any, will be adjusted against the said reserves.

7. *(a)* Contingencies Reserve No. 1 represents the transfer to such reserves in terms of para IV of the Sixth Schedule to the Electricity (Supply) Act, 1948.

   (b) Contingencies Reserve No. 2 represents the transfer to such reserves in respect of the "Net surplus on cancellation of foreign exchange forward cover contracts", in accordance with the approval of the State Government.

8. The Parent Company has been legally advised that the Parent Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Parent Company.

9. *(a)* The Parent Company has in consideration of loan facilities and deferred payment guarantee facilities aggregating to Rs. 1,129.40 crores (*31st March, 2003 – Rs. 1,038.10 crores*) (amount outstanding as at 31st March, 2004 - Rs. 1,040.21 crores) (*31st March, 2003 - Rs. 990.50 crores*) and Rs. 520.00 crores (*31st March, 2003 - Rs. 520.00 crores*) (amount outstanding as at 31st March, 2004 – Rs. 366.34 crores) (*31st March, 2003 Rs. 407.20 crores*) respectively extended by the Financial Institutions and Banks to Haldia Petrochemicals Limited (HPL), given an undertaking to such Financial Institutions and Banks not to dispose off its investments in HPL without their prior consent so long as any part of the loan/guarantee limits sanctioned by them to HPL remains outstanding.

   (b) (i) The Parent Company has —

   (a) an investment in and outstanding deposits with Tata Teleservices Limited (TTSL), an associate, of Rs. 600 crores *(31st March, 2003 - Rs. 500 crores)* and Rs. Nil *(31st March, 2003 - Rs. 275.00 crores)* respectively;

   (b) given guarantees to third parties on behalf of TTSL aggregating to Rs. 721 crores *(31st March, 2003 - Rs. 880 crores)* and provided letters of awareness to banks and financial institutions in respect of facilities aggregating to Rs. 90 crores *(31st March, 2003 Rs. 90 crores);*

   (c) issued a non-disposal undertaking on existing and future shareholding in TTSL in consideration of a grant of a short term loan of Rs. 100 crores *(31st March, 2003 - Rs. 100 crores)* by the institution to TTSL;

   (d) given an undertaking in respect of long term borrowings by TTSL for the AP Circle Project to meet jointly with the other promoters (the Company's Share being 20.36%) cost over-runs and provide for shortfall in Cash Flow and contribute additional equity as required; and

   (e) in terms of the shareholders agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per a specified schedule.

   (ii) TTSL Ltd. has accumulated losses as at 31st March, 2004 which have significantly eroded its net worth. In the opinion of the Management, having regard to the long gestation period inevitable in the nature of its business, there is no permanent diminution in the value of the investment.

   (c) The Parent Company has an investment in the Equity Shares of Panatone Finvest Limited (PFL), an associate of Rs. 500 crores *(31st March, 2003 - Rs. 500 crores)* and has provided guarantees to PFL's bankers for an aggregate amount of Rs. 500 crores *(31st March, 2003 - Rs. 500 crores).*

   (d) The Parent Company has an investment in the Equity and Preference Shares of Tata Ceramics Limited (TCL), an associate, of Rs. 9.11 crores and Rs. 88.04 crores respectively against which a provision for diminution in value of investments of Rs. 55.33 crores has been made in earlier years. TCL has significant accumulated losses but having regard to long term prospects of the Company, in the opinion of the Management there is no additional permanent dimunition in value .

   (e) The Parent Company has an investment in Tata Teleservices (Maharashtra) Limited (TTML) of Rs. 115.44 crores *(31st March, 2003 - Rs. 115.44 crores)* and has issued guarantees on behalf of TTML aggregating to Rs 17.86 crores *(31st March, 2003 - Rs. 18.72 crores)* to TTML 's bankers.

   (f) The Parent Company has provided Undertaking to certain Financial Institutions for non-disposal of its shareholding in NDPL during the tenor of two loans taken by NDPL from certain Financial Institutions aggregating to Rs. 280.28 crores.

   (g) The Parent Company has an investment in PTL of Rs. 66.94 crores *(31st March, 2003 - Rs. Nil)* and has issued a guarantee on behalf of PTL amounting to Rs. 55 crores *(31st March, 2003 - Rs. Nil)* to Power Grid Corporation of India Limited to secure the performance and obligation of PTL under the Implementation agreement entered between Power Grid and PTL.

10. Capital commitments not provided for are estimated at Rs. 752.51 crores *(31st March, 2003 - Rs. 255.53 crores)* [including Rs. 498.43 crores *(31st March, 2003 - Rs. 60.78 crores)* of the Joint Ventures].

11. *(a)* The Parent Company had entered into financial lease agreements in earlier years for assets aggregating Rs. Nil (*31st March, 2003- Rs. 54.89 crores*) taken on lease. Future lease rental obligations on these assets aggregate to Rs. Nil (*31st March, 2003 – Rs. 0.70 crore*). Lease rentals of Rs. 1.05 crores (2002-2003 - Rs. 2.50 crores) payable for the year have been charged to the Profit and Loss Account.

    (b) Disclosures as required by Accounting Standard (AS-19) issued by The Institute of Chartered Accountants of India are as follows :

    (i) 1) The Parent Company's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Only in one arrangement there is an escalation clause. Under these arrangements, generally refundable interest-free deposits have been given. Further in case of one arrangement, apart from the deposit, a bank guarantee of Rs. 2 crores has been furnished. In respect of the above arrangements, lease rentals payable are recognised in the Profit and Loss Account for the year and included under Rental of Land, Buildings, Plant and Equipment, etc. (disclosed under Operation Expenses in Schedule "2") and Rent (disclosed under Administration Expenses in Schedule "2").



2) In the case of TPL, the company has entered into a leave and license agreement for its corporate office premises. The non-cancellable period in the leave and license contract is 33 months from 1st June, 2003. The total of future minimum non-cancellable leave and license fee payments as of the balance sheet date are as under:

Not later than one year - Rs. 0.29 crore

Later than one year but not later than five years - Rs. 0.26 crore

Leave and license fee payments recognised in the Profit and Loss Account for the year - Rs. 0.24 crore.

(ii) Commercial/residential premises have been given on operating lease having original cost of Rs. 20.43 crores and accumulated depreciation of Rs. 2.89 crores as at 31st March, 2004. Depreciation on the above assets for the current year is Rs. 0.62 crore. Lease Rental income recognised in the Profit and Loss Account during the year is Rs. 3.34 crores. In case of most of the assets leased, formal agreement is yet to be entered into.

12. 14% Twelfth Debentures of the face value of Rs. 56.44 crores, 10.90% Secured Redeemable Debentures of the face value of Rs. 120.00 crores and 10.20% Secured Redeemable Debentures of the face value of Rs. 169.00 crores redeemed by the Company have been kept alive for reissue.

13. Under an agreement for an aggregate value of Japanese Yen 1440 million made between the Parent Company, the erstwhile Tata Hydro and Andhra Valley and Kanematsu Corporation, Japan, the Parent Company has obtained supplier's credit for part financing the import of equipment for 245 kV Gas Insulated Switchgear for Borivli Receiving Station. The deferred payment obligations [Item *(d)* - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India.

14. Contingent Liabilities :

(a) Claims against the Company not acknowledged as debts Rs. 173.54 crores. *(31st March, 2003 - Rs. 112.50 crores)* [including Rs. 4.09 crores of the Joint Ventures *(31st March, 2003 - Rs. 2.28 crores)*

(b) Other employee matters – amount not ascertainable.

(c) Taxation matters for which liability is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed) :

Rs. crores

		As at 31st March, 2003
(i) Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	43.42	*37.95*
(ii) Other matters in respect of which the Company is in appeal	2.04	*13.48*
(iii) Interest and penalty demanded	18.13	*27.06*
(d) Bonds furnished to Excise authorities	12.00	*0.36*

(e) In the case of CTTL, the Company has "Line of Credit (LOC) through" facility with Housing Development Finance Corporation Ltd. (HDFC) for an amount of Rs. 0.30 crore *(31st March, 2003 - Rs. 0.30 crore)* under the Company's Housing Loan Scheme for its employees. Total amount outstanding with HDFC under the scheme at the end of the year is Rs. 0.25 crore *(31st March, 2003 - Rs. 0.28 crore)* the repayment of which is guaranteed by the Company.

(f) In case of DNHPC, as per the agreement entered into by the Company with Synergics Hydro Asia Mauritius and the Parent Company, an amount of Rs. 45 crores is payable to certain parties on happening of certain trigger events as envisaged in the agreement and none of the events have taken place so far.

(g) In the case of NDPL, the company may be contingently liable for any liabilites which may arise due to the rejection of Local Sales Tax Exemption Certificates by the Sales Tax Authorities issued by the Company to its local suppliers Rs. 4.00 crores (*31st March, 2003 - Rs. 1.05 crores*) [the Group's share being Rs. 1.96 crores (*31st March, 2003 - Rs. 0.51 crore*)]

(h) In the case of NDPL, as per the provisions of the Transfer Scheme pursuant to Delhi Electricity Reforms Act, 2002, the Group is contingently liable for the liabilities arising out of litigation, suits, claims etc. pending on the date of transfer (i.e. 1st July, 2002) and/or arising due to any events prior to that date to the extent of Rs. 0.49 crore p.a.

(i) In the case of NDPL, Delhi Power Company Limited (DPCL) has deducted Rs. 6.83 crores (the Group's share being Rs. 3.35 crores) on account of alleged short payment and wrong computation of Rebate on payment of Power Purchase bills. The amount has been reflected as recoverable from DPCL in the company's books of account as the company has disputed the computation of Delhi Transco Limited (DTL). The dispute to the extent of rebate calculation has been referred to the Delhi Electricity Regulatory Commission (DERC) and is under its consideration.

(j) In the case of NDPL, Group share in unexpired letter of credit given is Rs. 45.08 crores *(31st March, 2003 - Rs. 45.08 crores)*, guarantees given by the bankers against company's counter guarantee is Rs. 1.45 crores *(31st March, 2003 - Rs. Nil)*.

(k) NDPL introduced a Voluntary Separation Scheme (VSS) in December, 2003 in response to which 1,776 employees have separated during the year. Ex-gratia amount under the scheme has been paid by NDPL. In respect of other retirement/ terminal benefits like gratuity, leave encashment and pension, the Employees Terminal Benefit Fund Trust (ETB), set up by GNCTD has raised a provisional demand of Rs. 242.98 crores (the Group share being Rs. 119.06 crores) from NDPL as the additional liability caused by the enmass early separation subject to actuarial valuation. NDPL has rejected the demand and the issue is under discussion with the ETB Fund Trust and the Government for the early resolution.

Note : If any liability materialises in respect of Items *(a)* to *(c)* above in respect of the Parent Company, the same would have to be considered for the purposes of the computations and appropriations under the Electricity (Supply) Act, 1948, to the extent it pertains to the licensed business.

15. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Limited (REL), the Parent Company has taken credit for the amount recoverable in terms of the Common Order dated 3rd June, 2003 passed by Honourable Bombay High Court in Maharashtra Electricity Regulatory Commission (MERC) Appeal No. 1 of 2002 and MERC Appeal No. 2 of 2002. This amount upto 31st March, 2004 aggregates to Rs. 991.00 crores, including Rs. 198.00 crores for the year ended 31st March, 2004. However, these amounts have been disputed by REL and only Rs. 809.90 crores has been paid by REL to MSEB through the Parent Company/MERC till 31st March, 2004. MERC had heard the dispute and issued an Order on 7th December, 2001. This order was challenged by both parties before the Honourable High Court which has by its said order dated 3 rd June, 2003 remanded the matter back to MERC. Appeals by both parties to the Supreme Court against the said Order of the Honourable High Court have been dismissed and the matter has been remanded back to MERC. Hearing of the matter on the remand has concluded and MERC's order is awaited. Further, pending MERC's order, no adjustment has been made for the amounts payable as per the MERC Order of Rs. 62.44 crores for 1999-2000 or for the shortfalls (amount not ascertained) for the years 2000-01, 2001-02, 2002-03 and 2003-04.

16. *(a)* (i) Provision has been made in the accounts for supply of gas upto 29th January, 1987 by Oil and Natural Gas Commission (ONGC) on the basis of their bills. The Parent Company has been advised that the price at which the gas is billed is to be treated as provisional. The Parent Company has not accepted this position.

    (ii) In respect of gas supplied by ONGC from 30th January, 1987 to 15th May, 1992, transportation charges have been billed on a provisional basis. The Parent Company has also been advised that the excise duty and octroi, if levied, on the price of gas, together with the sales tax on the excise duty, transportation charges and octroi would be recovered from the Parent Company.

    (iii) In respect of gas purchased from ONGC and later from GAIL, claims aggregating Rs. 40.09 crores *(31st March, 2003 – Rs. 40.09 crores)* have been made on the Parent Company towards shortfall in the off take of minimum guaranteed quantities of gas during the period from 1st April, 1992 to 31st March, 2001 which claims have been contested by the Parent Company.

    (iv) In respect of supply of fuel by Hindustan Petroleum Corporation Limited, the Parent Company has not accepted claims for quantities billed which are in excess of the Parent Company's meter readings. The amount of such claims not provided for aggregates Rs. 3.74 crores *(31st March, 2003 – Rs. 3.74 crores)*.

    (b) If any amount is payable by the Parent Company in respect of the items referred to in *(a)* above, the same would be recoverable as part of fuel surcharge from the consumers. No provision has, therefore, been made in the accounts in respect of these items.

17. The Wage Agreement entered by the Parent Company with the employees, expired on 31st December, 2001 and a fresh Agreement is under negotiation. Pending finalisation of these negotiations, provision on an estimated basis has been made during the year, in addition to provision made last year on this account and is included in Item 1 (a) of Schedule "2" and no separate allocation has been made toward the Company's contribution to Provident and other Funds etc. included therein. Any adjustment necessary consequent on final determination of the liability pertaining to the period from 1st January, 2002 to 31st March, 2004 will be made in the year in which such negotiations are concluded.

18. In the case of TPL, Production Costs Field Operating Expenses of Rs. 19.96 crores *(31st March, 2003 - Rs. 18.64 crores)* is inclusive of :

			Rs. crores
			As at 31st March, 2003
(i)	Hire Charges	12.13	*14.70*
(ii)	Insurance	0.95	*0.83*
(iii)	Fuel, Water and Others	0.73	*0.51*
(iv)	Manpower charges	0.96	*1.04*
(v)	Other expenses	0.08	*0.01*
(vi)	Production expenses for Gas	5.11	*1.55*
		19.96	*18.64*

19. In the case of TPL,

    (a) The Company has placed a deposit of Rs. 2.11 crores with Barclays Bank, Plc. *(31st March, 2003 - Rs. 2.10 crores)* which is under lien for a bank guarantee provided for CB-OS/1 Block.

    (b) The balance with non-scheduled bank represents the balance with Barclays Bank, London. The maximim amount outstanding at any time during the year in respect of this account is Rs. 3.42 crores. *(31st March, 2003 – Rs. 3.16 crores)*.

20. Income in respect of Broadband services rendered [Item (c) – Schedule "1"] includes Rs. 17.78 crores, Rs. 5.36 crores, Rs. 5.23 crores and Rs. 2.27 crores on account of revenue from Infrastructure Provider Category II (IP II), Infrastructure Provider Category I (IP I), Internet Service Provider (ISP) and Sale of dark fibres respectively. Interest on government and other securities, loans, advances, deposits etc. [Item (a) – Other Income - Schedule "1"] includes Rs. 0.30 crore and Rs. 0.19 crore on account of revenue from IP II and IP I .



21. Rates and Taxes [item 2(d) – Schedule "2"] include write back of provision made in the earlier years towards property tax payable aggregating Rs. Nil (*31st March, 2003 – Rs.11.33 crores*) consequent to finalisation of rateable value.
22. The Parent Company has paid during the year monthly payments aggregating to Rs. 0.51 crore (*Previous Year – Rs. 0.33 crore*) under post retirement scheme to former Managing/Executive Directors.
23. In respect of the contracts pertaining to the Transmission EPC Business Unit, disclosures required as per AS-7 (Revised) are as follows :
    i) Contract revenue recognised as revenue during the year Rs.103.92 crores.
    ii) In respect of contracts in progress :
        a) The aggregate amount of costs incurred and recognised profits upto 31st March, 2004 Rs. 106.21 crores.
        b) Advances and progress payments received as at 31st March, 2004 Rs. 25.89 crores.
        c) Retention money included as at 31st March, 2004 in Sundry Debtors Rs. 6.10 crores.
    iii) Gross amount due to customers for contract work as a liability Rs. 3.49 crores.
    Further cost of materials and erection charges for Transmission EPC business Unit comprises of.

Rs. crores

	2003-04	*2002-03*
Material Cost	65.19	*20.75*
Sub-Contracting charges	31.93	*2.33*
	97.12	*23.08*

24. Consequent on the application of Accounting Standard 22 (AS-22) "Accounting for Taxes on Income" which became effective from 1st April, 2001 :
    (a) In respect of the licensed business there is, on the difference between the written down values of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the Electricity (Supply) Act, 1948 and the Income-tax Act, 1961, a deferred tax liability of Rs. 392.69 crores as at 31st March, 2004 *(Rs. 419.56 crores as at 31st March, 2003)*. In terms of an approval in principle from the Government of Maharashtra, a Special Appropriation (subject to the approval of the Government) of Rs. 22.93 crores in 2002-03 and Rs. 106.63 crores in 2001-02 has been made to the Deferred Taxation Liability Fund. Further, no adjustment has been made to the Deferred Taxation Liability Fund during the year ended 31st March, 2004 on account of reversal of deferred tax liability of Rs. 26.86 crores.
    (b) In respect of the non-licensed business and other adjustments relating to licensed business of the Parent Company, there is a net deferred tax asset of Rs. 37.24 crores as at 31st March, 2004 (*asset of Rs. 20.57 crores as at 31st March, 2003*).
    (c) Consequent on the Accounting Standards Interpretation (ASI) 3 issued by The Institute of Chartered Accountants of India, deferred tax liability created in 2001-02 in respect of undertakings in respect of the Parent Company entitled to deduction under Section 80IA, had been adjusted during the year ended 31st March, 2003. An amount of Rs. 95.93 crores in respect of deferred tax liability applicable to the period prior to 1st April, 2001 was credited to the General Reserve and an amount of Rs. 67.36 crores was credited to the Profit and Loss Account for the year ended 31st March, 2003.
    (d) Details of Net Deferred Tax Asset is as under :

Rs. crores

		2003-04	*2002-2003*
Deferred Tax Liability :			
Arising on account of timing differences in :			
Depreciation		449.35	*467.68*
Others		1.53	*—*
Less : Balance in Deferred Tax Liability Fund	419.56		*419.56*
Less : Reversal of deferred tax liability, not adjusted	26.87	392.69	*—*
(A)		58.19	*48.12*
Deferred Tax Assets :			
Arising on account of timing differences in :			
Provision for doubtful debts and advances		12.50	*17.25*
Provision for tax, duty, cess, fee		25.20	*20.18*
Provision for gratuities		20.72	*19.32*
Provision for leave encashment		4.75	*3.35*
Others		29.92	*16.19*
(B)		93.09	*76.29*
Net Deferred Tax Liability/(Asset) (A) – (B)		(34.90)	*(28.17)*
Share of Joint Ventures – Liability		17.24	*6.95*
		(17.66)	*(21.22)*

Rs. crores

		2002-2003
25. *(a)* Managerial Remuneration in respect of the Parent Company		
(i) Managerial Remuneration for Directors	2.17	*2.45*
(ii) The above is inclusive of :		
(a) Estimated value of benefits in cash or in kind provided to Whole-time Directors	0.34	*0.38*
(b) Contribution to Provident & Other Funds	0.08	*0.10*
(c) Commission to Directors	1.30	*1.02*
(iii) Directors' Sitting Fees	0.05	*0.04*

(b) Managerial Remuneration shown above is inclusive of :

(i) Rs. 0.03 crore (*31st March, 2003 - net of Rs. 0.25 crore* being write back of excess provision) being charge due to short provision for commission relating to the previous year;

(ii) Rs. 0.03 crore (*31st March, 2003 – Rs. Nil)* paid to Ex-Managing Director for leave encashment in respect of period of service with the Parent Company.

26. In the case of NDPL, for confirmation/ reconciliation of account balances :

(a) The amounts payable to / recoverable from:

Delhi Transco Limited (DTL) and Delhi Power Supply Company Ltd. (DPCL) are subject to confirmation pending resolution of certain issues concerning valuation of liabilities in respect of capital stores taken over by the company, valuation of loans to personnel and rebate on advance payments of energy bills (see note 14(i) and 27).

(b) The billing on customers is done on a standalone computerized billing system. Revenue accounting in the books of account are done on the basis of reports generated from this system. The year end receivables (including classification thereof) amounting to Rs. 227.30 crores (the group's share being Rs. 111.38 crores) in the books of account are under reconciliation with the customers' accounts in the billing system.

27. In the case of NDPL, issues relating to opening Balance Sheet under the Transfer Scheme : Part II to Schedule "F" of the Transfer Scheme dated 20th November, 2001 notified by the Government of Delhi, provided an opening Balance Sheet as on 1st July, 2002. The value of stores & spares and loans to personnel were to be adjusted to reflect the actual book value as on the date of transfer and the difference between the actual value to be certified by independent valuers and the amounts appearing in the opening Balance Sheet were to be adjusted against the current liability to Holding Company appearing in the opening Balance Sheet.

(a) Loans to Personnel

Against Rs. 6.00 crores (the group's share being Rs. 2.94 crores) provided in the opening Balance Sheet towards loans to personnel, the independent valuers have ascertained a sum of Rs. 1.17 crores (the group's share being Rs. 0.57 crore) as loans to personnel outstanding as on 1st July, 2002 as per the revised report submitted in April 2004. Based on the amount of loans to personnel, the current liability payable to DPCL stands reduced by Rs. 4.83 crores (the group's share being Rs. 2.37 crores). The report on the loans to personnel is under consideration by DPCL.

(b) Opening Stores

The opening stores were valued by the independent valuers on the basis of total stores and spares lying in various stores of erstwhile Delhi Vidyut Board (DVB). The quantity and its corresponding value were to be subsequently divided amongst the three distribution companies and Delhi Transco Limited (DTL).

The company has verified the stores and spares allocated and physically received by it out of the total opening stores. The same have been accounted by the company in its books of account and reflected as payable to DPCL at the values ascertained by the independent valuers.

DPCL has recently raised a demand for certain stores and spares which have not been allocated or physically received by the company. The company has submitted clarification on inadmissibility of some amounts. DPCL is examining company's submissions and it's invoices.

(c) Consumers' Security Deposit

The liability stated in the opening Balance Sheet of the company as per the Transfer Scheme as on 1st July, 2002 in respect of consumers' security deposit was Rs. 10.00 crores (the group's share being Rs. 4.90 crores). The actual amount of security deposits received by the erstwhile DVB from its consumers could be higher. The company has been advised that as per the Transfer Scheme the liability in excess of Rs. 10.00 crores towards refund of the opening consumer deposits is not to the account of the company. The matter has been referred to GNCTD and the outcome is awaited.

28. In the case of NDPL, Net Adjustments in respect of previous years' of Rs. 22.30 crores (the group's share being Rs. 10.93 crores) represents the revenue gap for the nine months period ended 31st March, 2003 approved by DERC and recovered from the DTL during the current year.

29. Disclosure as required by Accounting Standard 18 (AS-18) "Related Party Disclosures" issued by The Institute of Chartered Accountants of India are as follows :


TATA

Names of the related parties and description of relationship :

(a) Related parties where control exists :

(i)	Associates (where transactions have taken place during the year)	Aerospace Systems Pvt. Ltd. Dynamic Advertising & Research Team Ltd. Nelco Ltd. Panatone Finvest Ltd. Rujuvalika Investments Ltd. Tata Ceramics Ltd. Tata Projects Ltd. Tata BP Solar Ltd Tata Services Ltd. (upto 23.12.03) Tata Teleservices Ltd. Yashmun Engineers Ltd.
(ii)	Joint Ventures	North Delhi Power Ltd. Powerlinks Transmission Ltd.
(iii)	Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.

(b) Key Management Personnel — Vandrevala F. A.
Kukde P. K.

(c) Details of Transactions:

Rs. crores

	Associates	Joint Venture	Key Management Personnel	Promoters
Purchases of goods.	0.46	0.56		
	0.75	—		
Sale of goods and scrap		0.70		
		0.16		
Purchase of fixed assets	3.02	—		
	62.94	*0.04*		
Rendering of services	19.78	6.25		0.02
	0.46	*4.19*		*0.10*
Receiving of services	12.09	0.05		0.71
	12.06	*		*0.91*
Management contracts				10.22
				10.44
Guarantee and collaterals	1251.00	55.00		
	1570.00	—		
Interest received	26.36		0.01	0.06
	27.92		*0.01*	—
Dividend received	4.21			2.17
	15.01			*3.75*
Dividend paid			—	36.97
			*	*28.44*
Guarantee commission received	2.59			
	3.05			
Guarantee commission paid				—
				0.16
Deposits given	250.10	—		35.00
	308.00	*1.50*		—
Refunds towards deposits given	500.00			35.00
	243.00			—
Refund of advances		—		
		2.20		
Equity contribution (including advance towards equity contribution)	100.00	66.94		
	237.38	*180.32*		

	Associates	Joint Venture	Key Management Personnel	Promoters
Redemption of Preference Shares				—
				15.00
Remuneration paid			1.53	
			2.50	
Loans repaid			0.01	
			0.07	
Advances received	—			
	0.01			
Debit balances outstanding				
Deposits given (including interest accrued)	27.48			
	275.16			
Other receivables	4.86	4.15		—
	0.43	*3.29*		*0.02*
Loans			0.18	
			0.19	
Credit balances outstanding	3.81		0.80	10.22
	1.78		*1.05*	*10.44*
Guarantees and collaterals outstanding	1311.00	55.00		
	1570.00	—		

Note : Previous year's figures are in italics.

(d) Details of material related party transactions [included under (c) above] :

Rs. crores

	Associates			Joint Venture
	Tata Teleservices Ltd.	Panatone Finvest Ltd.	Nelco Ltd.	Powerlinks Transmission Ltd.
Purchase of Fixed Assets			2.65	
Guarantees & Collaterals given	751.00	500.00		
Guarantee Commission received	2.59			
Interest received	25.69			
Deposits given	225.00			
Refunds towards deposits given	500.00			
Equity Contribution(including advance towards equity contribution)	100.00			66.94

30. Segment Information :

(*a*) Primary Segment Information :

Rs. in crores

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	4,681.05	333.73		5,014.78
	4,658.96	*160.44*		*4,819.40*
Inter-segment Revenue	1.27	2.13	(3.40)	—
	0.87	*0.22*	*(1.09)*	—
Total Revenue	4,682.32	335.86	(3.40)	5,014.78
	4,659.83	*160.66*	*(1.09)*	*4,819.40*
RESULT				
Total Segment Results	866.86	91.56		958.42
	860.72	*36.58*		*897.30*
Interest Expense				(267.95)
				(310.78)



	Power	Others	Eliminations	Total
Unallocable Income net of unallocable expense				104.96
				93.83
Income Tax				(252.55)
				(164.37)
Profit after Tax before share of associates				**542.88**
				515.98
Share of loss of associates				(39.96)
				(125.32)
Profit after Tax after associates before minority interest				502.92
				390.66
OTHER INFORMATION				
Segment Assets	5,006.83	741.41		5,748.24
	5,357.94	*594.98*		*5,952.92*
Unallocated Assets				2,823.80
				2,942.03
Total Assets				**8,572.04**
				8,894.95
Segment Liabilities	1,081.89	113.96		1,195.85
	1,133.68	*89.97*		*1,223.65*
Unallocated Liabilities				2,629.45
				3,240.54
Total Liabilities				**3,825.30**
				4,464.19
Capital Expenditure	378.08	85.35		463.43
	233.26	*69.11*		*302.37*
Non-cash Expenses other than Depreciation/Amortisation	128.70	2.43		131.13
	120.12	*3.12*		*123.24*
Depreciation/Amortisation (to the extent allocable to segment)	362.08	44.76		406.84
	369.68	*17.48*		*387.16*

(i) Types of products and services in each business segment:
Power – Generation, Transmission and Distribution of Electricity.
Others – Electronics, Broadband Services, Project Consultancy, terminalling, Investing, Oil Exploration etc.

(ii) Segment revenue comprises of :

Rs. crores

				2002-2003
(a)	Revenue from Power Supply		4,613.30	4,618.47
(b)	Income from Operations :			
	(i) Sale of Electronic Products (net of excise)	55.99		39.80
	(ii) Other Operations	332.74		161.13
			388.73	200.93
(c)	Net adjustment in respect of Previous Years		12.75	-
			5,014.78	4,819.40

(b) Secondary Segment Information:

The export turnover of the Group being 0.14% of the total turnover, there are no reportable geographical segments.

31. Figures are rounded off to nearest lakh. Figures below Rs. 50,000 are denoted by " * ". Figures for the previous year have been restated wherever necessary to conform to this year's classification.

Accounts of the Subsidiary Companies


TATA

Contents

Af-Taab Investment Company Limited

BOARD OF DIRECTORS
(As on 23rd April, 2004)

MR. P. D. KARKARIA

DR. H. S. VACHHA

MR. F. A. VANDREVALA

MR. A. CHARAN

MR. R. K. KANGA

MR. S. M. GURUNATH

COMPANY SECRETARY

MS. M.H. PURANDARE

REGISTERED OFFICE

Bombay House
24, Homi Mody Street,
Mumbai 400 001.

AUDITORS

N. M. Raiji & Co.
Chartered Accountants

BANKERS

State Bank of India

ABN Amro Bank N.V.


TATA

Directors' Report

TO THE MEMBERS OF
AF-TAAB INVESTMENT COMPANY LTD.

The Directors hereby present their Twenty Fifth Annual Report on the business and operations of the Company and the statement of accounts for the year ended 31st March, 2004.

1. FINANCIAL RESULTS

The summarised financial results are:

	2003-04 Rupees in lakhs	2002-03 Rupees in lakhs
Profit/(Loss) before tax	6.11	(1146.43)
Income Tax adjustment for earlier years	22.55	
Add/Less : Provision for taxation : Deferred Tax	(233.79)	402.44
Profit/(Loss) after tax	(205.13)	(743.99)
Balance brought forward from the previous year	(1012.52)	(268.53)
Amount available for appropriation	(1217.65)	(1012.52)
Appropriations	Nil	Nil
Balance to be carried forward	(1217.65)	(1012.52)

2. OPERATIONS

The Company made a profit before tax of Rs. 6.11 lakhs as against a loss of Rs. 1146.43 Lakhs during the previous year. The turnaround has been as a result of a substantial increase in sales over the previous year. This, in turn, was the outcome of the decisions taken by the Investment Committee to sell quoted shares at highly remunerative levels taking advantage of increase in the Sensex.

3. DIVIDEND

The Directors do not recommend payment of Dividend.

4. INCREASE IN AUTHORISED CAPITAL

During the year under review the Company increased its authorised share capital from Rs. 10 Crores to Rs. 15 Crores.

5. RIGHTS ISSUE

During the year the Company made a rights issue of 4,46,400 equity shares in the ratio 1:2 at a premium of Rs. 565/- per share (Face value Rs. 100/-) aggregating to Rs. 2968.56 Lakhs. The proceeds of the same were utilised to bring the Debt Equity Ratio in line with RBI requirements.

6. DIRECTORS

In accordance with the Companies Act, 1956 and the Articles of Association of the Company, Mr. P. D. Karkaria and Mr. R. K. Kanga retire by rotation and are eligible for re-appointment.

The Company has an Audit Committee comprising of three Directors viz. Dr. H.S. Vachha, Mr. P.D. Karkaria and Mr. R.K. Kanga. Dr. H.S. Vachha is the Chairman of the Audit Committee.

7. AUDITORS

Members are requested to appoint Auditors for the current year and to fix their remuneration. M/s. N.M. Raiji & Co., the existing Auditors, have under Section 224 (1) of the Companies Act, 1956, indicated their eligibility for re-appointment.

8. PARTICULARS OF EMPLOYEES

The Company had no employees of the category specified under Section 217(2A) of the Companies Act, 1956.

9. CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

The provisions of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 pertaining to conservation of energy, technology absorption and foreign exchange earnings and outgo are not applicable to the Company.

10. DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217 (2AA) of the Companies Act, 1956, the Directors, based on the representations received from the Operating Management, confirm that :-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

(ii) they have, in the selection of the accounting policies consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

(iii) they have taken proper and sufficient care, to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) they have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors,

F. A. VANDREVALA
Director.

R. K. KANGA
Director.

Mumbai, 23rd April, 2004.

Af-Taab Investment Company Limited

Auditors' Report

To the Members of AF-TAAB INVESTMENT COMPANY LIMITED

We have audited the attached Balance Sheet of Af-Taab Investment Company Limited as at 31st March, 2004, and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;
2. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books;
3. The Balance Sheet, Profit and Loss Account dealt with by this report are in agreement with the books of account;
4. In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the requirements of Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956, to the extent applicable;
5. On the basis of written representations received from the Directors, as on 31st March, 2004 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2004 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;
6. In our opinion, and to the best of our information and according to the explanations given to us, the said Balance Sheet and the Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and also give a true and fair view in conformity with the accounting principles generally accepted in India:
   (a) in case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2004;
   (b) in case of the Profit and Loss Account, of the Loss for the year ended on that date.

For N. M. RAIJI & CO.
Chartered Accountants,

Y. N. THAKKAR
Partner.
Membership No. 33329

Place : Mumbai,
Dated : 23rd April, 2004.



Annexure to the Auditors' Report

(Annexure to the Auditor's report of even date)

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets;

(b) Physical verification of major assets was conducted by the management during the year, which in our opinion is reasonable having regard to the size of the Company and nature of its assets. No material discrepancies were noticed on such verification compared with the book records and were duly confirmed by the third parties;

(c) During the year, the Company has not disposed off any fixed assets;

(ii) (a) The stock of Inventories has been physically verified at reasonable intervals by the management;

(b) In our opinion and according to the information and explanations given to us, the procedures for physical verification of inventories followed by the management is reasonable and adequate in relation to the size of the Company and the nature of its business;

(c) The Company has maintained proper records of inventories and no discrepancies were noticed on physical verification as compared with the book records;

(iii) (a) During the year the Company has not granted any loans Secured or Unsecured to companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. During the year the Company has taken Unsecured loans from a party listed in the register maintained under section 301 of the Companies Act, 1956. It is from one party. The amount taken during the year is Rs. 100,93,00,000 and amount repaid during the year is - Rs. 115,70,50,000.

(b) In our opinion, the rate of interest and other terms and conditions of Unsecured loans taken by the company are prima facie not prejudicial to the interest of the Company.

(c) The Company is regular in payment of principal amount and interest;

(iv) In our opinion, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of shares. During the course of our audit, no major weakness has been noticed in the internal controls;

(v) (a) Based on the audit procedures applied by us and according to the information and explanations given to us, the transactions which need to be entered into the register in pursuance of section 301 of the Companies Act, 1956 during the year are entered;

(b) The transactions entered into the register in pursuance of Section 301 of the Act have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public;

(vii) The Company has an adequate internal audit system, which is conducted by an independent firm of Chartered Accountants, which in our opinion is commensurate with the size and nature of its business;

(viii) According to the information and explanation given to us, maintenance of cost records have not been prescribed by the Central Government under section 209(1) (d) of the Act.

(ix) (a) According to the records of the Company, the company is regular in depositing with appropriate authorities undisputed statutory dues in respect of income-tax, and wealth-tax. The provisions of Provident Fund, Investor Education and Protection Fund, The Employees State Insurance Act, Sales Tax, Customs Duty, Excise Duty and Cess are not applicable to the company;

(b) There are no dues of income tax and wealth tax that have not been deposited on account of any dispute.

(x) The accumulated losses of the Company at the end of the financial year are less than fifty percent of its net worth. The Company has not incurred cash losses in the current financial year but has incurred cash losses in the financial year immediately preceding such financial year;

(xi) During the year the company had no dues to a financial institution or bank or debenture holders.

(xii) Based on our examination and according to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities;

(xiii) The Company is not a chit/nidhi/mutual benefit fund/society;

(xiv) Based on our examination of the records and evaluation of the related internal controls, we are of the opinion that proper records have been maintained of the transactions and contracts and timely entries have been made in those records. We also report that the company has held the investments in its own name;

(xv) On the basis of the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions;

(xvi) The Company has not obtained any term loans.

(xvii) The funds raised on short term basis have been used for long term investments and vice versa, the details of which are:
Short term borrowing of Rs. 2,55,00,000 invested in shares of Vantech Investments Ltd.
Long term Funds raised by Right Issue of Shares of Rs. 29,68,56,000 are utilised for repayment of short-term intercorporate deposits.

(xviii) The company has made preferential/right allotment of shares to parties and companies covered in the register maintained under section 301 of the Companies Act, 1956, based on Valuation of shares done by the management, which in our opinion is prima facie not prejudicial to the interest of the Company;

(xix) During the year the company has not issued any debentures;

(xx) The company has not raised any money by public issues during the year;

(xxi) Based upon the audit procedures performed and information and explanations given by the management, we report that no fraud on or by the company has been noticed or reported during the course of our audit.

For N. M. RAIJI & CO.
Chartered Accountants,

Y. N. THAKKAR
Partner.

Membership No. 33329

Place : Mumbai,
Dated : 23rd April, 2004.

Af-Taab Investment Company Limited

Balance Sheet as at 31st March, 2004

	Schedule	As at 31st March, 2004 Rupees	As at 31st March, 2003 Rupees
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	1	133,920,000	*89,280,000*
Reserves and Surplus	2	695,926,000	*443,710,000*
LOAN FUNDS			
Unsecured Loans	3	1,468,638,000	*1,616,388,000*
		2,298,484,000	***2,149,378,000***
APPLICATION OF FUNDS			
FIXED ASSETS	4		
Gross Block		31,695,243	*27,956,271*
Less : Depreciation		5,772,552	*4,995,415*
Net Block		25,922,691	*22,960,856*
INVESTMENTS	5	2,135,265,431	*2,084,011,301*
DEFERRED TAX ASSET (NET)	6	38,968,292	*62,347,327*
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	7	47,397,173	*93,228,066*
Cash and Bank Balances	8	1,319,430	*318,348*
Loans and Advances	9	12,666,492	*19,832,848*
		61,383,094	*113,379,262*
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Current Liabilities	10	84,820,469	*234,572,606*
		84,820,469	*234,572,606*
NET CURRENT ASSETS		(23,437,374)	*(121,193,344)*
PROFIT AND LOSS ACCOUNT		121,764,961	*101,251,860*
		2,298,484,000	***2,149,378,000***

As per our report annexed
For N. M. RAIJI & CO.
Chartered Accountants,

Y. N. THAKKAR
Partner.

Mumbai, 23rd April, 2004.

For and on behalf of the Board

H. S. VACHHA
P. D. KARKARIA
F. A. VANDREVALA

A. CHARAN
M. GURUNATH
R. K. KANGA — *Directors.*

M. H. PURANDARE — *Company Secretary.*

Mumbai, 23rd April, 2004.


TATA

Profit and Loss Account for the year ended 31st March, 2004

	Schedule	2003-04 Rupees	2002-03 Rupees
INCOME			
Income from Operations	11	36,158,708	30,001,256
Sales		108,224,058	5,806,161
Other Income	12	10,724,020	10,802,532
		155,106,786	**46,609,949**
EXPENDITURE			
Establishment & Other Expenses	13	2,656,447	2,479,425
Purchases		11,284,800	17,981,064
Interest on Inter Corporate Deposits		93,946,476	133,004,575
Depreciation		777,134	545,155
Provision for Permanent Diminution in Value of Investments		—	535,300
		108,664,857	154,545,519
Add/(Less):Decrease/(Increase) in Stock	14	45,830,893	6,707,484
		154,495,750	161,253,003
PROFIT/(LOSS) FOR THE YEAR BEFORE TAX		611,036	(114,643,054)
Income tax adjustment for earlier years		2,254,899	—
Provision for Deferred Tax		(23,379,035)	40,243,938
PROFIT/(LOSS) FOR THE YEAR AFTER TAX		(20,513,100)	(74,399,116)
Add: Transfer from General Reserve		—	—
Balance brought forward from Previous Year		(101,251,860)	(26,852,744)
Balance carried to Balance Sheet		**(121,764,960)**	**(101,251,860)**

As per our report annexed
For N. M. RAIJI & CO.
Chartered Accountants,

Y. N. THAKKAR
Partner.

Mumbai, 23rd April, 2004.

For and on behalf of the Board

H. S. VACHHA
P. D. KARKARIA
F. A. VANDREVALA

A. CHARAN
M. GURUNATH
R. K. KANGA
} *Directors.*

M. H. PURANDARE — *Company Secretary.*

Mumbai, 23rd April, 2004.

Schedules annexed to and forming part of the Accounts

SCHEDULE "1": SHARE CAPITAL

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Authorised :		
15,00,000 *(Previous Year 10,00,000)* Equity Shares of Rs. 100 each	**150,000,000**	***100,000,000***
Issued, Subscribed and Paid up :		
13,39,200 *(Previous Year 8,92,800)* Equity Shares of Rs. 100 each	**133,920,000**	***89,280,000***

Of the above shares :

1. 74,400 Equity Shares are allotted as fully paid Bonus Shares by capitalising Rs. 74,40,000 out of General Reserve.
2. 13,39,200 *(Previous Year 8,92,800)* Equity Shares are held by The Tata Power Company Limited, the Holding Company.

SCHEDULE "2": RESERVES AND SURPLUS

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Share Premium Account		
Balance brought forward	426,560,000	*426,560,000*
Add: Received during the year	252,216,000	
	678,776,000	
Special Reserve Fund		
Balance brought forward	17,150,000	*17,150,000*
	695,926,000	***443,710,000***

SCHEDULE "3": UNSECURED LOANS

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Inter Corporate Deposits	1,468,638,000	*1,616,388,000*
	1,468,638,000	***1,616,388,000***



Schedules annexed to and forming part of the Accounts

SCHEDULE "4" : FIXED ASSETS

ASSETS	COST				DEPRECIATION				NET VALUE
	As at 1.4.2003 Rupees	Additions Rupees	Deductions Rupees	As at 31.03.2004 Rupees	As at 1.4.2003 Rupees	On Deductions Rupees	For the year Rupees	As at 31.03.2004 Rupees	As at 31.03.2004 Rupees
Owned Assets (Not Leased Out)									
Building	25,532,071 *(25,532,071)*	— *(—)*	— *(—)*	25,532,071 *(25,532,071)*	4,533,741 *(4,117,568)*	— *(—)*	416,173 *(416,173)*	4,949,914 *(4,533,741)*	20,582,157 *(20,998,330)*
Computers	156,230 *(156,230)*	— *(—)*	— *(—)*	156,230 *(156,230)*	52,087 *(26,763)*	— *(—)*	25,324 *(25,324)*	77,411 *(52,087)*	78,819 *(104,143)*
(A)	**25,688,301** ***(25,688,301)***	**—** ***(—)***	**—** ***(—)***	**25,688,301** ***(25,688,301)***	**4,585,828** ***(4,144,331)***	**—** ***(—)***	**441,497** ***(441,497)***	**5,027,325** ***(4,585,828)***	**20,660,976** ***(21,102,473)***
Owned Assets (Leased out)									
Transformers	2,266,970 *(2,297,032)*	3,551,608 *(—)*	— *(30,062)*	5,818,578 *(2,266,970)*	408,587 *(308,813)*	— *(3,885)*	220,492 *(103,659)*	629,079 *(408,587)*	5,189,499 *(1,858,383)*
Office Equipment	— *(—)*	39,986 *(—)*	— *(—)*	39,986 *(—)*	— *(—)*	— *(—)*	33,863 *(—)*	33,863 *(—)*	6,123 *(—)*
Computer	1,000 *(1,000)*	147,378 *(—)*	— *(—)*	148,378 *(1,000)*	1,000 *(1,000)*	— *(—)*	81,285 *(—)*	82,285 *(1,000)*	66,093 —
(B)	**2,267,970** ***(2,298,032)***	**3,738,972** ***(—)***	**—** ***(30,062)***	**6,006,942** ***(2,267,970)***	**409,587** ***(309,813)***	**—** ***(3,885)***	**335,640** ***(103,659)***	**745,227** ***(409,587)***	**5,261,715** ***(1,858,383)***
Total (A)+(B)	**27,956,271** ***(27,986,333)***	**3,738,972** ***(—)***	**—** ***(30,062)***	**31,695,243** ***(27,956,271)***	**4,995,415** ***(4,454,144)***	**—** ***(3,885)***	**777,137** ***(545,156)***	**5,772,552** ***(4,995,415)***	**25,922,691** ***(22,960,856)***

Figures in brackets pertain to previous year.

SCHEDULE "5" : INVESTMENTS (AT COST)

	Face Value per unit Rupees	As at March 31, 2004 Holding	As at March 31, 2004 Book Value Rupees	*As at March 31, 2003 Holding*	*As at March 31, 2003 Book Value Rupees*
LONG TERM NON-TRADE INVESTMENTS					
QUOTED					
EQUITY SHARES FULLY PAID-UP					
1) Trent Ltd	10	451,268	52,830,186	*451,268*	*52,830,186*
2) The Indian Hotels Co. Ltd	10	—	—	*2,544*	*53,869*
3) The Tata Iron and Steel Co. Ltd	10	—	—	*12,145*	*971,600*
4) Tata Finance Ltd	10	722,222	50,313,750	*500,000*	*40,313,750*
5) Tata Elxsi Ltd	5	30,000	2,367,608	*30,000*	*2,367,608*
6) Tata Motors Ltd (Formerly Telco Ltd)	10	256	30,720	*1,250*	*80,581*
7) Tata Investment Corporation Ltd	10	988,976	59,691,553	*1,063,531*	*64,191,693*
8) Nelco Ltd	10	268,460	21,424,923	*268,460*	*21,424,923*
DEBENTURES					
9) J. K. Synthetics Ltd -12.5% Secured Redeemable Partly Convertible Debentures (Non Convertible Part) (Refer Note 1)	155	200	30,941	*200*	*36,000*
10) Hindustan Lever Ltd - 9% Secured Fully paid Redeemable Non-Convertible Bonus Debentures	6	21,000	126,000	—	—
PREFERENCE SHARES					
11) Tata Finance Ltd - 9% Cumulative Convertible Preference Shares (CCP)	100	—	—	*100,000*	*10,000,000*
TOTAL OF QUOTED INVESTMENTS			186,815,681		*192,270,210*

Af-Taab Investment Company Limited

Schedules annexed to and forming part of the Accounts

SCHEDULE "5" : INVESTMENTS (AT COST) *(Contd..)*

LONG TERM NON-TRADE INVESTMENTS	Face Value per unit Rupees	As at March 31, 2004 Holding	As at March 31, 2004 Book Value Rupees	*As at March 31, 2003 Holding*	*As at March 31, 2003 Book Value Rupees*
UNQUOTED					
EQUITY SHARES FULLY PAID-UP					
12) Aerospace Systems Pvt Ltd	10	180,000	1,800,000	*180,000*	*1,800,000*
13) Dynamic Advertising Research Team. Pvt Ltd	100	996	99,600	*996*	*99,600*
14) Rujuvalika Investments Ltd	10	183,333	3,000,000	*183,333*	*3,000,000*
15) Tata International Ltd	1000	12,000	69,948,002	*12,000*	*69,948,002*
16) Tata Industries Ltd	100	882,943	105,705,500	*567,606*	*74,171,800*
17) Tata Projects Ltd	100	22,500	10,166,270	*22,500*	*10,166,270*
18) TBW Publishing Pvt Ltd	10	100	1,000	*100*	*1,000*
19) Tata Services Ltd	1000	552	554,739	*912*	*916,539*
20) The Associated Building Co. Ltd	900	425	384,415	*425*	*384,415*
21) Taj Air Ltd (Formerly Megapode Airlines Ltd)	10	4,200,000	42,000,000	*4,200,000*	*42,000,000*
22) Tata Sons Ltd	1000	2,100	1,688,349,000	*2,100*	*1,688,349,000*
23) Tata Consultancy Services Ltd (Formerly Orchid Print (India) Ltd)	10	60,159	932,465	*60,159*	*932,465*
24) Vantech Investments Ltd	10	995,000	25,531,700	—	—
DEBENTURES					
25) Gujarat Narmada Valley Fertilizers Co. Ltd - 15.5% Secured Redeemable Non-Convertible Debentures (Rs. 8 paid up)	40	1,000	8,000	*1,000*	*8,000*
PREFERENCE SHARES					
26) Natural Plants Products India Ltd - 7% Non Cumulative Redeemable Preference Shares	100	4,993	499,300	*4,993*	*499,300*
TOTAL OF UNQUOTED INVESTMENTS			**1,948,979,991**		***1,892,276,391***
			2,135,795,672		*2,084,546,601*
LESS: Provision for Permanent Diminution In Value of Investments (Refer Note 2)			530,241		*535,300*
TOTAL			**2,135,265,431**		***2,084,011,301***
Cost			186,815,681		*192,270,210*
Market Value			311,815,384		*178,018,588*
Aggregate Value of Unquoted Investments: Cost			1,948,979,991		*1,892,276,391*

Note:

1. These Debentures were to be redeemed in full by December 14,1997, but amount is yet to be received.
2. The Provision for Permanent Diminution in Value of Investments is been made for 200, 12.5%, Secured Redeemable Partly Convertible Debentures of J. K. Synthetics Ltd and 4993, 7% Non Cumulative Redeemable Preference Shares of Natural Plant Products India Ltd.


TATA

SCHEDULE "6" : DEFERRED TAX

	Deferred Tax asset/(liability) as at April 1, 2003 Rs.	Current year credit/(charge) Rs.	Deferred Tax asset/(liability) as at March 31, 2004 Rs.
Deferred Tax Asset			
Carried forward tax losses			
- Unabsorbed Depreciation	1,112,676	(7,753)	1,104,923
- Business/ Short Term Capital Loss	47,831,500	(20,226,654)	27,604,846
	48,944,176	(20,234,407)	28,709,769
Long Term Capital Loss	8,108,094	(3,170,007)	4,938,087
Expenses incurred on increase in Authorised Capital	58,212	72,373	130,585
Provision for Doubtful Advances and Deposits	10,043,321	239,456	10,282,777
	67,153,803	**(23,092,585)**	**44,061,218**
Deferred Tax Liability			
Difference between book and tax depreciation	(4,806,476)	(286,450)	(5,092,926)
	(4,806,476)	**(286,450)**	**(5,092,926)**
Net Deferred Tax Asset	**62,347,327**	**(23,379,035)**	**38,968,292**

SCHEDULE "7" : STOCK-IN-TRADE

	Face Value per unit Rupees	As at March 31, 2004 Holding	As at March 31, 2004 Amount Rupees	*As at March 31, 2003 Holding*	*As at March 31, 2003 Amount Rupees*
1) ACC Ltd	10	—	—	*34,670*	*4,791,394*
2) Ahmedabad Electricity Co. Ltd	10	65,862	3,102,100	*564,292*	*26,578,153*
3) Bharat Earth Movers Ltd	10	—	—	*20,000*	*381,793*
4) Ballarpur Industries Ltd	10	22,600	815,860	*42,600*	*1,537,860*
5) Bharat Petroleum Corporation Ltd	10	8,000	1,782,000	*8,000*	*1,782,000*
6) Britannia Industries Ltd	10	8,500	4,250,000	*8,500*	*4,250,000*
7) Cipla Ltd	10	—	—	*11,000*	*7,865,000*
8) Corporation Bank Ltd	10	—	—	*2,400*	*177,600*
9) Cummins India Ltd	2	—	—	*10,000*	*520,000*
10) Dr Reddy's Laboratories Ltd	5	—	—	*2,500*	*2,236,750*
11) Elcot Power Controls Ltd	10	1,000	1	*1,000*	*1*
12) GTL Ltd	10	42,200	2,247,150	*42,200*	*2,247,150*
13) Gujarat Ambuja Cements Ltd	10	—	—	*3,000*	*479,250*
14) Housing Development Finance Corp Ltd	10	—	—	*3,728*	*427,471*
15) Hindustan Lever Ltd	1	21,000	3,087,000	*21,000*	*3,087,000*
16) Hindustan Petroleum Corporation Ltd	10	10,000	2,012,932	*10,000*	*2,012,932*
17) Indian Petrochemicals Ltd	10	—	—	*2,159*	*117,126*

SCHEDULE "7" : STOCK-IN-TRADE *(Contd..)*

	Face Value per unit Rupees	As at March 31, 2004 Holding	As at March 31, 2004 Amount Rupees	*As at March 31, 2003 Holding*	*As at March 31, 2003 Amount Rupees*
18) Indian Oil Corporation Ltd (Bonus Shares)	10	1,500	181,125	3,000	543,383
19) Infosys Technologies Ltd	5	2,212	8,155,755	2,350	8,664,568
20) ITC Ltd	10	—	—	8,500	5,346,500
21) India Cements Ltd	10	13,500	175,500	13,500	175,500
22) J.K. Synthetics Ltd	10	1,700	1	1,700	1
23) Larsen & Toubro Ltd	10	—	—	7,340	565,263
24) Madras Cement Ltd	100	—	—	1,675	5,778,750
25) ONGC Ltd	10	17,000	2,894,384	17,000	2,894,384
26) Pfizer Ltd	10	10,000	3,100,000	10,000	3,100,000
27) Power Trading Corporation of India Ltd	10	705,300	11,284,800		
28) Ranbaxy Laboratories Ltd	10	11,907	4,308,565	11,907	4,308,565
29) Reliance Industries Ltd	10	—	—	10,909	3,005,430
30) Surat Electricity Co. Ltd	10	—	—	4,798	225,178
31) TVS-Suzuki Ltd	10	—	—	4,800	81,269
32) Wimco Ltd	10	—	—	7,900	47,795
			47,397,173		**93,228,066**

SCHEDULE "8" : CASH AND BANK BALANCE

	At at March 31, 2004 Rupees	*As at March 31, 2003 Rupees*
With Scheduled Banks :		
In Current Accounts	1,319,430	318,348
	1,319,430	**318,348**



Schedules annexed to and forming part of the Accounts

SCHEDULE "9": LOANS & ADVANCES

(Unsecured – considered good unless otherwise stated)

		At at March 31, 2004 Rupees		As at March 31, 2003 Rupees
Interest Receivable on Debentures				
Considered good	—		—	
Considered doubtful	5,710		5,710	
	5,710		5,710	
Less: Provision for Doubtful Interest Receivable on Debentures	5,710	—	5,710	—
Interest Receivable on Deposit				
Considered good	—	—		
Considered doubtful	427,415		427,415	
	427,415		427,415	
Less: Provision for Doubtful Interest Receivable on Deposit	427,415	—	427,415	—
Share Application Money		—		—
Loan				
Natural Plant Products India Ltd. (Considered doubtful)	26,109,027		26,109,027	
Less: Provision for Doubtful Loan	26,109,027	—	26,109,027	—
Other Deposit				
Considered Good	—	—		
Considered Doubtful	288,034		288,035	
	288,034		288,035	
Less: Provision for Doubtful Deposit	288,034	—	288,035	—
Advances recoverable in Cash or in kind or for value to be received				
Considered good	1,520,149		1,506,865	
Considered doubtful	1,302,366		1,302,366	
	2,822,515		2,809,231	
Less: Provision for Doubtful Advances	1,302,366	1,520,149	1,302,366	1,506,865
Advance Tax (Net of Provision)		11,146,343		18,325,983
		12,666,492		**19,832,848**

SCHEDULE "10": CURRENT LIABILITIES

	As at March 31, 2004 Rupees	As at March 31, 2003 Rupees
Other Liabilities	20,040,978	39,991,948
Interest accrued but not due on ICDs	64,779,494	194,580,658
	84,820,472	**234,572,606**

Af-Taab Investment Company Limited

Schedules annexed to and forming part of the Accounts

SCHEDULE "11": INCOME FROM OPERATIONS

	For the period 2003-04 Rupees	For the period 2002-03 Rupees
Dividend on Shares (TDS Rs. Nil; *Previous year 18,89,546)*		
- From Investments	15,119,111	*15,493,882*
- From Securities treated as Stock	3,123,610	*2,473,235*
Profit on Sale of Investment	17,915,987	*9,159,665*
Brokerage (Gross) (Tax Deducted at Source Nil *Previous Year Rs.1,71,495)*	—	*2,874,474*
	36,158,708	***30,001,256***

SCHEDULE "12": OTHER INCOME

	For the period 2003-04 Rupees	For the period 2002-03 Rupees
Leave and Licence Fees (Gross) (Tax Deducted at Source Rs. 19,20,276 *Previous Year Rs.19,67,112)*	9,367,200	*9,367,200*
Interest received on ICD (Gross) (Tax Deducted at Source Rs. Nil *Previous Year Rs.1,09,197)*	—	*421,613*
Profit on Sale of Asset	—	*273,823*
Advance Written off Recovered	—	*499,300*
Provision in Permanent Diminution Written back	5,059	*213,092*
Interest on Income Tax refund (A.Y. 2001-02)	570,500	—
Interest on Income Tax refund (A.Y. 2002-03)	739,352	—
Lease Rental	41,909	*27,504*
	10,724,020	***10,802,532***

SCHEDULE "13" : ESTABLISHMENT & OTHER EXPENSES

		For the period 2003-04 Rupees	For the period 2002-03 Rupees
Staff Welfare Expenses		—	*16,750*
Rates and Taxes		1,111,380	*1,111,380*
Miscellaneous Expenses		12,279	*57,923*
Profession Tax		1,920	*1,920*
Legal Expenses		303,410	*5,500*
Professional Fees		621,269	*638,163*
Directors' Sitting Fees		98,000	*80,000*
Internal Audit Fees		10,800	*13,500*
Auditors' Remuneration :			
Audit Fees	25,000		25,000
Tax Audit Fees and Taxation Matters	10,000		10,500
Certification Work	24,840		18,050
Out of Pocket Expenses	6,560		5,000
		66,400	*58,550*
Insurance Premium		35,423	*37,313*
Dematerialisation Charges		45,566	*4,892*
Share Issue Expenses		350,000	
Brokerage paid on ICD		—	453,534
		2,656,447	***2,479,425***



Schedules annexed to and forming part of the Accounts

SCHEDULE "14' : DECREASE / (INCREASE) IN STOCK

	For the period 2003-04 Rupees	For the period 2002-03 Rupees
Stock - 1st April, 2003	93,228,066	99,935,550
Stock - 31st March, 2004	47,397,173	93,228,066
DECREASE / (INCREASE) IN STOCK	**45,830,893**	**6,707,484**

SCHEDULE "15": NOTES FORMING PART OF THE ACCOUNTS

1. Accounting Policies :

   (a) Basis of Accounting :

   The accounts have been prepared on the basis of historical cost convention on an accrual basis.

   (b) Fixed Assets :

   Fixed Assets are stated at cost less depreciation. Cost comprises the purchase price and any attributable cost of bringing the asset to working condition for its intended use.

   (c) Depreciation :

   Depreciation is charged as per Schedule XIV of the Companies Act, 1956, on Straight Line Method.

   (d) Revenue Recognition :

   Dividend income from Investments and Securities treated as stock is accounted on an accrual basis.

   (e) Investments :

   Purchases of securities of Companies with the Tata group are considered as investments. Investments in debentures of all the Companies are considered as Investments. Investments are valued at purchase price including related expenses. Expenses for dematerialisation of shares have been written off. Provision for diminution in value of long term investments is made to the extent that such decline in the opinion of the Board of Directors is considered to be other than temporary taking into account relevant factors affecting the investments.

   (f) Inventories :

   Closing inventory, is valued at Average Cost or Market value, whichever is lower. Expenses for dematerialisation of shares have been written off.

   (g) Share Issue Expenses

   Share Issue Expenses incurred has been charged to Profit and Loss Account in the year in which it is incurred.

   (h) Taxes on Income :

   (a) Current Tax :

   Provision for Income Tax is determined in accordance with the provisions of the Income Tax Act, 1961.

   (b) Deferred Tax Provision :

   Deferred Tax is recognised on timing differences being the difference between taxable income and Accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

2. Contingent Liability :

   Income-tax Appeals pending Rs. 4,200,000/-.

Af-Taab Investment Company Limited

Schedules annexed to and forming part of the Accounts

3. Details of Shares treated as Stock : (Quantity in Nos.)

	Name of the Company	Opening Stock Qty.	Value (Rs.)	Purchases Conversion/Bonus Qty.	Value (Rs.)	Sales Conversion Qty.	Value (Rs.)	Closing Stock Qty.	Value (Rs.)
1.	ACC Ltd.	34670	4791394	—	—	34670	7575338	—	—
2.	Ahmedabad Electricity Co. Ltd.	564292	26578153	—	—	498430	40416231	65862	3102100
3.	Bharat Earth Movers Co. Ltd.	20000	381793	—	—	20000	4228312	—	—
4.	Ballarpur Industries Ltd.	42600	1537860	—	—	20000	1547831	22600	815860
5.	Bharat Petroleum Corp. Ltd.	8000	1782000	—	—	0	0	8000	1782000
6.	Britannia Industries Ltd.	8500	4250000	—	—	0	—	8500	4250000
7.	Cipla Limited	11000	7865000	—	—	11000	14024910	—	—
8.	Corporation Bank Ltd.	2400	177600	—	—	2400	393488	—	—
9.	Cummins India Ltd.	10000	520000	—	—	10000	871210	—	—
10.	Dr. Reddys Laboratories Ltd.	2500	2236750	—	—	2500	3473909	—	—
11.	Elcot Power Control Ltd.	1000	1	—	—	—	—	1000	1
12.	GTL Ltd.	42200	2247150	—	—	—	—	42200	2247150
13.	Gujarat Ambuja Cement Ltd.	3000	479250	—	—	3000	638530	—	—
14.	Housing Development Finance Corporation Ltd.	3728	427471	—	—	3728	2178471	—	—
15.	Hindustan Lever Ltd.	21000	3087000	—	—	—	—	21000	3087000
16.	Hindustan Petroleum Corporation Ltd.	10000	2012932	—	—	—	—	10000	2012932
17.	Indian Petrochemicals Ltd.	2159	117126	—	—	2159	435725	—	—
18.	Indian Oil Corporation Ltd.	3000	543383	1500	—	3000	1174784	1500	181125
19.	Infosys Technologies Ltd.	2350	8664568	—	—	138	597976	2212	8155755
20.	ITC Ltd.	8500	5346500	—	—	8500	7125560	—	—
21.	India Cements Ltd.	13500	175500	—	—	—	—	13500	175500
22.	J.K. Synthetics Ltd.	1700	1	—	—	—	—	1700	1
23.	Larsen & Toubro Ltd.	7340	565263	—	—	7340	2479226	—	—
24.	Madras Cements Ltd.	16750	5778750	—	—	16750	11440517	—	—
25.	ONGC Ltd.	17000	2894384	—	—	—	—	17000	2894384
26.	Pfizer Ltd.	10000	3100000	—	—	—	—	10000	3100000
27.	Power Trading Corporation of India Ltd.	—	—	705300	11284800			705300	11284800
28.	Ranbaxy Laboratories Ltd.	11907	4308565	—	—	—	—	11907	4308565
29.	Reliance Industries Ltd	10909	3005430	—	—	10909	5248206	—	—
30.	Surat Electricity Co. Ltd.	4798	225178	—	—	4798	892195	—	—
31.	TVS Suzuki Ltd.	4800	81269	—	—	4800	3250704	—	—
32.	Wimco Ltd.	7900	47795	—	—	7900	230934	—	—
	Total		**93228066**		**11284800**		**108224057**		**47397173**

4. Additional information pursuant to Schedule VI, Part II to the Companies Act, 1956, has not been furnished to the extent not applicable.
5. Previous year's figures have been regrouped wherever necessary to conform to the classification adopted for the current year.
6. Balance Sheet Abstract and Company's General Business Profile is annexed herewith.

As per our report annexed
For N. M. RAIJI & CO.
Chartered Accountants,

Y. N. THAKKAR
Partner.

Mumbai, 23rd April, 2004.

For and on behalf of the Board

H. S. VACHHA
P. D. KARKARIA
F. A. VANDREVALA — *Directors.*
A. CHARAN
M. GURUNATH
R. K. KANGA

M. H. PURANDARE — *Company Secretary.*

Mumbai, 23rd April, 2004


TATA

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. 21037 State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 2004 (Year)

II. Capital raised during the year
(Amount in Rupees Thousands)

Public Issue	Rights Issue
NIL	296856
Bonus Shares	**Private Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds
(Amount in Rupees Thousands)

Total Liabilities	Total Assets
2298484	2298484

Sources of Funds :

Paid-up Capital	Reserves & Surplus
1339920	695926
Secured Loans	**Unsecured Loans**
NIL	1468638

Application of Funds :

Net Fixed Assets	Investments
25923	2135265
Net Current Assets	**Miscellaneous Expenditure**
-23437	–
Accumulated Losses	**Deferred Tax (Net)**
121765	38968

IV. Performance of the Company
(Amount in Rupees Thousands)

Turnover (Gross Revenue)	Total Expenditure
155107	154496
(+ / –) Profit/Loss before Tax	**(+ / –) Profit/Loss after Tax**
+611	–20513
Earnings per Shares (Weighted Average)	**Dividend Rate %**
-15.32	–

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Not Applicable.

Chemical Terminal Trombay Limited

BOARD OF DIRECTORS (As on 30th April, 2004)

A. J. Engineer, *Chairman*

F. N. Subedar

F. A. Vandrevala

P. R. Menon

D. M. Narvekar, *Executive Director*

GENERAL MANAGER (FINANCE) & COMPANY SECRETARY

V. R. Kudtarkar

AUDITORS

S. B. Billimoria & Co.
Chartered Accountants

BANKERS

American Express Bank Ltd., Mumbai

Union Bank of India, Mumbai

State Bank of India, Mumbai

Punjab National Bank, Mumbai

Standard Chartered Grindlays Bank Ltd., Mumbai

Central Bank of India, Mumbai

REGISTERED OFFICE

Pir Pau Installation,
Near MbPT Pump House,
Behind Tata Power Company's Unit V
Power Station,
Trombay, Chembur,
Mumbai 400 074.


TATA

Directors' Report

TO

THE MEMBERS,

The Directors have pleasure in submitting the Thirty-fourth Annual Report along with the Audited Statement of Accounts for the year ended 31st March, 2004.

2. FINANCIAL RESULTS :

(Figures rounded off to the nearest '00)

	Rupees	*Previous Year Rupees*
Profit after providing for Depreciation and Exceptional Items	5,87,90,800	*3,90,57,100*
Provision for Taxation	60,00,000	*1,40,00,000*
	5,27,90,800	*2,50,57,100*
Add/(Less) : Deferred Tax	(3,25,99,000)	*53,45,000*
Profit after Tax	2,01,91,800	*3,04,02,100*
Balance brought forward	6,04,16,500	*4,78,39,400*
Surplus available for appropriations	8,06,08,300	*7,82,41,500*
Appropriations :		
Dividend		
Interim	1,47,84,000	*1,47,84,000*
Tax on Dividend	18,94,200	—
	1,66,78,200	*1,47,84,000*
Transfer to General Reserve	20,20,000	*30,41,000*
Balance to be carried forward	6,19,10,100	*6,04,16,500*

3. DIVIDEND :

An Interim Dividend of Rs.70 per share on 2,11,200 equity shares for the period under review amounting to Rs.147.84 lakhs, exclusive of Dividend Tax *(Previous Year : Dividend - Rs.70.00 per share)* was declared by the Board of Directors on 17th July, 2003 and paid subsequently.

The Directors do not recommend a Final Dividend for the year ended 31st March, 2004.

4. OPERATIONS :

The Company provides terminalling services mainly to the importers and exporters of bulk liquid chemicals located in the hinterland, comprising of the Thane-Belapur Road, Raigad, Patalganga and Nagothane belt.

The petroleum and commodity chemical prices remained highly volatile due to war conditions prevailing in Iraq which affected the volumes handled by Chemical and Petrochemical Industries. The situation coupled with the Octroi problem faced at the beginning of the year resulted in keen competition amongst established terminalling players, bringing the terminalling service charges under considerable pressure. However, these conditions appear to be slowly coming under control of late.

After providing Rs.77.20 lakhs towards depreciation and Rs.16.95 lakhs towards loss on sale of long term investment, Rs.60 lakhs towards tax and after deducting Rs.325.99 lakhs towards deferred tax, the profit after tax works out to Rs. 201.92 lakhs as against Rs. 304.02 lakhs during the previous year. Under the circumstances, Company's performance is satisfactory.

With a view to increase the customer base as also to enhance the product handling profile, the Company is augmenting the storage capacity by adding 5 nos. tanks which would increase the capacity by 8,834 kls. which works out to 26% increase over the present capacity of 33,400 kls. The expansion is scheduled to be completed by the end of the current financial year 2004-2005 together with Fire Water Storage Augmentation Project in conformity with the latest (12th – 1998) version of the Tariff Advisory Committee Regulations.

The Company is exploring the possibility of acquiring tankfarm facilities at the other ports. The multi-location capability would enable the Company to service more customers and handle wider range of liquid products. The Company is also exploring business opportunities that are necessarily synergic and add value to the core activities.

The performance of the Company during the current year would depend upon the progress of the petrochemical commodity chemicals industry.

Environment, Health and Safety

The Company has always considered effective management of the natural and work place environment to be one of its highest priorities. The Company reaffirms that commitment and pledge continued efforts to improve its environment and work place.

The Company shall :

(i) Seek continuous improvement in environment, health and safety performance.

(ii) Maintain safe and environmentally sound operations.

(iii) Contribute to the common effort to protect the natural and work place environment.

(iv) Communicate with employees on environmental, health and safety issues.

5. DIRECTORS' RESPONSIBILITY STATEMENT :

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representations received from the Operating Management, confirm that :

(i) in the preparation of the Annual Accounts, the applicable accounting standards have been followed alongwith proper explanations relating to all material departures;

(ii) they have, in the selection of the accounting policies consulted the Statutory Auditors and have applied them consistently and made judgement and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year or of the profit of the Company for that period;

(iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) they have prepared the annual accounts on a going concern basis.



6. **PARTICULARS OF EMPLOYEES :**

None of the employees of the Company were in receipt of remuneration in the aggregate equivalent to the sum prescribed, as would attract disclosure requirements under Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975.

7. **DIRECTORS :**

(i) The Central Government in exercise of the powers conferred on it under Sub Section (5B) of Section 309 of the Companies Act, 1956 permitted the waiver of recovery of net excess managerial remuneration amounting to Rs. 21,209/- paid to late Ram Gidwaney, the then Managing Director of the Company, during the years 1975-76 and 1976-77.

(ii) In accordance with the requirements of the Companies Act, 1956 and the Articles of Association of the Company, Mr. A. J. Engineer and Mr. F. N. Subedar retire by rotation and are eligible for re-appointment.

8. **CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGOINGS :**

As the Company is engaged only in distribution and servicing activities of bulk liquid chemicals and has no activity pertaining to manufacturing, furnishing of details pertaining to conservation of energy and technology absorption are not applicable.

Foreign Exchange earnings were Rs. Nil and total expenditure incurred in foreign exchange was Rs. 20,900/- during the year.

9. **PUBLIC DEPOSITS :**

The Company has not accepted any public deposits during the period under review.

10. **INDUSTRIAL RELATIONS :**

Industrial relations continue to be cordial both at the Company's office and Trombay Terminal. The Management continued its drive towards healthy environment and safe operating practices at the Trombay Terminal by conducting regular training programmes for safety and environment protection awareness amongst the employees including mock fire drills. Lectures by outside faculty members on safety and fire fighting operations were arranged with audio-visual aids for the benefit of the operating staff.

The Directors wish to record their appreciation for the contribution made by all employees in the organisation.

11. **AUDITORS :**

(i) Members are requested to appoint Auditors for the current year and to fix their remuneration.

(ii) M/s. S. B. Billimoria & Co., the Company's Auditors are eligible for re-appointment. A certificate under Section 224(1B) of the Companies Act, 1956, has been obtained from them.

On behalf of the Board of Directors
For CHEMICAL TERMINAL TROMBAY LIMITED
A. J. ENGINEER
Chairman.

Mumbai, 30th April, 2004

Auditors' Report

TO THE MEMBERS OF
Chemical Terminal Trombay Limited

1. We have audited the attached Balance Sheet of CHEMICAL TERMINAL TROMBAY LIMITED as at 31st March, 2004 and the Profit and Loss Account of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above :

   (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company, so far as it appears from our examination of those books;

   (c) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;

   (d) in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

   (e) in our opinion and to the best of our information and according to explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2004; and

      (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date.

5. On the basis of the written representations from the directors, taken on record by the Board of Directors, none of the directors is disqualified as at 31st March, 2004 from being appointed as a director under Section 274(1)(g) of the Companies Act, 1956.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.
(Membership No. 15860)

Mumbai, 30th April, 2004



Annexure to the Auditors' Report

(Referred to in paragraph 3 of our report of even date)

(i) The nature of the Company's business/activities during the year is such that clauses (ix), (xi), (xii), (xiv), (xviii), (xix) and (xx) of Companies (Auditor's Report) Order, 2003 are not applicable.

(ii) In respect of its fixed assets :

(a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) As per the information and explanations given to us, fixed assets other than those leased, have been physically verified during the year by the Management in accordance with the established system of verification once in a year. In our opinion, the frequency of verification is reasonable. In respect of leased fixed assets, the Company has obtained letters from the respective lessees confirming the existence and condition of the assets.

(c) Although a substantial/major part of the leased fixed assets have been disposed off during the year, in our opinion and according to the information and explanations given to us, the ability of the Company to continue as a going concern is not affected.

(iii) The nature of the Company's operations is such that stocking of stores purchased for any appreciable length of time is not involved.

(iv) In respect of loans, secured or unsecured, granted by the Company to companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956, according to information and explanations given to us :

(a) The Company has granted during the year loans aggregating Rs. 125 lakhs to two parties. At the year-end, the outstanding balance of such loans granted aggregated Rs. 75 lakhs from one party.

(b) In our opinion, the rate of interest and other terms and conditions of such loans are *prima facie* not prejudicial to the interests of the Company.

(c) The recoveries of principal amounts and interest have been regular/as per stipulations during the year.

(d) As explained to us, there were no overdue amounts of over Rs. 1 lakh that remained outstanding at the year-end.

(v) In respect of loans, secured or unsecured, taken by the Company from companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956, according to information and explanations given to us :

(a) The Company has taken loans aggregating Rs. 1,000 lakhs from one party, the outstanding balance of which at the year-end was Nil.

(b) In our opinion, the rate of interest and other terms and conditions of such loans are *prima facie* not prejudicial to the interests of the Company.

(c) The payments of principal amounts and interest have been regular/as per stipulations during the year.

(vi) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for purchases of stores and fixed assets.

(vii) In respect of transactions entered in the Register maintained in pursuance of Section 301 of the Companies Act, 1956 :

(a) To the best of our knowledge and belief and according to the information and explanations given to us, transactions that needed to be entered into the register have been so entered.

(b) According to the information and explanations given to us, in case of transactions in excess of Rs. 5 lakhs in respect of any party, the transactions have been made at prices which are *prima facie* reasonable having regard to the prevailing market prices at the relevant time.

(viii) The Company has not accepted any fixed deposit from the public.

(ix) In our opinion, the internal audit functions carried out during the year by a firm of Chartered Accountants appointed by the Management have been commensurate with the size of the Company and the nature of its business.

(x) According to the information and explanations given to us in respect of statutory and other dues :

(a) The Company has been regular in depositing undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales-tax, Wealth tax and other statutory dues with the appropriate authorities during the year.

(b) There were no disputed dues outstanding as at 31st March, 2004.

(xi) As per the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securites.

(xii) In our opinion and according to the information and explanations given to us, the terms and conditions of the guarantees given by the Company for loans taken by others from banks and financial institutions, are not *prima facie* prejudicial to the interest of the Company.

(xiii) To the best of our knowledge and belief and according to the information and explanations given to us, the Company has not availed of any term loans during the year.

(xiv) According to the cash flow statement and other records examined by us and the information and explanations given to us, on an overall basis, funds raised on the short term basis have, *prima facie*, not been used during the year for long term investment.

(xv) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.
(Membership No. 15860)

Mumbai, 30th April, 2004

Chemical Terminal Trombay Limited

Balance Sheet as at 31st March, 2004

	Schedule No./Page	Rupees	As at 31.3.2003 Rupees
SOURCES OF FUNDS :			
(1) SHAREHOLDERS' FUNDS			
(a) Capital	A/152	2,11,20,000	2,11,20,000
(b) Reserves and Surplus	B/152	33,96,74,100	33,61,60,500
		36,07,94,100	35,72,80,500
(2) LOAN FUNDS :			
Unsecured Loans	C/152	27,37,500	31,13,600
(3) DEFERRED TAX LIABILITY		1,90,12,000	—
TOTAL		**38,25,43,600**	**36,03,94,100**
APPLICATION OF FUNDS :			
(1) FIXED ASSETS :	D/153		
(a) Gross Block		15,67,54,900	25,66,10,000
(b) *Less :* Depreciation to date		9,84,42,600	19,21,17,100
(c) Net Block		5,83,12,300	6,44,92,900
(d) Capital Work-in-Progress (including advances)		29,93,800	5,25,500
(2) INVESTMENTS	E/154	30,69,99,300	25,91,27,000
(3) DEFERRED TAX ASSET		—	1,35,87,000
(4) CURRENT ASSETS, LOANS AND ADVANCES	F/156		
(a) Income Accrued on Investments		26,85,100	—
(b) Sundry Debtors		31,71,700	48,13,200
(c) Cash and Bank Balances		8,32,000	6,06,100
(d) Loans and Advances		3,07,19,200	4,67,22,400
		3,74,08,000	5,21,41,700
Less : CURRENT LIABILITIES AND PROVISIONS	G/156		
(a) Current Liabilities		1,66,59,100	2,33,85,700
(b) Provisions		65,10,700	60,94,300
		2,31,69,800	2,94,80,000
NET CURRENT ASSETS		1,42,38,200	2,26,61,700
TOTAL		**38,25,43,600**	**36,03,94,100**
Notes forming part of the Accounts	I/ 157		

As per our report of even date attached

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.

Mumbai, 30th April, 2004

V. R. KUDTARKAR
General Manager (Finance) & Company Secretary.

For and on behalf of the Board

A. J. ENGINEER
Chairman.

D. M. NARVEKAR
Executive Director.

Mumbai, 30th April, 2004



Profit & Loss Account for the year ended 31st March, 2004

	Schedule No./Page	Rupees	Previous Year Rupees
INCOME :			
A) INCOME FROM OPERATIONS			
(i) Storage (TDS Rs.13,74,400/-, *Previous Year Rs.17,01,400/-*)		7,75,34,100	*9,36,58,200*
(ii) Other Terminalling Income (TDS Rs.1,800/-, *Previous Year Rs. 5,900/-*)		5,50,400	*17,11,600*
(iii) Lease Rentals from Equipment Leasing		40,500	*1,19,600*
(iv) Licence Fees and Allied charges (TDS Rs.1,55,100/-, *Previous Year Rs. 19,06,100/-*)		15,12,800	*90,76,500*
B) OTHER INCOME			
(i) Income from Investments			
(a) Current		9,55,200	—
(b) Long Term (Including on Trade Investments Rs.93,81,000/- *Previous Year Rs.1,23,45,300/-*) (TDS - Rs. Nil *Previous Year Rs.11,10,400/-*)		1,18,20,300	*1,41,12,100*
(ii) Profit on Sale of Fixed Assets		8,40,300	—
(iii) Miscellaneous Income		25,100	*4,91,600*
	I	**9,32,78,700**	***11,91,69,600***
EXPENDITURE :			
(a) Payments to and provisions for employees	1/159	1,91,31,100	*1,85,06,000*
(b) Operating Expenses	2/159	2,84,84,700	*3,06,33,000*
(c) Establishment Expenses	3/159	63,62,400	*91,28,900*
(d) Loss on sale of Fixed Assets		—	*12,100*
(e) Provision for Contingency		—	*3,07,100*
	II	**5,39,78,200**	***5,85,87,100***
	I - II	3,93,00,500	*6,05,82,500*
Add: Net Interest Earned			
(i) Interest earned on Loans/Bank Deposit (TDS Rs.4,82,200/- *Previous Year Rs.13,10,000/-*)		20,53,200	*61,54,600*
(ii) *Less:* Interest Paid (including Fixed Loans Rs.3,03,900/- *Previous Year Rs.4,42,300/-*)		(6,40,000)	*(16,30,200)*
Less: Depreciation		(77,19,600)	*(77,36,500)*
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		**3,29,94,100**	***5,73,70,400***
Exceptional Items :			
Add/(Less): Loss on Sale of Long Term Investment		(16,94,700)	*(1,83,600)*
Add/(Less): Provision for diminution in value of Investments no longer required written back/(made)		2,74,91,400	*(1,81,29,700)*
PROFIT BEFORE TAX		**5,87,90,800**	***3,90,57,100***
Less: Tax :			
Add/(Less): Current (including provision for Wealth Tax Rs. 5,000/- *Previous Year Rs.50,000/-*)		(60,00,000)	*(1,40,00,000)*
Add/(Less): Deferred Tax (including adjustment on account of *previous year - Rs.82,42,000/-*)		(3,25,99,000)	*53,45,000*
PROFIT AFTER TAX		**2,01,91,800**	***3,04,02,100***
Balance of Profit & Loss Account brought forward		6,04,16,500	*4,78,39,400*
		8,06,08,300	***7,82,41,500***
Interim Dividend		(1,47,84,000)	*(1,47,84,000)*
Tax on Dividend		(18,94,200)	—
Transfer to General Reserve		(20,20,000)	*(30,41,000)*
Balance carried to Balance Sheet		**6,19,10,100**	***6,04,16,500***
Notes forming part of the Accounts	I/157		

As per our report of even date attached

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.

Mumbai, 30th April, 2004

V. R. KUDTARKAR
General Manager (Finance) & Company Secretary.

For and on behalf of the Board

A. J. ENGINEER
Chairman.

D. M. NARVEKAR
Executive Director.

Mumbai, 30th April, 2004

Schedules forming part of the Balance Sheet

SCHEDULE 'A'
SHARE CAPITAL

	Rupees	As at 31.3.2003 Rupees
Authorised :		
10,00,000 Equity Shares of Rs.100/- each	**10,00,00,000**	**10,00,00,000**
Issued, Subscribed & Paid-up :		
2,11,200 Equity Shares of Rs.100/- each, fully paid	2,11,20,000	2,11,20,000
(of the above 1,99,200 shares have been issued as fully paid Bonus Shares by capitalisation of General Reserve – The Company is a subsidiary of The Tata Power Co. Ltd. which is holding 1,52,064 Shares)		
	2,11,20,000	**2,11,20,000**

SCHEDULE 'B'
RESERVES & SURPLUS

	Rupees	As at 31.3.2003 Rupees
General Reserve :		
Balance as per last Balance Sheet	27,57,44,000	27,46,23,000
Less : Amount appropriated towards issue of Bonus Shares	—	19,20,000
	27,57,44,000	27,27,03,000
Add : Transferred from Profit & Loss Account	20,20,000	30,41,000
	27,77,64,000	27,57,44,000
Profit & Loss Account	6,19,10,100	6,04,16,500
	33,96,74,100	**33,61,60,500**

SCHEDULE 'C'
UNSECURED LOANS

	Rupees	As at 31.3.2003 Rupees
Loan from HDFC (Long Term)	27,37,500	31,13,600
	27,37,500	**31,13,600**


TATA

Schedule forming part of the Balance Sheet

SCHEDULE 'D'
FIXED ASSETS

	Gross Block as at 1.4.2003 (at cost)	Additions	Deductions	Gross Block as at 31.3.2004 (at cost)	Total Depreciation upto 31.3.2003	Depreciation for the year	Deductions	Total Depreciation upto 31.3.2004	Net Block as at 31.3.2004	Net Block as at 31.3.2003
	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.
Buildings	3,59,52,800	—	—	3,59,52,800	1,45,34,300	11,62,300	—	1,56,96,600	2,02,56,200	2,14,18,500
Plant & Machinery :										
a) Terminal	9,87,19,600	9,52,400	16,81,100	9,79,90,900	5,99,21,800	54,12,900	16,20,900	6,37,13,800	3,42,77,100	3,87,97,800
b) Equipment Leased out	11,13,05,800	—	9,90,09,700	1,22,96,100	11,13,05,800	—	9,90,09,700	1,22,96,100	—	—
c) Others	37,10,500	13,600	3,89,100	33,35,000	26,82,800	3,92,400	3,45,600	27,29,600	6,05,400	10,27,700
Furniture & Fittings	25,24,100	1,60,400	92,500	25,92,000	14,65,600	2,19,100	89,100	15,95,600	9,96,400	10,58,500
Office Equipment	7,64,700	3,800	32,800	7,35,700	1,82,400	84,500	18,300	2,48,600	4,87,100	5,82,300
Motor Vehicles	36,32,500	5,69,700	3,49,800	38,52,400	20,24,400	4,48,400	3,10,500	21,62,300	16,90,100	16,08,100
TOTAL	25,66,10,000	16,99,900	10,15,55,000	15,67,54,900	19,21,17,100	77,19,600	10,13,94,100	9,84,42,600	5,83,12,300	6,44,92,900
Previous Year	*24,71,59,400*	*1,03,94,500*	*9,43,900*	*25,66,10,000*	*18,52,05,900*	*77,36,500*	*8,25,300*	*19,21,17,100*	*6,44,92,900*	*6,19,53,500*

Chemical Terminal Trombay Limited

Schedule forming part of the Balance Sheet

SCHEDULE 'E'
INVESTMENTS

	No. of Shares / Units	Face Value 31.3.2004 Rs.	Cost as at 31.3.2004 Rs.	*Cost as at 31.3.2003 Rs.*
1. TRADE INVESTMENTS - Long Term				
A. Equity Shares (Quoted) fully paid up :				
The Tata Power Co. Ltd.	40,058	4,00,580.00	14,29,700	*14,29,700*
B. Equity Shares (Unquoted) fully paid up :				
Aerospace Systems Pvt. Ltd.	3,75,000	37,50,000.00	37,50,000	*37,50,000*
Power Trading Corporation of India Limited	77,000	7,70,000.00	12,32,000	—
C. Preference Shares (Unquoted) fully paid up :				
Tata Sons Ltd.				
7% Cumulative Redeemable	30,000	3,00,00,000.00	3,00,00,000	*5,76,50,000*
(27,650 shares redeemed during the year)				
Tata Finance Ltd.				
10% Cumulative Redeemable	—	—	—	*2,00,00,000*
(redeemed during the year)				
2. OTHER INVESTMENTS (Unquoted)- Long Term				
A. 6.75% Tax Free Bonds-US'64- UTI	2,29,906	2,29,90,600.00	2,29,90,600	*3,47,76,300*
(22,94,200 units of US'64 converted into Bonds eff. 1st June, 2003)				
B. Units of Mutual Funds				
a) Tata Income Fund (Appreciation)	—	—	—	*1,25,00,000*
(Sold during the year)				
b) Tata Balanced Fund (Growth)	—	—	—	*4,75,45,200*
(Sold during the year)				
c) Tata - Select Sector Fund	—	—	—	*30,00,000*
(Sold during the year)				
d) Birla Balanced Fund (Growth)	—	—	—	*99,55,000*
(Sold during the year)				
e) Tata Liquid Fund (Appreciation)	7,07,723.684	70,77,236.84	89,97,500	*89,97,500*



Schedule forming part of the Balance Sheet

SCHEDULE 'E' *(Contd.)*
INVESTMENTS

		No. of Shares / Units	Face Value 31.3.2004 Rs.	Cost as at 31.3.2004 Rs.	*Cost as at 31.3.2003 Rs.*
3.	**OTHER INVESTMENTS (Unquoted)- Current**				
	Units of Mutual Funds				
a)	HDFC High Interest (Growth) (Formerly known as Zurich India)	21,46,980.017	2,14,69,800.17	2,30,00,000	*2,30,00,000*
b)	Grindlays Supersaver - Income Fund - Short Term (Growth)	13,84,059.099	1,38,40,590.99	1,60,00,000	*1,60,00,000*
c)	Tata Short Term Bond Fund (Growth)	11,85,899.653	1,18,58,996.53	1,20,00,000	*1,20,00,000*
d)	Prudential ICICI - Short Term Plan (Cumulative)	19,16,332.405	1,91,63,324.05	2,10,00,000	*2,10,00,000*
e)	HDFC Short Term Plan	11,83,632.060	1,18,36,320.60	1,26,00,000	*1,26,00,000*
f)	Tata Income Plus - (Growth)	14,22,400.000	1,42,24,000.00	1,42,24,000	*1,42,24,000*
g)	Tata Income Plus - (Growth)	11,68,912.537	1,16,89,125.37	1,25,00,000	—
h)	Tata Liquid Fund -Fortnightly Dividend (RIP)	5,84,729.494	58,47,294.94	65,00,000	—
i)	Tata Liquid High Investment Fund-Div.Mthly.(HIP)	19,89,554.837	1,98,95,548.37	2,00,00,000	—
j)	Tata Liquid High Investment Fund-(Growth)(HIP)	45,30,918.306	4,53,09,183.06	4,72,99,000	—
k)	Tata Dynamic Bond Fund-Option B - (Growth)	11,48,513.274	1,14,85,132.74	1,15,00,000	—
l)	Birla Income Plus (Growth)	3,71,173.200	37,11,732.00	1,00,00,000	—
m)	HDFC Income Fund (Growth)	9,89,738.232	98,97,382.32	1,50,00,000	—
n)	HDFC Cash Mgmt. Fund Saving Plan (Growth)	5,72,130.385	57,21,303.85	75,00,000	—
o)	Franklin Templeton India -IBA Plan A (Growth)	4,09,048.281	40,90,482.81	95,00,000	—
				30,70,22,800	*29,84,27,700*
	Less: Provision for diminution in value of Investments			23,500	*3,93,00,700*
				30,69,99,300	*25,91,27,000*
	QUOTED INVESTMENTS :				
	Aggregate Cost			14,29,700	*14,29,700*
	Aggregate Market Value			1,50,99,900	*45,30,600*
	UNQUOTED INVESTMENTS :				
	Aggregate Cost			30,55,93,100	*29,69,98,000*

Schedules forming part of the Balance Sheet

SCHEDULE 'F'
CURRENT ASSETS, LOANS AND ADVANCES

	Rupees	As at 31.3.2003 Rupees
CURRENT ASSETS		
Sundry Debtors		
Outstanding for more than six months		
Unsecured, considered good	20,000	—
Other Debts :		
Secured, considered good	—	22,71,300
Unsecured, considered good	31,51,700	25,41,900
	31,71,700	**48,13,200**
CASH AND BANK BALANCES		
(i) Cash on Hand	6,600	7,300
(ii) With Scheduled Banks on Current Accounts	8,25,400	5,98,800
TOTAL	**8,32,000**	**6,06,100**
LOANS AND ADVANCES		
(i) **Secured considered good**		
Loans to Staff (including to an Officer, Rs.2,87,000/-, Previous Year Rs.2,15,300/-, maximum amount during the year-Rs.3,00,000/- Previous Year Rs.2,15,300/-)	24,47,100	28,32,900
(ii) **Unsecured considered good unless otherwise stated**		
Loans to Companies (including interest accrued thereon Rs.1,61,100/- Previous Year Rs.5,97,000/-)	1,11,61,100	3,80,97,000
Advances recoverable in cash or in kind or for value to be received :		
Considered good		
Balances with Port Trust	16,72,100	16,72,100
Others	1,54,38,900	41,20,400
Considered doubtful from Late M.D.	—	10,100
Less : Provision for doubtful advances	—	(10,100)
TOTAL	**3,07,19,200**	**4,67,22,400**

SCHEDULE 'G'
CURRENT LIABILITIES & PROVISIONS

	Rupees	As at 31.3.2003 Rupees
CURRENT LIABILITIES		
Sundry Creditors (other than SSI undertakings) (including owing to Directors Rs.11,22,700/- Previous Year - Rs.12,82,500/-)	49,71,800	45,42,000
Other Liabilities	12,74,300	1,05,75,700
Advances received from customers	1,04,13,000	82,68,000
	1,66,59,100	**2,33,85,700**
PROVISIONS		
For Current Taxation (Net of Advance Taxes)	9,37,200	3,53,500
For Leave Encashment	3,22,900	3,02,100
For Retiring Benefit to Ex-ED	19,43,400	21,31,500
For Contingency	33,07,200	33,07,200
	65,10,700	**60,94,300**


TATA

Schedules forming part of the Balance Sheet

SCHEDULE 'H'

ACCOUNTING POLICIES OF THE COMPANY

I. FIXED ASSETS :

(a) Fixed Assets including improvements which significantly extend the useful life of plant and equipment are carried at purchase price and any attributable costs of bringing the asset to its working condition for its intended use less accumulated depreciation. Items no longer in service are removed both from Fixed Assets and accumulated depreciation account.

(b) Fixed Assets are capitalised at cost plus freight, insurance, excise duty, sales tax, customs duty, erection/installation charges and consultancy fees.

(c) Depreciation on additions during the year is provided from the date of capitalisation. In the same way, depreciation on assets sold is provided upto the date of disposal.

(d) Lease Rentals are accounted on accrual basis.

(e) Depreciation on leased fixed assets is provided on the straight line basis, writing off 100% of the cost of the assets over the primary life of the lease and is calculated on a pro-rata basis with reference to the date from which the lease rentals commence. Depreciation on other fixed assets is provided on the written down value basis at the rates and in the manner prescribed by Schedule XIV of the Companies Act, 1956.

II. INVESTMENTS:

Investments classified as 'Long Term Investments' are stated at cost plus brokerage and transfer cost less provision if any, for permanent diminution in value of such investments. 'Current Investments' are valued at the lower of cost and fair value.

III. REVENUE RECOGNITION:

Terminalling Charges and Lease Rentals for Equipment Leasing are recognised for the period to which they relate as and when they are accrued and invoiced.

IV. INVENTORIES:

The nature of the Company's business does not involve stocking of inventories. Stores consumed are shown at cost consisting of purchase price, taxes, duties and other incidental expenses, if any.

V. RETIREMENT BENEFITS:

(a) The Company contributes to the employees' Provident Fund maintained under The Employees' Provident Fund Scheme by the Maharashtra State Government, which is debited to Profit and Loss Account.

(b) The liabilities in respect of superannuation and gratuity are covered under Life Insurance Corporation's approved scheme. The difference between the amounts received from LIC towards gratuities of retiring employees and actual amount of gratuities paid is debited to Profit & Loss Account.

(c) Provision is made for leave encashment on accrual basis.

VI. TAXES ON INCOME:

Income-taxes are maintained in accordance with AS 22, namely, Accounting for Taxes on Income, whereby deferred income-tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that would result in taxable or deductible amounts in future years. Provision for deferred tax liability is made subject to the caveat of reasonable certainty of recovery in respect of deferred tax assets.

SCHEDULE 'I'

NOTES FORMING PART OF THE ACCOUNTS

(a) CIF Value of Imports :
Stores Nil (Previous Year Rs. 1,68,700/-)

(b) Value of Stores and Spare Parts Consumed :

	2003-2004		*2002-2003*	
	Rs.	%	*Rs.*	*%*
(i) Imported	—	—	*2,94,700/-*	*14.57%*
(ii) Indigenous	11,09,500/-	100.00%	*17,27,800/-*	*85.43%*
	11,09,500/-	100.00%	*20,22,500/-*	*100.00%*

Schedules forming part of the Balance Sheet

2. Expenditure in foreign currency for various matters – Rs. 20,900/- *(Previous Year Rs. 2,67,300/-).*

3. Contingent Liabilities not provided for :
   - *(a)* The Company has "Line of Credit (LOC) Through" facility with Housing Development Finance Corporation Ltd. (HDFC) for an amount of Rs. 30.00 lakhs under the Company's Housing Loan Scheme for its employees. Total amount outstanding with HDFC under the scheme at the end of the year is Rs. 24,94,600/- the repayment of which is guaranteed by the Company.
   - *(b)* Estimated amount of contracts remaining to be executed on capital account and not provided for Rs. 4,84,23,000/- *(Previous Year Rs. 9,05,000/-).*
   - *(c)* Claims raised by Mumbai Port Trust towards Penal Way Leave Fees, protested by the Company and not acknowledged as debts Rs. 2,84,72,700/- *(Previous Year Rs. 2,84,72,700/-).*

4. Previous year's figures have been re-grouped, wherever necessary, to conform to this year's classification.

5. Managerial Remuneration :

		2003-2004 Rs.	*2002-2003 Rs.*
(a)	Salaries and Allowances	7,99,800/-	*7,06,800/-*
(b)	Perquisites	2,07,800/-	*2,54,100/-*
(c)	Contribution to Provident and Superannuation Fund	1,39,300/-	*1,23,100/-*
(d)	Commission (net of Rs. 2,34,000/- written back)	5,40,000/-	*4,90,000/-*
		16,86,900/-	***15,74,000/-***

The above excludes contributions towards Gratuity Fund, for which separate amount is not available and use of Company car.

6. Deferred Income-taxes provided for timing differences :

		2003-2004 Rs.	*2002-2003 Rs.*
(a)	Differences between depreciation for the purpose of tax and financial statements	(51,83,400/-)	*(35,17,200/-)*
(b)	Provident Fund Contributions paid before the due date	33,400/-	*24,900/-*
(c)	Provision for Diminution in Value of Investments	(1,40,90,700/-)	*65,04,000/-*
(d)	Provision for Contingency	2,29,600/-	*1,10,100/-*
(e)	Carried Over Capital Losses	—	*22,22,400/-*
(f)	Others - (Rounding Off)	(900/-)	*800/-*
		(1,90,12,000/-)	***53,45,000/-***

7. Related Party Disclosures :
   - *(a)* Names of Related parites and description of relationships
     1. Holding Company : The Tata Power Company Limited
     2. Fellow Subsidiary Company : Af-Taab Investment Company Limited
     3. Associate : Aerospace Systems Pvt. Limited
     4. Key Management Personnel : Mr. D. M. Narvekar
   - *(b)* Related Party Transactions

	Holding Company Rs.	Fellow Subsidiaries Rs.	Associates Rs.	Key Management Personnel Rs.
Sale of Equipment Leased Assets	—	9,90,999		
	—	*(Nil)*		
Sundry Debtors	20,000/-			
	(Nil)			
Land Lease Rent 59,36,300				
	(58,04,100)			
Equipment Lease Rentals earned	20,000			
	(99,000)			
Electricity Supply Security Deposit Held	50,000			
	(50,000)			
Equity Shares Held	14,29,700		37,50,000	
	(14,29,700)		*(37,50,000)*	
Dividend Received	2,60,400		37,50,000	
	(2,00,300)		*(30,00,000)*	
Remuneration				16,86,900
				(15,74,000)

Figures in brackets indicate previous year's figures.


TATA

Schedules forming part of the Profit and Loss Account

SCHEDULE '1'
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES

	Rupees	Previous Year Rupees
(i) Salaries, Wages and Bonus including Performance related award	1,52,23,800	1,49,54,900
(ii) Contribution to Provident & Other Funds	16,84,600	16,41,000
(iii) Workmen & Staff Welfare Expenses	22,87,100	19,10,100
(iv) Provision for Ex-MD written off	(64,400)	—
	1,91,31,100	**1,85,06,000**

SCHEDULE '2'
OPERATING EXPENSES

	Rupees	Previous Year Rupees
1. Consumption of Stores	11,09,500	20,22,500
2. Electricity Charges	11,17,300	10,93,200
3. Way Leave Fee to MbPT	90,37,800	95,66,300
4. Repairs & Maintenance of		
(a) Buildings	3,46,200	6,51,100
(b) Plant & Machinery	35,85,000	36,15,000
5. Other Operating Expenses	10,90,700	11,78,200
6. Rent	69,48,700	76,91,900
7. Repairs & Maintenance of Other Assets	16,92,900	11,35,200
8. Insurance	20,95,800	21,91,200
9. Rates and taxes	14,60,800	14,88,400
	2,84,84,700	**3,06,33,000**

SCHEDULE '3'
ESTABLISHMENT EXPENSES

	Rupees	Previous Year Rupees
1. Commission to Directors (Net of Rs.1,88,500/- written back)	1,60,200	5,92,000
2. Directors' Sitting Fees	37,500	47,500
3. Auditors' Remuneration :		
(a) As Auditors	1,50,000	1,10,000
(b) For taxation matters	60,000	90,000
(c) For Certification	20,000	23,000
(d) Service Tax	21,800	8,600
4. Donations	5,000	2,500
5. Miscellaneous Expenses	36,28,200	42,27,700
6. Legal & Professional Charges	21,18,800	38,48,900
7. Pension & Medical Benefits to Ex-ED	1,60,900	1,78,700
	63,62,400	**91,28,900**

Chemical Terminal Trombay Limited

Schedule forming part of the Profit and Loss Account

SCHEDULE '4'

Statement showing computation of Net Profit in accordance with Section 349 of the Companies Act, 1956, with details of Commission payable by way of percentage of such profit to the Directors for the F.Y. 2003-2004

	Rupees	Rupees
Profit before taxation as per Profit & Loss Account		5,87,90,800
Add:		
Managerial Remuneration (Net of Rs.2,34,000/- written back)	16,86,900	
Non- whole-time Directors' Commission (Net of Rs.1,88,500/- written back)	1,60,200	
Directors' Sitting Fees	37,500	
Loss on Sale of Long Term Investments	16,94,700	35,79,300
		6,23,70,100
Less:		
Provision for diminution in value of Investments no longer required written back		2,74,91,400
Net Profit in accordance with Section 349 of the Companies Act, 1956		3,48,78,700
COMMISSION		
Commission payable to the Non-wholetime Directors at 1% of Net Profit		3,48,787
Rounded Off to		3,48,700
Commission to Executive Director at 18 months' salary		7,74,000

For and on behalf of the Board

A. J. ENGINEER
Chairman.

V. R. KUDTARKAR
General Manager (Finance) & Company Secretary.

D. M. NARVEKAR
Executive Director.

Mumbai, 30th April, 2004



Balance Sheet Abstract and Company's General Business Profile as per Schedule VI, Part (IV) of the Companies Act, 1956

I. Registration Details

Registration No. 14572 | State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 2004 (Year)

II. Capital raised during the year
(Amount in Rs. thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds
(Amount in Rs. thousands)

Total Liabilities	Total Assets
382544	382544

Sources of Funds :

Paid-up Capital	Reserves & Surplus
21120	339674
Secured Loans	**Unsecured Loans**
NIL	2738
Deferred Tax Liability	
19012	

Application of Funds :

Net Fixed Assets	Investments
61307	306999
Net Current Assets	**Miscellaneous Expenditure**
14238	NIL
Accumulated Losses	
NIL	

IV. Performance of Company
(Amount in Rs. thousands)

Total Income	Total Expenditure
122823	64032
Profit before Tax	**Profit after Tax**
58791	20192
Earnings per Share (Rs.)	**Dividend Rate %**
95.61	70

V. Generic Names of Principal Products/Services of the Company (as per monetary terms)

Item Code No. (ITC Code)	Product Description
NIL	Bulk Storage of liquid chemicals and petroleum products

For and on behalf of the Board

A. J. ENGINEER
Chairman.

V. R. KUDTARKAR
General Manager (Finance) & Company Secretary.

D. M. NARVEKAR
Executive Director.

Mumbai, 30th April, 2004.

Duncans North Hydro Power Company Limited

BOARD OF DIRECTORS

(As on 18th May, 2004)

MR. AMULYA CHARAN

MR. S. MOHAN GURUNATH

MR. A. K. SARDANA

MR. BOMI J. SHROFF

COMPANY SECRETARY

MR. BRAJESH R. DAGA

REGISTERED OFFICE

Shri Aurobindo Marg,

Dehradun

AUDITORS

Nath & Mahesh Associates

Chartered Accountants

BANKERS

Punjab National Bank

State Bank of India


TATA

Directors' Report

TO THE MEMBERS,

The Directors hereby present their Eighth annual report on the business and operations of the Company and the statement of accounts for the year ended 31st March, 2004.

The Tata Power Company Limited (TPC) completed all formalities related to the acquisition of the Duncans North Hydro Power Company Limited (DNHPC) from the Synergics Hydro Asia (SHA) Mauritius on the 15th December, 2003 and DNHPC became a 100% subsidiary of TPC from that date. There has been no change in the subscribed share capital of the Company because of this acquisition.

Reconstitution of the Board

Consequent upon the acquisition of the Company, Mr. Wayne Rogers, Mr. Furqan Siddiqi, Mr. Phil Hoover and Mr. Ravi Ranjan Prasad resigned as Directors on 15th December, 2003. Mr. S. Mohan Gurunath, Mr. Amulya Charan, Mr. Anil Kumar Sardana and Mr. Bomi J. Shroff were appointed as Directors from that date.

Reappointment of Directors

Mr. Anil Kumar Sardana was appointed on 15th December, 2003 in accordance with Section 260 of the Companies Act, 1956. Mr. Sardana holds office only upto the date of the forthcoming Annual General Meeting and a notice under Section 257 of the Companies Act, 1956 has been received from a member signifying his intention to propose Mr. Anil Kumar Sardana's reappointment as a Director.

Mr. Bomi J. Shroff was appointed on 15th December, 2003 in accordance with Section 260 of the Companies Act, 1956. Mr. Shroff holds office only upto the date of the forthcoming Annual General Meeting and a notice under Section 257 of the Companies Act, 1956 has been received from a member signifying his intention to propose Mr. Bomi J. Shroff's reappointment as a Director.

Auditors

Members will be requested to appoint Auditors and to authorize the Board of Directors to fix their remuneration.

Members will also be requested to pass a resolution authorising the Board of Directors to appoint Auditors/Branch Auditors/Accountants for the purpose of auditing the accounts maintained at the Branch Offices of the Company in India.

Fixed Assets

The existing fixed assets of the Company were not part of transaction in the agreement between TPC and SHA for the acquisition of the Company and hence the value of the same, as existing in the Company's books of accounts has been charged off. There has been a reduction of Rs. 9,15,477/- in the Capital Reserves of the Company on account of the same.

Change in Name

The name of the Company has been changed to Alaknanda Hydro Power Company Limited (AHPC) with effect from 26th April, 2004. For facilitating better and more direct control, the Company is also in the process of shifting its Registered Office from Uttaranchal to Maharashtra. The process of seeking necessary approvals for this is on.

Development Activities

The TPC/AHPC team commenced with the balance development activities so as to be able to commence construction at the site by June 2004. Development activities include the acquisition of the balance private land required for the Project, the execution of the restated implementation agreement with the State Governments of Uttaranchal and Uttar Pradesh, the finalization of the Construction Contracts (including the selection of the Contractors) etc.

Director's Responsibility Statement

The Directors hereby confirm :

i) that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

ii) that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

iii) that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) that the Directors had prepared the annual accounts on a going concern basis.

For and on behalf of the Board of Directors

MR. S. MOHAN GURUNATH
Director

Mumbai, 18th May, 2004

Auditors' Report

TO THE MEMBERS OF DUNCANS NORTH HYDRO POWER COMPANY LIMITED

We have audited the attached balance sheet of DUNCANS NORTH HYDRO POWER COMPANY LIMITED, as at 31st March, 2004, for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Subject to the foregoing remark, we report that :

1. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in the said Order.

2. Further to our comments in the Annexure referred to above, we report that :

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company, so far as it appears from our examination of those books;

   (c) The balance sheet, along with annexures dealt with by this report are in agreement with the books of account;

   (d) In our opinion the Balance Sheet complies with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956;

   (e) On the basis of written representations received from the directors, as on 31st March, 2004 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2004 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

   (f) In our opinion and to the best of our information and according to the explanations given to us, the balance sheet, of the state of affairs of the Company as at 31st March, 2004 give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India.

For NATH & MAHESH ASSOCIATES
Chartered Accountants,

Mahesh Gupta
Partner.
Membership No. 87104

Place : New Delhi
Date : 19th May, 2004.



Annexure to the Auditors' Report

(Referred to in paragraph (1) of our report of even date)

(i) The nature of the Company's business/activities during the year is such that clauses (ii), (vi), (viii), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix) and (xx) of CARO, 2003 are not applicable.

(ii) In respects of its fixed assets :

(a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) As per the information and explanations given to us, fixed assets have been physically verified during the year by the Management in accordance with the established system of verification once in a year. In our opinion, the frequency of verification is reasonable.

(iii) An amount of Rs. 4,26,12,089/- is payable to The Tata Power Company Limited (TPCL) on account of expenses incurred by TPCL on behalf of the Company. The facility so granted to the Company is interest free, hence sub-clause (b), (c) and (d) are not applicable.

(iv) There is an adequate internal control procedure commensurate with the size of the Company and nature of its business for the purchase of Fixed Assets.

(v) *(a)* The Company has not entered into any transaction except mentioned under clause III, which needs to be entered into a register in pursuance of Section 301 of the Act.

(b) As the Company has not entered into any transaction vis-a-vis sale or purchase hence not applicable.

(vi) There are no disputed or undisputed amount of any statutory dues pending as at the last day of the financial year concerned or for a period of more than 6 months from the date they become payable.

(vii) The Company has not commenced revenue generation and all the expenses are debited to Capital work-in-progress pending capitalisation, therefore question of erosion of net worth does not arise.

(viii) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year.

For NATH & MAHESH ASSOCIATES
Chartered Accountants,

Mahesh Gupta
Partner.
Membership No. 87104

Place : New Delhi
Date : 19th May, 2004.

Duncans North Hydro Power Company Limited

Balance Sheet as at 31st March, 2004

			Schedule No.	Rupees	As at 31st March, 2004 Rupees	As at 31st March, 2003 Rupees
FUNDS EMPLOYED :						
(1)	SHARE CAPITAL		"A"		3,10,00,000	2,82,07,021
(2)	RESERVES AND SURPLUS		"B"		4,51,308	13,66,785
(3)	TOTAL FUNDS EMPLOYED				**3,14,51,308**	**2,95,73,806**
APPLICATION OF FUNDS :						
(4)	FIXED ASSETS		"C"			
	Gross Block			4,09,947		21,00,302
	Less : Depreciation to date			5,267		10,19,243
					4,04,680	10,81,059
	Capital Work-in-Progress (including advances against capital expenditure)		"D"		7,06,87,254	2,81,47,333
					7,10,91,934	2,92,28,392
(5)	CURRENT ASSETS, LOANS AND ADVANCES		"E"			
	Current Assets	9,96,128				3,41,530
	Loans and Advances	20,14,775				2,53,008
				30,10,903		5,94,538
	Less :					
(6)	CURRENT LIABILITIES AND PROVISIONS		"F"			
	Current Liabilities	4,27,78,974				3,76,569
	Provisions	—				—
				4,27,78,974		3,76,569
(7)	NET CURRENT ASSETS				(3,97,68,071)	2,17,969
(8)	MISCELLANEOUS EXPENDITURE (to the extent not written off)				1,27,445	1,27,445
(9)	TOTAL APPLICATION OF FUNDS				**3,14,51,308**	**2,95,73,806**

Accounting Policies and Notes to the Accounts. "G"

The Schedules referred to above form an intergral part of the Balance Sheet.

As per our report of even date attached.

For Nath & Mahesh Associates
Chartered Accountants,
Mahesh K Gupta
Partner.
Membership No. 87104

Place : New Delhi
Date : 19th May, 2004

For Duncans North Hydro Power Company Limited

BRAJESH R. DAGA, *Secretary.*
S. MOHAN GURUNATH, *Director.*
AMULYA CHARAN, *Director.*

Place : Mumbai
Date : 18th May, 2004



Schedules forming part of the Balance Sheet

SCHEDULE - A
SHARE CAPITAL

	Rupees	As at 31st March, 2004 Rupees	As at 31st March, 2003 Rupees
AUTHORISED CAPITAL			
40,00,000 Equity Shares of Rs. 10 each	4,00,00,000		4,00,00,000
		4,00,00,000	**4,00,00,000**
ISSUED CAPITAL			
31,00,000 Equity Shares of Rs.10 each		3,10,00,000	2,47,40,960
SUBSCRIBED & PAIDUP CAPITAL			
31,00,000 Equity Shares of Rs.10 each	3,10,00,000		2,47,40,960
Add: Share Application Money (Pending Allotment of Equity Shares)	—	3,10,00,000	34,66,061
		3,10,00,000	**2,82,07,021**

Note: During the year consequent to an agreement entered into, The Tata Power Company Limited has acquired the entire shareholding of the earlier promoters and hence the Company has become an whollyowned subsidiary of The Tata Power Company Limited.

SCHEDULE - B
RESERVES & SURPLUS

	Opening Balance As on 1-4-2003 Rupees	Additions Rupees	Deductions Rupees	Closing Balance As on 31-3-2004 Rupees
Capital Reserve	13,66,785	—	9,15,477	4,51,308
Total Reserves and Surplus - 2003-2004	**13,66,785**	**—**	**9,15,477**	**4,51,308**
- 2002-2003				*13,66,785*

SCHEDULE - C
FIXED ASSETS

Amounts in Rupees

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
Particulars	As at 1.4.2003 (at cost)	Additions	Deductions	As at 31.3.2004 (at cost)	As at 1.4.2003	Additions	Deductions	As at 31.3.2004	As at 1.4.2003	As at 31.03.2004
1. Plant and Machinery	3,14,820	9,360	3,14,820	9,360	2,21,313	26,652	2,47,341	624	93,507	8,736
2. Furniture, fixtures and office equipment	9,01,263	4,00,587	9,01,263	4,00,587	2,61,380	77,628	3,34,365	4,643	6,39,883	3,95,944
3. Motor vehicles, launches, barges, etc.	8,84,219	—	8,84,219	—	5,36,550	62,638	5,99,188	—	3,47,669	—
TOTAL - 2003-2004	**21,00,302**	**4,09,947**	**21,00,302**	**4,09,947**	**10,19,243**	**1,66,918**	**11,80,894**	**5,267**	**10,81,059**	**4,04,680**
- 2002-2003	*20,86,202*	*14,100*	—	*21,00,302*	*7,10,289*	*3,08,954*	—	*10,19,243*	*13,75,913*	*10,81,059*

Schedules forming part of the Balance Sheet

SCHEDULE - D
DETAILS OF CAPITAL WORK-IN-PROGRESS

A/c. No.	Particulars	As at 31st March, 2004 Rupees	As at 31st March, 2003 Rupees
	Balance b/f	2,81,47,333	2,22,21,476
4110384050	DEPRECIATION - P & M.	26,652	3,08,954
4110384070	DEP-FURNITURE & FIXTURES	77,628	—
4110384080	DEP-MOTOR VEHICLE	62,638	—
4111087100	STATUTORY AUDIT FEES	9,180	9,180
4111288200	LEGAL CHARGES	65,25,456	5,39,542
4111288700	CONSULTANT'S FEES	2,71,52,868	10,40,000
4111289100	PUBLICITY - OTHERS. 7310	16,362	—
4111988500	COST OF SERVICES	32,82,350	1,71,578
4120190200	STAFF SALARY & D.A	11,58,926	19,65,920
4120291100	MEDICAL EXPENSES	8,750	29,000
4120292000	SUNDRY WELFARE EXPENSES	—	3,500
4130496000	SMALL ASSETS - W/OFF	185,164	—
4130595800	REPAIRS & MAINTENANCE	94,396	1,18,720
4130595910	REPAIRS TO FURNITURE-Services	59,529	79,932
4130796200	RENT	4,06,000	6,12,000
4130997500	INSURANCE PREMIUM	8,776	13,472
4131097600	ELECTRICITY CONSUMED	33,842	46,395
4131097900	TELEPHONE EXPENSES	1,18,847	2,21,083
4131098000	STAMPS & TELEGRAMS	12,061	16,309
4131098100	PRINTING & STATIONERY	34,131	35,419
4131098200	BOOKS & PERIODICALS	2,612	3,225
4131098300	SUBSCRIPTION	21,387	29,331
4131098500	ADVERTISEMENT CHARGES	2,150	1,125
4131098600	MISCELLANEOUS EXPENDITURE	1,11,078	1,54,856
4131098620	FOOD & LODGING	3,38,579	—
4131098700	BANK CHARGES	14,06,009	1,736
4131099100	TRAVELLING EXPENSES	12,18,676	5,19,502
4131099300	CONVEYANCE EXPENSES	1,65,874	5,078
	TOTAL	**7,06,87,254**	**2,81,47,333**

SCHEDULE - E
CURRENT ASSETS, LOANS AND ADVANCES

	Rupees	As at 31st March, 2004 Rupees	As at 31st March, 2003 Rupees
CURRENT ASSETS			
Cash and Bank Balances			
(i) Current Accounts with Scheduled Banks	9,46,128		3,39,711
(ii) Cash and Cheques on Hand	—		1,819
(iii) Deposit with Bank - PNB Dehradun	50,000		—
		9,96,128	3,41,530
LOANS AND ADVANCES			
Considered good- unless otherwise stated (Unsecured)			
Other Advances	20,14,775		2,53,008
		20,14,775	2,53,008
		30,10,903	**5,94,538**


TATA

Schedules annexed to and forming part of the Accounts

SCHEDULE - F
CURRENT LIABILITIES AND PROVISIONS

	As at 31st March, 2004 Rupees	As at 31st March, 2003 Rupees
CURRENT LIABILITIES		
(a) Sundry Creditors		
Provision for expenses	1,63,053	3,76,569
(b) Other Liabilities	3,832	—
(c) The Tata Power Company Limited (Holding Company)	4,26,12,089	—
	4,27,78,974	**3,76,569**

SCHEDULE - G

A. Background of the Company:

Duncans North Hydro Power Company Limited has been incorporated to implement 330 MW Hydro Power Project at Shrinagar in the state of Uttaranchal by Synergies Hydro Asia Mauritius and Duncans Industries Ltd. During the year, consequent to an agreement entered into by the earlier promoters with The Tata Power Company Limited (TPCL), the entire shareholding of the promoters has been acquired by TPCL making it a 100% subsidiary of TPCL. The Hydro Power Project would now be implemented by TPCL through the Company. During the year the Company has commenced feasibility studies in respect of the Hydro Power Project.

B. Accounting Policies:

1. **General**

   These Accounts have been prepared on historical cost basis and in accordance with generally accepted accounting principles.

2. **Revenue Recognition**

   Pre-operative Expenses have been recognised on accrual basis and all expenses have been booked under Capital work-in-progress as the Company has yet to commence commercial operations.

3. **Preliminary Expenses**

   Preliminary Expenses will be amortised over a period of 5 years from the date of commercial operations.

4. **Fixed Assets**

   Fixed assets are capitalised at cost plus freight, insurance, excise duty, sales tax, customs duty, erection/installation charges and consultancy fees.

5. **Depreciation**

   Depreciation has been provided on written down value basis at the rates and in the matter prescribed in Schedule XIV to the Companies Act, 1956.

C. Claims against the Company not acknowledged as debts – Rs. Nil.

D. Estimated amount of contracts remaining to be executed on capital account and not provided for Rs. 2,00,30,311/-.

E. Contingent Liability:

As per the agreement entered into by the Company with Synergies Hydro Asia Mauritius and The Tata Power Co. Ltd., an amount of Rs. 45 crores is payable to the parties mentioned below on happening of certain trigger events as envisaged in the agreement and none of the events have taken place so far.

Particulars	**Amount Rs. in crores**
Synergies Hydro Asia Mauritius	38.20
ANZ Capital Private Limited	3.80
Duncans Industries Ltd.	3.00
Total	**45.00**

F. Related Party Balances:

Amount payable to The Tata Power Company Limited (Holding Company) Rs. 4,26,12,089/- (for expenses incurred by The Tata Power Company Limited on behalf of the Company)

G. Figures have been rounded off to the nearest Rupee. Previous year's figures have been regrouped / rearranged / recast, wherever necessary.

For Nath & Mahesh Associates
Chartered Accountants,
Mahesh K Gupta
Partner.
Membership No. 87104
Place : New Delhi
Date : 19th May, 2004

For Duncans North Hydro Power Company Limited

BRAJESH R. DAGA	S. MOHAN GURUNATH	AMULYA CHARAN
Secretary.	*Director.*	*Director.*

Place : Mumbai
Date : 18th May, 2004

Duncans North Hydro Power Company Limited

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. 19443 | State Code 20

Balance Sheet Date: 31 (Date) 03 (Month) 2004 (Year)

II. Capital raised during the year
(Amount in Rs. thousands)

Public Issue	Bonus Issue
NIL	NIL
Rights Issue	**Private Placement**
NIL	27 93

III. Position of Mobilisation and Deployment of Funds
(Amount in Rs. thousands)

Total Liabilities	Total Assets
31451	31451

Sources of Funds :

Paid-up Capital	Reserves & Surplus
31000	451
Secured Loans	**Unsecured Loans**
NIL	NIL

Application of Funds :

Net Fixed Assets	Investments
71092	NIL
Net Current Assets	**Miscellaneous Expenditure**
-39768	127
Accumulated Losses	
NIL	

IV. Performance of Company
(Amount in Rs. thousands)

Turnover	Total Expenditure
NIL	NIL
Profit/Loss before Tax	**Profit/Loss after Tax**
NIL	NIL
Earnings per Share (Rs.)	**Dividend Rate %**
NIL	- -

V. Generic Names of Principal Products/Services of the Company (as per monetary terms)

Item Code No. (ITC Code)	Product Description
NIL	Not applicable as the Company has not yet commenced commercial operations


TATA

BOARD OF DIRECTORS
(As on 7th May, 2004)

MR. A. J. ENGINEER *Chairman*

MR. SUJIT GUPTA

MR. S. RAMAKRISHNAN

MR. S. C. MITTAL

MR. M. A. PATHAN

MR. AMULYA CHARAN

COMPANY SECRETARY

MR. DERICK P. PINTO

REGISTERED OFFICE

Bombay House,
24, Homi Mody Street,
Mumbai - 400 001

SOLICITORS

J. Sagar & Associates
Amarchand & Mangaldas & Suresh A Shroff & Co.

AUDITORS

S. B. Billimoria & Co.
Chartered Accountants

BANKERS

Barclays Bank plc.

ABN Amro Bank NV

Canara Bank

Credit Agricole Indosuez

Directors' Report

Dear Members,

The Directors have pleasure in presenting the Twelfth Annual Report of the Company along with the audited statement of Accounts for the year ended March 31, 2004.

1. FINANCIAL RESULTS

		2003-2004 (Rupees in crores)	*2002-2003 (Rupees in crores)*
a)	Sale of Crude Oil (net of stock and Govt. shares)	40.17	*44.42*
b)	Sale of Gas	74.13	*21.42*
c)	Sale of Condensate (net of stock)	0.38	*0.19*
d)	Other Income	2.40	*1.34*
e)	Total Income	117.08	*67.37*
f)	Total expenses excluding Depreciation & Depletion	29.98	*28.08*
g)	Profit before Depreciation & Depletion	87.10	*39.29*
h)	*Less* : Depreciation & Depletion	30.50	*14.00*
i)	Profit before tax and Prior Period Items	56.60	*25.29*
j)	Prior Period Items	—	*2.57*
k)	Profit before tax	56.60	*22.72*
l)	Provision for tax	8.86	*2.05*
m)	Profit after tax (including provision for Deferred Tax)	47.74	*20.67*
n)	Profit / (Loss) brought forward from previous year	(14.95)	*(35.62)*
o)	Profit / (Loss) carried to Balance Sheet	32.79	*(14.95)*

The Company earned a profit for the third year in succession. The profit after tax for the year was Rs. 47.74 crores as against Rs. 20.67 crores in the previous year. The total income for the year was Rs. 117.08 crores (Rs. 67.37 cores in the previous year) of which income from Crude Oil sales was Rs. 40.17 crores (Rs. 44.42 crores in the previous year). Income from Gas and Condensate sales was Rs. 74.51 crores during the year (Rs. 21.61 crores in the previous year). Quantity of Crude Oil sold during the year was 0.30 MMBO as against 0.40 MMBO in the previous year. Sales realization rate was lower at Rs. 1288 per barrel as against Rs. 1318 per barrel in the previous year mainly due to exchange rate difference.

The total operating expenses for the year were Rs. 29.98 crores as against Rs. 28.08 crores in the previous year. The increase was mainly due to expenses of Lakshmi Gas which commenced last year, higher finance costs, exchange loss and provision for site restoration. The higher depletion cost was mainly on account of the Lakshmi gas project.

The Auditor's Report states that in respect of two Production Sharing joint ventures, the accounts have been incorporated on the basis of the information available, in the absence of audited accounts. The joint ventures referred to are those in the CB-OS/1 and CB-OS/2 Blocks. The time allowed by the Production Sharing Contracts for submitting audited accounts together with the auditors' report thereon, is 30th June and 30th September of the following financial year, for Blocks CB-OS/1 and CB-OS/2, respectively. The Operators are submitting audited financial statements each year within the stipulated period. The statutory auditors also examine such audited financial statements subsequently and incorporate changes, if any, in the Company's accounts.

2. HIGHLIGHTS :

2.1 Cauvery Offshore Block CY-OS-90/1 (PY-3 Field)

The average oil production from the field was 4109 BOPD. During the year, [illegible] crude oil was delivered to Chennai Petroleum Corporation Limited, of which the Company's share ws 0.301 million barrels.



In the first half of the year, three wells PY-3-2, PY-3-3 and PY-3-PD4 were on production and in the second half only PY-3-3 & PY-3-PD4 were on production as PY-3-2 well was converted into an injector, for maintenance of reservoir pressure and improvement in oil recovery.

The water injection facility was installed on Floating Production Unit Tahara and water injection was started on 26th September, 2003. Currently, about 7500 bbls of water is being injected into the reservoir, which has a positive impact on the production.

The PD-3S well, a substitute for PD-3 lateral well, was spudded on 17th February, 2004 with Drillship Energy Searcher. As of 31st March, 2004, the well was being drilled at 3463.5m depth.

2.2 Northern Cambay Offshore Block CB-OS-1

The 62.64% of the participating interest of the British Gas Exploration and Productin India Ltd. (BGEPIL), who wished to exit from the Block, was proportionately assigned to Hindustan Oil and Exploration Company (HOEC) and Oil & Natural Gas Corporation Ltd. (ONGC). Present holdings are HOEC - 57.11%, ONGC - 32.89% and TPL - 10.00%.

Further ONGC has been elected as the successor operator. Though Operating and Management Committee have approved the above resolution, the consortium is waiting for Government of India's approval of Participating interest assignment and successor operatorship. Meanwhile on partner's request, ONGC has drawn up a tentative work programme for 2004-05 and submitted to directorate General of Hydrocarbons.

2.3 Southern Cambay Offshore Block CB-OS-2

During the year, Gas was produced from Lakshmi Gas Field through six wells at a daily average rate of 115.8 MMSCF. The cumulative gas production during 2003-04 was 42.40 BCF and the gas sales were 41.69 BCF. The Company's share of gas was 4.37 BCF. Alongwith gas, cumulatively 36370 bbls of Condensate was produced and 30745 bbls were sold. The nominated quantity by the buyers from October 2003 to March 2004 were higher than the average daily contracted quantities.

Hydrocarbon Dew Point Project (HCDP) and Booster Compressor installation which are part of Lakshmi phase II programme are at various stages of implementation. While HCDP project is likely to be completed by October 2004, Booster Compressor is likely to be installed in January 2005.

Gauri Development drilling activities commenced on 8th May, 2003. Four gas development wells were drilled between May and October 2003. The oil well GA-3 tested 5000 bbls per day of oil through 1" choke on Drill stem testing. The topsides for GA Jacket fabrication and installation of the intra-field pipeline laying and commissioning & field-testing were completed by 17th March, 2004, ahead of schedule. Gauri field was brought on commercial gas production from 2nd April, 2004. The oil well is likely to be put on production and flow through the existing pipeline in the post monsoon period of 2004.

An exploratory well CB-X-1 drilled in the Transition Zone to a depth of 1112m tested gas, on DST, @ 3.3 MMSCFD through 1/2" choke from a Babaguru sand in the interval 598-561 m MD. A discovery report was submitted to DGH on this find.

Lakshmi oil appraisal wells CB-A-6 and CB-A-6Z were drilled during April 2003. The wells penetrated new oil and gas sands within lower Tarkeshwar.

Relinquished 1658.4 sq. km. of block as part of phase 1 & II relinquishment and retained 1656.7 sq. km. for the phase III programme.

3. DIVIDEND

The Directors recommend a dividend of Re. 1.00 per share, if approved by the shareholders at the Annual General Meeting (2002-03 - total dividend nil per share).

4. DIRECTORS

The Board of Directors appointed Mr. A. Charan as an Additional Director of the Company with effect from 29th March, 2004. A Notice from a member has been received to propose Mr. Charan's appointment as a Director.

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association of the Company, Mr. A. J. Engineer and Mr. Sujit Gupta retire by rotation and are eligible for re-appointment.

The Company has an Audit Committee comprising of three Directors viz. Mr. Sujit Gupta, Mr. S. Ramakrishnan and Mr. S.C. Mittal. Mr. Sujit Gupta is the Chairman of the Audit Committee.

5. PARTICULARS OF EMPLOYEES

None of the employees of the Company is covered under Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975.

6. AUDITORS

The Members are requested to appoint auditors and to fix their remuneration. Messrs S. B. Billimoria & Co., Chartered Accountants, who retire at the conclusion of the forthcoming Annual General Meeting, are eligible for re-appointment and have expressed their willingness to be re-appointed and have given a certificate to the effect that the re-appointment, if made, would be within the limits prescribed under Section 224 (1-B) of the Companies Act, 1956.

7. CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

The Company is engaged in the business of exploration and extraction of crude oil and does not carry on any activity pertaining to manufacturing. Hence the requirement to furnish details pertaining to Conservation of Energy and Absorption of Technology is not applicable.

During the period under review, the Company received from Cairn Energy, Rs. 1.96 crores in foreign exchange towards Production Payment Bonus. Foreign Exchange outflow was Rs. 1.26 crores in total on travel, insurance premium, legal and professional fees and books and periodicals.

8. DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representations received from the Operating Management, confirm that :

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

(iii) they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities;

(iv) they have prepared annual accounts on a going concern basis.

9. ACKNOWLEDGEMENTS

The Directors place on record their appreciation for the support and co-operation extended by all the Government Authorities, Consortium Members, Bankers, Consultants, Shareholders and Employees of the Company and look forward to their continued support and co-operation in future.

On behalf of the Board of Directors,

A. J. ENGINEER
Chairman

Mumbai, 7th May, 2004.


TATA

Auditors' Report

To the members of TATA PETRODYNE LIMITED

1. We have audited the attached Balance Sheet of **Tata Petrodyne Limited** as at 31st March, 2004, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date, both annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit, read with our comments in paragraphs 4(b) and 5(b) below, provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order. Our comments exclude matters relating to the Company's joint ventures, which are not subject to audit under the Companies Act, 1956.

4. (a) The Accounts have been drawn up in accordance with the Significant Accounting Policies (Schedule R). Accounting Policies 2 and 3 *relating to the "Full Cost Method" and treatment of exploration, development costs and estimated capital costs with respect to proved* reserves are significant to the oil and gas exploration and production industry.

   (b) Categorisation of wells as exploratory and producing and the depletion of producing wells on the basis of hydrocarbon reserves are made according to technical evaluation by the Management, on which we have placed reliance.

5. (a) The accounts include assets aggregating Rs. 1,087,106,066, liabilities aggregating Rs. 75,304,305, income aggregating Rs. 13,280 and expenditure aggregating Rs. 144,193,767 relating to the Company's share in one Production Sharing joint venture, which has been incorporated on the basis of accounts audited by another firm of Chartered Accountants.

   (b) *In respect of two Production Sharing joint ventures, the accounts include assets aggregating Rs. 2,055,900,897, liabilities aggregating Rs. 145,613,133 and expenditure aggregating Rs. 73,187,911 which have been incorporated on the basis of the information availalble, in the absence of audited accounts.*

6. Further to our comments in the Annexure referred to in paragraph 3 above :

   (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit, *except to the extent of the amounts relating to two Production Sharing joint ventures referred to in paragraph 5(b) above in respect of which audited accounts for the year ended 31st March, 2004 have not been received;*

   (b) in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

   (c) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;

   (d) in our opinion, the Balance Sheet, the Profit Loss Account and the Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

   (e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts, subject to non-disclosure of the amounts payable to Small Scale Industrial undertakings as stated in Note 20 and particulars of stores consumption as stated in Note 12(iv) and details of production expenses for gas as stated in Note 21, give the information required by the Companies Act, 1956, in the manner so required and, *subject to our comments in paragraph 5(b) to the extent of the unaudited amounts relating to two joint ventures,* give a true and fair view in conformity with the accounting principles generally accepted in India :

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2004;

      (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

      (iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

7. According to the information and explanations given to us and on the basis of the written representations from the directors, taken on record by the Board of Directors, none of the Directors is disqualified as at 31st March, 2004 from being appointed as a Director under Section 274(1)(g) of the Companies Act, 1956.

For S. B. Billimoria & Co.
Chartered Accountants,

NALIN M. SHAH
Partner.
(Membership No. 15860)

Mumbai, 7th May, 2004.

Annexure to the Auditors' Report

(Referred to in paragraph 3 of our report of even date)

(i) The nature of the Company's business/activities during the year is such that clauses (viii), (x), (xii), (xiii), (xiv), (xv), (xviii) and (xx) are not applicable.

(ii) In respect of its fixed assets :

(a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) Some of the fixed assets were physically verified during the year by the Management in accordance with a programme of verification, the frequency of which is reasonable. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(iii) The Company carries out its business activity through Production Sharing joint ventures, whose accounts are not subject to audit under the Companies Act, 1956. Under the circumstances, we are unable to comment on the procedures relating to physical verification of stock and proper maintenance of inventory records.

(iv) In respect of loans, secured or unsecured, taken by the Company from companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956, according to the information and explanations given to us :

(a) The Company has taken during the year loans aggregating Rs. 185,000,000 from one party. At the year-end, the outstanding balances of such loans taken aggregated, Rs. 428,000,000 from the same party.

(b) The rate of interest and other terms and conditions of such loans are, in our opinion, *prima facie* not prejudicial to the interests of the Company.

(c) The payment of principal amounts and interest have generally been as per stipulations during the year.

(v) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of fixed assets.

(vi) To the best of our knowledge and belief and according to the information and explanations given to us, there were no transactions that needed to be entered in the Register maintained under Section 301 of the Companies Act, 1956.

(vii) The Company has not accepted any deposit from the public.

(viii) In our opinion, the internal audit functions carried out during the year by a firm of Chartered Accountants appointed by the Management have been commensurate with the size of the Company and the nature of its business.

(ix) According to the information and explanations given to us in respect of statutory dues :

(a) The Company has generally been regular in depositing undisputed statutory dues, including Provident Fund, Income-tax, Sales-tax, Customs Duty, cess and other statutory dues with the appropriate authorities during the year. There were no undisputed amounts payable on account of the above dues, outstanding as at 31st March, 2004 for a period of more than six months from the date they became payable.

(b) Disputed income-tax dues aggregating Rs. 1,752,223 and Rs. 18,696,623, have not been deposited since the matters are pending with the Income-tax Appellate Tribunal and Commissioner of Income Tax (Appeals) respectively.

(x) Based on our audit procedures and on the information and explanations given to us by the Management, the Company has not defaulted in the payment of dues to the debentureholders.

(xi) To the best of our knowledge and belief and according to the information and explanations given to us, no term loans were availed by the Company during the year.

(xii) According to the cash flow statement and other records examined by us and the information and explanations given to us, on an overall basis, funds raised on short term basis have *prima facie*, been used for long-term investments.

(xiii) According to the information and explanations given to us and the records examined by us, securities have been created in respect of the debentures issued.

(xiv) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company was noticed or reported during the year.

For S. B. Billimoria & Co.
Chartered Accountants,

NALIN M. SHAH
Partner.
(Membership No. 15860)

Mumbai, 7th May, 2004.



Balance Sheet as at 31st March, 2004

	Schedule	Rupees	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
I. SOURCES OF FUNDS				
Shareholders' Funds :				
Share Capital	A		980,004,250	*980,004,250*
Reserves & Surplus	B		217,296,939	—
Loan Funds :				
Secured Loans	C		298,386,693	*649,318,702*
Unsecured Loans	D		435,886,202	*303,809,804*
Deferred Tax Liability :				
Deferred Tax Liability (net) (Refer Note 19)			43,400,000	—
TOTAL			**1,974,974,084**	***1,933,132,756***
II. APPLICATION OF FUNDS				
Fixed Assets :	E			
Gross Block		1,939,178,217		*1,886,977,212*
Less : Depreciation/Depletion		1,106,209,636		*797,524,806*
Net Block		832,968,581		*1,089,452,406*
Capital Work-in-Progress	F	1,136,184,085		*551,234,650*
			1,969,152,666	***1,640,687,056***
Current Assets, Loans and Advances :				
Inventories	G	62,245,744		*29,219,110*
Sundry Debtors	H	96,643,726		*115,325,771*
Cash and Bank Balances	I	154,556,859		*170,482,036*
Loans and Advances	J	180,395,584		*159,164,800*
		493,841,913		*474,191,717*
Less : Current Liabilities and Provisions	K	491,398,620		*338,785,861*
Net Current Assets			2,443,293	*135,405,856*
Miscellaneous Expenditure (to the extent not written off or adjusted)				
Deferred Revenue Expenditure			3,378,125	*7,557,269*
Profit and Loss Account			—	*149,482,575*
TOTAL			**1,974,974,084**	***1,933,132,756***

Accounting Policies	R
Notes forming part of the Accounts	S

Schedules A to S annexed hereto form part of the Accounts.
In terms of our report of even date attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.

Mumbai, 7th May, 2004.

For and on behalf of the Company

SUJIT GUPTA
Director.

A. J. ENGINEER
Chairman.

AMULYA CHARAN
Director

S. C. MITTAL
Director.

Tata Petrodyne Limited

Profit and Loss Account for the year ended 31st March, 2004

	Schedule	Year ended 31st March, 2004 Rupees	*Year ended 31st March, 2003 Rupees*
INCOME			
Sales (Refer Note 8(i))		1,132,518,479	*763,521,852*
Increase / (Decrease) in Crude Oil Stock		27,469,605	*(57,788,415)*
Other Income	L	24,001,053	*13,427,876*
		1,183,989,137	***719,161,313***
EXPENDITURE			
Production Costs	M	199,595,737	*186,373,685*
Exploration Expenses written off		—	*22,144,949*
Staff Expenses	N	1,584,689	*2,074,580*
Establishment expenses	O	3,753,452	*4,781,945*
Finance Charges	P	45,915,028	*36,639,681*
Allowance under sales contract		—	*20,375,805*
Share of Profit of Government of India under Producton Sharing Contracts		13,243,719	*25,001,212*
Depletion of Producing Properties		304,551,282	*139,282,593*
Depreciation		459,582	*705,170*
Site Restoration Costs		22,096,256	*10,243,014*
Amortisation of Deferred Revenue Expenditure		4,998,836	*4,315,660*
Provisions for Doubtful Debts & Advances		2,852,808	*6,185,324*
Other expenses	Q	18,944,196	*8,107,860*
		617,995,585	***466,231,478***
Profit for the year before tax and prior period items		565,993,552	*252,929,835*
Prior period expenditure		—	*25,745,128*
Profit for the year before tax		565,993,552	*227,184,707*
Provision for Current Tax (Includes interest amounting to Rs.1,845,573; *Previous Year: Rs.1,610,000)* (Net of Excess provision for current tax of earlier year Rs. 242,691 *(Previous Year Nil))*		45,257,309	*20,500,000*
Provision for Deferred Tax Liability (Refer Note 19)		43,400,000	—
Profit for the year after tax		477,336,243	*206,684,707*
Loss brought forward		(149,482,575)	*(356,167,282)*
		327,853,668	*(149,482,575)*
Less : Proposed Dividend		98,000,425	—
Less : Corporate Tax on Dividend		12,556,304	—
Profit/(Loss) carried forward to Balance Sheet		217,296,939	*(149,482,575)*

Accounting Policies	R
Notes forming part of the Accounts	S

Schedules A to S annexed hereto form part of the Accounts.
In terms of our report of even date attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.

Mumbai, 7th May, 2004.

For and on behalf of the Company

SUJIT GUPTA
Director.

A. J. ENGINEER
Chairman.

AMULYA CHARAN
Director

S. C. MITTAL
Director.



Cash Flow Statement for the Year Ended 31st March, 2004

		Amount 2004 Rupees	Amount 2003 Rupees
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Profit for the year before tax	565,993,552	227,184,707
	Adjustments for :		
	Provision for :		
	Site Restoration Costs	21,227,314	10,243,014
	Doubtful Advances	2,852,808	6,185,324
	Leave Encashment	(6,470)	28,492
	Exploration Expenses written off	—	22,144,949
	Prior period expenditure	—	25,745,128
	Depreciation & Depletion	305,010,864	139,987,763
	Finance Charges	45,915,028	36,639,681
	Interest Income	(5,918,379)	(7,015,274)
	Amortisation of Deferred Revenue Expenditure	4,998,836	4,315,660
	Loss on sale of Assets	20,475	34,455
	Operating Profit Before Working Capital Changes	940,094,028	465,493,899
	Adjustment for		
	Sundry creditors	(26,201,388)	(27,022,174)
	Other liabilities	643,395	(131,878,970)
	Leave encashment paid	(25,530)	(240,471)
	Sundry debtors	15,829,237	(107,929,995)
	Inventories	(33,026,634)	56,397,647
	Other loans and advances	10,348,707	12,095,434
	Cash From Operations	907,661,815	266,915,370
	Taxes Paid (Net of refund received)	(33,711,118)	(9,076,383)
	Deferred Revenue Expenditure paid	(819,692)	(9,669,457)
	Net Cash Flow from Operating Activities	873,131,005	248,169,530
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Exploration Expenditure	(192,864,328)	(60,313,315)
	Development Expenditure	(426,268,845)	(85,876,412)
	Producing Property	(9,147,603)	(330,394,739)
	Interest Income	4,792,697	7,015,274
	Purchase of Fixed Assets	(30,880,374)	(3,843,620)
	Proceeds from Sale of Fixed Assets	272,950	576,237
	Insurance Claims received	25,391,251	—
	Fixed Deposits encashed	15,292,671	898,146
	Net Cash Flow used in Investing Activites	(613,411,581)	(471,938,429)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Finance charges	(42,695,458)	(30,186,021)
	Repayment of Foreign Currency loan	—	(97,610,000)
	Repayment of zero percent redeemable Non Convertible Debentures	(350,932,009)	633,181,445
	Inter Corporate Deposits Received (net)	133,000,000	(318,200,000)
	Bank Overdraft	275,537	—
	Net Cash Flow from Financing Activities	(260,351,930)	187,185,424
	Net Decrease in Cash and Cash Equivalents	(632,506)	(36,583,475)

Cash Flow Statement for the Year Ended 31st March, 2004

		Amount (Rs) 2004 Rupees		Amount (Rs) 2003 Rupees
Cash and Cash Equivalents (Opening)				
Cash on Hand	39,815		23,385	
With Scheduled Banks :				
In Current Accounts	18,010,982		21,524,156	
With Non Scheduled Banks :				
In Current Accounts	33,573,666	51,624,463	66,660,397	*88,207,938*
Cash and Cash Equivalents (Closing)				
Cash on Hand	44,942		39,815	
With Scheduled Banks :				
In Current Accounts	45,376,555		18,010,982	
With Non Scheduled Banks :				
In Current Accounts	5,570,460	50,991,957	33,573,666	*51,624,463*

In terms of our report of even date attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.

Mumbai, 7th May, 2004.

For and on behalf of the Company

SUJIT GUPTA
Director.

A. J. ENGINEER
Chairman.

AMULYA CHARAN
Director.

S. C. MITTAL
Director.


TATA

Schedules annexed to and forming part of the Accounts

SCHEDULE - A
SHARE CAPITAL

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Authorised :		
150,000,000 Equity Shares of Rs. 10 each	1,500,000,000	*1,500,000,000*
Issued, Subscribed and Paid up :		
98,000,425 Equity Shares of Rs. 10 each fully paid-up	980,004,250	*980,004,250*
(All the above shares are held by The Tata Power Company Ltd., the Holding Company.)	980,004,250	*980,004,250*

SCHEDULE - B
GENERAL RESERVE

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Opening Balance		
Add : Transfer from Profit & Loss Account		
Profit & Loss Account Balance	217,296,939	—
	217,296,939	—

SCHEDULE - C
SECURED LOANS

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Redeemable Non-Convertible Debentures (NCD)		
(Secured by way of first charge on piece of non-agricultural freehold land situated at Gujarat, whole of the fixed assets, both present and future pertaining to CB-OS-2 block and PY-3 block to the extent of Company's participating interest therein).		
0% Secured NCD Lakshmi Gas Series 1	298,386,693	*452,550,855*
(50 NCD's of Rs. 1 crore each issued at discount redeemable in 8 equal quarterly instalments of Rs. 6.25 crores each starting from 13th July, 2003. NCDs aggregating to Rs. 16 crores are guaranteed by Bank) *(Amount payable within a year : Rs. 250,000,000)*		
0% Secured NCD PY-3 Oil Series 1	—	*196,767,847*
(27 NCD's of Rs. 1 crore each issued at discount, redeemable in 4 equal quarterly instalments of Rs. 6.75 crores each starting from 7th February, 2003)		
	298,386,693	***649,318,702***

SCHEDULE - D
UNSECURED LOANS

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
SHORT TERM LOANS FROM OTHERS		
Inter Corporate Deposits	428,000,000	*295,000,000*
Interest accrued and due	7,610,665	*8,809,804*
Bank Overdraft	275,537	—
	435,886,202	***303,809,804***

Schedules annexed to and forming part of the Accounts

SCHEDULE – E
FIXED ASSETS

Rupees

Particulars	GROSS BLOCK				DEPLETION / DEPRECIATION				NET BLOCK	
	Cost As At 01/04/2003	Additions during the year	Deductions during the year	Cost As At 31/03/2004	Accumulated As At 01/04/2003	For the year	On Disposals during the year	Accumulated As At 31/03/2004	As At 31/03/2004	As At 31/03/2003
CY-OS-90/1(PY-3)	949,402,268	33,850,902	25,391,251	957,861,919	712,113,833	67,079,562	—	779,193,395	178,668,524	237,288,435
Lakshmi Gas - CB-OS-2	930,495,451	13,357,998	—	943,853,449	82,707,250	237,471,720	—	320,178,970	623,674,479	847,788,201
Producing Properties A	**1,879,897,719**	**47,208,900**	**25,391,251**	**1,901,715,368**	**794,821,083**	**304,551,282**	**—**	**1,099,372,365**	**802,343,003**	**1,085,076,636**
Freehold Land	961,860	—	—	961,860	—			—	961,860	961,860
Building	—	1,352,096	—	1,352,096	—	131,830	—	131,830	1,220,266	—
Furniture & Fittings	1,218,260	2,007,092	112,500	3,112,852	321,356	818,386	46,542	1,093,200	2,019,652	896,904
Motor Vehicles	1,388,131	7,524	374,679	1,020,976	515,222	171,990	154,516	532,696	488,280	872,909
Equipment & Appliances	1,116,175	2,452,275	9,839	3,558,611	251,130	745,985	2,535	994,580	2,564,031	865,045
Data Processing Systems	2,279,190	767,585	—	3,046,775	1,599,897	719,275	—	2,319,172	727,603	679,293
Air Conditioners	115,877	—	—	115,877	16,118	13,876	—	29,994	85,883	99,759
Plant & Machinery	—	24,293,802	—	24,293,802	—	1,735,799	—	1,735,799	22,558,003	—
Total B	**7,079,493**	**30,880,374**	**497,018**	**37,462,849**	**2,703,723**	**4,337,141 ***	**203,593**	**6,837,271**	**30,625,578 @**	**4,375,770**
Total A+B	**1,886,977,212**	**78,089,274**	**25,888,269**	**1,939,178,217**	**797,524,806**	**305,010,863**	**203,593**	**1,106,209,636**	**832,968,581**	**1,089,452,406**
Previous Year	897,096,168	991,484,818	1,603,775	1,886,977,212	658,013,484	139,987,763 #	139,987,763	797,524,806	1,089,452,406	239,082,684
The above include the Company's share in Joint Venture Assets	3,450,759	30,631,780	—	34,082,539	1,114,782	3,886,166	—	5,000,948	29,081,591	2,335,977

* Includes Rs. 148,254 *(Previous year Rs. 199,433)* charged to Producing Properties, Rs.135,115 *(Previous year NIL)* charged to Exploration Expenses & Rs. 3,594,190 charged to Development Expenses. (Previous year 317,209)

@ Includes Rs. 28,319,585 *(Previous year Rs.2,312,226)* considered for depletion of Producing Properties

SCHEDULE – F

CAPITAL WORK IN PROGRESS

Rupees

Particulars	GROSS BLOCK			
	Cost As At 01/04/2003	Additions during the Year	Deductions during the Year	Cost As At 31/03/2004
Development Expenses	85,687,873	452,191,020	36,375,842	501,503,051
Exploration Expenses	465,546,777	193,188,169	24,053,912	634,681,034
Total	**551,234,650**	**645,379,189**	**60,429,754**	**1,136,184,085**

SCHEDULE – G
INVENTORIES

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Crude Oil	51,778,623	*24,863,758*
Condensate	871,165	*316,425*
Stores and Spares	9,595,956	*4,038,927*
	62,245,744	***29,219,110***



Schedules annexed to and forming part of the Accounts

SCHEDULE – H
SUNDRY DEBTORS

		As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Outstanding for more than six months			
Unsecured considered good		16,420,705	—
Unsecured considered doubtful	2,852,808		
Less : Provision for Doubtful Debts	2,852,808	—	—
Others			
Unsecured considered good		80,223,021	*115,325,771*
		96,643,726	***115,325,771***

SCHEDULE – I
CASH AND BANK BALANCES

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Cash on Hand	44,942	*39,815*
With Scheduled Banks :		
In Current Accounts	45,376,555	*18,010,982*
In Deposit Accounts	103,564,902	*118,857,573*
With Non Scheduled Banks :		
In Current Accounts (Refer Note 2)	5,570,460	*33,573,666*
	154,556,859	***170,482,036***

SCHEDULE – J
LOANS AND ADVANCES
Unsecured Considered Good

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Interest accrued on Deposits	1,460,075	*334,393*
Security Deposits	1,587,556	*201,232*
Advances recoverable in cash or in kind or for value to be received	121,894,727	*133,629,758*
Advance Taxes	55,453,226	*24,999,417*
Unsecured considered doubtful		
Advances recoverable in cash or in kind or for value to be received	6,185,324	*6,185,324*
Less : Provision for doubtful advances	(6,185,324)	*(6,185,324)*
	180,395,584	***159,164,800***

Schedules annexed to and forming part of the Accounts

SCHEDULE - K
CURRENT LIABILITIES & PROVISIONS

	As at 31st March, 2004 Rupees	As at 31st March, 2003 Rupees
Current Liabilities		
Interest accrued but not due on loans	4,418,709	—
Sundry Creditors (Refer Note 15)	219,711,666	245,913,054
Other Liabilities	3,139,849	2,496,454
Provisions		
Proposed Dividend	98,000,425	—
Corporate Dividend Tax	12,556,304	—
Provision for Leave Encashment	47,000	79,000
Provision for Taxation	66,000,000	24,000,000
Provision for Site Restoration Costs	87,524,667	66,297,353
	491,398,620	**338,785,861**

SCHEDULE - L
OTHER INCOME

	Year ended 31st March, 2004 Rupees	Year ended 31st March, 2003 Rupees
Interest Income (Refer Note 3)	5,918,379	7,015,274
(Tax Deducted at Source Rs. 1,045,988; Previous Year: 1,326,383)		
Production Bonus	17,880,788	6,371,152
Miscellaneous Income	201,886	41,450
	24,001,053	**13,427,876**

SCHEDULE - M
PRODUCTION COSTS

	Year ended 31st March, 2004 Rupees	Year ended 31st March, 2003 Rupees
Hire Charges	121,346,817	146,968,342
Insurance (Refer Note 14)	9,528,618	8,289,746
Fuel, Water and Others	7,347,367	5,102,380
Manpower charges	9,611,450	10,407,348
Other expenses	669,830	123,955
Production expenses for Gas (Refer Note 16)	51,091,655	15,481,914
	199,595,737	**186,373,685**

SCHEDULE - N
STAFF EXPENSES

	Year ended 31st March, 2004 Rupees	Year ended 31st March, 2003 Rupees
Salaries, Allowances and Bonus	1,163,141	1,622,212
Contribution to Provident and Other Funds	151,538	247,239
Staff Welfare	270,010	205,129
	1,584,689	**2,074,580**



Schedules annexed to and forming part of the Accounts

SCHEDULE – O
ESTABLISHMENT EXPENSES

	Year ended 31st March, 2004 Rupees	*Year ended 31st March, 2003 Rupees*
Rent	3,032,272	*3,102,375*
Electricity	143,987	*90,149*
Rates and Taxes	4,000	*5,050*
Repairs & Maintenance	573,193	*1,584,371*
	3,753,452	***4,781,945***

SCHEDULE – P
FINANCE CHARGES

	Year ended 31st March, 2004 Rupees	*Year ended 31st March, 2003 Rupees*
Interest on Fixed Loans (Refer Note 12)	6,644,397	*20,336,992*
Discount charges on debentures	39,067,990	*16,137,257*
Other Financial charges	202,641	*165,432*
	45,915,028	***36,639,681***

SCHEDULE – Q
OTHER EXPENSES

	Year ended 31st March, 2004 Rupees	*Year ended 31st March, 2003 Rupees*
Travelling and Conveyance	1,710,984	*2,402,015*
Consultancy & Professional Charges	6,940,634	*3,177,260*
Communication Expenses	238,663	*344,694*
Loss on Foreign Exchange Fluctuation	7,338,101	*324,933*
Insurance	26,160	*28,814*
Auditors' Remuneration : (Refer Note 18)		
- Audit Fees	400,000	*400,000*
- Other Matters	200,000	—
- Service Tax	48,000	*32,000*
- Out of Pocket Expenses	1,735	—
Directors' Fees	125,000	*115,000*
Directors' Commission	1,235,000	—
Loss on Sale of Assets	20,475	*34,455*
Lease Rentals	18,104	*405,965*
Miscellaneous Expenses	641,340	*842,724*
	18,944,196	***8,107,860***

SCHEDULE – R
SIGNIFICANT ACCOUNTING POLICIES

1. **System of Accounting**
   The Accounts of the Company are prepared under the historical cost convention using the accrual method of accounting.

2. ***Accounting for Petroleum Operations***

   The Company generally follows the Full Cost method of accounting for oil and gas exploration and development activities whereby all costs associated with exploring for and developing oil and gas reserves are capitalised, irrespective of the success or failure of specific parts of the overall exploration activity. Costs are accumulated in respect of each block in a cost pool, and the costs in each pool are written off against income arising from production of the reserves attributable to that pool.

   Exploration and survey costs incurred are held outside the cost pool pending determination of the existence or otherwise of commercial reserves. These costs remain undepleted pending determination, subject to there being no evidence of impairment. In case the Company

Schedules annexed to and forming part of the Accounts

surrenders a Block, the accumulated exploration expenditure pertaining to such Block is written off in the year in which the Block is surrendered. In the event of assignment / farm out of Participating Interest, the proportionate accumulated exploration expenditure is written off in the same year.

The Company has currently established two cost pools "CB-OS/2 " and "CY-OS-90/1" for its producing properties in which all capitalised exploration and development expenditure relating to its Lakshmi Gas and PY-3 Oil properties, respectively are recorded.

Producing Properties

Producing properties are created in respect of all areas where production commences. Producing properties, include the cost incurred on exploration and development including costs in respect of dry wells included in the cost pool.

3. **Depletion**

Expenditure carried within each cost pool (including future development costs) is depleted on a unit-of-production basis with reference to quantities, with depletion computed on the basis of the ratio that oil and gas production during the year bears to the balance estimated proved and probable reserves at commencement of the year. Future development costs as well as estimates of proved and probable reserves are taken on the basis of approved development plans or as certified by internationally recognised Reservoir Engineering Consultants.

4. **Site Restoration Cost**

Provision for Site Restoration and abandonment cost is calculated on the "unit-of-production" basis. This represents the Company's estimated liability for costs that may be incurred on removal and abandonment of facilities at the end of the producing life of the Field.

5. **Joint Ventures**

The financial statements of the Company reflect its share of assets, liabilities, income and expenditure of the Joint Venture operations which are accounted on the basis of available information on line to line basis with similar items in the Company's accounts to the extent of the participating interest of the Company as per the various joint venture agreements.

6. **Valuation of Stock**

a) Closing stock of Crude Oil and Condensate (by-product) is valued at Net Realisable Value based on the prices expected to be realised.

b) Closing inventories of drilling stores and spares are valued at cost including taxes, duties and freight.

7. **Revenue Recognition**

Crude Oil is sold to a refinery nominated under the Production Sharing Contract by the Government of India. The revenue has been recognised on transfer of custody to refinery/others based on the price agreed by the nominee.

Sale of Gas is recognised on production and transfer of gas from offshore platform to the processing facility onshore, where the buyers metering system accepts the delivery.

Condensate, a by-product from the processing of gas at the onshore facility, is sold on transfer from the storage tankers at the onshore facility.

8. **Deferred Revenue Expenditure**

Payment of fees, costs and expenses towards arrangement of loans are amortised over the period of the loans availed prior to April 1, 2003.

9. **Fixed Assets**

a) Fixed Assets are stated at cost. Cost comprises the purchase price and all attributable costs incurred in bringing the asset to working condition for its intended use.

b) Depreciation on Fixed Assets is provided on written down value basis at the rates specified in Schedule XIV to the Companies Act, 1956.

10. **Foreign Exchange Transactions**

a) Transactions in foreign currency are recorded by applying the exchange rate applicable on the date of transaction.

b) Transactions remaining unsettled on the Balance Sheet date are translated at the exchange rate applicable on the Balance Sheet date.

c) Value of fixed assets is adjusted to account for any increase or decrease in the liability in foreign currency, for making payment towards whole or part of the cost of assets.

d) Any exchange rate difference arising on foreign exchange transactions, other than those relating to fixed assets, are recognised as income or expense in the period in which they arise, and taken to the Profit and Loss Account.

11. **Retirement Benefits**

The Company has defined contribution plan for Provident Fund and defined benefit Superannuation Fund and the Company's contributions thereto, are charged to the Profit and Loss Account.

The Company has participated in Group Gratuity cum Life Assurance Scheme of Life Insurance Corporation of India for gratuity payable to the employees and contribution thereto is charged to the Profit and Loss Account. Provision for leave encashment is made as per actuarial valuation basis as at the end of the financial year.

A. J. ENGINEER
Chairman.

A. CHARAN
Director.

SUJIT GUPTA
Director.

S. C. MITTAL
Director.

Mumbai, 7th May, 2004.



Schedules annexed to and forming part of the Accounts

SCHEDULE – S
NOTES FORMING PART OF THE ACCOUNTS

1. The Company's share of its assets and liabilities, costs pertaining to the Exploration, Development and Production Operations for the year ended 31st March, 2004 for the unincorporated joint ventures CB-OS/1 and CB-OS/2 have been accounted for on the basis of unaudited statements. However, the Company's share of its assets and liabilities, costs pertaining to the Exploration, Development and Production Operations for the year ended 31st March, 2004 for the unincorporated joint venture CY-OS-90/1(PY-3) has been accounted for on the basis of audited statements.

2. The balance with non-scheduled bank represents the balance with Barclays Bank, London. The maximum amount outstanding at any time during the year in respect of this account is Rs.34,187,941 *(Previous year: Rs. 31,613,423).*

3. Interest Income includes interest on:

	Current Year Rupees	Previous Year Rupees
Deposits	5,068,986	6,466,069
Others	849,393	549,205
Total	**5,918,379**	**7,015,274**

4. Remuneration to the Manager under Section 269 of the Companies Act, 1956 :

	Current Year Rupees	Previous Year Rupees
Salary (including Bonus)	436,978	503,200
Contribution to Provident, Superannuation and Gratuity Funds	78,837	108,864
Perquisites	387,495	375,861
Total	**903,310**	**987,925**

5. Computation of Net Profit in accordance with Section 309 of the Companies Act, 1956 and commission payable to Directors :

Particular	For the year ended March 31, 2004
Profit before Tax as per Profit & Loss Account	565,993,552
Add : Directors' Commission	1,235,000
Managerial Remuneration	903,310
Provision for doubtful debts	2,852,808
Loss on sale of fixed assets	20,475
	571,005,145
Less : Opening balance of unabsorbed loss	141,647,863
Net Profit as per Section 309(5)	429,357,282
Directors' Commission*	1,235,000

* Subject to Shareholders' approval.

6. Contingent Liabilities :

   a) Claims against the Company not acknowledged as debts Rs.34,347,043 *(Previous year Rs. 37,530,906).*

   b) Income Tax demands under appeal Rs.20,448,846 *(Previous year Rs. 1,752,223)*

7. The Company had entered into a leave and license agreement for its Corporate office premises. The non-cancellable period in the leave and license contract is 33 months from 1st June, 2003. The total of future minimum non-cancellable leave and license fee payments as of the balance sheet date are as under:

   Not later than one year – Rs. 2,856,864.

   Later than one year but not later than five years – Rs. 2,618,792.

   Leave and license fee payments recognised in the statement of profit and loss for the year were Rs. 2,380,717.

Schedules annexed to and forming part of the Accounts

8. The Company is not a Manufacturing Company but is a non-operating partner in consortia engaged in exploration and production of oil & gas. The information given below as required under items 4-C and 4-D of part II of Schedule VI to the Companies Act, 1956 represents the Company's share in the joint ventures.

(i) SALES TURNOVER

Description	Unit	Quantity (2003-2004)	Value (Rs.)	Quantity (2002-2003)	Value (Rs.)
Crude Oil	BBLS	301,005.00	387,889,499	399,826.00	527,354,165
Natural Gas	MMSCF	4,369.78	741,336,068	1,385.22	234,553,875
Condensate	Tonnes	279.11	3,292,912	94.87	1,613,812
Total			**1,132,518,479**		**763,521,852**

(ii) OPENING & CLOSING STOCK OF GOODS PRODUCED

Description	Unit	Quantity (2003-2004)	Value (Rs.)	Quantity (2002-2003)	Value (Rs.)
Opening Stock of Crude Oil	BBLS	21,458.00	24,863,758	69,170.00	82,968,598
Condensate	Tonnes	37.20	316,425	—	—
Total			**25,180,183**		**82,968,598**

Description	Unit	Quantity (2003-2004)	Value (Rs.)	Quantity (2002-2003)	Value (Rs.)
Closing Stock of Crude Oil	BBLS	36,207.00	51,778,623	21,458.00	24,863,758
Condensate	Tonnes	70.63	871,165	37.20	316,425
Total			**52,649,788**		**25,180,183**

(iii) LICENSED CAPACITY, INSTALLED CAPACITY AND ACTUAL PRODUCTION

Description	Unit	Licensed Capacity Per Annum	Installed Capacity Per Annum Quantity	Actual Production For the year 2003-2004 Quantity	Actual Production For the year 2002-2003 Quantity
Crude Oil	BBLS	N.A	N.A	315,754.00	352,114.00
Natural Gas	MMSCF	N.A	N.A	4,369.78	1,385.22
Condensate	Tonnes	N.A	N.A	312.54	132.07

(iv) Particulars relating to consumption of stores and spares have not been given in the absence of information in the ventures' accounts.

9. Details of the Partners and their participating interest shares in the respective Joint Ventures entered into by Company as on 31st March, 2004 are as follows:

Joint Ventures	Partners	Share(%)
Licensed Production Sharing Contracts:		
CY-OS/90-1 (PY-3)	Hardy Exploration & Production (India) Inc.	18.00
	Oil and Natural Gas Corporation Ltd.	40.00
	Hindustan Oil Exploration Company Ltd.	21.00
	Tata Petrodyne Ltd.	21.00
CB-OS/1 (Cambay)	Oil and Natural Gas Corporation Ltd.	32.89
	Hindustan Oil Exploration Company Ltd.	57.11
	Tata Petrodyne Ltd.	10.00


TATA

Schedules annexed to and forming part of the Accounts

CB-OS/2 (Cambay) (Exploration)	Cairn Energy India Pty. Ltd.	10.00
	Cairn Energy India West B.V.	30.00
	Cairn Energy Cambay B.V.	20.00
	Cairn Energy Gujarat B.V.	15.00
	Oil and Natural Gas Corporation Ltd.	10.00
	Tata Petrodyne Ltd.	15.00
CB-OS/2 (Cambay) (Development)	Cairn Energy India Pty. Ltd.	6.70
	Cairn Energy India West B.V.	20.00
	Cairn Energy Cambay B.V.	13.30
	Cairn Energy Gujarat B.V.	10.00
	Oil and Natural Gas Corporation Ltd.	40.00
	Tata Petrodyne Ltd.	10.00

10. Expenditure in Foreign Currency (Cash basis)

Particulars	Y.E. 31-3-2004 (Rs.)	Y.E. 31-3-2003 (Rs.)
Travelling	64,488	54,890
Training / Conferences	—	63,558
Finance Charges	—	5,678,595
Software Expenses	—	240,135
Insurance	9,193,966	8,914,669
Books & Periodicals	7,592	32,549
Legal & Professional Fees	3,306,069	—
Total	**12,572,115**	**14,984,396**

11. Earnings in Foreign Currencies (Cash basis)

Particulars	Y.E. 31-3-2004 (Rs.)	Y.E. 31-3-2003 (Rs.)
Production Bonus	19,628,202	—

12. The Company has capitalised financing costs on its borrowings by way of Inter Corporate Deposits, as required under AS-16 issued by The Institute of Chartered Accountants of India. These borrowings were made for payment of cash calls relating to two blocks in which production had not commenced during the year. Capitalisation of such costs aggregating Rs.48,380,925 *(Previous Year Rs. 68,444,877)* was made only upto commencement of commercial production.

13. As per the Accounting Standard 18 on "Related Party Disclosures" issued by The Institute of Chartered Accountants of India, the related parties of the Company are as follows:

A) Holding Company : The Tata Power Company Limited

B) Fellow Subsidiaries : Aftaab Investment Company Limited
Chemical Terminal Trombay Limited
Tata Power Broadband Company Private Limited
Tata Power Trading Private Limited
Powerlink Transmission Limited
Duncans North Hydro Power Company Limited

C) Joint Ventures: As per details given in Item 5 of Significant Accounting Policies (Schedule R), the financial statements of the Joint Ventures are incorporated in the Company's accounts. Hence, particulars of transactions with joint ventures have not been separately disclosed.

D) Key Management Personnel: Mr. J. D. Basrur.

Schedules annexed to and forming part of the Accounts

Transactions with Related parties are as under:

Rupees

Sr. No.	Nature of Transaction	Holding Company	Key Management Personnel
1.	Unsecured Loan:		
	Borrowed during the Year	185,000,000	
		(325,000,000)	
	Repaid during the year	52,000,000	
		(643,200,000)	
	Balance Outstanding	428,000,000	
		(295,000,000)	
2.	Current Liabilities	2,568	
		—	
3.	Interest Accrued & Due	7,610,665	
		(8,809,804)	
4.	Interest Accrued but not Due	4,418,709	
		—	
5.	Interest Cost*	54,991,560	
		(73,825,753)	
6.	Rent	651,555	
		(2,927,387)	
7.	Electricity	79,450	
		(46,994)	
8.	Proceeds from Sale of Fixed Assets		36,563
			—
9.	Managerial Remuneration		903,310
			(987,925)

* Capitalised to Exploration Expenditure Rs. 17,790,104 & capitalised to Development Expenditure Rs. 30,590,821.

Note : Figures in bracket represents amount for the Previous Year.

14. Insurance costs of Rs. 9,554,778 *(Previous Year Rs. 8,318,560)* are net of Rs. 9,193,966 *(Previous Year Rs. 8,973,767)* capitalised during the year as Pre Producing Properties, being expenditure incurred before the commencement of commercial production.

15. The information relating to dues to small-scale industrial undertakings is not available in respect of Production Sharing Joint Ventures consolidated on line by line basis.

16. The disclosure requirements of Part II of Schedule VI of the Companies Act, 1956 have not been met in respect of production expense for gas aggregating to Rs. 51,091,655 *(Previous Year Rs.15,481,914)* pending receipt of such information from Production Sharing Joint Ventures.

17. The Company is engaged in Oil and Gas exploration business which is the only reportable business segment as per Accounting Standard 17 "Segment Reporting" issued by The Institute of Chartered Accountants of India.

18. Accounts of one of the Joint Venture are audited by a firm in which some of the Partners of Statutory Auditors of Tata Petrodyne Ltd., are Partners. The Company's share of Auditors Remuneration of the said Joint Venture is Rs. 42,000.



Schedules annexed to and forming part of the Accounts

19. Deferred Tax Liability

Particulars	Deferred Tax Assets/(Liability) as at March 31, 2004 (in Rs.)
Provisions and Write Offs	23,400,000
Fixed Assets and Producing Properties	(65,600,000)
Others	(1,200,000)
Total Deferred Tax Liability	(43,400,000)

In compilance with the Accounting Standard relating to "Accounting for Taxes on Income" (AS-22) issued by the Insitute of Chartered Accountants of Inida, the Company has taken a debit of Rs. 43,400,000 in the Profit and Loss Account for the Year Ended March 31, 2004 towards Deferred Tax Liability (Net) for the year. As a matter of abundant prudence the Company has not recognised Deferred Tax Asset on unabsorbed losses.

20. Previous year's figures have been regrouped and rearranged wherever necessary.

Additional information as required under Part IV of Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. U11100MH2001PLC134095 State Code 1100MH

Balance Sheet Date 31 (Date) 03 (Month) 2004 (Year)

II. Capital raised during the year
(Amount in Rupees thousands)

Public Issue	Bonus Issue
NIL	NIL
Rights Issue	**Public Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds
(Amount in Rupees thousands)

Total Liabilities	Total Assets
1974974	1974974

Sources of Funds :

Paid-up Capital	Reserves & Surplus
980004	217297
Secured Loans	**Unsecured Loans**
298387	435886

Application of Funds :

Net Fixed Assets	Investments
1969153	NIL
Net Current Assets	**Miscellaneous Expenditure**
2443	3378
Accumulated Losses	
0	

IV. Performance of the Company
(Amount in Rupees thousands)

Turnover	Total Expenditure
1132518	590526
(+ / –) Profit/Loss before Tax	**(+ / –) Profit/Loss after Tax**
565994	477336
Earnings/(Loss) per Share (Rs.)	**Dividend Rate %**
4.87	10.00%

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Item Code No. (ITC Code)	Products Description
270900	CRUDE PETROLEUM
271121	NATURAL GAS

SUJIT GUPTA
Director.

A. J. ENGINEER
Chairman.

AMULYA CHARAN
Director.

S. C. MITTAL
Director.

Mumbai, 7th May, 2004.


TATA

Tata Power Broadband Company Limited

BOARD OF DIRECTORS
(As on 11th May, 2004)
Mr. F. A. Vandrevala *Chairman*
Mr. Amulya Charan
Mr. S. Mohan Gurunath
Mr. Rahul Chaudhry

REGISTERED OFFICE
Carnac Receiving Station
34, Sant Tukaram Road
Carnac Bunder, Mumbai 400 009

AUDITORS
S. B. Billimoria & Co.
Chartered Accountants

BANKERS
ICICI Bank Limited

Directors' Report

TO THE MEMBERS
The Directors are pleased to present their First Annual Report of the business and operations of the Company and the statement of accounts for the year ended 31st March, 2004.

1. Financial Results

Rs. in Lakhs

		2003-2004
(a)	Net Income from Operations	0.40
(b)	Total Expenditure	72.78
(c)	Profit before Tax	(72.38)
(d)	Profit after Tax	(72.38)

2. Financial Highlights

Tata Power Broadband Company Private Limited was incorporated on 19th November, 2003. On 21st January, 2004, it became a wholly-owned subsidiary of The Tata Power Company Limited and the word "Private" was removed from the name of the Company and taken on record by the Assistant Registrar of Companies, Maharashtra, vide his certificate dated 16th February, 2004.

During the period from 16th February, 2004 to 31st March, 2004, the Company had revenue of Rs. 0.40 lakh and expenditure of Rs. 72.78 lakhs resulting in a loss of Rs. 72.38 lakhs. In accordance with Accounting Standard 19 on Intangible Assets issued by the Institute of Chartered Accountants of India, preliminary expenditure of Rs. 71.31 lakhs incurred towards stamp duty and registration charges, for increasing authorised Capital/Paid up Capital, have been expensed during the year.

3. Dividend

In view of loss for the year, the Directors do not recommend any dividend.

4. Increase in Authorised Capital

During the year, the Company increased its Authorised Share Capital from Rs. 1 lakh to Rs. 100 crores.

5. Rights Issue

During the year, the Company made a Rights Issue of 90,000 Equity Shares in the ratio of 9:1 for cash at par (Face Value Rs. 10/-) aggregating to Rs. 9 lakhs.

6. Foreign Exchange Earnings/Outgo

There were no foreign exchange earnings/outgo during the year.

7. Energy Conservation & Environment Protection

7.1 Energy Conservation Measures

No significant measure was taken during the year.

7.2 Environment

The Company remains committed to the cause of environment enrichment.

8. Disclosure of particulars

Particulars required by the Companies (Disclosure of particulars in the Report of Board of Directors) Rules, 1988 are given in the prescribed format as Annexure 1 to the Director's Report.

Particulars of Employees

The Company had no employees of the category specified under Section 217(2A) of the Companies Act, 1956.

9. Directors

Mr. F. A. Vandrevala, Mr. Amulya Charan, Mr. S. M. Gurunath and Mr. Rahul Chaudhry were named in the Articles of Association as the first Directors of the Company. These Directors hold office until they are appointed in accordance with Section 255 of the Companies Act, 1956. Notices under Section 257of the Companies Act, 1956 have been received from Members expressing their intention to propose the appointments of Mr. Vandrevala, Mr. Charan, Mr. Gurunath and Mr. Chaudhry as Directors at the forthcoming Annual General Meeting.

10. Auditors

Member will be requested to appoint Auditors and to authorize the Board of Directors to fix their remuneration.

11. Directors' Responsibility Statement

Pursuant to Section 217 (2AA) of the Act, the Directors based on the representation received from the Operating Management confirm that:

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to all material departures.

(ii) they have in the selection of the accounting policies consulted the Statutory Auditors and have applied them consistently and made judgement and estimate that are reasonable and prudent so as to give true and fair knowledge of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.

(iii) they have prepared the Annual accounts on a going concern basis.

(iv) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

On behalf of the Board

F. A. Vandrevala
Chairman

Place : Mumbai *Dated : 11th May, 2004.*

Annexure I to the Directors' Report

Form for disclosure of particulars with respect to technology absorption

Research & Development (R & D)

1.	Specific area in which R & D carried out by the Company	:	NA
2.	Benefits derived as a result of the above R & D	:	NA
3.	Future Plan of action	:	NA
4.	Expenditure on R & D (Rs. in Lakhs)		
	(a) Capital	:	NIL
	(b) Recurring	:	NIL
	(c) Total	:	NIL

Technology absorption adaptation and Innovation

1.	Efforts in brief, made towards technology absorption, adaptation and innovation.	:	NA
2.	Benefits derived as a result of the above efforts.	:	NA
3.	In case of imported technology following information may be furnished :		
	(a) Technology imported	:	None
	(b) Year of Import	:	NA
	(c) Has Technology been fully absorbed	:	NA
	(d) If not fully absorbed reasons thereof & future plans of action.	:	NA

Compliance Certificate

To,
The Members
TATA POWER BROADBAND COMPANY LIMITED
(Formerly – Tata Power Broadband Company Private Limited)
Carnac Receiving Station, 34, Sant Tukaram Road,
Carnac Bunder, Mumbai 400 009.

We have examined the registers, records, books and papers of TATA POWER BROADBAND COMPANY LIMITED and the rules made thereunder and also the provisions contained in the Memorandum and Articles of Association of the Company for the financial period ended on March 31, 2004 (November 19, 2003 to March 31, 2004). In our opinion and to the best of our information and according to the examinations carried out by us and explanations furnished to us by the Company, its officers and agents, we certify that in respect of the aforesaid financial period :

1. The Company has kept and maintained all registers as stated in Annexure 'A' to this certificate, as per the provisions of the Act and the rules made thereunder and all entries therein have been duly recorded.
2. The Company has duly filed the forms and returns as stated in Annexure 'B' to this certificate, with the Registrar of Companies, Regional Director, Central Government, Company Law Board or other authorities within the time prescribed under the Act and the rules made thereunder.
3. The Company being a Public Limited Company, comments that a Private Limited Company has minimum prescribed capital, maximum number of members, invitation to public to subscribe for shares and acceptance of deposits from persons other than its members, directors or their relatives, are not required.
4. The Board of Directors duly met 4 (Four) times on 11.12.2003, 21.01.2004, 21.01.2004 and on 19.02.2004 in respect of which meetings proper notices were given and the proceedings were properly recorded and signed including the circular resolutions passed in the Minutes Book maintained for the purpose.
5. The Company has not closed its Register of Members during the period as it was not required to close the same.
6. The Company was incorporated on November 19, 2003 and this being the first financial period, no annual general meeting was held during the financial period.
7. One extraordinary general meeting was held during the financial period on 21.01.2004 after giving due notice to the members of the Company and the resolutions passed thereat were duly recorded in the Minutes Book maintained for the purpose.
8. The Company has not advanced any loan to its Directors and/or persons or firms or companies referred to in the Section 295 of the Act.
9. The Company has not entered into any contracts falling within the purview of Section 297 of the Act.
10. The Company has made necessary entries in the register maintained under Section 301 of the Act.
11. As there were no instances falling within the purview of Section 314 of the Act, the Company has not obtained any approvals from the Board of Directors, members or previous approval of the Central Government.
12. The Company has not issued any duplicate share certificates during the financial period.
13. (i) The Company has delivered all the certificates on allotment of securities and on lodgement thereof for transfer in accordance with the provisions of the Act.
    (ii) The Company has not deposited any amount in a separate Bank Account as no dividend was declared during the financial period.
    (iii) The Company was not required to post warrants to any member of the Company as no dividend was declared during the financial period. There were no unpaid dividends in the Company.
    (iv) There are no unpaid dividends, application money due for refund, matured deposits, matured debentures or the interest accrued thereon which have remained unclaimed or unpaid for a period of seven years.
    (v) As this is the first financial period the question of compliance with the requirements of Section 217 of the Act does not arise.



14. The Board of Directors of the Company is duly constituted. There was no appointment of Directors, Additional Directors, Alternate Directors and Directors to fill casual vacancies during the financial period.
15. The Company has not appointed any Managing Director/Whole-time Director/ Manager during the financial period.
16. The Company has not appointed any sole selling agents during the financial period.
17. The Company has obtained approval of the Registrar of Companies in respect of change of name of the Company during the financial period.
18. The Directors have disclosed their interest in other firms/companies to the Board of Directors pursuant to the provisions of the Act and the rules made there under.
19. The Company has issued 90,000 Equity Shares during the financial period and complied with the provisions of the Act.
20. The Company has not bought back any shares during the financial period.
21. There was no redemption of preference shares or debentures during the financial period.
22. There were no transactions necessitating the Company to keep in abeyance the rights to dividend, rights shares and bonus shares pending registration of transfer of shares.
23. The Company has not invited/accepted any deposits including any unsecured loans falling within the purview of Section 58A during the financial period.
24. The amount borrowed by the Company from directors, members, public, financial institutions, banks and others during the financial period ending 31st March, 2004 is within the borrowing limits of the Company and that necessary resolutions as per Section 293(1)(d) of the Act have been passed in duly convened extraordinary general meeting.
25. The Company has not made loans and investments, or given guarantees or provided securities to other bodies corporate during the financial period.
26. The Company has not altered the provisions of the Memorandum with respect to situation of the Company's registered office from one state to another during the period under scrutiny.
27. The Company has not altered the provisions of the Memorandum with respect to the objects of the Company during the period under scrutiny.
28. The Company has altered the provisions of the Memorandum with respect to name of the Company during the period under scrutiny and complied with the provisions of the Act.
29. The Company has altered the provisions of the Memorandum with respect to share capital of the Company during the period under scrutiny and complied with the provisions of the Act.
30. The Company has altered its Articles of Association during the financial period after obtaining approval of members in the general meeting held on 21.01.2004 and the amendments to the Articles of Association have been duly filed with the Registrar of Companies.
31. There were no prosecutions initiated against or show cause notices received by the Company and no fines or penalties or any other punishment was imposed on the Company during the financial period, for offences under the Act.
32. The Company has not received any money as security from its employees during the financial period.
33. The Company was not required to deduct any contribution towards Provident Fund during the financial period.

For Parikh Parekh & Associates

Place : *Mumbai*

Date : *May 11, 2004*

Signature : sd/-

Name of Company Secretary : P. N. Parikh
Partner

C.P. No. : 1228

Annexure A

Statutory Registers as maintained by the Company

1. Register of Members u/s 150 of the Act.
2. Minutes Book of Board Meetings u/s 193 of the Act. (In Loose Leaf)
3. Minutes Book of General Meetings u/s 193 of the Act. (In Loose Leaf)
4. Books of Accounts u/s 209 of the Act are being audited by the Statutory Auditors of the Company.
5. Register of Contracts u/s 301 of the Act.
6. Register of disclosure of interest u/s 301 of the Act.
7. Register of particulars of Directors etc. u/s 303 of the Act.
8. Register of Directors' Shareholding u/s 307 of the Act.

Other Registers

1. Register of Directors' Attendance
2. Register of Shareholders' Attendance
3. Register of Transfers
4. Register of Proxy

For Parikh Parekh & Associates

Place : *Mumbai*

Date : *May 11, 2004*

Signature : sd/-

Name of Company Secretary : P. N. Parikh
Partner

C.P. No. : 1228

Annexure B

Forms and Returns as filed by the Company with the Registrar of Companies during the financial period from November 19, 2003 to March 31, 2004

Sr. No.	Form No./ Return	Filed under Section	For	Date of filing	Whether filed within prescribed time Yes/No	If delay in filing whether requisite additional fee paid. Yes/No
1.	Form 2	75(1)	Allotment of 10,000 Equity shares of Rs. 10/- each	06.01.2004	Yes	N. A.
2.	Form 23	192 & 31	Increase in Authorised Capital, Adoption of new set of Articles of Association, Borrowing Powers and Permission to mortgage	11.02.2004	Yes	N. A.
3.	Statement in Lieu of Prospectus	Schedule III	Conversion into Public Limited Company	11.02.2004	Yes	N. A.
4.	Form 5	95	Increase in Authorised Capital from Rs. 1,00,000/- to Rs. 100,00,00,000/-	17.02.2004	Yes	N. A.
5.	Form 2	75(1)	Allotment of 90,000 Equity shares of Rs. 10/- each	11.03.2004	Yes	N. A.

Place : Mumbai
Date : May 11, 2004

For Parikh Parekh & Associates
Signature : sd/-
Name of Company Secretary : P. N. Parikh
Partner
C. P. No. : 1228



Auditors' Report

To the members of TATA POWER BROADBAND COMPANY LIMITED

1. We have audited the attached Balance Sheet of **TATA POWER BROADBAND COMPANY LIMITED** as at 31st March, 2004 and the Profit and Loss Account of the Company for the period 19th November, 2003 to 31st March, 2004, annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with the auditing standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraph 4 of the said Order.
4. Further to our comments in the Annexure referred to in paragraph 3, we report as follows :
   - *(a)* we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;
   - *(b)* in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;
   - *(c)* the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;
   - *(d)* in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;
   - *(e)* in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :
     - (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2004; and
     - (ii) in the case of the Profit and Loss Account, of the loss of the Company for the period ended on that date.
5. On the basis of the written representation from the Directors as at 31st March, 2004 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31st March, 2004 from being appointed as a Director in terms of Section 274(1)(g) of the Companies Act, 1956.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants,

UDAYAN SEN
Partner.
(Membership No. 31220)

Place : Mumbai
Date : 11th May, 2004.

Annexure to the Auditors' Report

(Referred to in paragraph 3 of our report of even date)

(i) The nature of the Company's business/activities during the year is such that clauses (i), (ii), (iii), (iv), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix) and (xx) of the Order are not applicable.

(ii) In respect of transactions entered in the Register maintained in pursuance of Section 301 of the Companies Act, 1956 :

- *(a)* To the best of our knowledge and belief and according to the information and explanations given to us, the transactions that required to be entered in the Register have been so entered.
- *(b)* According to the information and explanations given to us, where each of such transactions is in excess of Rs. 500,000 in respect of any party, the transactions have been made at prices which are *prima facie* reasonable having regard to the prevailing market prices at which similar transactions were entered into.

(iii) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company was noticed or reported during the period.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants,

UDAYAN SEN
Partner.
(Membership No. 31220)

Place : Mumbai
Date : 11th May, 2004.

Tata Power Broadband Company Limited

Balance Sheet as at 31st March, 2004

	Schedule No.	Rupees	As at 31st March, 2004 Rupees
FUNDS EMPLOYED			
1) Share Capital	A		1,000,000
			1,000,000
APPLICATION OF FUNDS			
2) Current Assets, Loans and Advances	B	6,018,216	
3) *Less* : Current Liabilities and Provisions	C	12,256,086	
4) Net Current Liabilities			(6,237,870)
5) Profit and Loss Account (Debit Balance)			7,237,870
			1,000,000
6) Notes	D		

As per our report attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.

Place : Mumbai
Date : 11th May, 2004

For and on behalf of the Board

F. A. VANDREVALA
AMULYA CHARAN
S. MOHAN GURUNATH
RAHUL CHAUDHRY
Directors.

Place : Mumbai
Date : 11th May, 2004



Profit and Loss Account for the period from 19th November, 2003 to 31st March, 2004

		Schedule	Year ended 31st March, 2004 Rupees
INCOME			
1)	Service Income		40,302
			40,302
EXPENDITURE			
2)	Registration and Stamp Duty		7,131,550
3)	Bank Charges		4,310
4)	Network Lease Rent		94,312
5)	Licence Processing Fee		21,000
6)	Audit Fees		27,000
			7,278,172
7)	Loss for the period carried to Balance Sheet		**(7,237,870)**
8)	Notes	D	

As per our report attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

UDAYAN SEN
Partner.

Place : Mumbai
Date : 11th May, 2004

For and on behalf of the Board

F. A. VANDREVALA
AMULYA CHARAN
S. MOHAN GURUNATH
RAHUL CHAUDHRY
Directors.

Place : Mumbai
Date : 11th May, 2004

Tata Power Broadband Company Limited

Schedules forming part of the Balance Sheet

SCHEDULE – A
SHARE CAPITAL

	As at 31st March, 2004 Rupees
AUTHORISED CAPITAL	
100,000,000 Equity Shares of Rs.10 each	1,000,000,000
ISSUED, SUBSCRIBED AND PAID-UP	
100,000 Equity Shares of Rs.10 each	1,000,000
(The Company is a wholly owned subsidiary of Tata Power Company Limited)	
	1,000,000

SCHEDULE – B
CURRENT ASSETS, LOANS AND ADVANCES

			As at 31st March, 2004 Rupees
(a)	**Current Assets :**		
	Sundry Debtors		
	(Unsecured, Considered good and outstanding for less than six months)	43,526	
	Current Account with Scheduled Bank	5,878,650	5,922,176
(b)	**Loans and Advances**		
	Advances recoverable in cash or in kind or for the value to be received	91,040	
	Deposits	5,000	96,040
			6,018,216

SCHEDULE – C
CURRENT LIABILITIES & PROVISIONS

	As at 31st March, 2004 Rupees
Sundry Creditors	12,251,581
Other Liabilities	4,505
	12,256,086



Notes forming part of the Accounts

SCHEDULE – D

1. The Company was incorporated as a private limited company on 19th November, 2003 and, on 21st January, 2004, became a public limited company. The Company was set up as a Subsidiary of Tata Power Company Limited, to provide a optic fibre backbone for various telecom ventures in India.
2. **Significant Accounting Policies :**
   (a) **Basis of Accounting :**
   The Financial Statements are prepared under historical cost convention, on accrual basis, and are in accordance with requirements of the Companies Act, 1956, and comply with the Accounting Standards referred to in sub-section (3c) of Section 211 of the said Act.
   (b) **Revenue Recognition :**
   Revenues in respect of broadband and communication business are accounted for on the basis of sale/lease of fibre cables and when services are rendered.
3. **Related Party Disclosures :**
   Details of transactions with Tata Power Company Limited (Holding Company) :

Description	Current Year Rupees
Sundry Creditors (balance)	12,131,550
Network Lease Rent	94,312

4. **Details of Auditors' Remuneration :**

Description	Current Period Rupees
Audit Fees	25,000
Service Tax	2,000
Total	**27,000**

5. This being the first period of operations of the Company, there are no corresponding figures for the previous period.

For and on behalf of the Board
F. A. VANDREVALA
AMULYA CHARAN
S. MOHAN GURUNATH
RAHUL CHAUDHRY
Directors.

Place : Mumbai
Date : 11th May, 2004

Cash Flow Statement for the year ended 31st March, 2004

	For the year ended 31st March, 2004 Rupees
Cash Flow from Operating Activities	
Loss for the period	(7,237,870)
Loss before Working Capital Changes	(7,237,870)
Adjustments for :	
Increase in current assets	(139,566)
Increase in current liabilities	12,256,086
Net Cash Flow from Operating Activities	4,878,650
Cash Flow from Financing Activities	
Proceeds from share capital	1,000,000
Cash & cash equivalents as at 31st March, 2004	**5,878,650**

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. U64200MH2003PTC143200 State Code 11 00 MH

Balance Sheet Date 31 (Date) 03 (Month) 2004 (Year)

II. Capital raised during the year
(Amount in Rupees Thousands)

Public Issue	NIL	Right Issue	900
Bonus Issue	NIL	Private Placement	100

III. Position of Mobilisation and Deployment of Funds
(Amount in Rupees Thousands)

Total Liabilities	1000	Total Assets	1000

Sources of Funds :

Paid-up Capital	1000	Reserves & Surplus	NIL
Secured Loans	NIL	Unsecured Loans	NIL

Application of Funds :

Net Fixed Assets	NIL	Investments	NIL
Net Current Liabilities	(6238)	Miscellaneous Expenditure	7238
Accumulated Losses	NIL		

IV. Performance of the Company
(Amount in Rupees Thousands)

Turnover	40	Total Expenditure	7278
(+ / –) Profit/Loss before Tax	– ✓ 7238	(+ / –) Profit/Loss after Tax	– ✓ 7238
Earnings per Share (Rs.)	NIL	Dividend Rate @ %	NIL

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Item Code No. (ITC Code) NA

Products Description: Internet Service Provider


TATA

BOARD OF DIRECTORS
(As on 1st May, 2004)

MR. R. P. SINGH	*Chairman*
MR. F. A. VANDREVALA	*Director*
MR. P. K. KUKDE	*Director*
MR. S. MOHAN GURUNATH	*Director*
MR. V. M. KAUL	*Director*
DR. V. K. GARG	*Director*
MR. UTPAL DHAR	*Managing Director*
MR. P. K. JHA	*Executive Director (Finance)*
MR. SURESH SACHDEV	*Executive Director (Project)*

CAO & COMPANY SECRETARY
MR. S. DATTA

REGISTERED OFFICE
B9, Qutab Institutional Area,
Katwaria Sarai,
New Delhi - 110 016

AUDITORS
S. B. Billimoria & Co.

BANKERS
State Bank of India

Directors' Report

To
The Members,
The Directors are pleased to present the 3rd Annual Report on the project and the statement of accounts for the year ended 31st March, 2004.

FINANCIAL HIGHLIGHTS

During the year, the Company has received Rs. 131.20 crores from the Joint Venture Partners as Equity participation (51:49):
Tata Power Company Ltd. : Rs. 66.91 crores
Power Grid Corporation of India Ltd. : Rs. 64.29 crores

The Company has entered into agreements with the following Financial Institutions/Banks during the month of January, 2004 for Loan upto a limit of Rs. 980 crores :

S. No.	Name of Lender	Amount (Rs. Crores)
1.	International Finance Corporation	340
2.	Infrastructure Development Finance Company Limited	180
3.	Asian Development Bank	300
4.	State Bank of India	160
	Total	**980**

However, Rs. 854 crores shall be disbursed as per the present agreement. (The balance Rs. 126 crores shall be disbursed only after the increased project cost is approved by the competent authority). The Company is in the process of fulfilling the conditions precedent to the first disbursement of loan by the above lenders. The first disbursement is expected by the 2nd week of May 2004.

During the year 2003-04, the Company has incurred the following expenditure :

		Amount (Rs. Crores)
A.	**Capital Work-in-progress**	
	Advances to Contractors & Suppliers	48.71
	Survey & Transmission charges	7.65
	Engineering and Consultancy charges	7.43
	Project Insurance	0.63
	Total (A)	**64.42**
B.	**Incidental expenditure during Construction**	
	Payment to & provision for employees	0.96
	Lenders' counsel and consultation charges	0.97
	Other professional charges	0.34
	ROC Fees	0.99
	Other administration expenses	1.35
	Upfront and other fees to Financial Institution/Banks	9.39
	Total (B)	**14.00**
C.	**Fixed Assets**	
	Computer, furniture and fixtures and vehicles	0.24
	Total Expenditure Incurred/provided (A+B+C)	**78.66**
Expenditure incurred from 1st April, 2004 to 2nd May, 2004		**30.09**

The Cash balance at Bank as on 3rd May, 2004 of Rs. 27.05 crores will be disbursed as advance payment on the awarded contracts for Tower, Conductor and Insulator Packages in the month of May, 2004.

Dividend

Since the Company has not started Commercial operations, Directors have not recommended any Dividend.

Status of project

The Company achieved following milestones consequent to the signing of Shareholders' Agreement with Power Grid Corporation of India Limited and Tata Power Company limited on 4th July, 2003 and Implementation Agreement and Transmission Service Agreement on 4th July, 2003 with Power Grid Corporation of India Limited for implementation of specific transmission lines associated with the Tata Hydro Electric Project, East-North Inter connector & Northern Region Transmission System on Build, Own, Operate & Transfer basis.

— Receipt of Transmission License from Central Electricity Regulatory Commission (CERC) on 13.11.2003 for a period of 25 years.
— Laying of the foundation stone of the project on 24.12.2003 at Lucknow by the Hon'ble Prime Minister, Mr. Atal Bihari Vajpayee.
— Issuance of the Letter of Awards for main packages viz. Tower (Rs. 483.60 Crores) in the month of December, 2003, Conductor (Rs. 342.60 Crores) and Insulator (Rs. 50.92 Crores) in the month of March, 2004

Project Implementation;

Three Project offices, each headed by a Project Manager located at Siliguri, Muzaffarpur and Lucknow have been opened to look after the entire project divided into five packages viz :

Siliguri	-	Purnea
Purnea	-	Muzaffarpur
Muzaffarpur	-	Gorakhpur
Gorakhpur	-	Lucknow
Bareilly	-	Mandaula

The Project offices are further divided into Project site offices mainly in Bihar and UP to cover the entire project. All the Contractors are using latest technology for survey work by using total stations. This has resulted in expediting the survey work. Finalisation of route alignment for the five lines is approx. 70% complete. Detailed survey and foundation work is in progress in all the five sections.

Human Resources

Adequate personnel were employed as per the site requirements for the various positions. The Company has no employees whose remuneration is more than the limit specified in Section 217(2A) of the Companies Act, 1956.

Environment and Social Responsibility

Impact of Powerlinks' business on environmental concerns is going to be almost negligible. However, the Company has adopted the Environmental and Social Policy and Procedures (ESPP) in all spheres of the Project Management. This has been accepted by the World Bank and is already approved by IFC/ADB. In addition, discussions have taken place to undertake a special health related awareness programmes in co-operation with IFC, especially in the remote areas, which come in the path of the transmission line.

Quality Assurance and Inspection

The Company is committed to quality management and has appointed a reputed agency for quality assurance, inspection and expediting at various manufacturing works of the vendors.

The Company is giving topmost attention to quality and is vigorously following the quality checks at pre-identified points of Project Implementation.

Corporate Governance

In accordance with the good corporate governance practices, a report on Corporate Governance is given separately.

Communication

Besides formal weekly review meetings, open dialogues, POWERLINKS also started a quarterly newsletter "URJA HIWAY" in October, 03 as a means of two way communication with its employees and other stakeholders.

The Company has created its own website : www.powerlinkstransmission.com for disseminating of information to the various stakeholders. Employees based at site offices are encouraged to interact.

Conservation of Energy

The Company makes conscious efforts for conservation of energy in its project right from planning stage. While planning the transmission system, one of the criteria in selection of final system is lower transmission losses. The disclosures required in Form A of Rule 2 of the Companies (Disclosure of Particulars in the Report of the Board of Directors) rules, 1988 are not applicable to the Company.

Technology Absorption

Nil

Foreign exchange earnings and outgo

Export	Nil
Purchase of Materials	Nil
Expenditure in foreign currency	Rs. 1.70 Lakhs
Foreign exchange earned	Nil

Auditors

The retiring Auditors, M/s. S. B. Billimoria & Co. being eligible have expressed their willingness to be reappointed.

Directors

Mr. Pramod Kumar Jha was appointed as an Additional Director by the Board with effect from 8th January, 2004 in accordance with Article 113 of the Articles of Association and Section 260 of the Companies Act, 1956. The Company has received a Notice under Section 257 of the Act from a member signifying his intention to propose Mr. Jha's appointment as a Director.

The board also appointed Mr. Jha as the Executive Director (Finance) of the Company effective the same date. The Shareholders have also approved Mr. Jha's appointment as Executive Director (Finance) in the Extra-ordinary General Meeting held on 8th January 2004.

Dr. V. K. Garg was appointed as an Additional Director by the Board with effect from 24th March, 2004 in accordance with Article 113 of the Articles of Association and Section 260 of the Companies Act, 1956. The Company has received a Notice under Section 257 of the Act from a Member signifying his intention to propose Dr. V. K. Garg's appointment as a Director.

In accordance with the requirements of the Act and the Articles of Association of the Company, Mr. P. K. Kukde , Mr. S. M. Gurunath, and Mr. V. M. Kaul, directors retire by rotation and are eligible for reappointment.

Director's Responsibility Statement

Pursuant to Section 217(2AA) of the Companies Act, the Directors based on the representations received from the Operation Management, confirm that :

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to all material departures.

(ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year.

(iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provision of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) they have prepared the annual accounts on a going concern basis.

Acknowledgement

The Director's place on record their grateful thanks for the guidance and co-operation extended all through by Ministry of Power, Central Electricity Authority, Central Electricity Regulatory Commission, Department of Economic Affairs, Ministry of Finance and other concerned Government departments / agencies at the Central and State Level without whose active support, the progress achieved during the year under review would not have been possible.

Moreover, the Board extends its sincere thanks to POWERGRID and TATA POWER for the support and cooperation extended by them towards starting of the Project of your company.

On behalf of the Board of Directors,

R. P. SINGH
Chairman

New Delhi
3rd May, 2004



Auditors' Report

To the members of POWERLINKS TRANSMISSION LIMITED

1. We have audited the attached Balance Sheet of **Powerlinks Transmission Limited**, as at 31st March, 2004, and the Cash Flow Statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order, to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to in paragraph 3 above :

   a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   c) the Balance Sheet and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d) in our opinion, the Balance Sheet and the Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

   e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts, together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      i. in the case of the Balance Sheet, of the state of the Company's affairs as at 31st March, 2004

      ii. in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

5. On the basis of written representations received from directors, as on 31st March, 2004, and taken on record by the Board of Directors, we report that none of the directors are disqualified as on 31st March, 2004 from being appointed as a director in terms of clause (g) of sub section(1) of Section 274 of the Companies Act, 1956.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants,

JITENDRA AGARWAL
Partner.
(Membership No. 87104)

Place : New Delhi
Date : 3rd May, 2004.

Annexure to the Auditors' Report

(Referred to in paragraph (3) of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.
2. According to the information and explanations given to us, fixed assets were physically verified by the Management during the year and no material discrepancies were noted on such verification.
3. The Company has not taken or granted any loans, secured or unsecured, from/to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.
4. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of fixed assets. The Company's operations do not give rise to any purchase of inventory and sale of goods.
5. In our opinion and according to the information and explanations given to us, there are no transactions of purchase of goods and materials and sale of goods and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the period to Rs. 500,000 or more in respect of each party.
6. The Company has not accepted any deposits from the public as defined under the provisions of Section 58A or 58AA of the Companies Act, 1956 and the rules made thereunder.
7. Since the paid up capital and reserves of the Company were less than Rs. 50 lacs at the commencement of the period, clause vii of the order with respect to adequacy of the internal audit system is not applicable.
8. To the best of our knowledge and according to the explanations provided to us, the Central Government has not prescribed maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of any of the products of the Company.
9. According to the records of the Company examined by us:
   a. Provident Fund and Income Tax deductions at source have been deposited within the prescribed time with the appropriate authorities. We are informed that 'Employees' State Insurance Act, 1948' is not applicable to the Company and that the operations of the Company during the period did not give rise to any Sales Tax, Wealth Tax, Customs Duty, Excise Duty.
   b. There are no undisputed statutory dues payable including dues in respect of Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Wealth Tax, Sales Tax, Customs Duty, Excise Duty, Cess which are outstanding as at 31 March, 2004 for a period of more than six months from the date they became payable. We have been further informed that there are no dues in respect of Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Wealth Tax, Sales Tax, Customs Duty, Excise Duty, Cess which have not been deposited on account of any dispute.
10. Since the Company has not commenced commercial operations, there are no accumulated losses in the Company at the end of the financial year.
11. According to the information and explanations given to us and the records of the Company examined by us, there are no dues towards loans sanctioned from banks and financial institutions. The Company has not issued any debentures.
12. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and others securities.
13. According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from bank or financial institutions.
14. According to the information and expanations given to us, and the records of the Company examined by us the Company has not raised any funds on a short term or long term basis.
15. According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the period.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants,

JITENDRA AGARWAL
Partner.
(Membership No. 87104)

Place : New Delhi
Date : 3rd May, 2004.


TATA

Balance Sheet as at 31st March, 2004

	Schedule	Rupees	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
SOURCES OF FUNDS				
1. SHAREHOLDERS' FUNDS				
Share Capital	1		1,312,500,000	*500,000*
APPLICATION OF FUNDS				
2. FIXED ASSETS (At Cost):				
Gross Block	2		2,438,325	—
Less : Accumulated Depreciation			169,950	—
Net Block			2,268,375	—
Capital Work in Progress (including advance against capital expenditure)	3		784,416,076	*25,172*
			786,684,451	*25,172*
3. CURRENT ASSETS, LOANS AND ADVANCES				
Cash & Bank Balances	4		571,443,913	*500,000*
Loans and Advances	5		2,487,357	—
			573,931,270	*500,000*
4. *Less : CURRENT LIABILITIES AND PROVISIONS*	6		48,146,141	*55,592*
5. NET CURRENT ASSETS			525,785,129	*444,408*
6. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	7		30,420	*30,420*
			1,312,500,000	***500,000***
Notes forming part of the accounts	8			

Schedules 1 to 8 are an integral part of the accounts.
As per our report of even date attached.

For S. B. *BILLIMORIA & CO.*
Chartered Accountants,

JITENDRA AGARWAL
Partner.

Place : New Delhi
Date : 3rd May, 2004

R. P. SINGH
Chairman.

UTPAL DHAR
Managing Director

S. DATTA
CAO and Company Secretary

Place : New Delhi
Date : 3rd May, 2004

Schedules forming part of the Balance Sheet

SCHEDULE – 1
SHARE CAPITAL

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Authorised : 150,000,000 *(Previous Year 50,000)* Equity Shares of Rs. 10 each	1,500,000,000	*500,000*
Issued, Subscribed and Paid up : 131,250,000 *(Previous Year 50,000)* Equity Shares of Rs. 10 each	1,312,500,000	500,000

(Of the above, 66,937,497 *(Previous Year Nil)* Equity Shares are held by the Tata Power Company Limited - the holding Company).

SCHEDULE – 2
FIXED ASSETS (At cost)

(All amounts in Rupees)

Description	GROSS BLOCK		DEPRECIATION		NET BLOCK
	Additions	As at 31.03.2004	For the year	As at 31.03.2004	As at 31.03.2004
Computer	980,280	980,280	39,288	39,288	940,992
Furniture and Fixtures	214,850	214,850	107,732	107,732	107,118
Office Equipments	161,948	161,948	16,994	16,994	144,954
Vehicles	1,081,247	1,081,247	5,936	5,936	1,075,311
TOTAL	**2,438,325**	**2,438,325**	**169,950**	**169,950**	**2,268,375**

SCHEDULE – 3
A. CAPITAL WORK IN PROGRESS

		As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
1.	SURVEY AND TRANSMISSION DEVELOPMENT CHARGES	76,436,446	—
2.	ENGINEERING AND CONSULTANCY CHARGES	74,304,000	—
3.	DIRECT PROJECT EXPENDITURE	6,302,753	—
4.	Advances to Contractors and Suppliers	487,136,808	—
5.	Incidental expenditure during Construction (Schedule 3B)	140,236,069	*25,172*
		784,416,076	*25,172*

B. INCIDENTAL EXPENDITURE DURING CONSTRUCTION

	As at 31st March, 2003 Rupees	For the year Rupees	*As at 31st March, 2004 Rupees*
Payment to and provision for employees			
Salaries, Wages and Bonus	—	8,800,158	8,800,158
Company's contribution to provident and superannuation fund	—	363,040	363,040
Retirement benefits	—	320,609	320,609
Welfare expenses	—	150,834	150,834
	—	**9,634,641**	**9,634,641**
Administration Expenses			
Rent and hire charges	—	2,911,627	2,911,627
Electricity charges	—	266,160	266,160



SCHEDULE – 3

B. INCIDENTAL EXPENDITURE DURING CONSTRUCTION *(Contd.)*

	As at 31st March, 2003 Rupees	For the year Rupees	*As at 31st March, 2004 Rupees*
Taxes and duties	—	1,527,765	1,527,765
Insurance charges	—	2,119	2,119
Repair and maintenance	—	109,638	109,638
Travelling and conveyance	—	5,375,015	5,375,015
Professional charges	—	3,400,488	3,400,488
Lenders' counsel and consultancy charges	—	9,659,531	9,659,531
Communication expenses	—	317,778	317,778
Printing, postage and stationery	1,572	285,474	287,046
Office and guest house maintenance expenses	—	1,523,644	1,523,644
Books and periodicals	—	83,063	83,063
Recruitment and relocation expenses	—	202,181	202,181
Advertisement and publicity expenses	—	1,653,916	1,653,916
Directors fees	—	265,000	265,000
Auditors fees	21,300	324,000	345,300
ROC fees	2,300	9,855,850	9,858,150
Depreciation	—	169,950	169,950
Miscellaneous expenses	—	144,252	144,252
	25,172	**38,077,451**	**38,102,623**
Interest and finance charges	—	93,873,735	93,873,735
Less : Income earned during project period (net of tax Rs. 800,657)	—	1,374,930	(1,374,930)
Net incidental expenditure during construction pending allocation	**25,172**	**140,210,897**	**140,236,069**

SCHEDULE – 4

CASH AND BANK BALANCES

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Cash in hand	59,498	—
Balance with schedule banks :		
In current account	142,130	*500,000*
In fixed deposits	571,242,285	—
	571,443,913	***500,000***

SCHEDULE – 5

LOANS AND ADVANCES

(Unsecured, Considered good)

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
Advances with public bodies	100,000	—
Amounts recoverable in cash or in kind or for value to be received	2,164,357	—
Security Deposits	223,000	—
	2,487,357	**—**

Schedules forming part of the Accounts

SCHEDULE 6
CURRENT LIABILITIES AND PROVISIONS

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
CURRENT LIABILITIES		
Sundry Creditors	42,347,518	*55,592*
Other Liabilities	5,338,921	—
	47,686,439	55,592
PROVISIONS		
Provision for tax (Net of advance tax Rs. 445,955)	354,702	—
Provision for Leave Encashment	105,000	—
	459,702	—
	48,146,141	**55,592**

SCHEDULE 7
MISCELLANEOUS EXPENDITURE
(to the extent not written off or adjusted)

	As at 31st March, 2004 Rupees	*As at 31st March, 2003 Rupees*
PRELIMINARY EXPENDITURE	30,420	*30,420*

SCHEDULE 8
NOTES FORMING PART OF ACCOUNTS

1. Background

Powerlinks Transmission Limited (the Company), which is a Joint Venture of The Tata Power Company Limited and Power Grid Corporation of India Limited with 51% and 49% shareholding respectively, has been set up to construct, operate and maintain a 1171 Kilometers of five 400 KV Transmission Lines and one 220 KV Double Circuit Transmission Line from Silliguri in West Bengal to Mandaula in Uttar Pradesh under the "Build-Own-Operate-Transfer" (BOOT) basis. The power will be evacuated from the Tala Hydra Electric Power Project in Bhutan, a Project developed by Government of India and Government of Bhutan, and surplus power in Eastern India and the same will be transferred to Northern India through the Transmission Lines. For the successful completion of the Transmission Line Project, the Company has awarded Letter of Awards (LOAs) for Tower, Conductor and Insulator Packages on the above mentioned route of 1171 Kilometers.

Also there is Transmission Service Agreement and Implementation Agreement between Power Grid and the Company according to which entire transmission capacity of the Transmission Lines will be made available to Power Grid for the transmission of power.

The Company has been granted transmission license for 25 years by Central Electricity Regulatory Commission (CERC) for the transmission of electricity effective 13 November 2003.

2. Significant Accounting Policies

a. Basis of accounting

The financial statements have been prepared under the historical cost convention, on the accrual basis of accounting and in accordance with the standards of accounting issued by the Institute of Chartered Accountants of India and referred to in section 211 (3C) of the Companies Act, 1956.

As at 31 March, 2004, as the Company has not commenced commercial operations, a statement of the Profit or Loss has not been prepared. Information required to be furnished by the Company in accordance with Part II of Schedule VI forming part of the Companies Act, 1956 has been disclosed in Schedule 3B of these financial statements under incidental expenditure during construction.

b. Fixed assets

Fixed assets are stated at cost of acquisition less accumulated depreciation. All costs relating to the acquisition and installation of fixed assets are capitalised.


TATA

Schedules annexed to and forming part of the Accounts

Capital work in progress includes :

i. Advances paid to Tower, Conductor and Insulator Packages contractors relating to the Transmission Lines Project.

ii. Expenditure incurred in connection with the Transmission Lines Project Pending allocation to fixed assets on completion of the Project.

iii. Incidental expenditure during construction period includes Payment to and provision for employees, Professional fees, Interest and financial charges and other administrative expenses net of income, pending allocation on completion of the Proejct.

c. Depreciation

Depreciation for the period in respect of assets has been provided on Straight-line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No. S.O. 265 (E) dated 27 March, 1994, except computers for which depreciation has been provided for on straight-line method basis at the rates and in the manner prescribed in Scedule XIV to the Companies Act, 1956.

Assets costing less than Rs. 5,000 individually are fully depreciated in the year of acquisition.

d. Foreign currenty transactions

Foreign currency transactions during the year are recorded at the rates of exchange prevailing on the date of the transactions. Monetary foreign currency assets and liabilities are translated into rupees at the rates of exchange prevailing on the balance sheet date. The differences in translation of monetary assets and liabilities and realised gains and losses on foreign currency transactions, other than those related to fixed assets, are recognised in Schedule 3B of these financial statements under Incidental expenditure during construction. Exchange differences in respect of liabilities incurred to acquire fixed assets are adjusted in the carrying costs of such fixed assets.

e. Retirement benefit costs

Retirement benefits to employees comprise gratuity, superannuation and provident fund under the schemes of the Company. The liabilities on account of gratuity and leave encashment benefits are determined based on actuarial valuations by an independent actuary. Contributions made towards provident fund and superannuation are included in Schedule 3B of these financial statements under incidental expenditure during construction.

f. Miscellaneous expenditure

Miscellaneous expenditure comprise preliminary expenses incurred prior to the incorporation of the Company, which will be charged off to revenue, as per Accounting Standard 26 - "Intangible Assets" issued by the Institute of Chartered Accountants of India, on the commissioning of the project and commencement of commercial activities.

g. Provisions of Income tax

Provision of Income tax amounting to Rs. 354,702 (net of advance tax of Rs. 445,955) is the amount of tax payable in respect of the interest earned on the Fixed Deposits as determined in accordance with the provisions of the Income-tax Act, 1961.

3. Secured Loans - Senior Lenders

The Company has entered into loan agreements with the Financial Institutions and Banks collectively known as "Senior Lenders" for financing the project. The details are as follows :

Senior Lender Name	Loan Amount (in Rs. Crores)	Agreement effective Date
Infrastructure Development Finance Company Limited (IDFC)	180	09 January, 2004
International Finance Corporation (IFC)	340	09 January, 2004
Asian Development Bank (ADB)	300	13 January, 2004
State Bank of India (SBI)	160	09 January, 2004
Total	**980**	

The Company is in the process of fulfilling the conditions precedent to the first disbursement of loan amount and has created a first ranking parri passu charge (after the balance sheet date) on all of its tangible, intangible, movable, fixed and current assets in favour of the Senior Lenders for the purpose of above mentioned loan amounts.

4. Expenditure incurred in foreign currency

Professional & consultancy fees amounting to Rs. 170,000 *(Previous year Rs. Nil)*

Schedules annexed to and forming part of the Accounts

5. **Managerial remuneration**

The Managing Director's and two Executive Directors' remuneration includes :

		As at 31 March, 2004 (Rupees)	*As at 31 March, 2003 (Rupees)*
a)	Salaries and allowances	1,759,928	*Nil*
b)	Contribution to Provident and other funds	436,445	*Nil*
c)	Monetary value of perquisities	287,630	*Nil*
	Total	**2,484,003**	***Nil***

6. **Auditor's remuneration**

Auditor's Remuneration inclusive of service tax amounting to Rs. 3,24,000 (Previous year Rs. 10,800) has been disclosed in Schedule 3B of these financial statements under incidental expenditure during construction.

7. **Capital Commitments**

Capital Commitments pertaining to the Tower, Conductor and Insulator Packages not provided for are Rs. 828 crores (net of advances of Rs. 49 crores)

8. **Bank Guarantees**

Guarantees given by bank amounting to Rs. 200,000 (Previous year Rs. Nil) on behalf of the Company to West Bengal & Uttar Pradesh Sales Tax Department for registration under State and Cental sales tax laws.

9. **Related Party Disclosures**

a. **List of related parties**

i. Holding Company

- The Tata Power Company Limited

ii. Company Exercising Significant Influences

- Power Grid Corporation of India Limited

iii Key Management Personnel

- Sh. Utpal Dhar - Managing Director
- Sh. Suresh Sachdev - Executive Director (Projects)
- Sh. P. K. Jha - Executive Director (Finance)

b. **Transactions/balances outstanding with Related Parties**

	Particulars	Holding Company (Rupees)	Company exercising significant influence (Rupees)	Key Management personnel (Rupees)
i.	Equity Contribution received	669,120,000	642,880,000	—
ii.	Income during execution of project	1,200	—	—
iii.	Survey and transmission development charges paid	18,307,905	58,128,541	—
iv.	Expenses reimbursed	8,199,757	2,797,310	—
v.	Engineering consultancy	—	74,304,000	—
vi.	Remuneration	—	—	24,84,003
vii.	Credit Balances Outstanding	24,569,539	87,104	98,296

10. The Tata Power Company Limited, the holding Company, has given a guarantee amounting to Rs. 55 crores (Previous year Rs. Nil) to Power Grid Corporation of India Limited to secure the performance and obligation of the Company under the implementation agreement entered between Power Grid and the Company.

11. Previous year's amounts have been regrouped/reclassified to conform with current year's presentation.


TATA

Cash Flow Statement

	Schedule Reference	Year ended 31.3.2004 Rupees	*Year ended 31.3.2003 Rupees*
A. CASH FLOW FROM INVESTING ACTIVITIES			
Adjustments for movement in working capital :			
(Increase)/Decrease in loans and advances		(2,487,357)	—
Increase/(Decrease) in trade and other payables		48,536,504	*13,100*
		46,049,147	***13,100***
Adjustments for depreciation		169,950	—
Direct taxes paid		(445,955)	—
Purchase of fixed assets		(2,438,325)	—
Capital work in progress		(644,180,007)	—
Interest earned		1,374,930	—
Incidental expenditure during construction		(47,712,092)	(13,100)
Cash From/(Used in) Investing Activities :		**(647,182,352)**	—
B. CASH FLOW FROM FINANCING ACTIVITIES :			
Proceeds from issue of Share Capital		1,312,000,000	—
Interest and finance charges		(93,873,735)	—
Cash From/(Used in) Financing Activities :		**1,218,126,265**	—
Net Increase/(Decrease) in cash and Cash Equivalents		**570,943,913**	—
Cash and Cash Equivalents as at 1 April, 2003		500,000	500,000
Cash and Cash Equivalents as at 31 March, 2004	4	**571,443,913**	***500,000***

As per our report of even date attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

JITENDRA AGARWAL
Partner.

Place : New Delhi
Date : 3rd May, 2004

R. P. SINGH
Chairman.

UTPAL DHAR
Managing Director

S. DATTA
CAO and Company Secretary

Place : New Delhi
Date : 3rd May, 2004

Information pursuant to Part IV of Schedule VI of the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

i. Registration Details

Registration No. 110714 | State Code 55 (Refer Code List)

Balance Sheet Date: 31 (Date) 03 (Month) 2004 (Year)

ii. Capital raised during the year
(Amount in Rupees thousands)

Public Issue: NIL	Right Issue: NIL
Bonus Issue: NIL	Private Placement: 1312000

iii. Position of Mobilisation and Deployment of Funds
(Amount in Rs. thousands)

Total Liabilities: 1360646	Total Assets: 1360646

Sources of Funds :

Paid-up Capital: 1312500	Reserves & Surplus: NIL
Secured Loans: NIL	Unsecured Loans: NIL

Application of Funds :

Net Fixed Assets: 786684.45	Investments: NIL
Net Current Assets: 525785.13	Miscellaneous Expenditure: 30.42

IV. Performance of the Company
(Amount in Rupees thousands)

Turnover: NIL	Total Expenditure: NIL
(+ / –) Profit/Loss before Tax: NIL	(+ / –) Profit/Loss after Tax: NIL
Earnings per Share (Rs.): NIL	Dividend Rate @ %: NIL

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Products Description:	Item Code No. (ITC Code): NA
Products Description:	Transmission


TATA

Tata Power Trading Company Limited

BOARD OF DIRECTORS

Mr F A Vandrevala *Chairman*

Mr P K Kukde

Mr Amulya Charan

Mr S Mohan Gurunath

Mr N K Gupta *Director & Manager*

Auditors:

S. B. Billimoria & Co.
Chartered Accountants

Bankers:

Citi Bank
Mumbai Branch
D N Road
Mumbai 400 001

Registered Office:

Carnac Receiving Station
34, Sant Tukaram Road
Carnac Bunder
Mumbai 400 009

Directors' Report

To The Members of

Tata Power Trading Company Limited

The Directors hereby present their First Annual Report on the business of the Company and the statement of accounts for the year ended 31st March, 2004.

1. **OPERATIONS**

   The Company has applied to the Central Electricity Regulatory Commission (CERC) for a licence for Inter-State Trading of Electricity within India. The Licence is awaited. The Company will commence operations subsequent to receipt of the Licence.

2. **INCREASE IN AUTHORISED CAPITAL**

   During the period under review the Company increased its Authorised Share Capital from Rs. 1 lakh to Rs. 10 crores.

3. **RIGHTS ISSUE**

   During the year the Company made a rights issue of 19,90,000 equity shares in the ratio 199:1 for cash at par (face value Rs. 10/-) aggregating to Rs. 1.99 crores.

4. **DIRECTORS**

   In accordance with the Companies Act, 1956 Mr. F. A. Vandrevala, Mr. P. K. Kukde, Mr. Amulya Charan and Mr. S. M. Gurunath being the First Directors named in the Articles of Association hold office only upto the Annual General Meeting. The Company has received notices from members proposing their appointment as Directors.

   The Board of Directors appointed Mr. N.K. Gupta as an Additional Director of the Company with effect from May 1, 2004. A notice has been received from a Member proposing Mr. N.K. Gupta's appointment as a Director. The Board has also approved the appointment of Mr. N.K. Gupta as Manager of the Company with effect from May 1, 2004. His appointment and the terms of his agreement require approval of the Members at the ensuing Annual General Meeting.

5. **AUDITORS**

   Members are requested to appoint Auditors for the current year and to fix their remuneration M/s. S. B. Billimoria and Co. Chartered Accountants, the existing Auditors, have under Section 224 (1) of the Companies Act, 1956, indicated their eligibility for re-appointment.

6. **PARTICULARS OF EMPLOYEES**

   The Company had no employees of the category specified under Section 217 (2A) of the Companies Act, 1956.

7. **CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO**

   The provosions of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 pertaining to conservation of energy, technology absorption and foreign exchange earnings and outgo are not applicable to the Company.

8. **DIRECTORS RESPONSIBILITY STATEMENT**

   Pursuant to Section 217 (2AA) of the Companies Act, 1956, the Directors, based on the representations received from the Operating Management, confirm that :

   (i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

   (ii) they have, in the selection of the accounting policies consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the period;

   (iii) they have taken proper and sufficient care, to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safe guarding the assets of the company and for preventing and detecting fraud and other irregularities;

   (iv) they have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

F. A. Vandrevala
Chairman

Place : Mumbai
Dated : 17th May, 2004.

Auditors' Report

To the members of TATA POWER TRADING COMPANY LIMITED

1. We have audited the attached Balance Sheet of **TATA POWER TRADING COMPANY LIMITED** as at 31st March, 2004. Since the Company has not started its operation, no Profit and Loss Account has been prepared. This Balance Sheet is the responsibility of the Company's Management. Our responsibility is to express an opinion on the same based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraph 4 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3, we report as follows:

   (a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

   (c) the Balance Sheet dealt with by this report is in agreement with the books of account;

   (d) in our opinion, the Balance Sheet dealt with by this report is in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

   (e) in our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet gives the information required by the Companies Act, 1956 in the manner so required and gives a true and fair view in conformity with the accounting principles generally accepted in India of the state of affairs of the Company as at 31st March, 2004.

5. On the basis of the written representations obtained from Directors as at 31st March, 2004 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31st March, 2004 from being appointed as a Director in terms of Section 274(1)(g) of the Companies Act, 1956.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

UDAYAN SEN
Partner
Membership No: 31220

Place : Mumbai
Date: 17th May, 2004.



Annexure to the Auditors' Report

(Referred to in paragraph 3 of our report of even date)

(i) The nature of the Company's business/activities during the year is such that clauses (i), (ii), (iii), (iv), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix) and (xx) of the Order are not applicable.

(ii) In respect of transactions entered in the Register maintained in pursuance of Section 301 of the Companies Act, 1956 :

(a) To the best of our knowledge and belief and according to the information and explanations given to us, the transactions that required to be entered in the Register have been so entered.

(b) According to the information and explanations given to us, where each of such transactions is in excess of Rs.500,000 in respect of any party, the transactions have been made at prices which are prima facie reasonable having regard to the prevailing market prices at which similar transactions were entered into.

(iii) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company was noticed or reported during the period.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

UDAYAN SEN
Partner
Membership No: 31220

Place : Mumbai
Date: 17th May, 2004.

Tata Power Trading Company Limited

Balance Sheet as at 31st March, 2004

	Schedule No.	Rupees	Rupees
FUNDS EMPLOYED			
1. Share Capital	A		20,000,000
			20,000,000
APPLICATION OF FUNDS			
2. Current Assets, Loans and Advances	B	20,000,000	
3. *Less* : Current Liabilities and Provisions	C	1,601,659	
4. Net Current Assets			18,398,341
5. Miscellaneous Expenditure	D		1,601,659
			20,000,000
6. Notes	E		

As per our report attached
For S. B. BILLIMORIA & CO.
Chartered Accountants,
UDAYAN SEN
Partner.

Place : Mumbai
Date : 17 May, 2004

N.K. GUPTA
Director & Manager

For and on behalf of the Board
F. A. VANDREVALA
P. K. KUKDE
AMULYA CHARAN
S. MOHAN GURUNATH
Directors
Place : Mumbai
Date : 17 May, 2004



Schedules forming part of the Balance Sheet

A. SHARE CAPITAL

	Rupees
Authorised Capital:	
10,000,000 Equity Shares of Rs. 10 each	100,000,000
Issued, Subscribed and Paid up:	
2,000,000 Equity Shares of Rs. 10 each	**20,000,000**
(The Company is a wholly owned subsidiary of Tata Power Company Limited)	
B. CURRENT ASSETS, LOANS AND ADVANCES	
(a) Current Assets:	
Current Account with Scheduled Bank	20,000,000
	20,000,000
C. CURRENT LIABILITIES AND PROVISIONS	
Sundry Creditors	1,601,659
	1,601,659
D. MISCELLANEOUS EXPENDITURE	
Preliminary Expenses	1,601,659
	1,601,659

NOTES FORMING PART OF THE ACCOUNTS

SCHEDULE 'E'

1. The Company was incorporated as a private limited company on 31st December, 2003 and on 16th February, 2004, became a public limited company. The Company was set up as a subsidiary of Tata Power Company Limited, to carry out trading of electricity within India.

2. **Significant Accounting Policies:**

   ***(a)* Basis of Accounting:**

   The Financial Statements are prepared under historical cost convention, on accrual basis, and are in accordance with requirements of the Companies Act, 1956, and comply with the Accounting Standards referred to in sub-section (3c) of Section 211 of the said Act.

   ***(b)* Preliminary Expenses:**

   Preliminary Expenses are written off over a period of five years after commencement of business.

3. **Related Party Disclosures:**

   Details of transactions with Tata Power Company Limited (Holding Company) :

Description	**Current Year (Rupees)**
Sundry Creditors (balance)	15,85,459

Schedules forming part of the Balance Sheet

4. **Details of Auditors' Remuneration:**

Description	Current Period (Rupees)
Audit Fees	15,000
Service Tax on the above	1,200
Total	**16,200**

5. This being the first period of operations of the Company, there are no corresponding figures for the previous period.

As per our report attached
For **S. B. BILLIMORIA & CO.**
Chartered Accountants,
UDAYAN SEN
Partner.

Place : Mumbai
Date : 17th May, 2004

For and on behalf of the Board
F. A. VANDREVALA
P. K. KUKDE
AMULYA CHARAN
S. MOHAN GURUNATH
Directors

Place : Mumbai
Date : 17th May, 2004


TATA

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. 143770 State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 2004 (Year)

II. Capital raised during the year
(Amount in Rupees Thousands)

Public Issue	Rights Issue
NIL	19900
Bonus Shares	**Private Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds
(Amount in Rupees Thousands)

Total Liabilities	Total Assets
20000	20000

Sources of Funds :

Paid-up Capital	Reserves & Surplus
20000	NIL
Secured Loans	**Unsecured Loans**
NIL	NIL

Application of Funds :

Net Fixed Assets	Investments
NIL	NIL
Net Current Assets	**Miscellaneous Expenditure**
18398	1602
Accumulated Losses	**Deferred Tax (Net)**
NIL	NIL

IV. Performance of the Company
(Amount in Rupees Thousands)

Turnover (Gross Revenue)	Total Expenditure
NIL	NIL
(+ / –) Profit/Loss before Tax	**(+ / –) Profit/Loss after Tax**
NIL	NIL
Earnings per Shares (Weighted Average)	**Dividend Rate %**
NIL	NIL

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Not Applicable.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Attendance Slip

Shareholders attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the EIGHTY-FIFTH ANNUAL GENERAL MEETING of the Company at Nehru Centre Auditorium, Discovery of India Building, Dr. Annie Besant Road, Worli, Mumbai - 400 018, at 3.00 p.m. on Tuesday, the 29th June, 2004.

....

Full name of the Shareholder Signature
(in block capitals)

Folio No. : .... / DP ID No.* .... & Client ID No.* ....

* Applicable for members holding shares in electronic form.

....

Full name of Proxy Signature
(in block capitals)

NOTE : Shareholder/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Proxy

I/We ....

of .... in the district of .... being

a Member/Members of the above named Company, hereby appoint .... of

.... in the district of .... or failing him

.... of .... in the district of

.... as my/our Proxy to attend and vote for me/us and on my/our behalf at the EIGHTY-FIFTH ANNUAL GENERAL MEETING of the Company, to be held on Tuesday, 29th June, 2004 and at any adjournment thereof.

Signed this .... day of .... 2004.

Folio No. : .... / DP ID No.* .... & Client ID No.* ....

* Applicable for members holding shares in electronic form.

No. of Shares

Signature

Affix
15 Paise
Revenue
Stamp

This form is to be used @ in favour of / @ against the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.

@ Strike out whichever is not desired.

NOTES : (i) The proxy must be returned so as to reach the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) *Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.*



TATA

TATA POWER

The Tata Power Company Limited
Bombay House 24 Homi Mody Street Mumbai 400 001